

June 18, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:** **MIAX Emerald, LLC ("EMERALD")**
> **Amendment 2025-12 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(c) is Amendment 2025-12 to the Form 1 Application of EMERALD, which includes the following changes:

Exhibits A, B, C & J – Triennial filing pursuant to Rule 6a-2(c)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/18/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION　　　　　　　　☒ AMENDMENT

1. State the name of the applicant:　MIAX Emerald, LLC

2. Provide the applicant's primary street address:　7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
　　　Telephone:　609-897-7300;　Facsimile:　609-987-2210

25000247

5. Provide the name, title and telephone number of a contact employee:
　　　Barbara J. Comly, EVP, General Counsel & Corporate Secretary
　　　609-897-7315

6. Provide the name and address of counsel for the applicant:
　　　Barbara J. Comly, EVP, General Counsel & Corporate Secretary
　　　MIAX Emerald, LLC
　　　7 Roszel Road, Suite 1A
　　　Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:　December 31

8. Indicate legal status of applicant:　☐ Corporation　　☐ Sole Proprietorship　　☐ Partnership
　　　☒ Limited Liability Company　　☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

　(a)　Date (MM/DD/YY):　01/30/18　　　　(b)　State/Country of formation:　Delaware

　(c)　Statute under which applicant was organized:　Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION:　The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date:　June 18, 2025

By: _____
　　　Barbara J. Comly
　　　EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 18th day of June, 2025.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

The following materials are submitted by MIAX Emerald, LLC ("Emerald" or the "Exchange") in response to this Exhibit A:

1.   The Amended and Restated Certificate of Formation of MIAX Emerald, LLC dated November 12, 2020 is attached.

2.   The Second Amended and Restated Limited Liability Company Agreement of MIAX Emerald, LLC dated November 12, 2020 is attached.

3.   The Amended and Restated By-Laws of MIAX Emerald, LLC dated February 10, 2025 are attached.

EXHIBIT B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

The Rules of the Exchange dated as of June 9, 2025, are attached.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
    - Miami International Securities Exchange, LLC;
    - MIAX PEARL, LLC;
    - MIAX Emerald, LLC;
    - MIAX Sapphire, LLC;
    - Miami International Technologies, LLC;
    - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
    - M 9 Holdings, LLC;
    - The Bermuda Stock Exchange;
    - MGEX Real Estate Holdings, LLC;
    - MIAX Global, LLC;
    - MIAX Products, LLC;
    - Dorman Trading, LLC;
    - MIH East Holdings, Limited; and
    - The International Stock Exchange Group Limited which is the sole owner of The International Stock Exchange Authority Limited.

    Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### *Officers of Miami International Holdings, Inc.*

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales

Name	Title
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel

Name	Title
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
David Brown
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Mark I. Massad
Jack G. Mondel
Lisa Moore
Jamil Nazarali
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Mark F. Raymond
Cynthia Schwarzkopf
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development

Name	Title
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman

Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Nathaniel Pomeroy
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
John Fischer

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Nathaniel Pomeroy

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
John A. Kinahan
John E. McCormac
Nathaniel Pomeroy
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel

Name	Title
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D.   MIAX SAPPHIRE, LLC

1.   *Name*: MIAX Sapphire, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4.   *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Sapphire, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations

Name	Title
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Kenneth Lozier
John E. McCormac
Robert D. Prunetti
David Silber

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
David Silber

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E.   MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC(formerly MIAX Futures Holdco, LLC)
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the

applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global Derivatives, LLC

Name	Title
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Global Derivatives, LLC

Directors
Thomas P. Gallagher
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G.   M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC(formerly MIAX Futures, LLC)
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9 ") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 has operated as a holding company for the outstanding membership interests in ConvexityShares, LLC. ConvexityShares, LLC was merged into M 9 on March 19, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 and Certificate of Amendment dated April 25, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

    Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H.   THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
    Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3.	*Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4.	*Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5.	*Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6.	*A copy of the constitution*: Not applicable.

7.	*A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8.	*A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9.	*The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Byrne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I.   BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
   Address: 110 Pitts Bay Road, 4ᵗʰ Floor, Pembroke, Bermuda HM 08

2. *Form of organization*:   A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5.   *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

     ### Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

     ### Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J.   M 402 HOLDINGS, LLC

1.   *Name*: M 402 Holdings, LLC
     Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4.   *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5.   *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6.   *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K.   MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the

Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated February 28, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Exchange, LLC

Name	Title
Troy McDonald Kane	President
Jacob R. Fedje	Vice President – Head of Clearing and Chief Risk Officer
Lindsay R. Hopkins	Vice President – Chief Compliance Officer, Senior Counsel, Corporate Secretary
Joshua C. Markou	Chief Financial Officer & Treasurer
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Peter D. Sparby	Vice President – Chief Regulatory Officer

Directors of MIAX Futures Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
David S. Fleming
Bradley Griffith
William V. Looney, Jr.
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

Standing Committees of MIAX Futures Exchange, LLC

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L.   MGEX Real Estate Holdings, LLC

1.   *Name*: MGEX Real Estate Holdings, LLC
     Address: 400 S 4th St, Minneapolis, MN 55415

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4.   *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	Executive Vice President – Chief Financial Officer
Barbara Comly	Secretary
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Blake Tiedeman	Assistant Vice President – Real Estate Operations

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M.   MIAX GLOBAL, LLC

1.   *Name*: MIAX Global, LLC
       Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4.   *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

       Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

       Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
    Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

    Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
   Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of Dorman Trading, LLC.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Marie Schmucker	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
Wesley Chiu	Vice President – Finance
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q.   LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer

Name	Title
Brian Mulherin	General Counsel
Caroline Arnold	Chief Compliance Officer and Chief Regulatory Officer on an interim basis
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R.   MIH EAST HOLDINGS, LIMITED

1.   *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4.   *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: MIH East is a holding company that holds all of the issued and outstanding shares of The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ### Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

    ### Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S.   THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. *Name*: The International Stock Exchange Group Limited
    Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*:   A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Limited; Certificate of Change of Name to The International Stock Exchange Group Limited on March 6, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. TISEG is the sole owner of The International Stock Exchange Authority Limited ("TISEA").

5. *Brief description of business or functions*: TISEG is a holding company that holds all of the issued and outstanding shares of TISEA. TISEG, via its subsidiary, TISEA, provides

financial markets and securities services to public and private companies. TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange, known as The International Stock Exchange ("TISE"). TISE's Qualified Investor Bond Market ("QIBM") is a leading market in Europe for listing high yield bonds, private equity debt and has a growing reputation for listing securitization transactions. TISE offers trading in domestic equities, UK Real Estate Investment Trusts ("REITs") and hosts a sustainable finance segment, TISE Sustainable. TISEG is headquartered in Guernsey, Channel Islands.

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Memorandum of Incorporation dated November 14, 2013, Certificate of Name Change dated March 6, 2017, and Articles of Incorporation dated April 24, 2025, are attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Group Limited

Name	Title
Cees Vermaas	Chief Executive Officer and Director
Robbie Andrade	Chief Operating Officer
Andrew Watchman	Chief Financial Officer and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Group Limited

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Caroline Mackenzie Kennedy
Cees Vermaas (Executive Director)
Andrew Watchman (Executive Director)
Alexander Anderson Whamond

Committees of The International Stock Exchange Group Limited

There are four authorized committees of TISEG, with no active members since the closing of the TISEG acquisition on June 5, 2025: Audit Committee, Nominations Committee, Renumeration Committee and Risk Committee.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

T.   THE INTERNATIONAL STOCK EXCHANGE AUTHORITY LIMITED

1.   *Name*: The International Stock Exchange Authority Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2.   *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3.   *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Authority Limited; Certificate of Change of Name to The International Stock Exchange Authority Limited on April 26, 2017.

4.   *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. The International Stock Exchange Authority Limited ("TISEA") is a wholly-owned subsidiary of TISEG.

5.   *Brief description of business or functions*: TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange under the Protection of Investors (Bailiwick of Guernsey) Law, 2020. TISEA acts as the frontline regulator for The International Stock Exchange ("TISE").

6.   *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Certificate of Change of Name dated April 26, 2017, and Memorandum and Articles of Incorporation dated November 14, 2013 are attached

8.   *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Authority Limited

Name	Title
Cameron Craine	Head of Listings and Director
Jonathan Richards	Head of Market Regulation and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Authority Limited

Directors
Nicholas Bayley (Chair)
Philip Braun
Cameron Craine (Executive Director)
Jonathan Richards (Executive Director)

Standing Committees of The International Stock Exchange Authority Limited

Listing and Membership Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

TPM Oversight Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   Name.

2.   Title.

3.   Dates of commencement and termination of term of office or position.

4.   Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Response:

1.   **Officers of MIAX Emerald, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX Emerald, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
David S. Fleming	Industry/Member Representative	Class I – 2026	Business Development – Options – Jump Trading, LLC
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2026	Law Firm Partner – Connell Foley LLP; Executive Director – Mercy Center Corp.; Former NJ Lt. Governor and Secretary of State
Robert D. Prunetti	Non-Industry	Class I – 2026	President – Phoenix Ventures, LLC
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2027	Attorney (Retired)
Paul Jiganti	Industry/Member Representative	Class II – 2027	Consultant
John E. McCormac	Non-Industry/ Independent	Class II – 2027	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Liam Smith	Industry	Class II – 2027	Head of Corporate Strategy – Optiver US
Marianne Deane	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Kurt M. Eckert	Industry	Class III – 2028	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Richard Herr	Industry	Class III – 2028	Managing Director – Piper Sandler
Adam Hoffman	Industry/Member Representative	Class III – 2028	Chief Operating Officer – IMC Financial Markets

Name	Classification	Term of Office	Type of Business
Joseph M. Kyrillos, Jr.	Non-Industry/Independent	Class III – 2028	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District

3. Standing Committees of MIAX Emerald, LLC

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
David S. Fleming	Industry/Member Representative
John E. McCormac	Non-Industry/Independent

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

MIAX EMERALD, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed on January 30, 2018, under file number: 6528291.

1.   The name of the limited liability company is **MIAX Emerald, LLC** (the "Company").

2.   The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.   This Certificate shall be effective upon filing.

4.   The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of November, 2020.

MIAX EMERALD, LLC

By: _____

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

       Miami International Holdings, Inc., a Delaware corporation, the sole member (the "<u>LLC Member</u>") of **MIAX Emerald, LLC**, a Delaware limited liability company (the "<u>Company</u>"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "<u>LLC Act</u>"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "<u>LLC Agreement</u>") of the Company which amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement dated December 21, 2018 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on <u>Schedule A</u> to this LLC Agreement.

       Section 1.   **<u>Formation of the Company</u>**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

       Section 2.   **<u>Name</u>.** The name of the Company is "MIAX Emerald, LLC".

       Section 3.   **<u>Principal Place of Business</u>.** The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

       Section 4.   **<u>Registered Office; Registered Agent</u>.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

       Section 5.   **<u>Term</u>.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

       Section 6.   **<u>LLC Member</u>.** Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

       Section 7.   **<u>Purpose of the Company</u>.** The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "<u>Board of Directors</u>").

Section 8. <u>Powers.</u> The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. <u>Management.</u>

(a) <u>Board of Directors</u>. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) <u>Powers</u>. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) <u>By-Laws</u>. The Company, the LLC Member and the Board of Directors have adopted the By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "<u>By-Laws</u>"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) <u>Directors as Agents</u>. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. <u>Officers.</u>

(a) <u>Officers of the Company</u>. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "<u>Officers</u>") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from

2

time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b)   Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c)   Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. **Advisory Board.** The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Limited Liability.** Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13.   **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14.   **Additional Contributions.** The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15.   **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16.   **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17.   **Books and Records.**

(a)   The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b)   All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18.   **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19.   **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20.   **Exculpation and Indemnification.**

(a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21.   Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22.   Dissolution.

(a)   The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b)   Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c)   In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d)   The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23.   Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24.   Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

> **Section 25.** **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

> **Section 26.** **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

> **Section 27.** **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

> **Section 28.** **Amendments.**

> (a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

> (b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

> **Section 29.** **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: _____
       Thomas P. Gallagher
       Chairman and Chief Executive Officer

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Emerald, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B.   Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a)   "Act" means the Securities Exchange Act of 1934, as amended.

(b)   An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c)   "Board" or "Board of Directors" means the Board of Directors of the Company.

(d)   "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)   "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

(f)   "Commission" means the Securities and Exchange Commission.

(g)   "Company" means MIAX Emerald, LLC, a Delaware limited liability company.

(h)   "day" means calendar day.

(i)   "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j)   "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k)   **[Reserved]**

(l)   "Exchange" means the national securities exchange operated by the Company.

(m)   "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n)   "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o)   "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p)   "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q)   "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r)   "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or

more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s)   "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t)   "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u)   "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v)   "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w)   "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x)   "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y)　　"Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z)　　"Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa)　　"Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb)　　"Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc)　　"person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd)　　"person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee)　　"Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff)　　"registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg)　　"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh)　　"Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii)　　"statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1   Powers

(a)   The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b)   The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c)   The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d)   In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "<u>members</u>," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "<u>Exchange Members</u>") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e)   In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of

trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2   Composition of the Board

(a)   The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b)   At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i)   The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii)   The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c)   The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d)   A Director may not be subject to a statutory disqualification.

(e)   The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

6

Section 2.3   Terms of Office

(a)   The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b)   Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4   Nomination and Election

(a)   The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b)   The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c)   Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the

7

candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d)   Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e)   If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f)   With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5   Interim Directors

(a)   The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities

exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b)   The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c)   Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d)   If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5)

9

days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6   Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7   Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8   Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a

person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b)   If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9   Removal and Resignation

(a)   Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b)   A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c)   Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10   Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

11

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a)   Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b)   The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or

12

certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16   Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17   Waiver of Notice

(a)   Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b)   Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18   Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19   Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20   Conflicts of Interest; Contracts and Transactions Involving Directors

(a)   A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b)   No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1   Annual Meeting; Election of Directors and Other Matters

(a)   The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b)   The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2   Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3   Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

14

Section 3.4   Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.


ARTICLE IV
Committees


Section 4.1   Designation of Committees

(a)   **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b)   **Committees of the Exchange.**   The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2   Board Committees - Appointment and Removal; Vacancies; Term

(a)   Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b)   Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective

committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3   Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4   Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5   Specified Board Committees

(a)   **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and

practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b)   **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c)   **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d)   **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The

Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6   Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1   Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted.   Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for

registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2   Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3   Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.


ARTICLE VI
Officers, Agents and Employees


Section 6.1   General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.


19


Section 6.2   Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3   Resignation and Removal of Officers; Vacancies

(a)   Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b)   Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c)   Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4   Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5   Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6   Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure

of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and

enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11   Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12   Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13   Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14   Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such

other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.


ARTICLE VII
Indemnification and Insurance


Section 7.1   Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2   Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

23

Section 7.3   Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4   Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5   Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6   Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7   Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8   Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

<u>**ARTICLE VIII**</u>
Amendments; Emergency By-Laws

Section 8.1   By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2   Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3   Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a)   the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b)   the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4   Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1   Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2   Disciplinary Proceedings

(a)   The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b)   The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate

26

sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i)   a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii)   violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii)   failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv)   failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3   Membership Qualifications

(a)   The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b)   The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c)   Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4   Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory

Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a)   references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b)   the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and

its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5   Execution of Instruments, Contracts, etc.

(a)   All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b)   All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6   Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7   Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025



MIAX Emerald Options Exchange

Rulebook

As of June 9, 2025



Table of Contents







Chapter I. Definitions

Rule 100. Definitions

ABBO or Away Best Bid or Offer
The term "**ABBO**" or "**Away Best Bid or Offer**" means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

Affiliate or affiliated with
The term "**affiliate**" of or person "**affiliated with**" another person means a person who, directly, or indirectly, controls, is controlled by, or is under common control with, such other person.

Aggregate Exercise Price
The term "**aggregate exercise price**" means the exercise price of an option contract multiplied by the number of units of the underlying security covered by the option contract.

American-Style Option
The term "**American-style option**" means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.

Associated Person or Person Associated with a Member
The term "**associated person**" or "**person associated with a Member**" means any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

Bid
The term "**bid**" means a limit order or quote to buy one or more option contracts.

Board
The term "**Board**" means the Board of Directors of MIAX Emerald, LLC.

Book
The term "**Book**" means the electronic book of buy and sell orders and quotes maintained by the System.

By-Laws
The term "**By-Laws**" means the By-Laws of MIAX Emerald, LLC, as the same may be amended from time to time.

Call
The term "**call**" means an option contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the number of units of the underlying security covered by the option contract.

Class of Options or Option Class
The terms "**class of options**" or "**option class**" mean all option contracts covering the same underlying security.



Clearing Corporation
The term "**Clearing Corporation**" means The Options Clearing Corporation.

Clearing Member
The term "**Clearing Member**" means a Member that has been admitted to membership in the Clearing Corporation pursuant to the provisions of the rules of the Clearing Corporation.

Closing Purchase Transaction
The term "**closing purchase transaction**" means an Exchange Transaction which will reduce or eliminate a short position in an option contract.

Closing Writing Transaction
The term "**closing writing transaction**" means an Exchange Transaction which will reduce or eliminate a long position in an option contract.

Control
The term "**control**" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Covered
The term "**covered**" in respect of a short position in a call option contract means that the writer's obligation is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 610(f) or 610(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or less than the exercise price of the option contract in such short position. The term "covered" in respect of a short position in a put option contract means that the writer holds in the same account as the short position, on a share-for-share basis, a long position in an option contract of the same type and class of options where the exercise price of the option contract in such long position is equal to or greater than the exercise price of the option contract in such short position.

Directed Order
A "**Directed Order**" is an order entered into the System by an Electronic Exchange Member with a designation for a Lead Market Maker (referred to as a "Directed Lead Market Maker"). Only Priority Customer Orders will be eligible to be entered into the System as a Directed Order by an Electronic Exchange Member.

Discretion
The term "**discretion**" means the authority of a broker or dealer to determine for a customer the type of option, the class or series of options, the number of contracts, or whether options are to be bought or sold.

EBBO
The term "**EBBO**" means the best bid or offer on the Exchange.

Electronic Exchange Member
The term "**Electronic Exchange Member**" or "**EEM**" means the holder of a Trading Permit who is not a Market Maker. Electronic Exchange Members are deemed "members" under the Exchange Act.



European-Style Option

The term "**European-style option**" means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised only on its expiration date.

Exchange

The term "**Exchange**" means the national securities exchange known as MIAX Emerald, LLC, or MIAX Emerald.

Exchange Act

The term "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

Exchange Transaction

The term "**Exchange Transaction**" means a transaction involving a security that is effected on the Exchange.

Exercise Price

The term "**exercise price**" means the specified price per unit at which the underlying security may be purchased or sold upon the exercise of an option contract.

Federal Reserve Board

The term "**Federal Reserve Board**" means the Board of Governors of the Federal Reserve System.

Foreign Broker-Dealer

The term "**foreign broker-dealer**" means any person or entity that is registered, authorized or licensed by a foreign governmental agency or foreign regulatory organization (or is required to be so registered, authorized or licensed) to perform the function of a broker or dealer in securities, or both. For the purposes of this definition, the terms "broker" and "dealer" have the same meaning as provided in Section 3(a)(4) and 3(a)(5) of the Exchange Act, except that a "broker" or "dealer" may be a bank.

He, Him or His

The terms "**he**," "**him**" or "**his**" shall be deemed to refer to persons of female as well as male gender, and to include organizations, as well as individuals, when the context so requires.

Help Desk

The term "**Help Desk**" means the Exchange's control room consisting of Exchange staff authorized to make certain trading determinations on behalf of the Exchange. The Help Desk shall report to and be supervised by a senior executive officer of the Exchange.

Individual Option

The term "**individual option**" means an option contract that is either a put or a call, covering a specific underlying security and having a specific exercise price and expiration date.

Lead Market Maker

The term "**Lead Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Lead Market Makers. When a Lead Market Maker is appointed to act in the capacity of a Primary Lead Market Maker, the additional rights and responsibilities of a Primary Lead Market Maker specified in Chapter VI of these Rules will apply.



Long Position

The term "**long position**" means a person's interest as the holder of one or more units of trading of a given option contract.

Market Makers

The term "**Market Makers**" refers to "Lead Market Makers", "Primary Lead Market Makers" and "Registered Market Makers" collectively.

Member

The term "**Member**" means an individual or organization approved to exercise the trading rights associated with a Trading Permit. Members are deemed "members" under the Exchange Act.

Membership

The term "**Membership**" refers to the trading privileges held by a Member.

MIAX

The term "**MIAX**" means Miami International Securities Exchange, LLC.

MIAX Emerald

The term "**MIAX Emerald**" means MIAX Emerald, LLC, or the Exchange.

MIAX Pearl

The term "**MIAX Pearl**" means MIAX PEARL, LLC.

NBBO

The term "**NBBO**" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from OPRA.

Non-Customer

The term "**Non-Customer**" means a person or entity that is a broker or dealer in securities.

Non-Customer Order

The term "**Non-Customer Order**" means an order for the account of a Non-Customer.

Offer

The term "**offer**" means a limit order or quote to sell one or more option contracts.

Opening Purchase Transaction

The term "**opening purchase transaction**" means an Exchange Transaction which will create or increase a long position in an option contract.

Opening Writing Transaction

The term "**opening writing transaction**" means an Exchange Transaction which will create or increase a short position in an option contract.

OPRA

The term "**OPRA**" means the Options Price Reporting Authority, LLC.



Option Contract
The term "**option contract**" means a put or a call issued, or subject to issuance, by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.

Order
The term "**order**" means a firm commitment to buy or sell option contracts.

Outstanding
The term "**outstanding**" in respect of an option contract means an option contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.

Person
The term "**person**" shall refer to a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision thereof.

Post-Only Order
The term "**Post-Only Order**" is defined in Rule 516(m).

Post-Only OQ
The term "**Post-Only OQ**" is defined in Rule 515.

Post-Only Quote
The term "**Post-Only Quote**" is defined in Rule 517(a)(1)(i).

Primary Lead Market Maker
The term "**Primary Lead Market Maker**" means a Lead Market Maker appointed by the Exchange to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Primary Lead Market Makers.

Primary Market
The term "**primary market**" means the principal market in which an underlying security is traded.

Principal Shareholder
The term "**principal shareholder**" means any person beneficially owning, directly or indirectly, equity securities representing 5% of the voting power in elections of directors, or 5% of the net worth, or a 5% participation in the net profits, of a corporation.

Priority Customer
The term "**Priority Customer**" means a person or entity that (i) is not a broker or dealer in securities, and (ii) does not place more than 390 orders in listed options per day on average during a calendar month for its own beneficial account(s). The number of orders shall be counted in accordance with the following Interpretation and Policy .01 hereto.

Interpretations and Policies:

.01 For purposes of counting the number of orders in listed options per day on average during a calendar month for its own beneficial account(s) for designation as Priority Customer, or Professional Interest, under Rule 100:



(a) Except as noted below, each order of any type, regardless of the options exchange on which the order is entered or to which the order is routed, shall be counted as one (1) order toward the number of orders, except that Flexible Exchange Option (FLEX) orders shall not be counted.

(b) Complex orders comprised of eight (8) options legs or fewer shall be counted as a single order. For complex orders comprised of nine (9) options legs or more, each leg shall count as its own separate order.

(c) A "parent" order placed for the beneficial account(s) of a person or entity not a broker or dealer that is broken into multiple subordinate "child" orders on the same side (buy/sell) and series as the parent order, by a broker or dealer or an algorithm housed at a broker or dealer or licensed from a broker dealer but housed with the customer, shall be counted as one (1) order, even if the orders are routed away. A "parent" order (including a strategy order) that is broken into multiple subordinate "child" orders on both sides (buy/sell) of a series and/or multiple series shall be counted as multiple orders, with each child order counted as a new and separate order per side and series.

(d)   (1) An order that cancels and replaces a prior order shall be counted as a second order, or multiple new orders in the case of a Complex order comprised of nine (9) options legs or more, including "single-strike algorithms." A series of cancel and replace orders in an individual strike, which track the EBBO or NBBO, shall be counted as separate new orders. A cancel message is not an order.

        (2) Except as noted in paragraph (d)(3) below, an order that cancels and replaces a subordinate "child" order on the same side and series as the "parent" order shall not be counted as a new order.

        (3) An order that cancels and replaces a subordinate "child" order and results in multiple sides/series shall be counted as a new order per side and series. An order that cancels and replaces a subordinate "child" order pegged to the EBBO or NBBO, shall be counted as a new order each time a cancel/replace is used to follow the EBBO or NBBO.

Priority Customer Order
The term "**Priority Customer Order**" means an order for the account of a Priority Customer.

Priority Quote
The term "**priority quote**" has the meaning set forth in Rule 517(b)(1)(i).

Professional Interest
The term "**Professional Interest**" means (i) an order that is for the account of a person or entity that is not a Priority Customer, or (ii) an order or non-priority quote for the account of a Market Maker.

Proprietary Trading
The term **"proprietary trading"** for purposes of Rule 1900 means trading done by a Member having the following characteristics: (i) the Member is not required by Section 15(b)(8) of the Act to become a FINRA member but is a Member of another registered securities exchange not registered solely under Section 6(g) of the Act; (ii) all funds used or proposed to be used by the Member are the trading Member's own capital, traded through the Member's own accounts; (iii) the Member does not, and will not, have customers; and (iv) all persons registered on behalf of the Member acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the Member.

Proprietary Trading Firm
The term "**proprietary trading firm**" for purposes of Rule 1900 means a Member organization or applicant with the following characteristics: (i) the applicant is not required by Section 15(b)(8) of the Act to become a FINRA Member



but is a Member of another registered securities exchange not registered solely under Section 6(g) of the Act; (ii) all funds used or proposed to be used by the applicant for trading are the applicant's own capital, traded through the applicant's own accounts; (iii) the applicant does not, and will not have customers; and (iv) all principals and representatives of the applicant acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the applicant.

Public Customer
The term "**Public Customer**" means a person that is not a broker or dealer in securities.

Public Customer Order
The term "**Public Customer Order**" means an order for the account of a Public Customer.

Put
The term "**put**" means an option contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of units of the underlying security covered by the option contract.

Quarterly Options Series
The term "**Quarterly Options Series**" is a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

Quote or Quotation
The term "**quote**" or "**quotation**" means a bid or offer entered by a Market Maker that is firm and may update the Market Maker's previous quote, if any. The Rules of the Exchange provide for the use of different types of quotes, including Standard quotes and eQuotes, as more fully described in Rule 517. A Market Maker may, at times, choose to have multiple types of quotes active in an individual option.

Registered Market Maker
The term "**Registered Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange, who is not a Lead Market Maker and is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Registered Market Makers.

Registered Options Principal
The term "**Registered Options Principal**" has the meaning set forth in Rule 1901(b)(7).

Responsible Person
The term "**Responsible Person**" shall mean an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Rules
The term "**Rules**" means the Rules of the Exchange as the same may be in effect from time to time.

Rules of the Clearing Corporation
The term "**Rules of the Clearing Corporation**" means the Certificate of Incorporation, the By-laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.



SEC or Commission
The term "**SEC**" or "**Commission**" means the United States Securities and Exchange Commission.

Series of Options
The term "**series of options**" means all option contracts of the same class having the same exercise price and expiration date.

Short Position
The term "**short position**" means a person's interest as the writer of one or more units of trading of a given option contract.

Short Term Option Series
The term **"Short Term Option Series"** is a series in an option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Monday, Tuesday, Wednesday, Thursday or Friday that is a business day and that expires on the Monday, Wednesday or Friday of the next business week, or, in the case of a series that is listed on a Friday and expires on a Monday, is listed one business week and one business day prior to that expiration. If a Tuesday, Wednesday, Thursday or Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Tuesday, Wednesday, Thursday or Friday, respectively. For a series listed pursuant to this section for Monday expiration, if a Monday is not a business day, the series shall expire on the first business day immediately following that Monday.

SRO
The term "**SRO**" means a self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act.

System
The term "**System**" means the automated trading system used by the Exchange for the trading of securities.

Trading Permit
The term "**Trading Permit**" means a permit issued by the Exchange that confers the ability to transact on the Exchange.

Type of Option
The term "**type of option**" means the classification of an option contract as either a put or a call.

Uncovered
The term "**uncovered**" in respect of a short position in an option contract means that the short position is not covered.

Underlying Security
The term "**underlying security**" in respect of an option contract means the security which the Clearing Corporation shall be obligated to sell (in the case of a call option contract) or purchase (in the case of a put option contract) upon the valid exercise of the option contract.

Voluntary Professional
The term "**Voluntary Professional**" means any Public Customer that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of Rule 514, as well as the Exchange's schedule of fees.

[Adopted: December 20, 2018; amended May 17, 2019 (SR-EMERALD-2019-18); amended December 19, 2019 (SR-EMERALD-2019-38); amended January 9, 2020 (SR-EMERALD-2020-02); amended April 22, 2021 (SR-EMERALD-2021-17); amended July 27, 2023, operative August 16, 2023 (SR-EMERALD-2023-16)]



Chapter II. Access

Rule 200. Trading Permits

(a) **Issuance**. The Exchange shall issue Trading Permits that confer the ability to transact on the Exchange. There is no limit on the number of Trading Permits that may be issued by the Exchange; however the Exchange shall have the authority to limit or decrease the number of Trading Permits it has determined to issue. The Exchange shall announce in advance any limitation or decrease it plans to impose pursuant to this Rule. In the event the Exchange imposes a limitation or decrease pursuant to this Rule, the Exchange, in doing so, may not eliminate the ability of an existing Member to trade on the Exchange unless the Exchange is permitted to do so pursuant to a rule filing submitted to the Commission under Section 19(b) of the Exchange Act. In addition, in no event shall the Exchange act in a manner under this subparagraph that does not comply with the provisions of Section 6(c)(4) of the Exchange Act.

(b) **Qualification Requirements**. A Member must be registered as a broker-dealer pursuant to Section 15 of the Exchange Act. If a Member intends to transact business with the public, it must obtain approval to transact business with the public pursuant to Rule 1300 or be approved to transact business with the public by another national securities exchange as set forth in Rule 1300.

(c) **Application Process**.

(1) **Holders of MIAX or MIAX Pearl Trading Permits.** A holder of a MIAX or MIAX Pearl trading permit in good standing is eligible to receive one MIAX Emerald Trading Permit in the same Membership category to trade on MIAX Emerald (i.e., a MIAX Primary Lead Market Maker Member is eligible to become a MIAX Emerald Primary Lead Market Maker Member, a MIAX Lead Market Maker Member is eligible to become a MIAX Emerald Lead Market Maker Member, a MIAX Registered Market Maker Member is eligible to become a MIAX Emerald Registered Market Maker Member, a MIAX Electronic Exchange Member is eligible to become a MIAX Emerald Electronic Exchange Member, a MIAX Pearl Market Maker is eligible to become a MIAX Emerald Registered Market Maker and a MIAX Pearl Electronic Exchange Member is eligible to become a MIAX Emerald Electronic Exchange Member). A holder of a MIAX or MIAX Pearl trading permit who wishes to apply to the Exchange is not required to complete and submit an Exchange application. Instead only Exchange forms concerning election to trade on the Exchange, submitting to Exchange jurisdiction, and operational matters need be completed and tendered.

(2) **Applicants Not Holding MIAX or MIAX Pearl Trading Permits**. An applicant not holding a MIAX or MIAX Pearl trading permit seeking to hold a MIAX Emerald Trading Permit ("Applicant") must submit an application to the Exchange in accordance with such procedures as shall be established by the Exchange. In addition, the following shall apply:

(i) Each Applicant shall promptly update the application materials submitted to the Exchange if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of the application to the Exchange and prior to any approval of the application.

(ii) The Exchange shall investigate each Applicant applying to be a Member (with the exception of any Applicant that was a Member within 9 months prior to the date of receipt of that Applicant's application by the Exchange, and any Applicant that was investigated by the Exchange within 9 months prior to the date of receipt of that Applicant's application by the Exchange). The Exchange may investigate any Applicant that is not required to be investigated pursuant to this paragraph. In connection with an investigation conducted pursuant to this paragraph, the Exchange may (x) conduct a fingerprint based criminal records check of the Applicant and its Responsible Person;



or (y) utilize the results of a fingerprint based criminal records check of the Applicant and its Responsible Person conducted by the Exchange or another self-regulatory organization within the prior year.

(iii)   The Exchange may approve an application submitted pursuant to this Rule only if any investigation pursuant to paragraph (ii) above has been completed, and any applicable orientation and/or exam requirements established by the Exchange have been satisfied.

(iv) Each Applicant that submits an application pursuant to paragraph (c) of this Rule shall submit to the Exchange any additional information requested by the Exchange in connection with the Exchange's review of the application and may be required to appear before the Exchange for an in-person interview or interviews.

(v) Upon completion of the application process, the Exchange shall determine whether to approve or disapprove the application, unless there is just cause for delay. One such just cause for delay is when an Applicant is the subject of an inquiry, investigation, or proceeding conducted by a self-regulatory organization or governmental authority that involves the Applicant's fitness to be a Member. In such an instance, the Exchange need not act on any application submitted by that Applicant until the matter has been resolved.

(vi)   Written notice of the action regarding an application to become a Member, specifying in the case of disapproval of an application the grounds thereof, shall be provided to the Applicant.

(d) **Membership in Another Registered National Securities Exchange or FINRA**. Every Trading Permit holder must have and maintain membership in another registered national securities exchange other than the MIAX or MIAX Pearl (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered national securities exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such Applicant must have and maintain a membership in FINRA.

(e) **Rights of Member**. No rights shall be conferred upon a Member except those set forth in the By-Laws or Rules as amended from time to time. A Trading Permit shall not convey any ownership interest in the Exchange. Trading Permits may not be leased and are not transferable except in the event of a change in control or corporate reorganization involving a Member. In such a case, Member status may be transferred to a qualified affiliate or successor upon written notice to the Exchange.

(f) **Fees and Charges for Trading Permits**. Trading Permits shall be subject to such fees and charges as are established by the Exchange from time to time pursuant to Rule 1202 and Rule 1203 and the Exchange Fee Schedule. An organization holding a Trading Permit in its name shall be responsible for paying all fees and charges for that Trading Permit. An individual holding a Trading Permit in his or her name shall be responsible for paying all fees and charges for that Trading Permit.

(g) **Exchange Jurisdiction over Trading Members**. Every Member shall be subject to the regulatory jurisdiction of the Exchange under the Exchange Act and the Rules, including without limitation the Exchange's disciplinary jurisdiction under Chapter X of the Rules.

[Adopted: December 20, 2018; amended March 1, 2021 (SR-EMERALD-2021-08); amended April 22, 2021 (SR-EMERALD-2021-17)]

Rule 201. Denial of and Conditions to Being a Member

(a) The Exchange shall deny Membership where an Applicant (as defined in Rule 200(c)(2)) has failed a required Membership test.



(b) The Exchange may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member for the same reasons that the Commission may deny or revoke a broker- dealer registration and for those reasons required or allowed under the Exchange Act.

(c) The Exchange also may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member when the Applicant:

　　　　(1) is a broker-dealer and (i) has a net worth (excluding personal assets) below $25,000 if the applicant is an individual, (ii) has a net worth (excluding personal assets) below $50,000 if the applicant is an organization, (iii) has financial difficulties involving an amount that is more than 5% of the applicant's net worth, or (iv) has a pattern of failure to pay just debts;

　　　　(2) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, Commission, Clearing Corporation, and Federal Reserve Board policies, rules, and regulations, including those concerning record-keeping, reporting, finance, and trading procedures; or

　　　　(3) for such other cause as the Exchange reasonably may decide.

(d) The Exchange may determine not to permit a Member or a person associated with a Member to continue in Membership or association with a Member or may condition such continuance as a Member if the Member:

　　　　(1) fails to meet any of the qualification requirements for Membership or association after the Membership or association has been approved;

　　　　(2) fails to meet any condition placed by the Exchange on such Membership or association; or

　　　　(3) violates any agreement with the Exchange.

(e) Any decision made by the Exchange pursuant to paragraphs (a), (b) or (c) this Rule must be consistent with both the provisions of this Rule and the provisions of the Exchange Act.

(f) Any Applicant who has been denied Membership or association with a Member or granted only conditional Membership or association pursuant to paragraph (a), (b) or (c) of this Rule, and any Member or person associated with a Member who is not permitted to continue in Membership or association or whose continuance in Membership or association is conditioned pursuant to paragraph (d) of this Rule, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration). No determination of the Exchange to discontinue or condition a person's Membership or association with a Member pursuant to paragraph (d) of this Rule shall take effect until the review procedures under Chapter XI (Hearings, Review and Arbitration) have been exhausted or the time for review has expired.

(g) Without prior Commission approval, the Exchange or any entity with which it is affiliated shall not directly or indirectly through one or more intermediaries acquire or maintain an ownership interest in an Exchange Member. In addition, without prior Commission approval, no Member shall be or become affiliated with (1) the Exchange; or (2) any affiliate of the Exchange. Nothing herein shall prohibit a Member from acquiring or holding an equity interest in (i) Miami International Holdings, Inc. that is permitted by the Certificate of Incorporation of Miami International Holdings, Inc. or (ii) MIAX Emerald that is permitted by the Amended and Restated Limited Liability Company Agreement of MIAX Emerald.



(h)   Nothing in this Rule shall prohibit any Member from being or becoming an affiliate of the Exchange, or any facility of the Exchange, or an affiliate of any affiliate of the Exchange or any facility of the Exchange solely by reason of any officer, director or partner of such Member being or becoming a Director or Advisory Board member of Miami International Holdings, Inc. or MIAX Emerald.

[Adopted: December 20, 2018]

Rule 202. Persons Associated with Member

(a)   Persons associated with Members shall be bound by the By-Laws and Rules of the Exchange and of the Clearing Corporation. The Exchange may bar a person from becoming or continuing to be associated with a Member if such person does not agree in writing, in a manner and form prescribed by the Exchange, to furnish the Exchange with information with respect to such person's relationship and dealings with the Member, and information reasonably related to such person's other securities business, as may be required by the Exchange, and to permit the examination of its books and records by the Exchange to verify the accuracy of any information so supplied.

(b)   Each associated person of a Member that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to submit to the Exchange pursuant to Rule 200 an application for approval to become associated with the Member in that capacity. No person may become associated with a Member in the capacity of a direct owner or executive that is required to be disclosed on Form BD unless and until the Exchange approves the association.

(c)   A claim of any associated person required to be approved by the Exchange pursuant to paragraph (b) of this Rule against the Member with which that person is associated shall be subordinate in right of payment to customers and other Members.

[Adopted: December 20, 2018]

Rule 203. [Reserved]

[Adopted: December 20, 2018; amended February 22, 2019 (SR-EMERALD-2019-07); amended January 9, 2020 (SR-EMERALD-2020-02)]

Rule 204. Members and Persons Associated with a Member Who Are or Become Subject to a Statutory Disqualification

(a)   The Exchange may determine in accordance with the provisions of this Rule not to allow a Member or associated person of a Member to continue being a Member or associated with a Member, or to condition such continuance as a Member or associated person, if the Member or associated person is or becomes subject to a statutory disqualification under the Exchange Act.

(b)   If a Member or associated person of a Member who is or becomes subject to a statutory disqualification under the Exchange Act wants to continue being a Member or associated with a Member, the Member or associated person must, within 30 days of becoming subject to a statutory disqualification, submit an application to the Exchange, in a form and manner prescribed by the Exchange, seeking to continue being a Member or associated with a Member notwithstanding the statutory disqualification. The application shall be accompanied by copies of all documents that are contained in the record of the underlying proceeding that triggered the statutory disqualification. Failure to timely file such an application is a factor that may be taken into consideration by the Exchange in making determinations pursuant to paragraph (c) of this Rule.



(c) Following the receipt of an application submitted pursuant to paragraph (b) of this Rule, or in the event the Exchange becomes aware that a Member or associated person of a Member is subject to a statutory disqualification and has failed to submit an application pursuant to paragraph (b) of this Rule within the required time period, the Exchange shall appoint a panel to conduct a hearing concerning the matter pursuant to the procedure set forth in Chapter XI (Hearings, Review and Arbitration).

(d) Subject to Chapter IX (Summary Suspension) of the Rules, any applicant whose application to become a Member is denied or conditioned, or any person whose association with a Member is denied or conditioned pursuant to paragraph (a), (b) or (c) of Rule 201, and any Member or person associated with a Member who is not permitted pursuant to this Rule to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration) of the Rules.

(e) No determination to discontinue or condition a person as a Member or associated person pursuant to this Rule shall take effect until the review procedures under paragraph (d) of this Rule have been exhausted or the time for review has expired.

Interpretations and Policies:

.01 The Exchange may waive the provisions of this Rule when a proceeding is pending before another self-regulatory organization to determine whether to permit a Member or an associated person of a Member to continue being a Member or associated with the Member notwithstanding a statutory disqualification. In the event the Exchange determines to waive the provisions of this Rule with respect to a Member or associated person, the Exchange shall determine whether it will concur in any Exchange Act Rule 19h-1 filing made by another self-regulatory organization with respect to the Member or associated person.

.02 If a Member or an associated person of a Member is or becomes subject to a statutory disqualification under the Exchange Act, the Member shall immediately provide written notice to the Exchange of the name of the Member or associated person, the associated person's capacity with the Member, and the nature of the statutory disqualification.

.03 In those instances where Exchange Act Rule 19h-1(a)(2) does not require the Exchange to make a notice filing with the Commission to permit an associated person to continue in association with a Member, and where the Exchange intends to grant the associated person's application for continued association, the Exchange may waive the hearing provisions of paragraph (c) above with respect to that associated person.

[Adopted: December 20, 2018]

Rule 205. Dissolution and Liquidation of Members

Every Member shall promptly provide written notice to the Exchange of any adoption of a plan of liquidation or dissolution of the Member and of any actual liquidation or dissolution of the Member. Upon receipt of such a notice, the Member may be suspended in accordance with Chapter IX (Summary Suspension) of the Rules.

[Adopted: December 20, 2018]

Rule 206. Obligations of Terminating Members

Each terminating Member shall promptly (a) make any outstanding filings required under Exchange Rules, and (b) pay any outstanding fees, assessments, charges, fines, or other amounts due to the Exchange, the Commission, or



the Securities Investor Protection Corporation. If a Member fails to make all such filings, or to pay all such dues, fees and charges, the Exchange may, notwithstanding the other applicable provisions of this Chapter, delay the effectiveness of the termination until such failures have been remedied.

[Adopted: December 20, 2018]

Rule 207. Responsible Person

Each Member must designate an individual as the Responsible Person (as defined in Rule 100) for the Member. The Responsible Person must be affiliated with the Member.

[Adopted: December 20, 2018]

Rule 208. MIAX Emerald Billing System

Every Member must designate a Clearing Member for the payment of the Member's Exchange invoices and vendor invoices for Exchange-related services assessed by the Exchange by means of the MIAX Emerald Billing System ("EBS"). The designated Clearing Member shall pay to the Exchange on a timely basis the full amount of each monthly Exchange invoice. Such payments shall be drafted by the Exchange against the designated Clearing Member's account at the Clearing Corporation. The Exchange will, upon request, waive the requirement for a Member to designate a Clearing Member and instead require such Member to provide alternative payment instructions as agreed to by the Exchange for purposes of permitting the Exchange to debit certain fees, as determined by the Exchange; provided, however, that the Exchange reserves the right to require any such Member to designate a Clearing Member for such purposes as set forth above if the Exchange encounters repeated failed collection attempts using such alternative payment instructions.

[Adopted: December 20, 2018; amended April 3, 2025 (SR-EMERALD-2025-09)]

Rule 209. Letter of Guarantee

Each Member shall provide a letter of guarantee for the Member's trading activities on the Exchange from a Clearing Member in a form and manner prescribed by the Exchange.

[Adopted: December 20, 2018]

Rule 210. Sponsored Access to the Exchange

(a) **General**. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the System and the applicable requirements that Sponsored Users and Sponsoring Members are required to satisfy in order to engage in a Sponsoring Member/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Member for purposes of receiving access to the System.

(b) **Sponsored User.** A Sponsored User may obtain and maintain authorized access to the System, only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Users must enter into a sponsorship arrangement with a "Sponsoring Member," which is defined as a Member that agrees to sponsor the Sponsored User's access to the System. The sponsorship arrangement consists of three separate components:



(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Member(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the System.

(ii) For a Sponsored User to obtain and maintain authorized access to the System, the Sponsored User and its Sponsoring Member must enter into a written agreement that incorporates the following sponsorship provisions:

(A)   The Sponsored User and its Sponsoring Member must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Member acknowledges and agrees that:

1. all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (e.g., employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (e.g., customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member; and

2. the Sponsoring Member is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Member agrees that it will be bound by and comply with the Exchange's By-Laws, Rules and procedures, as well as any other equivalent documents pertaining to the System (collectively, the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Member.

(D) Both the Sponsoring Member and the Sponsored User will agree to comply with all applicable federal securities laws, rules and regulations in connection with the Sponsoring Member/Sponsored User relationship.

(E)   The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Member a list of persons who have been granted access to the System on behalf of the Sponsored User ("Authorized Traders").

(F) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the System.

(G) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the System.

(H) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.



(I)   The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the System by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions.

(J)   The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the System. Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii)   The Sponsored User and Sponsoring Member must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Member of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Member is not a clearing firm, the Sponsoring Member's clearing firm, which must be a Member, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Member/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the Exchange. If such a written notice of revocation has not been filed with the Exchange at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Member or, if applicable, the Sponsored Member's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(c) **Sponsoring Member.**

(1)   Each Sponsoring Member must have an effective process for vetting and approving persons who may obtain access to the System on behalf of its Sponsored Users (*i.e.*, Authorized Traders);

(2)   Each Sponsoring Member must maintain an up-to-date list of Authorized Traders and must provide that list to the Exchange upon request; and

(3)   Each Sponsoring Member must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the System, to prevent the unauthorized use or access to the Exchange or the System, including the unauthorized entry of information into the Exchange or the System, or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules and all applicable federal securities laws, rules and regulations.

(d) If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Member to violate the Exchange Rules or Exchange Act Rule 15c3-5, the Exchange may direct the Sponsoring Member to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Member must suspend or withdraw such status.

[Adopted: December 20, 2018]



Chapter III. Business Conduct

The rules contained in MIAX Chapter III, as such rules may be in effect from time to time (the "Chapter III Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter III, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter III Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter III Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter III Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter III Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter III Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter III Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter III Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended January 21, 2020 (SR-MIAX-2019-52); amended May 8, 2020 (SR-MIAX-2020-10); amended December 3, 2021 (SR-MIAX-2021-61); amended November 1, 2022 (SR-MIAX-2022-40); amended May 13, 2024 (SR-MIAX-2024-21);amended September 25, 2024 (SR-MIAX-2024-38); amended November 18, 2024 (SR-MIAX-2024-40); amended November 21, 2024 (SR-MIAX-2024-42); amended November 21, 2024 (SR-MIAX-2024-43); amended April 9, 2025 (SR-MIAX-2025-20); amended April 10, 2025 (SR-MIAX-2025-19); amended April 11, 2025 (SR-MIAX-2025-21)]



Chapter IV. Option Contracts Traded on the Exchange

The rules contained in MIAX Chapter IV, as such rules may be in effect from time to time (the "Chapter IV Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter IV, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter IV Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter IV Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter IV Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter IV Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter IV Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter IV Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter IV Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended March 21, 2019 (SR-MIAX-2019-15); amended May 7, 2019 (SR-MIAX-2019-24); amended May 24, 2019 (SR-MIAX-2019-21); amended July 1, 2020 (SR-MIAX-2020-13); amended April 26, 2021 (SR-MIAX-2021-08); amended April 22, 2021 (SR-MIAX-2021-16); amended May 21, 2021 (SR-MIAX-2021-12); amended October 1, 2021 (SR-MIAX-2021-47); amended October 25, 2021 (SR-MIAX-2021-40); amended August 1, 2022 (SR-MIAX-2022-26); amended November 17, 2022 (SR-MIAX-2022-41); amended November 13, 2023 (SR-MIAX-2023-36); amended August 30, 2023 (SR-MIAX-2023-32); amended November 14, 2023 (SR-MIAX-2023-44); amended December 13, 2023 (SR-MIAX-2023-49); amended February 1, 2024 (SR-MIAX-2024-08); amended April 18, 2024 (SR-MIAX-2024-23); amended July 9, 2024 (SR-MIAX-2024-30); amended September 24, 2024 (SR-MIAX-2024-37); amended September 25, 2024 (SR-MIAX-2024-38); amended November 18, 2024 (SR-MIAX-2024-40); amended November 21, 2024 (SR-MIAX-2024-42); amended November 21, 2024 (SR-MIAX-2024-43); amended February 6, 2025 (SR-MIAX-2025-04); amended April 9, 2025 (SR-MIAX-2025-20); amended April 10, 2025 (SR-MIAX-2025-19); amended April 11, 2025 (SR-MIAX-2025-21)]



Chapter V. Doing Business on the Exchange

Rule 500. Access to and Conduct on the Exchange

(a) **Access to Exchange.** Unless otherwise provided in the Rules, no one but a Member or a person associated with a Member shall effect any Exchange Transactions. The Exchange may share any Member-designated risk settings in the MIAX Emerald trading system with the Clearing Member that clears Exchange Transactions on behalf of the Member.

(b) **Exchange Conduct.** Members and persons employed by or associated with any Member, while using the facilities of the Exchange, shall not engage in conduct (1) inconsistent with the maintenance of a fair and orderly market; (2) apt to impair public confidence in the operations of the Exchange; or (3) inconsistent with the ordinary and efficient conduct of business. Activities that may violate the provisions of this paragraph (b) include, but are not limited to, the following:

    (i) failure of a Market Maker to provide quotations in accordance with Rule 604.

    (ii) failure of a Market Maker to bid or offer within the ranges specified by Rule 603(b)(4).

    (iii) failure of a Member to supervise a person employed by or associated with such Member adequately to ensure that person's compliance with this paragraph (b).

    (iv) failure to abide by a determination of the Exchange.

    (v) refusal to provide information requested by the Exchange.

    (vi) failure to abide by the provisions of Rule 520.

[Adopted: December 20, 2018]

Rule 501. Days and Hours of Business

The hours during which option transactions may be made on the Exchange shall be from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time except for option contracts on Exchange Traded Fund Shares, as defined in Rule 402(j), and Index-Linked Securities, as defined in Rule 402(k)(1), which may remain open for trading beyond 4:00 p.m. but in no case later than 4:15 p.m. Eastern Time, as designated by the Exchange.

Interpretations and Policies:

.01 The Board of Directors has resolved that, except under unusual conditions as may be determined by the Board or its designee, hours during which transactions in options on individual stocks may be made on the Exchange shall correspond to the normal hours for business set forth in the rules of the primary exchange listing the stocks underlying Exchange options.

.02 The Board of Directors has determined that the Exchange will not be open for business on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day or Christmas Day. The Board has also determined that, in most circumstances when a holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for



business on the preceding Friday, and that when a holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday.

[Adopted: December 20, 2018; amended on October 22, 2021 (SR-EMERALD-2021-37)]

Rule 502. Message Packets

Each Trading Permit shall entitle the holder to a maximum number of orders and quotes per second as determined by the Exchange. Only Market Makers may submit quotes to the System. Members seeking to exceed that number of messages per second may purchase additional message packets at prices set forth in the Exchange's Fee Schedule.

[Adopted: December 20, 2018]

Rule 503. Openings on the Exchange

(a) For a period of time before the scheduled opening in the underlying security the Exchange will accept orders and quotes in equity and index options during the "Pre-Opening Phase".

(b) The procedure described in this Rule will be used to reopen an option class after a trading halt. The order types that may participate in the opening process (the "Opening Process") are set forth in Rule 516, Order Types Defined. Post-Only OQs may participate in the Opening Process, however, the Post-Only instruction will be ignored for Post-Only OQs that participate in the Opening Process.

(c) In connection with an opening, a limit order to buy which is at a higher price than the price at which the option is to be opened and a limit order to sell which is at a lower price than the price at which the option is to be opened, shall be treated as market orders.

(d) For purposes of this Rule, "market for the underlying security" shall be either the primary listing market, the primary volume market (defined as the market with the most liquidity in that underlying security for the previous two calendar months), or the first market to open the underlying security, as determined by the Exchange on an class-by- class basis and announced to the Members through a Regulatory Circular.

(e) **Starting the Opening Process**

(1) The Opening Process cannot occur prior to 9:30 a.m. Eastern Time and can only begin following the dissemination of a quote or trade in the market for the underlying security. Following the dissemination of a quote or trade in the market for the underlying security, the System will pause for a period of time no longer than one half second to allow the market place to absorb this information. The length of the pause will be disseminated to members through a Regulatory Circular. After the conclusion of the pause the Opening Process will begin when either:

(i) the Primary Lead Market Maker's valid width quote has been submitted;

(ii) the valid width quotes of at least two Market Makers, where at least one is a Lead Market Maker, have been submitted; or

(iii) for multiply listed option classes, at least one Eligible Exchange (as defined in Rule 1400(g)) has disseminated a quote in the individual option in accordance with Rule 1402(a), there is a valid width NBBO available and the valid width quote of at least one Lead Market Maker has been submitted.



(2) For purposes of this rule a valid width NBBO is one where the bid and offer of the NBBO differ by no more than differences outlined in Exchange Rule 603(b)(4)(i).

(3) Also, for purposes of this rule, valid width quote is one where the bid and offer, comprised of a Market Maker's Standard quotes, differ by no more than the differences outlined in Exchange Rule 603(b)(4)(i).

(4) If after two minutes following the dissemination of a quote or trade in the market for the underlying security none of the provisions set forth in (e)(1) above have occurred, then the Opening Process can begin when one Market Maker has submitted its valid width quote.

(5) The Primary Lead Market Maker assigned in a particular equity option class must enter valid width quotes not later than one minute following the dissemination of a quote or trade by the market for the underlying security.

(6) A Registered Market Maker that submits a quote pursuant to this Rule 503 in any series when a Lead Market Maker's or Primary Lead Market Maker's quote has not been submitted shall be required to submit continuous, two-sided quotes in such series until such time as a Lead Market Maker submits his/her quote, after which the Registered Market Maker that submitted such quote shall be obligated to submit quotations pursuant to Rule 604(e)(3).

(f) **Opening Process**

(1) If there are no quotes or orders that lock or cross each other, the System will open by disseminating the Exchange's best bid and offer among quotes and orders that exist in the System at that time. In such a circumstance, non-routable orders then in the System that cross the ABBO will be cancelled and are not included in the Managed Interest Process, as described in Rule 515(c)(1)(ii).

(2) If there are quotes or orders that lock or cross each other, the System will open by following the Opening Process detailed below.

(i) **Expanded Quote Range**. The System will calculate an Expanded Quote Range ("EQR"). The EQR will be recalculated any time a Route Timer or Imbalance Timer expires if material conditions of the market (imbalance size, ABBO price or size, liquidity price or size, etc.) have changed during the timer. Once calculated, the EQR will represent the limits of the range in which transactions may occur during the Opening Process.

(A) If one or more away markets have disseminated valid width quotes in the affected series, the System will calculate an EQR for a particular series as follows:

1. Except as provided in subparagraph (2) below, to determine the minimum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be subtracted from the highest valid width quote bid among valid width quotes on the Exchange and on the away market(s). To determine the maximum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be added to the lowest valid width quote offer among valid width quotes on the Exchange and on the away market(s).

2. If one or more away markets have disseminated quotes that are not crossed and together comprise a valid width market, and there are valid width quotes on the Exchange that cross each other or that cross away market quotes, then:

a. the minimum value for the EQR will be the highest away market quote bid, and



b. the maximum value for the EQR will be the lowest away market quote offer.

(B)   If no away markets have disseminated valid width quotes in the affected series, the System will calculate an Expanded Quote Range ("EQR") for a particular series as follows:

1. Except as provided in subparagraph (3) below, to determine the minimum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be subtracted from the highest valid width quote bid among valid width quotes on the Exchange; and

2. Except as provided in subparagraph (3) below, to determine the maximum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be added to the lowest valid width quote offer among valid width quotes on the Exchange.

3. If there are quotes on the Exchange that cross each other, and there is no away market in the affected series, then

a. the minimum value for the EQR will be the lowest valid width quote bid among valid width quotes on the Exchange.

b. the maximum value for the EQR will be the highest valid width quote offer among valid width quotes on the Exchange.

(ii)   When two or more prices for an affected series would satisfy the Opening Process as detailed below and the maximum quantity criterion would satisfy all interest at that level, the System uses the highest and lowest of those prices to determine the mid-point for the opening price. If such midpoint is not expressed as a permitted minimum trading increment, it will be rounded up to determine the opening price. In a situation where a limit order to buy (sell) crosses more than one offer (bid), the System will treat the limit order to buy (sell) like a market order up to and including its limit price for purposes of opening price selection.

(iii)   In situations where there is matched interest that does not represent an imbalance and there is no valid width NBBO, the System will calculate a "quality opening market range" (as defined in a table to be determined by the Exchange and published in a Regulatory Circular) in such option series. If the matched interest would trade at a price outside of the quality opening market range, the imbalance process will be used.

(iv)   If there are quotes or orders that lock or cross, the System will use the EQR to determine the highest and lowest price of the opening price range. To calculate the opening price, the System will take into consideration all valid Exchange quotes and all valid orders, together with other exchanges' markets for the series and identify the price at which the maximum number of contracts can trade. If that price is within the EQR and leaves no imbalance, the Exchange will open at that price, executing marketable trading interest, as long as the opening price includes only Exchange interest. In series where the highest quote bid is either zero or the lowest minimum trading increment and market order sell interest has a quantity greater than all of the buy interest, the System will treat the market order(s) like a limit order(s) to sell at the lowest minimum trading increment and the Opening Process will be satisfied with an opening price at the lowest minimum trading increment with any remaining balance of the sell order(s) being placed on the Book in time priority and made available for execution following the Opening Process.

(A)   If the calculated opening price included interest other than solely Exchange interest, the System will broadcast a System Imbalance Message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity (i.e., the number of contracts that must be filled in



order for that option to open on the Exchange at the indicated price), quantity of routable contracts, and price of the affected series) to Exchange Members and initiate a "Route Timer," not to exceed one second. If no new interest is received during the Route Timer, the System will route to other markets disseminating prices better than the Exchange's opening price, execute marketable interest at the opening price on the Exchange, and route to other markets disseminating prices equal to the Exchange opening price if necessary.

> 1. Orders that are routed and executed may receive executions at multiple prices.

> 2. Any order that is routed pursuant to this Rule will be marked as an Intermarket Sweep Order ("ISO"), as defined in Rule 1400(i), with a limit price equal to the away market's displayed price.

> (B) If interest is received during the Route Timer, the System will recalculate the opening price taking such new interest into account. Then, if there is no imbalance, the System will execute marketable interest at the opening price on the Exchange and route the remainder to other markets.

> (C) A different opening price will not require the System to repeat the entire process.

(v) **Imbalance.** An "imbalance" occurs when there is insufficient liquidity to satisfy all trading interest due an execution at a certain price.

(vi) If there is sufficient size on the Exchange and on away markets on the opposite side of the market from the imbalance to execute all opening marketable interest at a price that is within the established EQR and the Away Best Bid or Offer ("ABBO") without leaving an imbalance, the System will open the affected series for trading at that price by executing opening marketable interest on the System, as long as the System does not trade at a price inferior to the ABBO. If it would trade at a price inferior to the ABBO, the System will initiate a "Route Timer," not to exceed one second. If no new interest is received during the Route Timer, the System will then route to other markets disseminating prices better than Exchange's opening price, execute marketable interest at the opening price on the Exchange, and route to other markets disseminating prices equal to the Exchange opening price if necessary. If there is still an imbalance after the Route Timer expires, the System will begin the imbalance process as described below.

(vii) **Imbalance Process.** If all opening marketable size cannot be completely executed at or within the EQR without trading at a price inferior to the ABBO, or cannot trade at or within the quality opening market range in the absence of a valid width NBBO, the System will automatically institute the following imbalance process:

> (A) First, the System will broadcast a System Imbalance Message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity, quantity of routable contracts, and price of the affected series) to subscribers of the Exchange's data feeds, and begin an "Imbalance Timer," not to exceed three seconds. The Imbalance Timer will be for the same number of seconds for all option classes traded on the Exchange. Market Makers may enter Opening Only ("OPG") eQuotes, Auction-or-Cancel ("AOC") eQuotes, Standard Quotes, Post-Only Quotes, Opening ("OPG") Orders, AOC Orders, Post-Only Orders, and limit orders during the Imbalance Timer. Other Exchange Members may enter OPG Orders, AOC Orders and other order types (except those order types not valid during the Opening Process as described in Rule 516) during the Imbalance Timer.

> (B) If at the conclusion of the timer, quotes and orders submitted during the Imbalance Timer, or other changes to the ABBO, would not allow the entire imbalance amount to trade at the Exchange at or within the EQR without trading at a price inferior to the ABBO, the System will:

> > 1. send a new System Imbalance Message to Exchange Members; and



2. initiate a Route Timer for routable Public Customer Orders not to exceed one second. If during the Route Timer, interest is received by the System which would allow all interest to trade on the System (i.e., there is no longer an imbalance) at the opening price without trading at a price inferior to other markets, the System will trade and the Route Timer will end. The System will monitor quotes received during the Route Timer period and make ongoing corresponding changes to the permitted EQR to reflect them.

3. If the Route Timer expires, the End of Route Timer Process will ensue. Under the End of Route Timer Process, the System will determine:

a. If the total number of contracts displayed at better prices than the Exchange's potential opening price on away markets ("better priced away contracts") would satisfy the number of marketable contracts available on the Exchange. If so, the System will route all marketable contracts on the Exchange to such better priced away markets, and determine an opening MIAX Emerald best bid or offer (EBBO) that reflects the interest remaining on the Exchange. The System will price any contracts routed away to other markets at the better away market price.

b. If the total number of better priced away contracts would not satisfy the number of marketable contracts the Exchange has, the System will determine how many contracts it has available at the Exchange opening price. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price would satisfy the number of marketable contracts on the Exchange, the System will contemporaneously route a number of contracts that will satisfy interest at other markets at prices better than the Exchange opening price, and trade available contracts on the Exchange at the Exchange opening price.

c. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price would not satisfy the number of marketable contracts the Exchange has, the System will determine how many contracts are available at other markets at the Exchange opening price. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price plus the contracts available at other markets at the Exchange opening price would satisfy the number of marketable contracts the Exchange has, the System will contemporaneously route a number of contracts that will satisfy interest at other markets at prices better than the Exchange opening price, trade available contracts on the Exchange at the Exchange opening price, and route a number of contracts that will satisfy interest at other markets at prices equal to the Exchange opening price.

d. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price plus the contracts available at other markets at the Exchange opening price would not satisfy the number of marketable contracts the Exchange has, the System will repeat the imbalance process.

4. The System may repeat the imbalance process up to three times (as established by the Exchange).

5. If after that number of times the System still cannot route and/or trade the entire imbalance amount, the System will open as many contracts as possible by routing to other markets with prices better than the Exchange opening price for their disseminated size, trade available contracts on the Exchange at the opening price and route to other markets at prices equal to the Exchange opening price for their disseminated size. In this situation, the System will price any contracts routed to other markets at the away market price. If there is an opening transaction, any unexecuted contracts from the imbalance not traded or routed will be cancelled back to the entering Member if the price for those contracts crosses the opening price. However, in a series where the EQR has been calculated to be zero on the bid side and market order sell interest has a quantity greater than all of the


buy interest, the System will treat the market order(s) like a limit order(s) to sell at the lowest minimum trading increment and the Opening Process will be satisfied with an opening price at the lowest minimum trading increment with any remaining balance of the sell order(s) being placed on the Book in time priority and made available for execution following the Opening Process.

6. The System will execute orders at the opening that have contingencies and non-routable orders, such as a "Do Not Route" or "DNR" Orders to the extent possible. DNR Orders together with other non-routable orders will be handled after the opening in accordance with Rule 515.

(C) **Permitted Responses to Imbalance Message.** Market Makers may submit Standard quotes, Post-Only Quotes, OPG and AOC eQuotes, OPG, AOC and Post-Only Orders and limit orders in response to an imbalance message. All other Exchange Members may submit OPG, AOC and Post-Only Orders and other types of orders (except those order types not valid during the Opening Process as described in Rule 516) in response to an imbalance message. Post-Only Quotes, OPG and AOC eQuotes, and OPG, Post-Only and AOC Orders may be entered at any price with a minimum trading increment applicable to the affected series, on either side of the market, at single or multiple price level(s), and may be cancelled and reentered. A single Exchange Member may enter multiple Post-Only Quotes, OPG and AOC eQuotes, and OPG, Post-Only and AOC Orders, with each eQuote or Order at a different price level. The System will aggregate the size of all quotes and orders (i.e., for each Market Maker) at a particular price level for trade allocation purposes. Unexecuted OPG or AOC eQuotes and OPG or AOC Orders will be cancelled once the affected series is open.

(viii) The System will give priority to market orders first in type, then in time priority (including limit orders that are treated as market orders except for limit orders in series with a bid of $0.00 and an offer less than $0.05, which will not be treated as market orders), then to resting limit orders at the opening price.

(ix) Inbound orders and quotes will not be included in the calculation of the opening price for a brief period established by the System while the System is in the process of completing the opening trade. This brief period will not exceed .25 of one second. After such brief period, inbound orders and quotes received during the period will be entered into the System in order of their arrival.

(x) If at any point during the Opening Process the ABBO becomes crossed (e.g., the bid is greater than the offer), the Opening Process will be terminated and the Exchange will not open the affected series. A new Opening Process for the affected series will commence at the time the ABBO is no longer crossed.

(xi) Any Route Timer or Imbalance Timer in process shall terminate with respect to an option if at any time during the Opening Process there is a trading halt or trading pause in such option on the Exchange. The option may be subject to any new subsequent Route Timer or Imbalance Timer during the Opening Process upon the termination of the trading halt or trading pause for such option.

(g) Senior Help Desk personnel may deviate from the standard manner of the Opening Process when necessary, including delay or compel the opening of any series in any option class, modify timers or settings described in this rule, when necessary in the interests of commencing or maintaining a fair and orderly market, in the event of unusual market conditions or in the public interest. The Exchange will make and maintain records to document all determinations to deviate from the standard manner of the Opening Process, and periodically review these determinations for consistency with the interests of a fair and orderly market.

Interpretations and Policies:

.01 It shall not be considered a violation of Rule 503(e)(5) if the Primary Lead Market Maker assigned in a particular equity option class has not submitted valid width quotes in any series of such class within one minute following the



dissemination of a quote or trade by the market for the underlying security if the affected series of such class have opened for trading within such one minute period, unless the Primary Lead Market Maker demonstrates a pattern or practice of not submitting valid width quotes within one minute following the dissemination of a quote or trade by the market for the underlying security, irrespective of whether the series have opened for trading.

[Adopted: December 20, 2018; amended February 22, 2019 (SR-EMERALD-2019-08); amended June 21, 2019 (SR-EMERALD-2019-22); amended August 15, 2019 (SR-EMERALD-2019-26); amended December 19, 2019 (SR-EMERALD-2019-38)]

Rule 504. Trading Halts

(a) **Halts**.

(1) The System may halt trading in the case of an option on a security, when trading in the underlying security has been halted or suspended in the primary market; and

(2) The Help Desk may halt trading in any security in the interests of a fair and orderly market for a period not in excess of two consecutive business days. The Help Desk, in consultation with a designated senior executive officer of the Exchange, may halt trading in any security in the interests of a fair and orderly market for a period exceeding two consecutive business days. Any trading halt that lasts more than two consecutive business days shall be reviewed by the President or his/her designee, who shall be authorized to determine whether, in the interests of a fair and orderly market, to terminate or modify any such trading halt that is then still in effect. Among the factors that may be considered in making the foregoing determinations are whether:

(i) in the case of an option on a security, trading in the underlying security has been halted or suspended in the primary market;

(ii) in the case of an option on a security, the opening of such underlying security has been delayed because of unusual circumstances;

(iii) the extent to which the rotation has been completed or other factors regarding the status of the rotation; or

(iv) other unusual conditions or circumstances are present.

(3) The Exchange shall disseminate through its trading facilities and over OPRA a symbol in respect of a security halted in accordance with (1) or (2) above indicating that trading has been halted. A record of the time and duration of the halt shall be made available to vendors.

(b) **Resumptions.** Trading in a security that has been the subject of a halt under paragraph (a) above may be resumed upon a determination by the Help Desk that the interests of a fair and orderly market are best served by a resumption of trading. Among the factors to be considered in making this determination are whether the conditions which led to the halt are no longer present.

(c) **Trading Pauses.** Trading on the Exchange in any option contract shall be halted whenever trading in the underlying security has been paused by the primary listing market. Trading in such options contracts may be resumed upon a determination by the Exchange that the conditions that led to the pause are no longer present and that the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on at least one exchange.



(d)   **Post-Halt Notification.** After the Exchange has determined to end a trading system halt, the System will broadcast to subscribers of the Exchange's data feeds a Post-Halt Notification.

(1) Regarding a halt pursuant to section (a) above, the Post-Halt Notification will be broadcast twenty seconds before trading will begin or resume.

(2) Regarding a halt initiated by the System due to a regulatory halt, trading pause or market-wide trading halt, a Post-Halt Notification will be broadcast between five and twenty seconds before trading will begin or resume. The Exchange will announce the duration of the Post-Halt Notification period through a Regulatory Circular.

The Post-Halt Notification will state the time at which trading in the option class or classes is expected to resume providing subscribers of the Exchange's data feeds with a brief notice period (twenty seconds for halts pursuant to section (a) above; between five and twenty seconds for a regulatory halt, trading pause or market-wide trading halt) to prepare for the beginning or resumption of trading after a trading system halt has ended.

Interpretations and Policies:

.01 No Member or person associated with a Member shall effect a trade on the Exchange in any option class in which trading has been suspended or halted under the provisions of this Rule and its Interpretations and Policies during the time in which the suspension or halt remains in effect.

.02 Generally, in the case of an option on a security, trading will be halted when a regulatory halt in the underlying security has occurred in the primary listing market for that security.

.03 The Exchange shall halt trading in all securities whenever a market-wide trading halt commonly known as a circuit breaker is initiated on the New York Stock Exchange in response to extraordinary market conditions.

.04 Trades on the Exchange will be nullified when: (i) the trade occurred during a trading halt in the affected option on the Exchange; (ii) respecting equity options (including options overlying ETFs), the trade occurred during a regulatory halt as declared by the primary market for the underlying security; or (iii) with respect to index options, the trade occurred during a trading halt on the primary market in underlying securities representing more than 10 percent of the current index value for narrow-based stock index options, and 20 percent of the current index value for broad-based index options.

.05 Trading halts, resumptions, trading pauses and post-halt notifications involving index options are governed by Rules 1808(c)-(f).

[Adopted: December 20, 2018]

Rule 505. Member Electronic Connectivity

The Exchange may limit the number of messages sent by Members accessing the Exchange electronically in order to protect the integrity of the System. In addition, the Exchange may impose restrictions on the use of a computer connected through an API if it believes such restrictions are necessary to ensure the proper performance of the System. Any such restrictions shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 20, 2018]



Rule 506. Collection and Dissemination of Quotations

(a) Each Market Maker shall communicate to the Exchange its bids and offers in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act and the Rules.

(b)   The Exchange will disseminate to quotation vendors the highest bid and the lowest offer, and the aggregate quotation size associated therewith that is available to Public Customer Orders, in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act.

(1) The Exchange shall disseminate an updated bid and offer price, together with the size associated with such bid and offer when:

(i) the Exchange's disseminated bid or offer price increases or decreases;

(ii) the size associated with the Exchange's disseminated bid or offer decreases; or

(iii) the size associated with the Exchange's bid (offer) increases by an amount greater than or equal to a percentage of the size associated with the previously disseminated bid (offer). Such percentage, which shall never be less than 10% or greater than 20%, shall be determined on a class-by-class basis by the Exchange and announced to the Membership through a Regulatory Circular.

(2)   Executions will decrease the size associated with the Exchange's disseminated bid or offer by the amount of the execution.

(c) **Notification of Public Customer and Priority Customer Interest on the Book.**

(1) The Exchange will make available to subscribers to its data feeds and to all market participants through OPRA an indication that there is Public Customer interest included in the EBBOs disseminated by the Exchange.

(2) The Exchange will make available to subscribers to its Top of Market (ToM) data feed the quantity of Priority Customer contracts included in the EBBO disseminated by the Exchange.

(d) **Unusual Market Conditions.**

(1) An Exchange official designated by the Board shall have the power to determine that the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange. Upon making such a determination, the Exchange shall designate the market in such option to be "fast," and shall halt trading in the class or classes so affected.

(2) The Exchange will monitor the activity or conditions that caused a fast market to be declared, and a designated Exchange official shall review the condition of such market at least every thirty (30) minutes. Regular trading procedures shall be resumed by the Exchange when a designated Exchange official determines that the conditions supporting a fast market declaration no longer exist.

[Adopted: December 20, 2018]



Rule 507. Give Up of a Clearing Member

(a) **General**. For each transaction in which a Member participates, a Member may indicate the name of any Options Clearing Corporation ("OCC") number of a Clearing Member through which the transaction will be cleared ("Give Up"), provided the Clearing Member has not elected to Opt In, as defined and described in paragraph (b) below, and restrict one or more of its OCC number(s) ("Restricted OCC Number"). A Member may Give Up a Restricted OCC Number provided the Member has written authorization as described in paragraph (b)(2) below ("Authorized Member").

(b) **Opt In**. Clearing Members may request the Exchange restrict one or more of their OCC clearing numbers ("Opt In") as described in subparagraph (1) below. If a Clearing Member Opts In, the Exchange will require written authorization from the Clearing Member permitting a Member to Give Up a Clearing Member's Restricted OCC Number. An Opt In would remain in effect until the Clearing Member terminates the Opt In as described in subparagraph (3) below. If a Clearing Member does not Opt In, that Clearing Member's OCC number would be subject to Give Up by any Member.

>   (1) **Clearing Member Process to Opt In**. A Clearing Member may Opt In by sending a completed "Clearing Member Restriction Form" listing all Restricted OCC Numbers and Authorized Members. A Clearing Member may elect to restrict one or more OCC clearing numbers that are registered in its name at OCC. The Clearing Member would be required to submit the Clearing Member Restriction Form to the Exchange's Membership Department as described on the form. Once submitted, the Exchange requires ninety days before a Restricted OCC Number is effective within the System.

>   (2) **Member Give Up Process for Restricted OCC Numbers**. A Member desiring to Give Up an Restricted OCC Number must become an Authorized Member. The Clearing Member will be required to authorize a Member as described in subparagraph (1) or (3), unless the Restricted OCC Number is already subject to a Letter of Guarantee that the Member is a party to, as set forth in paragraph (d) below.

>   (3) **Amendments to Authorized Member or Restricted OCC Numbers**. A Clearing Member may amend its Authorized Members or Restricted OCC Numbers by submitting a new Clearing Member Restriction Form to the Exchange's Membership Department indicated the amendment as described on the form. Once a Restricted OCC Number is effective within the System pursuant to paragraph (1) above, the Exchange may permit the Clearing Member to authorize, or remove authorization for, a Member to Give Up the Restricted OCC Number intra-day only in unusual circumstances, and on the next business day in all regular circumstances. The Exchange will promptly notify Members if they are no longer authorized to Give Up a Clearing Member's Restricted OCC Number. If a Clearing Member removes a Restricted OCC Number, any Member may Give Up that OCC clearing number once the removal has become effective on or before the next business day.

(c) **System**. The System will not allow an unauthorized Member to Give Up a Restricted OCC Number at the firm mnemonic level at the point of order entry.

(d) **Letter of Guarantee**. A clearing arrangement subject to a Letter of Guarantee would immediately permit the Give Up of a Restricted OCC Number by the Member that is party to the arrangement.

(e) An intentional misuse of this Rule is impermissible, and may be treated as a violation of Rule 301.

(f) Notwithstanding anything to the contrary in this Rule, if a Clearing Member that a Member has indicated as the Give Up rejects a trade, the Clearing Member that has issued a Letter of Guarantee pursuant to Rule 209, for such executing Member, shall be responsible for the clearance of the subject trade.



Interpretations and Policies:

.01 Nothing herein shall be deemed to preclude the clearance of Exchange Transactions by a non-Member pursuant to the Bylaws of the Clearing Corporation so long as a Clearing Member is also designated as having responsibility under these Rules for the clearance and comparison of such transactions.

[Adopted: December 20, 2018; amended March 11, 2019 (SR-EMERALD-2019-04)]

Rule 508. Unit of Trading

The unit of trading in each series of options traded on the Exchange shall be the unit of trading established for that series by the Clearing Corporation pursuant to the Rules of the Clearing Corporation and the agreements of the Exchange with the Clearing Corporation.

[Adopted: December 20, 2018]

Rule 509. Meaning of Premium Bids and Offers

(a) **General**. Except as provided in paragraph (b), bids and offers shall be expressed in terms of dollars per unit of the underlying security. (e.g., a bid of "7" shall represent a bid of $700 for an option contract having a unit of trading consisting of 100 shares of an underlying security, or a bid of $770 for an option contract having a unit of trading consisting of 110 shares of an underlying security.)

(b) **Special Cases.** Bids and offers for an option contract for which an adjusted unit of trading has been established in accordance with Rule 405 shall be expressed in terms of dollars per .01 part of the total securities and/or other property constituting such adjusted unit of trading. (e.g., an offer of "6" shall represent an offer of $600 on an option contract having a unit of trading consisting of 100 shares of an underlying security plus 10 rights.)

(c) Reserved.

[Adopted: December 20, 2018; amended January 16, 2025 (SR-EMERALD-2025-03)]

Rule 510. Minimum Price Variations and Minimum Trading Increments

(a) **Minimum Price Variations.** The Board may establish minimum trading increments or minimum price variations ("MPV") for options traded on the Exchange. Until such time as the Board makes a change in the increments or MPVs, the following principles shall apply:

    (1) If the option contract is trading at less than $3.00 per option, $.05.

    (2) If the option contract is trading at $3.00 per option or higher, $.10.

    (3) For options contracts traded pursuant to the Penny Interval Program as described in Rule 510(b):

        (i) one cent ($0.01) for all options contracts in QQQ, SPY and IWM;

        (ii) one cent ($0.01) for all other options contracts included in the Penny Interval Program that are trading at less than $3; and



(iii) five cents ($0.05) for all other option contracts included in the Penny Interval Program that are trading at or above $3.

(b) **Requirements for Penny Interval Program.** The Exchange will list option classes for the Penny Interval Program ("Penny Program") with minimum quoting requirements ("penny increments") of one cent ($0.01) and five cents ($0.05), as set forth in Rule 510(a)(3)(i)-(iii). The list of the option classes included in the Penny Program will be announced by the Exchange via Regulatory Circular and published by the Exchange on its website.

(1) **Initial Selection**. On the first trading day of the third full calendar month after April 1, 2020, the Penny Program will apply only to the 363 most actively traded multiply listed option classes, based on OCC's National Cleared Volume in the six full calendar months ending in the month of approval, that (i) currently quote in penny increments, or (ii) overlie securities priced below $200, or any index at an index level below $200. Eligibility for inclusion in the Penny Program will be determined at the close of trading on the monthly Expiration Friday of the second full month following April 1, 2020.

(2) **Annual Review**. Commencing in December 2020 and each December thereafter, OCC will rank all multiply listed option classes based on National Cleared Volume for the six full calendar months from June 1 through November 30 for determination of the most actively traded option classes.

(i) **Addition to the Penny Program**. Based on the Annual Review, any option class not in the Penny Program that is among the 300 most actively traded multiply listed option classes overlying securities priced below $200, or an index at an index level below $200, will be added to the Penny Program on the first trading day of January.

(ii) **Removal from the Penny Program**. Except as provided in (3), (4), (5) and (6) below, based on the Annual Review, any option class in the Penny Program that falls outside the 425 most actively traded multiply listed option classes will be removed from the Penny Program on the first trading day of April.

(3) **Newly listed Option Classes**. The Exchange may add to the Penny Program a newly listed option class provided that (i) it is among the 300 most actively traded multiply listed option classes, as ranked by National Cleared Volume at OCC, in its first full calendar month of trading, and (ii) the underlying security is priced below $200 or the underlying index is at an index level below $200. Any option class added under this provision will be added on the first trading day of the month after it qualifies and will remain in the Penny Program for one full calendar year, after which it will be subject to the Annual Review stated in sub-paragraph (2) of this Rule.

(4) **Classes with Significant Growth in Activity**. The Exchange may add any option class to the Penny Program, provided that (i) it is among the 75 most actively traded multiply listed option classes, as ranked by National Cleared Volume at OCC, in the past six full calendar months of trading and (ii) the underlying security is priced below $200 or the underlying index is at an index level below $200.

Any option class added under this provision will be added on the first trading day of the second full month after it qualifies and will remain in the Penny Program for the rest of the calendar year, after which it will be subject to the Annual Review stated in section (2) above.

(5) **Corporate Actions**. If a corporate action involves one or more option classes in the Penny Program, all adjusted and unadjusted series of the option class will be included in the Penny Program. Any option class added to the Penny Program under this provision will remain in the Penny Program for at least one full calendar year, after which it will be subject to the Annual Review stated in sub-paragraph (2) of this Rule.



(6) **Delisted or Ineligible Option Classes**. Any series in an option class participating in the Penny Program in which the underlying security has been delisted, or are identified by OCC as ineligible for opening customer transactions, will continue to quote pursuant to the terms of the Penny Program until all such options have expired.

Interpretations and Policies:

.01 [Reserved.]

.02 Reserved.

[Adopted: December 20, 2018; amended February 19, 2019 (SR-EMERALD-2019-06); amended March 22, 2019 (SR-EMERALD-2019-16); amended June 29, 2019 (SR-EMERALD-2019-23); amended December 13, 2019 (SR-EMERALD-2019-36); amended July 1, 2020 (SR-EMERALD-2020-05); amended January 16, 2025 (SR-EMERALD-2025-03)]

Rule 511. Acceptance of Quotes and Orders

All bids or offers made and accepted on the Exchange in accordance with the Rules shall constitute binding contracts, subject to applicable requirements of the Rules and the Rules of the Clearing Corporation.

[Adopted: December 20, 2018]

Rule 512. [Reserved]

Rule 513. Submission of Orders and Clearance of Transactions

(a) **Order Identification**. When entering orders on the Exchange, each Member shall submit trade information in such form as may be prescribed by the Exchange in order to allow the Exchange to properly prioritize and match orders and quotations pursuant to Rule 514 and report resulting transactions to the Clearing Corporation.

(b) All transactions made on the Exchange shall be submitted for clearance to the Clearing Corporation, and all such transactions shall be subject to the Rules of the Clearing Corporation. Every Clearing Member shall be responsible for the clearance of the Exchange Transactions of such Clearing Member and of each Member who gives up such Clearing Member's name pursuant to a letter of authorization, letter of guarantee or other authorization given by such Clearing Member to such Member, which authorization must be submitted to the Exchange. This Rule will apply to all Clearing Members who either (i) have Restricted OCC Numbers with Authorized Members pursuant to Rule 507, or (ii) have non-Restricted OCC Numbers.

(c) On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades.

[Adopted: December 20, 2018; amended March 11, 2019 (SR-EMERALD-2019-04)]

Rule 514. Priority of Quotes and Orders

(a) **Definitions**. As provided in Rule 100, a "bid" is a quotation or limit order to buy option contracts and an "offer" is a quotation or limit order to sell option contracts. "Quote", "Quotation" and "eQuote" are defined and described in Rules 100 and 517, and may only be entered on the Exchange by Market Makers in the options classes to which they are appointed under Rule 602. The System may designate Market Maker quotes as either priority quotes or non-priority quotes in accordance with the provisions in Rule 517(b). Limit orders may be entered by Market Makers



in certain circumstances as provided in the Rules and by Electronic Exchange Members (either as agent or as principal). "Priority Customer Orders" are defined in Rule 100. "Professional Interest" is defined in Rule 100 and includes, among others things, limit orders for the account of Electronic Exchange Members and Market Makers. A "Directed Order" is defined in Rule 100.

(b) **Priority on the Exchange**. The highest bid and lowest offer shall have priority on the Exchange.

(c) **Trade Allocation.** The Exchange will determine to apply for each class of options one of the rules of trade allocation as described in paragraphs (1) and (2) below. The Exchange will specify which trade allocation rules will govern which classes of options, and specify any time the Exchange changes the trade allocation rule of an options class.

     (1) **Price-Time Allocation**. Under this method, resting quotes and orders on the Book are prioritized according to price and time. If there are two or more quotes or orders at the best price then the trade is allocated among those quotes or orders in the order in which they were received by the System.

     (2) **Pro-Rata Allocation**. Under this method, resting quotes and orders on the Book are prioritized according to price. If there are two or more quotes or orders at the best price then the contracts are allocated proportionally according to size (in a pro-rata fashion). If the executed quantity cannot be evenly allocated, the remaining contracts will be distributed one at a time based upon price-size-time priority.

(d) **Additional Priority Overlays Applicable to the Pro-Rata Allocation Method.** In connection with the allocation methodology set forth in Rule 514(c)(2), the Exchange may determine to apply, on a class-by-class basis, one or more of the following designated market participant overlay priorities in a sequence determined by the Exchange. The Exchange will issue a Regulatory Circular periodically which will specify which classes of options are subject to these additional priorities.

     (1) **Priority Customer Orders.** When this priority overlay (the "Priority Customer Overlay") is in effect, the highest bid and lowest offer shall have priority except that Priority Customer Orders shall have priority over Professional Interest and all Market Maker interest at the same price. If there are two or more Priority Customer Orders for the same options series at the same price, priority shall be afforded to such Priority Customer Orders in the sequence in which they are received by the System.

     (2) **Market Turner**. Market Turner means a market participant that was the first to enter an order or quote at a better price than the previous best disseminated Exchange price and such order or quote is continuously in the market until the order or quote trades. There may be a Market Turner for each price at which a particular order trades. When this priority overlay is in effect, the Market Turner has priority at the highest bid or lowest offer that he established. The Market Turner priority at a given price remains with the order or quote once it is earned. For example, if the market moves in the same direction as the direction in which the order from the Market Turner moved the market, and then the market moves back to the Market Turner's original price, the Market Turner retains priority at the original price. Market Turner priority cannot be established until after the opening transaction and/or the conclusion of the Opening Process and, once established, shall remain in effect until the conclusion of the trading session. The Market Turner overlay will never be in effect in conjunction with other priority overlays.

     The Exchange may determine, on a class-by-class basis, to reduce the Market Turner priority to a percentage of each inbound order that is executable against the Market Turner. In such cases, the Market Turner may participate in the balance of an order after the Market Turner priority has been applied. To the extent the Market Turner order or quote is not fully exhausted; it shall retain Market Turner priority for subsequent inbound orders until the conclusion of the trading session.



(3) **Primary Lead Market Maker.** The Exchange may determine to grant Primary Lead Market Makers participation entitlements pursuant to the provisions of Rule 514(g). As indicated in Rule 514(g), the Primary Lead Market Maker participation entitlement may only be in effect when the Priority Customer Overlay is also in effect.

(4) **Directed Lead Market Maker.** The Exchange may determine to grant Directed Lead Market Makers participation entitlements pursuant to the provisions of Rule 514(h). As indicated in Rule 514(h), the Directed Lead Market Maker participation entitlement may only be in effect when the Priority Customer Overlay is also in effect.

(e) **Precedence of Market Maker Quotes and Orders for the Pro-Rata Allocation Method.** After executions resulting from Priority Overlays set forth in paragraph (d) above, when the pro-rata allocation method applies:

(1) If there is other interest at the NBBO, after all Priority Customer Orders (if any) at that price have been filled, executions at that price will be first allocated to other remaining Market Maker priority quotes, which have not received a participation entitlement, and have precedence over Professional Interest.

(2) If after all Market Maker priority quotes have been filled in accordance with (1) above and there remains interest at the NBBO, executions will be allocated to all Professional Interest at that price. Professional Interest is defined in Rule 100 and includes among other interest, Market Maker non-priority quotes (as described in Rule 517(b)(1)(iii)) and Market Maker orders in both assigned and non-assigned classes.

(f) **Quotes Interacting with Quotes**. In the event that a Market Maker's quotes interact with the disseminated quote(s) of other Market Makers, resulting in a "locked" quote (e.g., $1.00 bid - 1.00 offer) or "crossed" quote, a trade will occur immediately:

(1) **Quote Locks or Crosses the NBBO**. If the quote locks or crosses the NBBO and the EBBO is inferior to the NBBO, the System will post the quote internally as if it locks the NBBO, but will display the incoming quote one Minimum Price Variation away from the NBBO. The incoming quote will remain available for execution up to its original bid or down to its original offer provided that the execution price does not violate the NBBO.

(2) **Market Maker Locks or Crosses Own Quote**. If a Market Maker submits a quote or order that locks or crosses its own quote or order on the other side of the market, the earlier of the two entries will be cancelled and the incoming quote or order will be available to trade with quotes or orders from other market participants.

(g) **Primary Lead Market Maker Participation Entitlements.** A Primary Lead Market Maker will be assigned by the Exchange in each option class in accordance with Rule 602. The Primary Lead Market Maker participation entitlements shall not be in effect unless the Priority Customer Overlay is in effect and the participation entitlements shall only apply to any remaining balance after Priority Customer orders have been satisfied. The Primary Lead Market Maker participation entitlements are as follows:

(1) For each incoming order, if the Primary Lead Market Maker has a priority quote at the NBBO, its participation entitlement is equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Market Maker quotation at the NBBO and forty percent (40%) if there are two (2) or more other Market Maker quotes at the NBBO. For purposes of allocation, all Market Maker priority interest at a certain price level shall be aggregated and all Market Maker non-priority interest (including quotes and orders) at a certain price level shall be aggregated.

(2) Small size orders will be allocated in full to the Primary Lead Market Maker if the Primary Lead Market Maker has a priority quote at the NBBO. The Exchange will review this provision quarterly and will maintain the small order size at a level that will not allow small size orders executed by the Primary Lead Market Maker to account for more than 40% of the volume executed on the Exchange. Small size orders are defined as five (5) or fewer contracts.



(h) **Directed Lead Market Maker Participation Entitlements.** An Electronic Exchange Member may designate a Lead Market Maker ("Directed Lead Market Maker") on orders it enters into the System ("Directed Orders"). The Directed Lead Market Maker must have an appointment in the relevant option class at the time of receipt of the Directed Order to be eligible to receive the Directed Lead Market Maker participation entitlement. Only Priority Customer Orders will be eligible to be directed by an Electronic Exchange Member. The Directed Lead Market Maker participation entitlement shall not be in effect unless the Priority Customer Overlay is in effect and the participation entitlement shall only apply to any remaining balance after Priority Customer orders have been satisfied. The Directed Lead Market Maker participation entitlements are as follows:

(1) For each incoming order, if the Directed Lead Market Maker has a priority quote at the national best bid or offer ("NBBO"), its participation entitlement is equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Market Maker quotation at the NBBO and forty percent (40%) if there are two (2) or more other Market Maker quotes at the NBBO, or (iii) one (1) contract. For purposes of allocation, all Market Maker priority interest at a certain price level shall be aggregated and all Market Maker non-priority interest (including quotes and orders) at a certain price level shall be aggregated.

(i) **Conditions of Participation Entitlements**. In allocating the participation entitlements set forth in Rule 514(g) to the Primary Lead Market Maker and Rule 514(h) to the Directed Lead Market Maker the following shall apply:

(1) In a class of options where both the Primary Lead Market Maker and the Directed Lead Market Maker participation entitlements are in effect and an Electronic Exchange Member has directed an order to a Lead Market Maker:

(i) if the Directed Lead Market Maker's priority quote is at the NBBO, the Directed Lead Market Maker's participation entitlement will supersede the Primary Lead Market Maker's participation entitlements for an order directed to a Lead Market Maker other than the Lead Market Maker who is the Primary Lead Market Maker, in which case the Primary Lead Market Maker's participation entitlements will supersede;

(ii) if the Directed Lead Market Maker's priority quote is not at the NBBO, the Primary Lead Market Maker's participation entitlement will apply to that order, provided the Primary Lead Market Maker's priority quote is at the NBBO: and

(iii) if neither the Directed Lead Market Maker's nor the Primary Lead Market Maker's priority quote is at the NBBO then executed contracts will be allocated in accordance with the pro-rata allocation methodology as described in paragraphs (c) and (e) above without regard to any participation entitlement.

(2) If an incoming order has not been directed to a Lead Market Maker by an Electronic Exchange Member, then the Primary Lead Market Maker's participation entitlement will apply to that order, provided the Primary Lead Market Maker's priority quote is at the NBBO.

(3) The participation entitlements shall not be in effect unless the Priority Customer Overlay is also in effect and the participation entitlements shall only apply to any remaining balance after Priority Customer orders have been satisfied.

(4) Neither the Primary Lead Market Maker nor the Directed Lead Market Maker may be allocated a total quantity greater than the quantity they are quoting at the execution price. If the Primary Lead Market Maker's or the Directed Lead Market Maker's allocation of an order pursuant to its participation entitlement is greater than its pro-



rata share of priority quotes at the best price at the time that the participation entitlement is granted, neither the Primary Lead Market Maker nor the Directed Market Lead Maker shall receive any further allocation of that order.

(5)   In establishing the counterparties to a particular trade, the participation entitlements must first be counted against the Primary Lead Market Maker's highest priority bids and offers or the Directed Lead Market Maker's highest priority bids or offers.

(6)   These participation entitlements only apply to the allocation of executions among competing Market Maker priority quotes existing on the Book at the time the order is received by the Exchange. No market participant is allocated any portion of an execution unless it has an existing interest at the execution price. Moreover, no market participant can execute a greater number of contracts than is associated with its interest at a given price. Accordingly, the Primary Lead Market Maker and the Directed Lead Market Maker participation entitlements contained in this Rule are not guarantees.

[Adopted: December 20, 2018]

Rule 515. Execution of Orders and Quotes

(a) **General.** Incoming orders and quotes and orders reevaluated pursuant to this Rule that are executable against orders and quotes in the System will be executed by the System in accordance with the following provisions, provided such orders and quotes will not be executed at prices inferior to the NBBO (as defined in Rules 100 and 1400(k)). Orders and quotes that could not be executed because the executions would be at prices inferior to the NBBO will be handled in accordance with the Managed Interest Process for orders described in paragraph (c)(1)(ii) below or in accordance with the process for handling Market Maker orders and quotes described in paragraph (d) below.

Post-Only Orders are defined in Rule 516(m). Post-Only Quotes are defined in Rule 517(a)(1)(i). Post-Only Orders and Post-Only Quotes are together referred to herein as "Post-Only OQ." Post-Only OQs are evaluated with respect to locking or crossing other orders or quotes as follows: (1) if a Post-Only OQ would lock or cross the current opposite side EBBO where the EBBO is the NBBO (the Post-Only OQ locks or crosses an order or quote on the System), the Post-Only OQ will be handled pursuant to the Post-Only Price Process under Rule 515(i); or (2) if a non-Market Maker Post-Only Order would not lock or cross an order or quote on the System but would lock or cross the current opposite side ABBO where the EBBO is inferior to the ABBO, the Post-Only Order will be handled pursuant to the Managed Interest Process under Rule 515(c)(1)(ii), or (3) if a Market Maker Post-Only OQ would not lock or cross an order or quote on the System but would lock or cross the current opposite side ABBO where the EBBO is inferior to the ABBO, the Market Maker Post-Only OQ will be handled in accordance with Rule 515(d) below. The handling of a Post-Only OQ may move from one process to the other (e.g., a Post-Only Order initially handled under the Post-Only Price Process may upon reevaluation be handled under the Managed Interest Process under Rule 515(c)(1)(ii) if the EBBO changes and the Post-Only Order no longer locks or crosses an order on the System but locks or crosses the ABBO).

(b) **Order Locks or Crosses the NBBO and the EBBO is at the NBBO.** If the EBBO is at the NBBO, upon receipt of an order which locks or crosses the NBBO (other than a Post-Only Order which is handled pursuant to the Post-Only Price Process under paragraph (i) below), the System will immediately execute the new incoming order against the EBBO at or better than the EBBO price for a size which is the lesser of (1) the new incoming order; or (2) the EBBO size.

(c) **Non-Market Maker Orders That Could Not Be Executed or Could Not Be Executed in Full at the Original NBBO Upon Receipt.** An incoming non-Market Maker order that could not be executed or could not be executed in full at the original NBBO upon receipt will be handled in accordance with the following provisions. In addition,



non-Market Maker orders that are reevaluated by the System for execution pursuant to an order's price protection instructions that could not be executed or could not be executed in full at the NBBO at the time of reevaluation will be handled in accordance with the following provisions. The following paragraphs will apply to orders both (i) upon receipt by the System, and (ii) upon reevaluation by the System for execution and according to the price protections designated on the order. The term "initiating order" will be used in the following paragraphs to refer to (i) the incoming order that could not be executed, (ii) the order reevaluated by the System for execution that could not be executed, or (iii) the remaining contracts of the incoming order or reevaluated order that could not be executed in full. The term "original NBBO" will be used in the following paragraphs to refer to the NBBO that existed at time of receipt of the initiating order or the NBBO at time of reevaluation of an order pursuant to this Rule.

(1) **Price Protection on Non-Market Maker Orders**. The System will apply the following price protection process to all non-Market Maker orders received during a trading session. The price protection process prevents an order from being executed beyond the price designated in the order's price protection instructions (the "price protection limit"). The price protection instructions are expressed in units of MPV away from the NBBO at the time of the order's receipt, or the EBBO if the ABBO is crossing the EBBO. Market participants may designate price protection instructions on an order by order basis within a minimum and maximum number of MPVs away from the NBBO at the time of receipt, or the EBBO if the ABBO is crossing the EBBO. The minimum and maximum number of MPVs will be determined by the Exchange and announced to Members through a Regulatory Circular, provided that the minimum shall be no less than zero (0) MPVs and the maximum shall be no more than twenty (20) MPVs. If an order does not contain price protection instructions, the Exchange will assign a default price protection instruction, which will be within one (1) to five (5) MPVs away from the NBBO at the time of receipt, or the EBBO if the ABBO is crossing the EBBO, which default price protection instruction shall be determined by the Exchange and announced to Members through a Regulatory Circular. When triggered, the price protection process will cancel an order or the remaining contracts of an order. The System will not execute such orders at prices inferior to the current NBBO. The price protection process set forth in this paragraph (c)(1) will not apply to orders received (A) prior to the open or during a trading halt; or (B) during a prior trading session and that remain on the Book following the Opening Process (as described in Rule 503). Further, the price protection process set forth in this paragraph (c)(1) will not apply to Intermarket Sweep Orders ("ISO"), which will be handled in accordance with paragraph (g) below. Immediate-or-Cancel ("IOC") Orders will be handled in accordance with paragraph (e) below. The System will handle Market Maker quotes and orders in accordance with paragraph (d) below.

(i) **Orders Eligible For Routing**. The System will seek to trade the initiating order to the extent possible at MIAX Emerald and route an Eligible Order (as defined in Rule 529) to the ABBO until the first of: (A) the order is fully executed; (B) the order has traded or routed to and including its price protection limit, at which any remaining contracts will be canceled; or (C) the order has traded or routed to and including its limit price, at which the System will display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to this Rule. The System will not execute such orders at prices inferior to the current NBBO. The System will handle any routing of the order in accordance with the order routing provisions set forth in Rule 529.

(ii) **Managed Interest Process for Non-Routable Orders**.

(A) If the initiating order is non-routable (for example, the Public Customer Order was marked "Do Not Route" or the order was a Post-Only Order being handled under this subsection (c)(1)(ii)) the order will never be routed outside of the Exchange regardless of prices displayed by away markets. A non-routable initiating order may execute on the Exchange at a price equal to or better than, but not inferior to, the ABBO. The System will not execute such orders at prices inferior to the current NBBO. The System will seek to trade an initiating order or a resting Post-Only Order until the first of:

1. the order is fully executed;



2. the order has traded to and including its price protection limit at which time any remaining contracts are canceled; or

3. the order has traded to and including its limit price at which time the System will attempt to display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to this Rule.

(B) If the limit price of an order locks or crosses the current opposite side ABBO and the EBBO is inferior to the ABBO, the System will display the order one MPV away from the current opposite side ABBO, and book the order at a price that will lock the current opposite side ABBO. Should the ABBO price change to an inferior price level, the order's Book price will continuously re-price to lock the new ABBO and the managed order's displayed price will continuously re-price one MPV away from the new ABBO until:

1. the order has traded to and including its limit price;

2. the order has traded to and including its price protection limit at which time any remaining contracts are cancelled;

3. the order is fully executed; or

4. the order is cancelled.

(C)   1. If the Exchange receives a new order or quote on the opposite side of the market from the managed order that can be executed, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the order's current Book price, provided that the execution price does not violate the current NBBO.

2. If the Exchange receives a new Post-Only OQ on the opposite side of the market from an order being managed under this subsection (c)(1)(ii) which is not a Post-Only Order and the new Post-Only OQ locks or crosses the Book price of the resting order, the Exchange will reject the new Post-Only OQ.

3. If the Exchange receives a new Post-Only OQ on the opposite side of the market from a Post-Only Order being managed under this subsection (c)(1)(ii) and the new Post-Only OQ locks or crosses the Book price of the resting Post-Only Order, the Exchange will re-book the resting Post-Only Order at the same price as its displayed price and manage the resting Post-Only Order and the new Post-Only OQ under the POP Process of subsection (i) of this Rule.

4. If unexecuted contracts remain from the initiating order, the order's size will be revised and the EBBO disseminated to reflect the order's remaining contracts.

(D) An order subject to the Managed Interest Process under this subsection (c)(1)(ii) will retain its original limit price irrespective of the prices at which such order is booked and displayed and will maintain its original timestamp, provided however each time the order is booked and displayed at a more aggressive Book price, the order will receive a new timestamp. All orders that are re-booked and re-displayed pursuant to the Managed Interest Process under this subsection (c)(1)(ii) and all Market Maker orders and quotes managed under subsection (d) that are re-booked and re-displayed pursuant to subsection (d) will retain their priority as compared to other orders subject to the Managed Interest Process and all Market Maker orders and quotes managed under subsection (d), based upon the time such managed order or quote was initially received by the Exchange. Following the initial booking and display of an order subject to the Managed Interest Process, an order will only be re-booked and re-displayed to the extent it achieves a more aggressive price, provided, however, that the Exchange will re-



book an order at the same price as the displayed price in the event such order's displayed price is locked or crossed by the ABBO. Such event will not result in a change in priority for the order at its displayed price.

(E) The Booked and displayed prices of an order subject to the Managed Interest Process may be adjusted once or multiple times depending on changes to the prevailing ABBO.

(F) When the System opens without an opening transaction, and instead opens by Disseminating the Exchange's best bid and offer among quotes and orders that exist in the System at that time as described in Rule 503(f)(1), non-routable orders then in the System that cross the opposite side ABBO will be cancelled and are not included in the Managed Interest Process.

(2) **[Reserved]**

(d) **Handling of Market Maker Orders and Quotes.**

(1) If a Market Maker order or quote could not be executed or could not be executed in full upon receipt, the System will continue to execute the Market Maker's order or quote at multiple prices until (i) the Market Maker's quote has been exhausted or its order has been completely filled; (ii) the executions have reached the Market Maker's limit price; or (iii) further executions will trade at a price inferior to the ABBO, whichever occurs first.

(2) For a Market Maker order or quote that locks or crosses the opposite side ABBO and the EBBO is inferior to the ABBO, the System will manage such order or quote (including a Market Maker Post-Only OQ being handled under this subsection (d)) in accordance with the following. Once the System can no longer execute the Market Maker's order or quote, the System will display the order or quote one MPV away from the current opposite side ABBO and book the order or quote at a price that will lock the current opposite side ABBO. Should the ABBO price change to an inferior price level, the Market Maker order or quote's Book price will continuously re-price to lock the new ABBO and the Market Maker order or quote's displayed price will continuously re-price one MPV away from the new ABBO, until the Market Maker order or quote reaches its original limit price, is fully executed or cancelled.

(3) (i) If the Exchange receives a new order or quote on the opposite side of the market from the Market Maker order or quote that can be executed, the System will immediately execute the remaining contracts from the Market Maker order or quote to the extent possible at the Market Maker order or quote's current Book bid or offer price, provided that the execution price does not violate the current NBBO.

(ii) If the Exchange receives a new Post-Only OQ on the opposite side of the market from a Market Maker order or quote being managed under this subsection (d) which is not a Post-Only OQ and the new Post-Only OQ locks or crosses the Book price of the resting Market Maker order or quote, the Exchange will reject the new Post-Only OQ.

(iii) If the Exchange receives a new Post-Only OQ on the opposite side of the market from a Post-Only OQ being managed under this subsection (d) and the new Post-Only OQ locks or crosses the Book price of the resting Post-Only OQ, the Exchange will re-book the resting Post-Only OQ at the same price as its displayed price and manage the resting Post-Only OQ and the new Post-Only OQ under the POP Process of subsection (i) of this Rule.

(iv) If unexecuted contracts remain from the Market Maker's order or quote, the order or quote size will be revised and the EBBO disseminated to reflect the order or quote's remaining contracts.



(4) A Market Maker order or quote subject to this subsection (d) will retain its original limit price irrespective of the prices at which such order or quote is booked and displayed and will maintain its original timestamp, provided however each time the order or quote is booked and displayed at a more aggressive Book price, the order or quote will receive a new timestamp. All orders and quotes that are re-booked and re-displayed pursuant to this subsection (d) and all orders that re-booked and re-displayed pursuant to subsection (c)(1)(ii) will retain their priority as compared to other orders subject to the Managed Interest Process under subsection (c)(1)(ii) and all Market Maker orders and quotes managed under this subsection (d), based upon the time such managed order or quote was initially received by the Exchange. Following the initial booking and display of an order or quote subject to this subsection (d), an order or quote will only be re-booked and re-displayed to the extent it achieves a more aggressive price, provided, however, that the Exchange will re-book an order or quote at the same price as the displayed price in the event the displayed price of such order or quote is locked or crossed by the ABBO. Such event will not result in a change in priority for the order or quote at its displayed price.

(5) The Booked and displayed prices of an order or quote subject to this subsection (d) may be adjusted once or multiple times depending on changes to the prevailing ABBO.

(e) **Handling of Immediate-or-Cancel ("IOC") Orders**. As defined in Rule 516(c), an IOC Order is a limit order that is to be executed in whole or in part upon receipt, with any portion not so executed cancelled. Market participants may designate price protection instructions on an order by order basis for IOC Orders in the manner described in paragraph (c)(1) above. If an IOC Order is executable against orders and quotes in the System and MIAX Emerald is the only exchange at the NBBO when an IOC Order is received by the System, the System will execute the IOC Order at the NBBO price or better and if the IOC Order could not be executed in full the System may also execute the IOC Order's remaining contracts at multiple prices not to exceed the IOC Order's limit price or the order's price protection limit, provided the execution does not trade at a price inferior to the current ABBO. If other exchanges in addition to MIAX Emerald are also at the NBBO when the IOC Order is received, the System will execute the IOC Order at the NBBO price and cancel any remaining unexecuted contracts from the IOC Order. If the EBBO is not at the NBBO at the time the IOC Order is received or the IOC Order is not executable against any orders or quotes in the System, the IOC Order will be immediately cancelled.

(f) **Reserved**.

(g) **Handling of Intermarket Sweep Orders and Intermarket Sweep eQuote ("ISOs**"). As defined in Rule 516(f) and Rule 517(a)(2)(vi), ISOs are immediately executable in the System and are not eligible for routing to another exchange. As noted above, ISOs will not be handled in accordance with the price protection processes set forth in paragraph (c). The System will execute an ISO at multiple prices until (1) the ISO has been exhausted or its order has been completely filled; or (2) the executions have reached the ISO's limit order price, whichever occurs first. Unexecuted contracts remaining from an ISO order will be immediately cancelled.

(h) **Crossing Orders.**

(1) Customer Cross Orders, as defined in Rule 516(i), are automatically executed upon entry provided that the execution (i) is at or between the best bid and offer on the Exchange; (ii) is not at the same price as a Priority Customer Order on the Exchange's Book; and (iii) will not trade at a price inferior to the NBBO. If trading interest exists on the MIAX Emerald Book that is subject to the Managed Interest Process pursuant to Rule 515(c)(1)(ii) when the Exchange receives a Customer Cross Order, the System will reject the Customer Cross Order. If trading interest exists that is subject to a PRIME Auction or PRIME Solicitation Auction pursuant to Rule 515A when the Exchange receives a Customer Cross Order, the System will reject the Customer Cross Order. Customer Cross Orders will be automatically canceled if they cannot be executed. Rule 520, Interpretation and Policy .01 applies to the entry and execution of Customer Cross Orders.



(2) Qualified Contingent Cross Orders, as defined in Rule 516(j), are automatically executed upon entry provided that the execution (i) is not at the same price as a Priority Customer Order on the Exchange's Book; and (ii) is at or between the NBBO. If trading interest exists on the MIAX Emerald Book that is subject to the Managed Interest Process pursuant to Rule 515(c)(1)(ii) when the Exchange receives a Qualified Contingent Cross Order, the System will reject the Qualified Contingent Cross Order. If trading interest exists that is subject to a PRIME Auction or PRIME Solicitation Auction pursuant to Rule 515A when the Exchange receives a Qualified Contingent Cross Order, the System will reject the Qualified Contingent Cross Order. Qualified Contingent Cross Orders will be automatically canceled if they cannot be executed.

(3) **Complex Customer Cross ("cC2C") Orders**. cC2C Orders, as defined in Rule 518(b)(5), are automatically executed upon entry provided that the execution is at least $0.01 better than (inside) the icEBBO (as defined in Rule 518(a)(12)) price or the best net price of a complex order (as defined in Rule 518(a)(5)) on the Strategy Book (as defined in Rule 518(a)(17)), whichever is more aggressive. The System will reject a cC2C Order if, at the time of receipt of the cC2C Order: (i) the strategy is subject to a cPRIME Auction pursuant to Rule 515A, Interpretation and Policy .12 or to a Complex Auction pursuant to Rule 518(d); or (ii) any component of the strategy is subject to a SMAT Event as described in Rule 518(a)(16).

(i) cC2C Orders will be automatically canceled if they cannot be executed.

(ii) cC2C Orders may only be entered in minimum trading increments of $0.01.

(iii) Rule 520, Interpretation and Policy .01, applies to the entry and execution of cC2C Orders.

(iv) The Exchange will determine, on a class-by-class basis, the option classes in which cC2C Orders are available for trading on the Exchange, and will announce such classes to Members via Regulatory Circular.

(4) **Complex Qualified Contingent Cross ("cQCC") Orders**. cQCC Orders, as defined in Rule 518(b)(6), are automatically executed upon entry provided that, with respect to each option leg of the cQCC Order, the execution (i) is not at the same price as a Priority Customer Order on the Exchange's Book; and (ii) is at or between the NBBO. The System will reject a cQCC Order if, at the time of receipt of the cQCC Order: (i) the strategy is subject to a cPRIME Auction pursuant to Rule 515A, Interpretation and Policy .12 or to a Complex Auction pursuant to Rule 518(d); or (ii) any component of the strategy is subject to a SMAT Event as described in Rule 518(a)(16).

(i) cQCC Orders will be automatically canceled if they cannot be executed.

(ii) cQCC Orders may only be entered in the minimum trading increments applicable to complex orders under Rule 518(c)(1)(i) or 518(c)(1)(ii) if the cQCC Order includes the stock component upon entry.

(iii) The Exchange will determine, on a class-by-class basis, the option classes in which cQCC Orders are available for trading on the Exchange, and will announce such classes to Members via Regulatory Circular.

(iv) A cQCC Order may be entered with or without the stock component. A cQCC Order entered without the stock component will be treated as a complex strategy with only option components. A cQCC Order entered with the stock component shall be subject to Rule 518.01. A Member that submits a cQCC Order to the Exchange (with or without the stock component) represents that such order satisfies the requirements of a qualified contingent trade (as described in Interpretations and Policies .01 of Rule 516) and agrees to provide information to the Exchange related to the execution of the stock component as determined by the Exchange and communicated via Regulatory Circular.



(i) **Post-Only Price Process.**

(1) **General**. Post-Only Orders are defined in Rule 516(m). Post-Only Quotes are defined in Rule 517(a)(1)(i). Post-Only Orders and Post-Only Quotes are together referred to herein as "Post-Only OQ." The following paragraphs will apply to a Post-Only OQ where the limit price of a Post-Only OQ locks or crosses the current opposite **side** EBBO where the EBBO is the NBBO (the Post-Only OQ locks or crosses an order or quote on the System) both (i) upon receipt by the System, and (ii) upon reevaluation by the System. A Post-Only OQ will never route to another exchange.

(2) **Price Protection for Post-Only Orders**. The System will apply price protection to all non-Market Maker Post-Only Orders being handled under this subsection (i) in accordance with subsection (c)(1) above.

(3) **Post-Only Price Process.**

(i) A Post-Only OQ subject to the process set forth in this subsection (i) (the "Post-Only Price Process" or "POP Process") may execute on the Exchange at a price equal to or better than, but not inferior to, the ABBO. The System will not execute a Post-Only OQ at prices inferior to the current NBBO. The System will seek to trade the resting Post-Only OQ until the first of: (A) the Post-Only OQ is fully executed; (B) the Post-Only OQ has traded to and including its price protection limit at which time any remaining contracts are canceled; or (C) the Post-Only OQ has traded to and including its limit price at which time the System will attempt to display and book the initiating order or quote at its limit price and will reevaluate the order or quote for execution pursuant to this Rule.

(ii) If the limit price of a Post-Only OQ locks or crosses the current opposite side EBBO where the EBBO is the NBBO (the Post-Only OQ locks or crosses an order or quote on the System), the Post-Only OQ will be handled in accordance with the POP Process set forth in this subsection (i) and the System will display and book the Post-Only OQ one MPV away from the current opposite side EBBO. Should the EBBO price change to an inferior price level, the Post-Only OQ's Book price and displayed price will continuously re-price to one MPV away from new EBBO until (A) the Post-Only OQ has traded to and including its limit price, (B) the Post-Only OQ has traded to and including its price protection limit at which time any remaining contracts are cancelled, (C) the Post-Only OQ is fully executed or (D) the Post-Only OQ is cancelled.

(iii) (A) If the Exchange receives a new order or quote on the opposite side of the market from the Post-Only OQ that can be executed, the System will immediately execute the remaining contracts from the resting Post-Only OQ to the extent possible at the Post-Only OQ's current Book price, provided that the execution price does not violate the current NBBO.

(B) If the Exchange receives a new Post-Only OQ on the opposite side of the market from a Post-Only OQ being managed under this subsection (i) which locks or crosses the Book price of the resting Post-Only OQ, the Exchange will book and display the new Post-Only OQ one MPV away from the current opposite side EBBO.

(C) If unexecuted contracts remain from the resting Post-Only OQ, the size of the Post-Only OQ will be revised and the EBBO disseminated to reflect the Post-Only OQ's remaining contracts of the Post-Only OQ.

(iv) A Post-Only OQ subject to the POP Process under this subsection (i)(3) will retain its original limit price irrespective of the prices at which such Post-Only OQ is booked and displayed and will maintain its original timestamp, provided however each time the Post-Only OQ is booked and displayed at a more aggressive


Book price, the Post-Only OQ will receive a new timestamp. In the event the EBBO changes such that a Post-Only OQ subject to the POP Process would be able to be booked and displayed at its actual limit price, the Post-Only OQ will receive a new timestamp. All Post-Only OQs that are re-ranked and re-displayed pursuant to the POP Process will retain their priority as compared to other Post-Only OQs subject to the POP Process based upon the time such Post-Only OQ was initially received by the Exchange. Following the initial ranking and display of a Post Only OQ subject to the POP Process, a Post Only OQ will only be re-ranked and re-displayed to the extent it achieves a more aggressive price, provided, however, that the Exchange will re-book a Post-Only OQ at the same price as the displayed price in the event such Post-Only OQ's displayed price is locked or crossed by the EBBO. Such event will not result in a change in priority for the Post-Only OQ at its displayed price.

(v) The Booked and displayed prices of a Post-Only OQ subject to the POP Process may be adjusted once or multiple times depending on changes to the prevailing EBBO.

Interpretations and Policies:

.01 **[Reserved]**

.02 **Uncrossing of Orders and Quotes.**

(a) In the course of the Managed Interest Process for Non-Routable Orders as provided in subparagraph (c)(1)(ii) or the management of a Market Maker order or quote as provided in subparagraph (d) (such Non-Routable Orders and Market Maker orders and quotes, "Handled Interest"), if Handled Interest becomes tradable at multiple price points on MIAX Emerald due to the ABBO transitioning from a crossed state to an uncrossed state, the midpoint of the EBBO, rounded up to the nearest MPV if necessary, will be used for the initial trade price for the Handled Interest. If locking or crossing interest remains, the next trade occurs at the Book price of the interest with lesser size. The Post-Only instruction on any Post-Only OQ included in the Handled Interest will be ignored for Post-Only OQs subject to the ABBO transition from a crossed state to an uncrossed state pursuant to this Interpretation and Policy .02.

(b) Trades for non-Post-Only OQs included in the Handled Interest will continue to occur until (1) all locking or crossing interest has been satisfied, (2) the ABBO is reached at which time the interest will be managed according to subparagraph (c)(1)(ii) or subparagraph (d), as applicable, (3) the Handled Interest's limit price is reached at which time any remaining contracts will be booked, or (4) the Handled Interest's price protection limit is reached at which time any remaining contracts will be canceled.

(c) Trades for Post-Only OQs included in the Handled Interest will then be handled as follows: (1) if the Post-Only OQ would lock or cross the current opposite side EBBO where the EBBO is the NBBO, the Post-Only OQ will be handled pursuant to the POP Process under Rule 515(i) above; (2) if a non-Market Maker Post-Only Order would not lock or cross an order or quote on the System but would lock or cross the current opposite side ABBO where the EBBO is inferior to the ABBO, the Post-Only Order will be handled pursuant to the Managed Interest Process under Rule 515(c)(1)(ii) above; and (3) if a Market Maker Post-Only OQ would not lock or cross an order or quote on the System but would lock or cross the ABBO where the EBBO is inferior to the ABBO, the Market Maker Post-Only OQ will be handled in accordance with Rule 515(d) above.

.03 **[Reserved]**

.04 Immediately following the commencement of a trading halt pursuant to Rule 504 and at the end of each trading session, the System will cancel an order which was managed under this Rule where the order's price protection limit for a buy (sell) order is lower (higher) than the order's effective limit price. For purposes of this Rule, the effective limit price for: (a) a limit order will be the order's limit price; (b) a market order to buy will be the maximum



price permitted by the Exchange's System; and (c) a market order to sell will be the lowest MPV as established by Rule 510 (either $.01 for option classes quoted and traded in increments as low as $.01, or $.05 for option classes quoted and traded in increments as low as $.05).

[Adopted: December 20, 2018; amended February 22, 2019 (SR-EMERALD-2019-08); amended August 21, 2019 (SR-EMERALD-2019-28); amended December 19, 2019 (SR-EMERALD-2019-38); amended January 15, 2020 (SR-EMERALD-2019-37); amended April 19, 2021 (SR-EMERALD-2021-14); amended July 31, 2022, operative October 25, 2022 (SR-EMERALD-2022-23); amended August 17, 2022 (SR-EMERALD-2022-24); amended November 10, 2022 (SR-EMERALD-2022-32)]

Rule 515A. MIAX Emerald Price Improvement Mechanism ("PRIME") and PRIME Solicitation Mechanism

(a) **Price Improvement Mechanism ("PRIME").** PRIME is a process by which a Member may electronically submit for execution ("Auction") an order it represents as agent ("Agency Order") against principal interest, and/or an Agency Order against solicited interest.

(1) **Auction Eligibility Requirements**. A Member (the "Initiating Member") may initiate an Auction provided all of the following are met:

(i) the Agency Order is in a class designated as eligible for PRIME as determined by the Exchange and within the designated Auction order eligibility size parameters as such size parameters are determined by the Exchange;

(ii) the Initiating Member must stop the entire Agency Order as principal or with a solicited order at the better of the NBBO or the Agency Order's limit price (if the order is a limit order);

(iii) with respect to Agency Orders that have a size of less than 50 contracts, if at the time of receipt of the Agency Order, the NBBO has a bid/ask differential of $0.01, the System will reject the Agency Order; and

(iv) Post-Only OQs may not participate in PRIME as an Agency Order, principal interest or solicited interest.

(2) **Auction Process**. Only one Auction may be ongoing at any given time in an option and Auctions in the same option may not queue or overlap in any manner. The System will reject an Agency Order if, at the time of receipt of the Agency Order, the option is in an Auction or is a component of a complex strategy that is the subject of a cPRIME Auction, as defined below, or a Complex Auction pursuant to Rule 518(d). The Auction may not be cancelled and shall proceed as follows:

(i) **Auction Period and Request for Responses (RFRs).**

(A) To initiate the Auction, the Initiating Member must mark the Agency Order for Auction processing, and specify (i) a single price at which it seeks to cross the Agency Order (with principal interest and/or a solicited order) (a "single-price submission"), including whether the Initiating Member elects to have last priority in allocation, or (ii) that it is willing to automatically match ("auto-match") as principal the price and size of all Auction responses up to an optional designated limit price in which case the Agency Order will be stopped at the better of the NBBO, or the Agency Order's limit price. For both single price submissions and auto-match, if the EBBO on the same side of the market as the Agency Order represents a limit order on the Book or a Post-Only Quote subject to the POP Process, the stop price must be at least $0.01 increment better than the Book price. Once the Initiating Member has submitted an Agency Order for processing pursuant to this subparagraph, such submission may not



be modified or cancelled. For both a single price submission and auto-match, the stopped price specified by the Initiating Member on the Agency Order shall be the "initiating price" for the Auction.

(B)   When the Exchange receives a properly designated Agency Order for auction processing, a Request for Responses ("RFR") detailing the option, side, size, and initiating price will be sent to all subscribers of the Exchange's data feeds.

(C) The RFR will last for a period of time, as determined by the Exchange and announced through a Regulatory Circular. The RFR will be no less than 100 milliseconds and no more than 1 second.

(D)   Members may submit responses to the RFR (specifying prices and sizes). RFR responses shall be an Auction-or-Cancel ("AOC") Order or an AOC eQuote. The System will reject RFR responses submitted with a price that is not equal to or better than the initiating price.

(E)   RFR responses shall not be visible to other Auction participants, and shall not be disseminated to OPRA.

(F)   The minimum price increment for RFR responses and for the Initiating Member's submission shall be $0.01 increment, regardless if the class trades in another increment.

(G) An RFR response with a size greater than the size of the Agency Order will be capped at the size of the Agency Order.

(H) RFR responses may be cancelled.

(ii) **Conclusion of Auction**. The Auction shall conclude at the sooner of (A) through (G) below with the Agency Order executing pursuant to paragraph (iii) below.

(A) The end of the RFR period;

(B) Upon receipt by the System of an unrelated order, including a Post-Only Order, (in the same option as the Agency Order) on the opposite side of the market from the RFR responses, that is marketable against either the NBBO, the initiating price, or the RFR responses;

(C) Upon receipt by the System of an unrelated order, including a Post-Only Order, (in the same option as the Agency Order) on the same side of the market as the RFR responses, that is marketable against the NBBO.

(D) Upon receipt by the System of an unrelated limit order, including a Post-Only Order, (in the same option as the Agency Order) on the opposite side of the market from the Agency Order that improves any RFR response;

(E) Any time an RFR response matches the NBBO on the opposite side of the market from the RFR responses;

(F) Any time there is a quote lock in the subject option on the Exchange pursuant to Rule 1402; or

(G) Any time there is a trading halt in the option on the Exchange.



(iii) **Order Allocation**. At the conclusion of the Auction, the Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class subject to the following:

(A) Such best prices include non-Auction quotes and orders.

(B) Priority Customer orders resting on the Book before, or that are received during, the Response Time Interval and Priority Customer RFR responses shall, collectively have first priority to trade against the Agency Order. The allocation of an Agency Order against the Priority Customer orders resting in the Book, Priority Customer orders received during the Response Time Interval, and Priority Customer RFR responses shall be in the sequence in which they are received by the System.

(C) Market Maker priority quotes and RFR responses from Market Makers with priority quotes will collectively have second priority. The allocation of Agency Orders against these contra sided quotes and RFR responses shall be on a size pro rata basis as defined in Rule 514(c)(2). Notwithstanding the foregoing, at the conclusion of an Auction for an ISO PRIME order, the allocation of Agency Orders at the final Auction price shall be: (i) to Market Makers that traded in the associated ISO sweep, for up to the full size of such Market Makers' refreshed priority quotes, as well as any RFR responses submitted by those Market Makers; (ii) to those Market Makers with quotes at the Auction start price that were resting and any RFR responses submitted by those Market Makers at the final Auction price; and (iii) to all other Market Makers that did not trade in the associated ISO sweep and did not have resting quotes at the Auction start price with joining interest at the final Auction price that was submitted during the Auction. If two or more Market Makers are entitled to priority under (i), (ii) or (iii) above, priority will be afforded to the extent practicable on a pro-rata basis.

(D) Professional Interest orders resting in the Book, Professional Interest orders placed in the Book during the Response Time Interval, Professional Interest quotes, and Professional Interest RFR responses will collectively have third priority. The allocation of Agency Orders against these contra sided orders and RFR Responses shall be on a size pro rata basis as defined in Rule 514(c)(2).

(E) No participation entitlement shall apply to orders executed pursuant to this Rule.

(F) If an unrelated market or marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response (or in the absence of a RFR response, the initiating price) and the NBBO on the other side of the market from the RFR responses (rounded towards the disseminated quote when necessary).

(G) If an unrelated non-marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response and the unrelated order's limit price (rounded towards the unrelated order's limit price when necessary).

(H) Notwithstanding (a)(2)(iii)(C), or (D) above, if the best price equals the Initiating Member's single-price submission, the Initiating Member's single-price submission shall be allocated the greater of one contract or a certain percentage of the Agency Order, which percentage will be determined by the Exchange and may not be larger than 40%, subject to the provisions of Interpretation and Policy .10 below. However, if only one Member's response (subject to the provisions of Interpretation and Policy .11 below) matches the Initiating Member's single price submission then the Initiating Member may be allocated up to 50% of the Agency Order, subject the provisions of Interpretation and Policy .10 below. Thereafter, contracts shall be allocated among remaining quotes, orders and auction responses (i.e., interests other than the Initiating Member) at the single price submission price in accordance with the matching algorithm in effect for the affected class as described in



subparagraph (a)(2)(iii) above. If all Member responses are filled (i.e., no other interest remains at the single-price submission price), any remaining contracts will be allocated to the Initiating Member at the single-price submission price.

(I) Notwithstanding (a)(2)(iii)(C), or (D) above, if the Initiating Member selected the auto-match option of the Auction, the Initiating Member shall be allocated its full size of RFR responses at each price point up to the designated limit price or until a price point is reached where the balance of the Agency Order can be fully executed (the "final auto-match price point"). At the final auto-match price point, the Initiating Member shall be allocated the greater of one contract or a certain percentage of the remainder of the Agency Order, which percentage will be determined by the Exchange and may not be larger than 40%, subject the provisions of Interpretation and Policy .10 below. However, if only one Member's response (subject to the provisions of Interpretation and Policy .11 below) matches the Initiating Member's submission at the final auto-match price point, then the Initiating Member may be allocated up to 50% of the remainder of the Agency Order at the final auto-match price point, subject the provisions of Interpretation and Policy .10 below. Thereafter, contracts shall be allocated among remaining quotes, orders and auction responses (i.e., interest other than the Initiating Member) at the final auto-match price point in accordance with the matching algorithm in effect for the affected class as described in subparagraph (a)(2)(iii) above. If all Member responses are filled (i.e., no other interest remains), any remaining contracts will be allocated to the Initiating Member at the designated limit price described in subparagraph (a)(2)(i)(A) above.

(J) Notwithstanding (a)(2)(iii)(C), (D) above, provided the Auction is not for an ISO PRIME order, if the Auction does not result in price improvement over the Exchange's disseminated price at the time the Auction began, resting unchanged quotes or orders that were disseminated at the best price before the Auction began shall have priority after any Priority Customer order priority and the Initiating Member's priority (40%) have been satisfied. Any unexecuted balance on the Agency Order shall be allocated to RFR responses provided that those RFR responses will be capped to the size of the original order and that the Initiating Member may not participate on any such balance unless the Agency Order would otherwise go unfilled.

(K) If the final Auction price locks a Priority Customer order on the Book on the same side of the market as the Agency Order, then, unless there is sufficient size in the Auction responses to execute both the Agency Order and the booked Priority Customer order (in which case they will both execute at the final Auction price), the Agency Order will execute against the RFR responses at $0.01 increment worse than the final Auction price (towards the opposite side of the Agency Order) against the Auction participants that submitted the final Auction price and any balance shall trade against the Priority Customer order in the Book at such order's limit price.

(L) If the Initiating Member elected to have last priority in allocation when submitting an Agency Order to initiate an Auction against a single-price submission, the Initiating Member will be allocated only the amount of contracts remaining, if any, after the Agency Order is allocated to all other responses at the single price specified by the Initiating Member.

(M) If an unexecuted balance remains on the Auction responses after the Agency Order has been executed and such balance could trade against any unrelated order(s) that caused the Auction to conclude, then the RFR balance will trade against the unrelated order(s) on a size pro rata basis as defined in Rule 514(c)(2).

(b) **PRIME Solicitation Mechanism**. A Member that represents agency orders may electronically execute orders it represents as agent ("Agency Order") against solicited orders provided it submits both the Agency Order and solicited orders for electronic execution into the PRIME Solicitation Mechanism ("Solicitation Auction") pursuant to this Rule.



(1) **Solicitation Auction Eligibility Requirements**. A Member (the "Initiating Member") may initiate a Solicitation Auction provided all of the following are met:

(i) The Agency Order is in a class designated as eligible for Solicitation Auctions as determined by the Exchange and within the designated Solicitation Auction order eligibility size parameters as such size parameters are determined by the Exchange (however, the eligible order size may not be less than 500 standard option contracts);

(ii) Each order entered into the Solicitation Auction shall be designated as all-or-none;

(iii) The minimum price increment for an Initiating Member's single price submission shall be $0.01 increment; and

(iv) Post-Only OQs may not participate in the Solicitation Auction as an Agency Order or solicited interest. Post-Only OQs received during a Solicitation Auction will be rejected.

(2) **Solicitation Auction Process**. The Solicitation Auction shall proceed as follows:

(i) **Solicitation Auction Period and Requests for Responses (RFRs).**

(A) To initiate the Solicitation Auction, the Initiating Member must mark the Agency Order for Solicitation Auction processing, and specify a single price at which it seeks to cross the Agency Order with a solicited order which shall be the "initiating price" for the Solicitation Auction.

(B) When the Exchange receives a properly designated Agency Order for Solicitation Auction processing, a RFR message indicating the option, side, size, and initiating price will be sent to all subscribers of the Exchange's data feeds.

(C) Members may submit responses to the RFR (specifying prices and sizes) during the response period. RFR responses shall be an Auction-or-Cancel ("AOC") Order or an AOC eQuote. The RFR will last for a period of time, as determined by the Exchange and announced through a Regulatory Circular. The RFR will be no less than 100 milliseconds and no more than 1 second.

(D) RFR responses shall not be visible to other Solicitation Auction participants, and shall not be disseminated to OPRA.

(E) The minimum price increment for responses shall be the same as provided in subparagraph (b)(1)(iii) above.

(F) A response with a size greater than the size of the Agency Order will be capped at the size of the Agency Order.

(G) RFR responses may be cancelled.

(ii) **Solicitation Auction Conclusion**. The Solicitation Auction shall conclude at the sooner of:

(A) The end of the RFR period;



(B) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the opposite side of the market from the RFR responses, that is marketable against either the NBBO, the initiating price, or the RFR responses;

(C) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the same side of the market as the RFR responses, that is marketable against the NBBO.

(D) Upon receipt by the System of an unrelated limit order (in the same option as the Agency Order on the opposite side of the market as the Agency Order that improves any RFR response;

(E) Any time an RFR response matches the NBBO on the opposite side of the market from the RFR responses;

(F) Any time there is a quote lock on the Exchange pursuant to Rule 1402; or

(G) Any time there is a trading halt in the option on the Exchange.

(iii) **Order Allocation**. At the conclusion of the Solicitation Auction, the Agency Order will be automatically executed in full and allocated subject to the following provisions, or cancelled. The Agency Order will be executed against the solicited order at the proposed execution price, provided that:

(A) The execution price must be equal to or better than the NBBO. If the execution would take place outside the NBBO, the Agency Order and solicited order will be cancelled;

(B) There are no Priority Customer orders resting in the Book on the opposite side of the Agency Order at the proposed execution price.

1) If there are Priority Customer orders and there is sufficient size (considering all resting orders, quotes and responses) to execute the Agency Order, the Agency Order will be executed against these interests and the solicited order will be cancelled. The Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class.

2) If there are Priority Customer orders and there is not sufficient size (considering all resting orders, quotes and responses), both the Agency Order and the solicited order will be cancelled; and

(C) There is insufficient size to execute the Agency Order at an improved price(s).

1) If there is sufficient size (considering all resting orders, quotes and responses) to execute the Agency Order at an improved price(s) that is equal or better than the NBBO, the Agency Order will execute at the improved price(s) and the solicited order will be cancelled. The Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class.

Interpretations and Policies:

.01 It shall be considered conduct inconsistent with just and equitable principles of trade, in accordance with Rule 301, for any Member to enter orders, quotes, Agency Orders, or other responses for the purpose of disrupting or manipulating the Auction. Such conduct includes, but is not limited to, engaging in a pattern or practice of submitting unrelated orders that cause an Auction to conclude before the end of the RFR period and engaging in a pattern of conduct where the Member submitting the Agency Order into the PRIME breaks up the Agency Order into separate orders for two (2) or fewer contracts for the purpose of gaining a higher allocation percentage than the Member



would have otherwise received in accordance with the allocation procedures contained in paragraph (a)(2)(iii) or (b)(2)(iii) above.

.02 The Auction and the Solicitation Auction may only be used to execute bona fide crossing transactions. Using the Auction and the Solicitation Auction for any other means, including but not limited to, market or price manipulation, shall be considered conduct inconsistent with just and equitable principles of trade in accordance with Rule 301.

.03 For executions pursuant to paragraph (b) above, prior to entering Agency Orders into the PRIME on behalf of customers, Initiating Members must deliver to the customer a written notification informing the customer that his order may be executed using the PRIME. The written notification must disclose the terms and conditions contained in this Rule 515A and be in a form approved by the Exchange.

.04 Members may enter contra orders that are solicited. The PRIME provides a facility for Members that locate liquidity for their customer orders. Members may not use the Solicitation Auction to circumvent Rule 520 limiting principal transactions. This may include, but is not limited to, Members entering contra orders that are solicited from (a) affiliated broker-dealers, or (b) broker-dealers with which the Member has an arrangement that allows the Member to realize similar economic benefits from the solicited transaction as it would achieve by executing the customer order in whole or in part as principal. Additionally, solicited contra orders entered by Members to trade against Agency Orders may not be for the account of a MIAX Emerald Market Maker assigned to the options class.

.05 Any determinations made by the Exchange pursuant to this Rule such as eligible classes and order size parameters shall be communicated in a Regulatory Circular.

.06 If trading interest exists on the MIAX Emerald Book that is subject to the Managed Interest Process pursuant to Rule 515(c) for the option on the opposite of side of the market as the Agency Order and when the EBBO is equal to the NBBO, the Agency Order will be automatically executed against the managed interest if the execution would be at a price equal to or better than the initiating price of the Agency Order. If the Agency Order is not fully executed after the managed interest is fully exhausted and is no longer at a price equal to the initiating price of the Agency Order, the Auction will be initiated for the balance of the Agency Order as provided in this Rule. With respect to any portion of an Agency Order that is automatically executed against managed interest pursuant to this paragraph .06, the exposure requirements contained in Rule 520(b) and (c) will not be satisfied just because the member utilized the PRIME.

.07 If trading interest exists on the MIAX Emerald Book that is subject to the POP Process pursuant to Rule 515(i) for the option on the opposite side of the market as the Agency Order, the Agency Order will be automatically executed against the Post-Only interest at a price $0.01 inside the EBBO (i.e., for an Agency Order to buy, $0.01 higher than the EBB; for an Agency Order to sell, $0.01 lower than the EBO). If the Agency Order is not fully executed after the interest subject to the POP Process is fully exhausted and is no longer at a price equal to the initiating price of the Agency Order, the Auction will be initiated for the balance of the Agency Order as provided in this Rule. With respect to any portion of an Agency Order that is automatically executed against interest subject to the POP Process pursuant to this paragraph .07, the exposure requirements contained in Rule 520(b) and (c) will not be satisfied just because the member utilized the PRIME.

.08 If trading interest exists on the MIAX Emerald Book that is subject to the Managed Interest Process pursuant to Rule 515(c) or the POP Process pursuant to Rule 515(i) for the option on the same side of the market as the Agency Order, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction.

.09 If the market is locked or crossed as defined in Rule 1402 for the option, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction.



.10 When determining the 40% or 50% Initiating Member allocation under subparagraph (a)(2)(iii)(H) or (I) above, the System will round the number of contracts to which the Initiating Member is entitled to the nearest whole number (up or down). If the allocation results in a remainder of exactly one-half contract (.50000), then the System will round the number of contracts to which the Initiating Member is entitled up to the next higher whole number.

.11 When calculating the number of Member's responses that match the Initiating Member's single price submission under subparagraph (a)(2)(iii)(H) and the final auto-match price point under subparagraph (a)(2)(iii)(I) of this Rule, the System will not include in such calculation: (i) any Priority Customer Auction Response and/or unrelated Priority Customer interest that has been executed, or (ii) any Member's response (including unrelated orders and quotes) executed at a better price.

.12 **PRIME for Complex Orders**. Unless otherwise provided in this Interpretation and Policy .12 or unless the context otherwise requires, the provisions of Rule 515A(a) above shall be applicable to the trading of complex orders (as defined in Rule 518) in the PRIME. The Exchange will determine, on a class-by-class basis, the option classes in which complex orders are available for trading in the PRIME on the Exchange, and will announce such classes to Members via Regulatory Circular.

(a) Members may use PRIME to execute complex orders at a net price. "cPRIME" is the process by which a Member may electronically submit a "cPRIME Order" (as defined in Rule 518(b)(7)) it represents as agent (a "cPRIME Agency Order") against principal or solicited interest for execution (a "cPRIME Auction"), subject to the following:

(i) The initiating price for a cPRIME Agency Order must be better than (inside) the icEBBO for the strategy and any other complex orders on the Strategy Book. The System will reject cPRIME Agency Orders submitted with an initiating price that is equal to or worse than (outside) the icEBBO or any other complex orders on the Strategy Book.

(ii) Members may enter RFR responses on the opposite side of the market from the cPRIME Agency Order at net prices, and bids and offers for complex orders may participate in the execution of an order as provided in this Rule 515A.

(iii) Except as provided in subparagraph (c) below, with respect to bids and offers for the individual legs of a complex strategy that trade against the cPRIME Agency Order, the order allocation rules contained in Rule 514 will apply.

(iv) If an improved net price for the complex order being executed can be achieved from bids and offers for the individual legs of the complex order in the simple market, and the complex order is otherwise eligible for Legging pursuant to Rule 518(c)(2)(iii), the Strategy being matched will receive an execution at the better net price.

(v) All references to the NBBO in Rule 515A are inapplicable.

(b) The System will reject a cPRIME Agency Order if, at the time of receipt of the cPRIME Agency Order:

(i) the strategy is subject to a cPRIME Auction pursuant to Rule 515A, Interpretation and Policy .12 or to a Complex Auction pursuant to Rule 518(d);

(ii) any component of the strategy is subject to a SMAT Event as described in Rule 518(a)(16); or



(iii)   any component of the strategy is subject to the Managed Interest Process described in Rule 515(c)(1)(ii), Rule 515(d), or the Post-Only Price Process described in Rule 515(i).

(c) Notwithstanding the provisions of this Rule 515A with respect to PRIME, the following shall apply to cPRIME Orders only:

(i) The RFR period for cPRIME Auctions shall be independent from the RFR period for PRIME Auctions and shall last for a period of time set forth in Rule 515A(a)(2)(i)(C).

(ii) Participants that submit simple orders that are executed as individual legs of complex orders at the net execution price point will be allocated contracts only after all complex interest at such price point have received allocations.

(iii) The size and bid/ask differential provisions contained in Rule 515A(a)(1)(iii) shall not apply to cPRIME Orders.

(iv)   The conclusion of auction provisions contained in Rule 515A(a)(2)(ii) shall not apply to cPRIME Auctions.

(v)   The order allocation provisions contained in Rule 515A(a)(2)(iii) shall apply to cPRIME Auctions, provided that all references to contracts shall be deemed to be references to complex strategies as defined in Rule 518(a)(6).

(vi) The provisions contained in Interpretations and Policies .06 and .07 of this Rule shall not apply to cPRIME Auctions.

(d)   A cPRIME Auction shall conclude at the sooner of (i) through (vii) below with the cPRIME Agency Order executing pursuant to Rule 515A(2)(iii) below:

(i) the end of the RFR period;

(ii) a cAOC eQuote (as defined in Rule 518, Interpretation and Policy .02(c)(1)) or cAOC Order (as defined in Rule 518(b)(3)) on the opposite side of the market from the cPRIME Agency Order locks or crosses (A) the icEBBO, or (B) the best net price of a complex order in the same strategy on the Strategy Book, whichever is more aggressive;

(iii) unrelated interest on the same side of the market as the cPRIME Agency Order locks or crosses the best price on the opposite side of the market;

(iv) unrelated interest on the opposite side of the market from the cPRIME Agency Order:

(A)   locks or crosses (1) the icEBBO, or (2) the best net price of a complex order in the same strategy on the Strategy Book, whichever is more aggressive; or

(B) improves the price of any RFR response.

(v)   a simple order or quote in a component of the strategy on either side of the market as the cPRIME Agency Order locks or crosses the NBBO for such component;



(vi) a simple order or quote in a component of the strategy, eligible to rest on the Simple Order Book, is received on the same side of the market as the cPRIME Agency Order and causes the icEBBO to lock or cross the best price opposite the cPRIME Agency Order;

(vii) a simple order or quote in a component of the strategy, eligible to rest on the Simple Order Book, is received on the opposite side of the market from the cPRIME Agency Order and causes the icEBBO to lock or cross the initiating price.

.13 **ISO PRIME Order**. An ISO PRIME order ("ISO PRIME") is the transmission of two orders for crossing pursuant to this Rule without regard for better priced Protected Bids or Protected Offers (as defined in Rule 1400) because the Member transmitting the ISO PRIME to the Exchange has, simultaneously with the routing of the ISO PRIME, routed one or more ISOs, as necessary, to execute against the full displayed size of any Protected Bid or Protected Offer that is superior to the starting PRIME auction price and has swept all interest in the Exchange's Book priced better than the proposed auction starting price. Any execution(s) resulting from such sweeps shall accrue to the PRIME order.

[Adopted: December 20, 2018; amended April 5, 2019 (SR-EMERALD-2019-12); amended June 24, 2019 (SR-EMERALD-2019-19); amended June 22, 2022, operative August 12, 2022 (SR-EMERALD-2022-25); amended July 27, 2023, operative August 16, 2023 (SR-EMERALD-2023-16); amended January 16, 2025 (SR-EMERALD-2025-03)]

Rule 516. Order Types Defined

It should be noted that some of the order types defined below are valid only during certain portions of the trading day (e.g., Opening Orders) or during certain events (e.g., Auction-or-Cancel Orders). If a Member submits an order type during a time period when the order type is not valid, the System will reject the order.

(a) **Market Order.** A market order is an order to buy or sell a stated number of option contracts at the best price available at the time of execution.

(b) **Limit Orders**. A limit order is an order to buy or sell a stated number of option contracts at a specified price or better.

(1) **Marketable Limit Orders.** A marketable limit order is a limit order to buy (sell) at or above (below) the best offer (bid) on the Exchange.

(2) **Auction-or-Cancel Orders.** An Auction-or-Cancel or "AOC" Order is a limit order used to provide liquidity during a specific Exchange process (such as the Opening Imbalance process described in Rule 503) with a time in force that corresponds with that event. AOC Orders are not displayed to any market participant, are not included in the EBBO and therefore are not eligible for trading outside of the event, may not be routed, and may not trade at a price inferior to the away markets.

(c) **Immediate-or-Cancel Orders.** An Immediate-or-Cancel Order is an order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled. An Immediate-or-Cancel Order is not valid during the Opening Process described in Rule 503.

(d) [Reserved]

(e) **Attributable Order**. An Attributable Order is a market or limit order which displays the user firm ID for purposes of trading on the Exchange. Use of Attributable Orders is voluntary. Attributable Orders entered into the Exchange



System will be available for execution but may not display the user firm ID for all Exchange processes. The Exchange will issue a Regulatory Circular specifying the Exchange processes and the class(es) of securities for which the Attributable Order type shall be available.

(f) **Intermarket Sweep Order.** An Intermarket Sweep Order or "ISO", as defined in Rule 1400(i), is a limit order that is designated by a Member as an ISO in the manner prescribed by the Exchange, and is executed within the System by Members without respect to Protected Quotations of other Eligible Exchanges as defined in Rule 1400(q) and (g). ISOs are immediately executable within the System and shall not be eligible for routing. ISOs that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Simultaneously with the routing of an ISO to the System, one or more additional limit orders, as necessary, are routed by the entering Member to execute against the full displayed size of any Protected Bid or Protected Offer (as defined in Rule 1400(p)) in the case of a limit order to sell or buy with a price that is superior to the limit price of the limit order identified as an ISO. These additional routed orders must be identified as ISOs. An ISO is not valid during the Opening Process described in Rule 503.

(g) **Do Not Route Order.** A Do Not Route or "DNR" Order is an order that will never be routed outside of the Exchange regardless of the prices displayed by away markets. A DNR order may execute on the Exchange at a price equal to or better than, but not inferior to, the best away market price but, if that best away market remains, the DNR order will be handled in accordance with the Managed Interest Process described in Rule 515(c)(1)(ii).

(h) **Opening Order.** An Opening or "OPG" Order is an order that is valid only for the Opening Process.

(i) **Customer Cross Order.** A Customer Cross Order is comprised of a Priority Customer Order to buy and a Priority Customer Order to sell at the same price and for the same quantity. A Customer Cross Order is not valid during the Opening Process described in Rule 503.

(j) **Qualified Contingent Cross Order**. A Qualified Contingent Cross Order is comprised of an originating order to buy or sell at least 1,000 contracts, that is identified as being part of a qualified contingent trade, as that term is defined in Interpretation and Policy .01 below, coupled with a contra-side order or orders totaling an equal number of contracts. A Qualified Contingent Cross Order is not valid during the Opening Process described in Rule 503.

(k) **Day Limit Order.** A Day Limit Order is an order to buy or sell which, if not executed, expires at the end of trading in the security on the day on which it was entered.

(l) **Good 'Til Cancelled Order**. A Good 'til Cancelled or "GTC" Order is an order to buy or sell which remains in effect until it is either executed, cancelled or the underlying option expires.

(m) **"Post-Only Orders"** are orders that will not remove liquidity from the Book. Post-Only Orders are to be ranked and executed on the Exchange pursuant to Rule 514(b) (Priority on the Exchange), or handled pursuant to Rule 515, as appropriate, and will never route away to another trading center. Post-Only Orders are evaluated with respect to locking or crossing other orders or quotes as set forth in Rule 515(a). A Post-Only Order is valid during the Opening Process and will be processed in accordance with Rule 503. The Post-Only instruction will be ignored (i) for Post-Only Orders that participate in the Opening Process, and (ii) for Post-Only Orders subject to the ABBO transition from a crossed state to an uncrossed state pursuant to Rule 515, Interpretation and Policy .02. A Post-Only Order may not be a Market Order, Auction-or-Cancel Order, Immediate-or-Cancel Order, an Intermarket Sweep Order or a Good 'til Cancelled Order. Post-Only Orders received before the Opening Process or during a trading halt may participate in the next Opening Process. Post-Only Orders received after the market close will be rejected. Post-Only Orders may not participate in a Solicitation Auction as set forth in Rule 515A(b) and if received during a Solicitation Auction will be rejected. Post-Only Orders may not be a component of a complex order set forth in Rule 518(a)(5).



Interpretations and Policies:

.01 A "qualified contingent trade" is a transaction consisting of two or more component orders, executed as agent or principal, where:

(a) At least one component is an NMS Stock, as defined in Rule 600 of Regulation NMS under the Exchange Act;

(b) all components are effected with a product or price contingency that either has been agreed to by all the respective counterparties or arranged for by a broker-dealer as principal or agent;

(c) the execution of one component is contingent upon the execution of all other components at or near the same time;

(d) the specific relationship between the component orders (e.g., the spread between the prices of the component orders) is determined by the time the contingent order is placed;

(e) the component orders bear a derivative relationship to one another, represent different classes of shares of the same issuer, or involve the securities of participants in mergers or with intentions to merge that have been announced or cancelled; and

(f) the transaction is fully hedged (without regard to any prior existing position) as a result of other components of the contingent trade.

.02 Complex order types are defined in Rule 518. Derived orders are defined in Rule 518(a)(9).

[Adopted: December 20, 2018; amended June 24, 2019 (SR-EMERALD-2019-19); amended December 19, 2019 (SR-EMERALD-2019-38); amended April 19, 2021 (SR-EMERALD-2021-14); amended January 16, 2025 (SR-EMERALD-2025-03)]

Rule 517. Quote Types Defined

Market Makers may communicate to the Exchange bids and offers using one or more of the following quote types. All of the bids and offers in the quote types described below shall be firm in accordance with the Market Maker's obligations under Exchange Rules and Rule 602 of Regulation NMS. However, bids and offers in certain of the eQuote types, as identified in paragraph (d) below, will not be disseminated by the Exchange to quotation vendors in accordance with Rule 602 of Regulation NMS given their limited time in force contingencies. Some of the quote types defined below are valid only during certain portions of the trading day (e.g., Opening Only eQuotes) or during certain events (e.g., Auction-or-Cancel eQuotes). If a Member submits a quote type during a time period when the quote type is not valid, the System will reject the quote.

(a) **Quote Types:**

(1) **Standard Quote**. A Standard quote is a quote submitted by a Market Maker that cancels and replaces the Market Maker's previous Standard quote, if any.

(i) **Post-Only Quotes.** Post-Only Quotes are Standard quotes that will not remove liquidity from the Book. Post-Only Quotes are to be ranked and executed on the Exchange pursuant to Rule 514(b) (Priority on the Exchange), or handled pursuant to Rule 515, as appropriate, and will never route away to another trading center. Post-Only Quotes are evaluated with respect to locking or crossing other orders or quotes as set forth in Rule 515(a).



A Post-Only Quote is valid during the Opening Process and will be processed in accordance with Rule 503. The Post-Only instruction will be ignored for (i) Post-Only Quotes that participate in the Opening Process, and (ii) Post-Only Quotes subject to the ABBO transition from a crossed state to an uncrossed state pursuant to Rule 515, Interpretation and Policy .02. Post-Only Quotes received before the Opening Process or during a trading halt may participate in the next Opening Process. Post-Only Quotes received after the market close will be rejected. Post-Only Quotes may not participate in a Solicitation Auction as set forth in Rule 515A(b) and if received during a Solicitation Auction will be rejected. A Post-Only Quote may not be a component of a complex order set forth in Rule 518(a)(5) and will be rejected by the System.

(2) **eQuote.** An eQuote is a quote with a specific time in force that does not automatically cancel and replace a previous Standard quote or eQuote. An eQuote can be cancelled by the Market Maker at any time, or can be replaced by another eQuote that contains specific instructions to cancel an existing eQuote.

(i) **Auction-or-Cancel eQuote.** An Auction-or-Cancel or "AOC" eQuote is a quote submitted by a Market Maker to provide liquidity in a specific Exchange process (such as the Opening Imbalance Process described in Rule 503) with a time in force that corresponds with the duration of that event and will automatically expire at the end of that event. AOC eQuotes are not displayed to any market participant, are not included in the EBBO and therefore are not eligible for trading outside of the event. An AOC eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote.

(ii) **Opening Only eQuote.** An Opening Only or "OPG" eQuote is a quote that can be submitted by a Market Maker only during the Opening as set forth in Rule 503. An OPG eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. OPG eQuotes will automatically expire at the end of the Opening Process.

(iii) **Immediate-or-Cancel eQuote.** An Immediate-or-Cancel or "IOC" eQuote is an eQuote submitted by a Market Maker that must be matched with another quote or order for an execution in whole or in part upon receipt into the System. Any portion of the IOC eQuote not executed will be immediately canceled. An IOC eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An IOC eQuote is not valid during the Opening Process described in Rule 503.

(iv) **Intermarket Sweep eQuote.** A Market Maker may submit an Intermarket Sweep eQuote to the Exchange only if it has simultaneously routed one or more Intermarket Sweep Orders to execute against the full displayed size of any Protected Bid (as defined in Rule 1400(p)), in the case of an intermarket sweep offer to sell, or Protected Offer (as defined in Rule 1400(p)), in the case of an intermarket sweep bid to buy, an option with a price that is superior to the Intermarket Sweep eQuote. Intermarket Sweep eQuotes that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Intermarket Sweep eQuotes do not automatically cancel or replace the Market Maker's previous Standard Quote or eQuote. An Intermarket Sweep eQuote is not valid during the Opening Process described in Rule 503.

(b) **Quote Priority**

(1) For trade allocation purposes, quotes will be considered either priority quotes (i.e., trade allocation will be in accordance with Rule 514(e), which provides priority quotes with precedence over all Professional Interest) or non-priority quotes (i.e., trade allocation will be in accordance with Rule 514(e), which also provides non-priority quotes are considered together with all other Professional Interest) based upon a Market Maker's quote width at certain times as described below.

(i) **Priority Quotes.** To be considered a priority quote, at the time of execution, each of the following standards must be met:



(A) the bid/ask differential of a Market Maker's two-sided quote pair must be valid width (no wider than the bid/ask differentials outlined in Rule 603(b)(4));

(B) the initial size of both of the Market Maker's bid and the offer must be in compliance with the requirements of Rule 604(b)(2);

(C) the bid/ask differential of a Market Maker's two-sided quote pair must meet the priority quote width requirements defined below in subparagraph (ii) for each option; and

(D) either of the following are true:

1. At the time a locking or crossing quote or order enters the System, the Market Maker's two-sided quote pair must be valid width for that option and must have been resting on the Book; or

2. Immediately prior to the time the Market Maker enters a new quote that locks or crosses the EBBO, the Market Maker must have had a valid width quote already existing (i.e., exclusive of the Market Maker's new marketable quote or update) among his two-sided quotes for that option.

(ii) **Priority Quote Width Standard.** The priority quote width standard will be established by the Exchange and filed with the Commission in accordance with Section 19 of the Exchange Act and Rule 19b-4 thereunder. The priority quote width standard established by the Exchange can have bid/ask differentials as narrow as one MPV, as wide but never wider than the bid/ask differentials outlined in Rule 603(b)(4), or somewhere in between. Notwithstanding the foregoing, until such time as the Exchange has submitted and received approval of a rule change establishing narrower bid/ask differentials, the priority quote width standard will be the bid/ask differentials outlined in Rule 603(b)(4).

(iii) **Non-Priority Quotes.** Any time a Market Maker's quotes fail to meet the valid width criteria as outlined in Rule 517(b)(1)(i) and (ii) above, quotations for that Market Maker shall be considered non-priority and trading interest resulting from that quotation shall be allocated with other Professional Interest.

(2) For purposes of determining a valid width market, only a Market Maker's highest quote bid and lowest quote offer from its Standard quotes will be considered.

(c) The bids and offers of Standard quotes shall be disseminated by the Exchange if, in accordance with Rule 602 of Regulation NMS, they represent the EBBO

(d) Bids and offers in the following limited time in force eQuote types will not be disseminated by the Exchange in accordance with Rule 602 of Regulation NMS. In addition, executions resulting from the following eQuote types will not be used by the Exchange's Aggregate Risk Manager to determine whether the Market Maker has exceeded the Allowable Exchange Percentage as more fully described in Rule 612:

(1) Auction-or-Cancel eQuote;

(2) Opening Only eQuote;

(3) Immediate-or-Cancel eQuote; and

(4) Immediate-or-Cancel Intermarket Sweep eQuote.



Interpretations and Policies:

.01 To be considered a priority quote, a quote for a long-term option contract (as defined in Rule 406) must meet the priority quote requirements of Rule 517(b).

.02 A replacement Standard quote that is rejected for a technical reason will still cancel the target Standard quote.

[Adopted: December 20, 2018; amended June 24, 2019 (SR-EMERALD-2019-19); amended December 19, 2019 (SR-EMERALD-2019-38); amended April 19, 2021 (SR-EMERALD-2021-14); amended December 13, 2023 (SR-EMERALD-2023-31]

Rule 518. Complex Orders

(a) **Definitions**.

(1) **ABBO**. The term ABBO means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(g)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

(2) **Complex National Best Bid or Offer ("cNBBO").** The cNBBO is calculated using the NBBO for each component of a complex strategy to establish the best net bid and offer for a complex strategy.

(3) **Complex Auction.** A "Complex Auction" is an auction of a complex order as set forth in subparagraph 518(d) below.

(4) **Complex Auction-Eligible Order**. A "Complex Auction-eligible order" is an order that meets the requirements of subparagraph 518(d)(1) below.

(5) **Complex Order**. A "complex order" is any order involving the concurrent purchase and/or sale of two or more different options in the same underlying security (the "legs" or "components" of the complex order), for the same account, in a ratio that is equal to or greater than one-to-three (.333) and less than or equal to three-to-one (3.00) and for the purposes of executing a particular investment strategy. Only those complex orders in the classes designated by the Exchange and communicated to Members via Regulatory Circular with no more than the applicable number of legs, as determined by the Exchange on a class-by-class basis and communicated to Members via Regulatory Circular, are eligible for processing. A Post-Only order may not be a component of a complex order and will be rejected by the System.

A complex order can also be a "stock-option order" as described further, and subject to the limitations set forth, in Interpretation and Policy .01 of this Rule. A stock-option order is an order to buy or sell a stated number of units of an underlying security (stock or Exchange Traded Fund Share ("ETF")) or a security convertible into the underlying stock ("convertible security") coupled with the purchase or sale of options contract(s) on the opposite side of the market representing either (i) the same number of units of the underlying security or convertible security, or (ii) the number of units of the underlying stock necessary to create a delta neutral position, but in no case in a ratio greater than eight-to-one (8.00), where the ratio represents the total number of units of the underlying security or convertible security in the option leg to the total number of units of the underlying security or convertible security in the stock leg. Only those stock-option orders in the classes designated by the Exchange and communicated to Members via Regulatory Circular with no more than the applicable number of legs as determined by the Exchange on a class-by-class basis and communicated to Members via Regulatory Circular, are eligible for processing.



(6) **Complex Strategy.** The term "complex strategy" means a particular combination of components and their ratios to one another. New complex strategies can be created as the result of the receipt of a complex order or by the Exchange for a complex strategy that is not currently in the System. The Exchange may limit the number of new complex strategies that may be in the System at a particular time and will communicate this limitation to Members via Regulatory Circular.

(7) **Complex Quotes**. A "complex quote" is a Market Maker complex Standard quote or complex eQuote for a complex strategy as set forth in Interpretation and Policy .02 of this Rule. A Post-Only Quote may not be a component of a complex order and will be rejected by the Systems.

(8) **Displayed Complex MIAX Emerald Best Bid or Offer ("dcEBBO").** The dcEBBO is calculated using the best displayed price for each component of a complex strategy from the Simple Order Book. For stock-option orders, the dcEBBO for a complex strategy will be calculated using the Exchange's best displayed bid or offer in the individual option component(s) and the NBBO in the stock component.

(9) **Derived Order**. A "derived order" is an Exchange-generated limit order on the Simple Order Book that represents either the bid or offer of one component of a complex order resting on the Strategy Book that is comprised of orders to buy or sell two option components where one component has a base ratio of "one" relative to the other component (1:1, 1:2, or 1:3). Derived orders will not be routed outside of the Exchange regardless of the price(s) disseminated by away markets. The Exchange will determine on a class-by-class basis to make available derived orders and communicate such determination to Members via a Regulatory Circular. Derived orders are firm orders (i.e., if executed, firm for the disseminated price and size) that are included in the EBBO (as defined in subparagraph (a)(10) below). Derived orders are subject to the Managed Interest Process described in Rule 515(c)(1)(ii).

(i) A derived order may be automatically generated if the complex order is eligible for Legging pursuant to Rule 518(c)(2)(iii) for one or more legs of a complex order at a price:

(A) that matches or improves upon the best displayed bid or offer in the affected series on the Simple Order Book; and

(B) at which the net price of the complex order at the best price on the Strategy Book can be achieved when the other component of the complex order is executed against the best displayed bid or offer on the Simple Order Book.

(ii) A derived order will not be displayed at a price that locks or crosses the best bid or offer of another exchange. In such a circumstance, the System will display the derived order on the Simple Order Book at a price that is one MPV away from the current opposite side best bid or offer of such other exchange, and rank the derived order on the Simple Order Book according to its actual price.

(iii) A derived order will not be created at a price increment less than the minimum established by Rule 510.

(iv) A derived order will be handled in the same manner as other orders on the Simple Order Book except as otherwise provided in this Rule 518. A derived order is executed only after all other executable orders (including orders subject to the Managed Interest Process as described in subparagraph (c)(4) below) and quotes at the same price are executed in full.

(v) When a derived order is executed, the other component of the complex order on the Strategy Book will be automatically executed against the best bid or offer on the Exchange.



(vi) A derived order is automatically removed from the Simple Order Book if:

(A) the displayed price of the derived order is no longer at the displayed best bid or offer on the Simple Order Book;

(B) execution of the derived order may no longer achieve the net price of the complex order on the Strategy Book when the other component of the complex order is executed against the best bid or offer on the Simple Order Book;

(C) the complex order is executed, cancelled, or modified in any way;

(D) a strategy that has, as a component, an option that is of the same type as a derived order, enters a cPRIME Auction (as described in Rule 515A, Interpretation and Policy .12) or a Complex Auction (pursuant to Rule 518(d));

(E) any component of the complex order resting on the Strategy Book that is used to generate the derived order is subject to a Simple Market Auction or Timer ("SMAT") Event, as described in subparagraph (a)(16) below, a wide market condition (as described in Interpretation and Policy .05(a) of this Rule), or a halt.

If a derived order is removed from the Simple Order Book, the System will continually evaluate any remaining complex order(s) on the Strategy Book to determine whether a new derived order should be generated, as described in Rule 518(c)(5).

(vii) A derived order that is locked (i.e., if the opposite side EBBO locks the derived order) will be executed if the execution price is at the NBBO.

(10) **EBBO.** The term "EBBO" means the best bid or offer on the Simple Order Book (as defined below) on the Exchange.

(11) **Free Trading.** The term "free trading" means trading that occurs during a trading session other than: (i) at the opening or re-opening for trading following a halt, or (ii) during the Complex Auction Process (as described in paragraph (d) of this Rule).

(12) **Implied Complex MIAX Emerald Best Bid or Offer ("icEBBO").** The icEBBO is a calculation that uses the best price from the Simple Order Book for each component of a complex strategy including displayed and non-displayed trading interest. For stock-option orders, the icEBBO for a complex strategy will be calculated using the best price (whether displayed or non-displayed) on the Simple Order Book in the individual option component(s), and the NBBO in the stock component.

(13) **Market Maker Priority Interest for Complex.** Certain Market Maker complex Standard quotes and complex eQuotes (as defined in Interpretation and Policy .02 of this Rule) will qualify as "Market Maker Priority Interest for Complex" on the Strategy Book if the following criteria have been met. For purposes of this Rule, Market Maker Priority Interest for Complex is established at the beginning of a Complex Auction (as described in subparagraph (d) below), or at the time of execution in free trading. If complex Standard quoting is engaged for a complex strategy as set forth in Interpretation and Policy .02 of this Rule, a Market Maker complex Standard quote or a complex eQuote will qualify as Market Maker Priority Interest for Complex if the Market Maker has a complex Standard quote in the complex strategy that equals or improves the dcEBBO on the opposite side from the incoming complex order or quote at the time of evaluation (a "Complex priority quote").



(14) **NBBO.** The term "NBBO" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from the appropriate Securities Information Processor ("SIP").

(15) **Simple Order Book**. The "Simple Order Book" is the Exchange's regular electronic book of orders and quotes.

(16) **Simple Market Auction or Timer ("SMAT") Event**. A SMAT Event is defined as a PRIME Auction (pursuant to Rule 515A). Complex orders and quotes will be handled during a SMAT Event as described in Interpretation and Policy .05(a)(2) of this Rule.

(17) **Strategy Book**. The "Strategy Book" is the Exchange's electronic book of complex orders and complex quotes.

(b) **Types of Complex Orders.**

(1) **General**. The complex order types that may be submitted for use on the Exchange are limit orders, market orders, Good 'til Cancelled ("GTC") orders, or Day Limit Orders as each such term is defined in Rule 516, or Complex Auction-on-Arrival ("cAOA") Orders, Complex Auction-on-Arrival-Only ("cAOAO") Orders, Complex Auction-or-Cancel ("cAOC") Orders, Complex Immediate-or-Cancel ("cIOC") Orders, Complex Customer Cross ("cC2C") Orders, or Complex Qualified Contingent Cross ("cQCC") Orders as such terms are defined below.

(2) **Complex Auction-on-Arrival Order**.

(i) A "Complex Auction-on-Arrival" or "cAOA" Order is a complex order designated to be placed into a Complex Auction upon receipt or upon evaluation. Complex orders that are not designated as cAOA will, by default, not initiate a Complex Auction upon arrival, but except as described herein will be eligible to participate in a Complex Auction that is in progress when such complex order arrives or if placed on the Strategy Book may participate in or may initiate a Complex Auction, following evaluation conducted by the System (as described in subparagraph (d) below).

(ii) Complex orders that are designated as cIOC or cAOC are not eligible for cAOA designation, and their evaluation will not result in the initiation of a Complex Auction either upon arrival or if eligible when resting on the Strategy Book.

(3) **Complex Auction-or-Cancel Order**. A Complex Auction-or-Cancel or "cAOC" Order is a complex limit order used to provide liquidity during a specific Complex Auction with a time in force that corresponds with that event. cAOC Orders are not displayed to any market participant, and are not eligible for trading outside of the event. A cAOC Order with a size greater than the aggregate auctioned size (as defined in Rule 518(d)(4) will be capped for allocation purposes at the aggregate auctioned size.

(4) **Complex Immediate-or-Cancel Order**. A Complex Immediate-or-Cancel or "cIOC" Order is a complex order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled.

(5) **Complex Customer Cross Order**. A Complex Customer Cross or "cC2C" Order is comprised of one Priority Customer complex order to buy and one Priority Customer complex order to sell at the same price and for the same quantity. Trading of cC2C Orders is governed by Rule 515(h)(3).

(6) **Complex Qualified Contingent Cross Order**. A Complex Qualified Contingent Cross or "cQCC" Order is comprised of an originating complex order to buy or sell where each component is at least 1,000 contracts that is identified as being part of a qualified contingent trade, as defined in Rule 516, Interpretation and Policy .01, coupled



with a contra-side complex order or orders totaling an equal number of contracts. Trading of cQCC Orders is governed by Rule 515(h)(4).

(7) **Complex PRIME Order**. A Complex PRIME or "cPRIME" Order is a complex order (as defined in Rule 518(a)(5)) that is submitted for participation in a cPRIME Auction. Trading of cPRIME Orders is governed by Rule 515A, Interpretation and Policy .12.

(8) **Complex Attributable Order**. A Complex Attributable Order is a complex market or limit order which displays the user firm ID for purposes of trading on the Exchange. Use of Complex Attributable Orders is voluntary. Complex Attributable Orders entered into the Exchange System will be available for execution but may not display the user firm ID for all Exchange processes. The Exchange will issue a Regulatory Circular specifying the Exchange processes and the class(es) of securities for which the Complex Attributable Order type shall be available.

(9) **Complex Auction-on-Arrival-Only Order**. A Complex Auction-on-Arrival-Only ("cAOAO") order is an order that will be auctioned upon arrival as provided for in this Rule if eligible, or cancelled if not eligible. Any unexecuted balance of a cAOAO order remaining upon completion of the auction process will be cancelled.

(10) **Do Not Leg ("DNL")**. Do Not Leg or "DNL" is an optional order instruction that may be applied to any complex order (excluding Complex Customer Cross Orders, Complex Qualified Contingent Cross Orders, and cPRIME Orders) to prevent the complex order from legging into the Simple Order Book. An order marked with the DNL instruction must be executed at a price that complies with Exchange Rule 518(c)(2)(ii).

(c) **Trading of Complex Orders and Quotes**. The Exchange will determine and communicate to Members via Regulatory Circular which complex order origin types (i.e., non-broker-dealer customers, broker-dealers that are not Market Makers on an options exchange, and/or Market Makers on an options exchange) are eligible for entry onto the Strategy Book. Complex orders and quotes will be subject to all other Exchange Rules that pertain to orders and quotes generally, unless otherwise provided in this Rule 518. This Rule 518(c) governs trading of all complex order types set forth in Rule 518(b) above, unless otherwise specified in Rule 518(b).

(1) **Minimum Increments and Trade Prices.**

(i) Bids and offers on complex orders, quotes, and RFR Responses for complex strategies having only option components may be expressed in $0.01 increments, and the component(s) of such a complex order may be executed in $0.01 increments, regardless of the minimum increments otherwise applicable to individual components of the complex order.

(ii) Bids and offers on complex orders, quotes, and RFR Responses for stock-option complex strategies (including a cQCC Order entered with a stock component) may be expressed in any decimal price the Exchange determines. The option component(s) of such a complex order may be executed in $0.01 increments, regardless of the minimum increments otherwise applicable to individual components of the complex order, and the stock component of such a complex order may be executed in any decimal price permitted in the equity market.

(iii) If any component of a complex strategy would be executed at a price that is equal to a Priority Customer bid or offer on the Simple Order Book, at least one other option component of the complex strategy must trade at a price that is better than the corresponding EBBO.

(iv) A complex order will not be executed at a net price that would cause any option component of the complex strategy to be executed: (A) at a price of zero; or (B) ahead of a Priority Customer order on the Simple Order Book without improving the EBBO of at least one option component of the complex strategy.



(v)   A complex order or eQuote (as defined in Interpretation and Policy .02 of this Rule) will not be executed at a price that is outside of its MPC Price (as defined in Rule 532(b)(6)) or its limit price.

(2)   Execution of Complex Orders and Quotes.

(i)   **Opening and Reopening of the Strategy Book for Trading**. Complex orders and quotes do not participate in the Opening Process for the individual option legs conducted pursuant to Rule 503. At the beginning of each trading session, and upon reopening after a halt, once all components of a complex strategy are open, an initial evaluation will be conducted in order to determine whether a complex order is a Complex Auction-eligible order, using the process and criteria described in Interpretation and Policy .03(a) of this Rule regarding the Initial Improvement Percentage ("IIP"). The System will also evaluate the eligibility of complex orders and quotes (as applicable) to participate in the Managed Interest Process for complex orders as described in subparagraph (c)(4) below; if they are eligible for full or partial execution against a complex order or quote resting on the Strategy Book or through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) below; whether the complex order or quote should be cancelled; and whether all or any remaining portion of the complex order or quote should be placed on the Strategy Book.

The Strategy Book will open for trading, or reopen for trading after a halt, with a Complex Auction if it is determined that one of the following conditions is present: (A) a complex order with no matching interest on the Strategy Book equals or improves the IIP, (B) matching interest exists at a price that is equal to or through the IIP, or (C) a size imbalance exists where the price at which the maximum quantity that can trade is equal to or through the IIP. If the Strategy Book contains matched interest or a size imbalance exists where the price at which the maximum quantity can trade is not equal to or through the IIP, the Strategy Book will open for trading with a trade and a Complex Auction will not be initiated. The remaining portion of any complex order for which there is a size imbalance will be placed on the Strategy Book. If the Strategy Book contains no matching interest or interest equal to or through the IIP, the complex strategy will open without a trade and a Complex Auction will not be initiated.

(ii)   **Prices for Complex Strategy Executions.** Incoming complex orders and quotes will be executed by the System in accordance with the provisions set forth herein, and will not be executed at prices inferior to the icEBBO or at a price that is equal to the icEBBO when there is a Priority Customer Order (as defined in Rule 100) at the best icEBBO price. Complex orders will never be executed at a price that is outside of the individual component prices on the Simple Order Book, and the net price of a complex order executed against another complex order on the Strategy Book will never be inferior to the price that would be available if the complex order legged into the Simple Order Book. Incoming complex orders that could not be executed because the executions would be priced (A) outside of the icEBBO, or (B) equal to or through the icEBBO due to a Priority Customer Order at the best icEBBO price, will be cancelled if such complex orders are not eligible to be placed on the Strategy Book. Complex orders and quotes will be executed without consideration of any prices for the complex strategy that might be available on other exchanges trading the same options contracts provided, however, that such complex order price may be subject to the Implied Exchange Away Best Bid or Offer ("ixABBO") Protection described in Rule 532(b)(7), and are subject to the MPC price protection feature described in Rule 532(b)(6).

(iii)   **Legging.** Complex orders up to a maximum number of legs (determined by the Exchange on a class-by-class basis as either two or three legs and communicated to Members via Regulatory Circular) may be automatically executed against bids and offers on the Simple Order Book for the individual legs of the complex order ("Legging"), provided the complex order can be executed in full or in a permissible ratio by such bids and offers, and provided that the execution price of each component is not executed at a price that is outside of the NBBO. Legging is not available for cAOC orders, complex Standard quotes, complex eQuotes, or stock-option orders. Notwithstanding the foregoing, complex orders with two option legs where both legs are buying or both legs are selling and both legs are calls or both legs are puts may only trade against other complex orders on the Strategy Book and will not be permitted to leg into the Simple Order Book. Complex orders with three option legs where all



legs are buying or all legs are selling may only trade against other complex orders on the Strategy Book, regardless of whether the option leg is a call or a put. The System will not generate derived orders for these complex orders.

(iv) **Derived Orders**. Derived orders may be automatically generated on behalf of complex orders so that they are represented at the best bid or offer on the Exchange for the individual legs, and shall be executed as provided in subparagraph (a)(9) above.

(v) **Evaluation.** The System will evaluate complex orders and quotes initially once all components of the complex strategy are open as described in subparagraph (c)(2)(i) above, upon receipt as described in subparagraph (c)(5)(i) below, and continually as described in subparagraph (c)(5)(ii) below. The evaluation process for complex orders and quotes is used to determine (A) their eligibility to initiate, or to participate in, a Complex Auction as described in subparagraph (d)(1) below; (B) their eligibility to participate in the Managed Interest Process as described in subparagraph (c)(4) below; (C) whether a derived order should be generated or cancelled; (D) if they are eligible for full or partial execution against a complex order or quote resting on the Strategy Book or through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above; (E) whether the complex order or quote should be cancelled; and (F) whether the complex order or quote or any remaining portion thereof should be placed or remain on the Strategy Book.

(3) **Complex Order Priority.**

(i) Notwithstanding the provisions of Rule 514, a complex order may be executed at a net credit or debit price with one other Member without giving priority to bids or offers established in the marketplace that are no better than the bids or offers comprising such net credit or debit; provided, however, that if any of the bids or offers established in the marketplace consist of a Priority Customer Order, at least one leg of the complex order must trade at a price that is better than the corresponding bid or offer in the marketplace by at least a $0.01 increment. Under the circumstances described above, if a stock-option order has one option leg, such option leg has priority over bids and offers established in the marketplace by Professional Interest (as defined in Rule 100) and Market Makers with priority quotes (as defined in Rule 517(b)(1)) that are no better than the price of the options leg, but not over such bids and offers established by Priority Customer Orders. If a stock-option order has more than one option leg, such option legs may be executed in accordance with the first sentence of this subparagraph (c)(3)(i).

(ii) Complex orders will be automatically executed against bids and offers on the Strategy Book in price priority. Bids and offers at the same price on the Strategy Book will be executed pursuant to the following priority rules:

(A) Priority Customer complex orders resting on the Strategy Book will have first priority to trade against a complex order. Priority Customer complex orders resting on the Strategy Book will be allocated in price time priority.

(B) Market Maker Priority Interest for Complex will collectively have second priority. Market Maker Priority Interest for Complex will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(C) Market Maker non-Priority Interest for Complex will collectively have third priority. Market Maker non-Priority Interest for Complex will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(D) Non-Market Maker Professional Interest orders resting on the Strategy Book will collectively have fourth priority. Non-Market Maker Professional Interest orders will be allocated on a pro-rata basis as defined in Rule 514(c)(2).



(4) **Managed Interest Process for Complex Orders**. Complex orders will not be routed outside of the Exchange regardless of prices displayed by away markets. The Managed Interest Process for complex orders will be based upon the icEBBO (as defined in subparagraph (a)(12) above).

(i) A complex order that is resting on the Strategy Book and is either a complex market order (as described in subparagraph (c)(6) below), or has a limit price that locks or crosses the current opposite side icEBBO when the icEBBO is the best price, may be subject to the Managed Interest Process for complex orders as discussed herein. Complex Standard quotes are not eligible for inclusion in the Managed Interest Process. An unexecuted complex Standard quote with a limit price that would otherwise be managed to the icEBBO will be cancelled. If the order is not a Complex Auction-eligible order (as defined in subparagraph (d)(1) below), the System will first determine if the inbound complex order can be matched against other complex orders and/or quotes resting on the Strategy Book at a price that is at or inside the icEBBO (provided there are no Priority Customer orders on the Simple Order Book at that price). Second, the System will determine if the inbound complex order can be executed by Legging against individual orders and quotes resting on the Simple Order Book at the icEBBO. A complex order subject to the Managed Interest Process will never be executed at a price that is through the individual component prices on the Simple Order Book. The net price of a complex order subject to the Managed Interest Process that is executed against another complex order on the Strategy Book will never be inferior to the price that would be available if the complex order legged into the Simple Order Book. When the opposite side icEBBO includes a Priority Customer Order, the System will book and display such booked complex order on the Strategy Book at a price (the "book and display price") such that at least one option component is priced $0.01 away from the current opposite side EBBO. When the opposite side icEBBO does not include a Priority Customer Order and is not available for execution in the ratio of such complex order, or cannot be executed through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above), the System will place such complex order on the Strategy Book and display such booked complex order at a book and display price that will lock the current opposite side icEBBO.

(ii) Should the icEBBO change, the complex order's book and display price will continuously re-price to the new icEBBO until (A) the complex order has been executed in its entirety; (B) if not executed, the complex order has been placed on the Strategy Book at prices up to and including its limit price or, in the case of a complex market order or a limit order that is priced more aggressively than the new icEBBO (i.e., lower than the icEBBO bid for an order to sell or higher than the icEBBO offer for an order to buy), at the new icEBBO; (C) the complex order has been partially executed and remaining unexecuted contracts have been placed on the Strategy Book at prices up to and including their limit price or, in the case of a complex market order or a limit order that is priced more aggressively than the new icEBBO, at the new icEBBO; or (D) the complex order or any remaining portion of the complex order is cancelled. If the Exchange receives a new complex order or quote for the complex strategy on the opposite side of the market from the managed complex order that can be executed, the System will immediately execute the remaining contracts from the managed complex order to the extent possible at the complex order's current book and display price, provided that the execution price is not outside of the current icEBBO. If unexecuted contracts remain from the complex order on the Strategy Book, the complex order's size will be revised and disseminated to reflect the complex order's remaining contracts at its current managed book and display price.

(5) **Evaluation Process.** The Strategy Book is evaluated upon receipt of a new complex order or quote, and is evaluated continually thereafter by the System.

(i) **Evaluation Upon Receipt During Trading.** After a complex strategy is open for trading, all new complex orders and quotes that are received for the complex strategy are evaluated upon arrival. The System will determine if such complex orders are Complex Auction-eligible orders, using the process and criteria described in Interpretation and Policy .03(b) of this Rule regarding the Upon Receipt Improvement Percentage ("URIP"). The System will also evaluate (A) whether such complex orders or quotes are eligible for full or partial execution against a complex order or quote resting on the Strategy Book; (B) whether such complex orders or quotes are eligible for full or partial execution through Legging with the Simple Order Book (as described in Rule 518(c)(2)(iii)); (C) whether



all or any remaining portion of a complex order or quote should be placed on the Strategy Book; (D) whether a derived order should be generated or cancelled; (E) the eligibility of such complex orders and quotes (as applicable) to participate in the Managed Interest Process as described in subparagraph (c)(4) above; (F) whether such complex orders should be cancelled; and (G) the MPC Price.

(ii) **Continual Evaluation.** The System will continue to evaluate complex orders and quotes on the Strategy Book. The System will continue to determine if such complex orders are Complex Auction-eligible orders, using the process and criteria described in Interpretation and Policy .03(c) of this Rule regarding the Reevaluation Improvement Percentage ("RIP"). The System will also continue to evaluate (A) whether such complex orders or quotes are eligible for full or partial execution against a complex order or quote resting on the Strategy Book; (B) whether such complex orders or quotes are eligible for full or partial execution through Legging with the Simple Order Book (as described in Rule 518(c)(2)(iii) and discussed above); (C) whether all or any remaining portion of a complex order or quote should be placed on the Strategy Book; (D) whether a derived order should be generated or cancelled; (E) the eligibility of such complex orders and quotes (as applicable) to participate in the Managed Interest Process as described in subparagraph (c)(4) above; and (F) whether such complex orders should be cancelled. The System will also continue to evaluate whether there is a SMAT Event, a wide market condition (as described in Interpretation and Policy .05(a)(1) of this Rule), a halt (as described in Interpretation and Policy .05(a)(3) of this Rule) affecting any component of a complex strategy. Complex orders and quotes will be handled during such events in the manner set forth in Interpretation and Policy .05(a) of this Rule.

(iii) **Complex Orders That Are Complex Auction-eligible**. If the System determines that a complex order is a Complex Auction-eligible order, such complex order will be submitted into the Complex Auction process as described in subparagraph 518(d) below.

(iv) **Complex Orders That Are Not Complex Auction-eligible.** If the System determines that a complex order is not a Complex Auction-eligible order, such complex order may be, as applicable, (A) immediately matched and executed against a complex order or quote resting on the Strategy Book; (B) executed against the individual components of the complex order on the Simple Order Book through Legging (as described in subparagraph (c)(2)(iii) above; (C) placed on the Strategy Book and managed pursuant to the Managed Interest Process as described in subparagraph (c)(4) above; or (D) cancelled by the System if the time-in-force of the complex order does not allow it to rest on the Strategy Book.

(6) **Complex Market Orders**. Complex orders may be submitted as market orders and may be designated as cAOA or cAOAO.

(i) **Complex Market Orders Designated as cAOA or cAOAO**. Complex market orders designated as cAOA or cAOAO may initiate a Complex Auction upon arrival or join a Complex Auction in progress.

(ii) **Complex Market Orders not Designated as cAOA or cAOAO**. Complex market orders not designated as cAOA or cAOAO will trade immediately with any contra-side complex orders or quotes, or against the individual legs, up to and including the dcEBBO, and may be subject to the Managed Interest Process described in subparagraph (c)(4) above, and the evaluation process described in subparagraph (c)(5) above.

(d) **Complex Auction Process.** Certain option classes, as determined by the Exchange and communicated to Members via Regulatory Circular, will be eligible to participate in a Complex Auction (an "eligible class"). Upon evaluation as set forth in subparagraph (c)(5) above, the Exchange may determine to automatically submit a Complex Auction-eligible order into a Complex Auction. Upon entry into the System or upon evaluation of a complex order resting at the top of the Strategy Book, Complex Auction-eligible orders may be subject to an automated request for responses ("RFR").



(1) **Complex Auction-eligible order.** A "Complex Auction-eligible order" means a complex order that, as determined by the Exchange, is eligible to initiate or join a Complex Auction based upon the order's marketability (i.e., if the price of such order is equal to or within a specific range of the current dcEBBO) as established by the Exchange, number of components, and complex order origin types (i.e., non-broker-dealer customers, broker-dealers that are not market makers on an options exchange, and/or market makers on an options exchange as established by the Exchange and communicated to Members via Regulatory Circular). In order to initiate a Complex Auction upon receipt, a Complex Auction-eligible order must be designated as cAOA or cAOAO and must meet the criteria described in Interpretations and Policy .03(b) of this Rule regarding the URIP. A complex order not designated as cAOA or cAOAO (i.e., a complex order considered by default to be "do not auction on arrival" by the System) may (i) join a Complex Auction in progress at the time of receipt; (ii) become a Complex Auction-eligible order after resting on the Strategy Book and may then automatically join a Complex Auction then in effect for the complex strategy; or (iii) initiate a Complex Auction if it meets the criteria described in Interpretations and Policy .03(a) of this Rule regarding the IIP or .03(c) of this Rule regarding the RIP. Complex orders processed through a Complex Auction may be executed without consideration to prices of the same complex interest that might be available on other exchanges.

(2) **Commencement of Complex Auction.** Upon receipt of a Complex Auction-eligible order or upon an evaluation by the System indicating that there is a Complex Auction-eligible order resting on the Strategy Book, as set forth in subparagraph (c)(5) above, the Exchange may begin the Complex Auction process by sending an RFR message. The RFR message will be sent to all subscribers to the Exchange's data feeds that deliver RFR messages. The RFR message will identify the complex strategy, the price, quantity of matched complex quotes and/or orders at that price, imbalance quantity, and side of the market of the Complex Auction-eligible order. The price included in the RFR Message will be the limit order price, unless: (i) that price is through the opposite side dcEBBO, or (ii) the Complex Auction is initiated by a complex market order, in which case such price will be the dcEBBO. The Exchange may determine to limit the frequency of Complex Auctions for a complex strategy (i.e., establish a minimum time period between Complex Auctions initiated for complex orders in that strategy resting on the Strategy Book). The duration of such limitation will be established on an Exchange-wide basis and communicated to Members via Regulatory Circular. The Exchange will not change the duration of the minimum time period on an intra-day basis during any trading session. However, a new complex order received by the System during such limitation that ordinarily triggers a Complex Auction will still trigger a Complex Auction upon receipt.

(3) **Response Time Interval.** The "Response Time Interval" means the period of time during which responses to the RFR may be entered. The Exchange will determine the duration of the Response Time Interval, which shall not exceed 500 milliseconds, and will communicate it to Members via Regulatory Circular. The end of the trading session will also serve as the end of the Response Time Interval for a Complex Auction still in progress.

(4) **RFR Response.** Members may submit a response to the RFR message (an "RFR Response") during the Response Time Interval. RFR Responses may be submitted in the increments defined in (c)(1)(i) and (c)(1)(ii) of this Rule. RFR Responses must be a cAOC order or a cAOC eQuote as defined in Interpretation and Policy .02 of this Rule and may be submitted on either side of the market. RFR Responses represent non-firm interest that can be modified or withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response Time Interval, RFR Responses are firm (i.e., guaranteed at the RFR price and size). All RFR Responses and other complex orders and quotes on the opposite side of the Complex Auction-eligible order are also firm with respect to other incoming Complex Auction-eligible orders that are received during the Response Time Interval. Any RFR Responses not executed in full will expire at the end of the Complex Auction. An RFR Response with a size greater than the aggregate size of interest at the same price on the same side of the market as the initiating Complex Auction-eligible order (the "aggregate auctioned size") will be capped for allocation purposes at the aggregate auctioned size.



(5) **Processing of Complex Auction-eligible orders**.

(i) At the end of the Response Time Interval, Complex Auction-eligible orders (and other complex orders and quotes) may be executed in whole or in part. Complex Auction-eligible orders will be executed against the best priced contra side interest as described in subparagraph (6) below.

(ii) Any unexecuted portion of a Complex Auction-eligible order remaining at the end of the Response Time Interval will either be:

(A) evaluated to determine if it may initiate another Complex Auction; or

(B) placed on the Strategy Book and ranked pursuant to subparagraph (c)(3) above.

(iii) Notwithstanding the foregoing in this subparagraph (d)(5), the Complex Auction will terminate (A) at the end of the Response Time Interval without trading when any individual component of a complex strategy in the Complex Auction process is subject to a wide market condition as described in Interpretation and Policy .05(a)(1) of this Rule, or to a SMAT Event as described in paragraph (a)(16) and Interpretation and Policy .05(a)(2) of this Rule, or (B) immediately without trading if any individual component or underlying security of a complex strategy in the Complex Auction process is subject to a halt as described in Interpretation and Policy .05(a)(3) of this Rule.

(iv) Upon the conclusion of the condition(s) or process(es) described in subparagraph (d)(5)(iii) above, an affected complex order will be evaluated and may initiate a new Complex Auction if such complex order is determined to be a Complex Auction-eligible order.

(6) **Complex Auction Pricing**. A complex strategy will not be executed at a net price that would cause any option component of the complex strategy to be executed: (A) at a price of zero; or (B) ahead of a Priority Customer order on the Simple Order Book without improving the EBBO on at least one option component of the complex strategy by at least $.01. At the conclusion of the Response Time Interval, Complex Auction-eligible orders will be priced and executed as follows, and allocated pursuant to subparagraph (7) below:

(i) Using $0.01 inside the current icEBBO for complex strategies with only option components or using a decimal price increment (as determined by the Exchange) inside the current icEBBO for stock-option complex strategies as the boundary (the "boundary"), the System will calculate the price where the maximum quantity of contracts can trade and also determine whether there is an imbalance.

(A) If there is no imbalance, the System will calculate the Complex Auction price using the following:

1. If a single price satisfies the maximum quantity criteria, that single price is used as the Complex Auction price.

2. If two or more prices satisfy the maximum quantity criteria, the System will calculate the midpoint of the lowest and highest price points that satisfy the maximum quantity criteria, such midpoint price is used as the Complex Auction price. For orders with ixABBO Price Protection, as described in Rule 532(b)(7) (for purposes of this subparagraph (d)(6), "price protection"), the midpoint pricing will use the price protection range selected by the Member at the end of the Complex Auction.

a. For complex strategies with only option components, if the midpoint price is not in a $0.01 increment, the System will round toward the midpoint of the dcEBBO to the nearest $0.01; for stock-option complex strategies, if the midpoint price is not in a decimal price increment as determined by the Exchange,



the System will round toward the midpoint of the dcEBBO to the nearest decimal price increment as determined by the Exchange.

b. If the midpoint of the highest and lowest prices is also the midpoint of the dcEBBO and is not in a $0.01 increment for complex strategies with only option components or in a decimal price increment as determined by the Exchange for stock-option complex strategies, the System will round the price up to the next $0.01 increment for complex strategies with only option components or to a decimal price increment as determined by the Exchange for stock-option complex strategies.

(B) If there is a size imbalance, the System will calculate the Complex Auction price using the following:

1. If a single price satisfies the maximum quantity criteria, that single price is used as the Complex Auction price.

2. If two or more prices satisfy the maximum quantity criteria, the System will price the execution at the price on the opposite side of the size imbalance that meets the maximum quantity criteria, while also respecting limit prices and the pricing boundaries which include the price protection boundary of $0.01 inside of the icEBBO and the price protection range (if any) selected by the Members whose interest makes up the order imbalance.

3. If, after trading the maximum quantity at the execution price, Complex Auction interest remains with a managed price that locks or crosses the opposite side icEBBO, the System will do the following:

a. Execute the individual legs of eligible remaining Complex Auction eligible orders and quotes against orders and quotes resting on the Simple Order Book that were present prior to the beginning of the Complex Auction at the icEBBO if available in the proper ratio and at or within the NBBO of each component of the complex order.

b. After executing the imbalance side interest to the extent possible at the icEBBO, the System will do the following:

i. If Priority Customer interest at the icEBBO that is not in the proper ratio remains, the System will place such remaining imbalance side interest on the Strategy Book and manage such interest pursuant to subparagraph (c)(4) of this Rule.

ii. If no Priority Customer interest at the icEBBO remains, the System will execute Complex Auction interest with any available complex orders, complex Standard quotes or complex eQuotes priced at the icEBBO, and then with any orders or quotes on the Simple Order Book at the icEBBO that were received or modified after the beginning of the Response Time Interval.

4. If after trading the maximum quantity at the initial icEBBO, all interest at the initial icEBBO has been executed, including through Legging with the Simple Order Book (as described in subparagraph (c)(2)(iii) above), and Complex Auction interest remains with a managed price that crosses the exhausted icEBBO or dcEBBO (if the next opposite side icEBBO is also the dcEBBO), or locks or crosses the next opposite side icEBBO or dcEBBO (if the next opposite side icEBBO is also the dcEBBO), the System will repeat the process for a size imbalance described in subparagraphs (d)(6)(i)(B)(1)-(3) above.



5. If the trading in subparagraph (d)(6)(i)(B)(4) above was not at the dcEBBO the System will follow the procedure described in that subparagraph at the dcEBBO.

a. If after trading the maximum quantity at the dcEBBO, interest at the dcEBBO remains, the System will place any remaining Complex Auction interest on the Strategy Book and manage the interest that is eligible to rest on the Strategy Book pursuant to subparagraph (c)(4), and cancel Complex Auction interest, including remaining complex order cAOC interest, that is not eligible to rest on the Strategy Book.

b. If all interest at the dcEBBO has been exhausted and Auction orders with a managed or limit price that locks or crosses the exhausted dcEBBO price remain, the System will place any remaining Complex Auction interest on the Strategy Book and manage the interest that is eligible to rest on the Strategy Book pursuant to subparagraph (c)(4) to the exhausted dcEBBO price, cancel Complex Auction interest, including remaining complex order cAOC interest, that is not eligible to rest on the Strategy Book, and cancel any complex Standard quotes that are locking or crossing the exhausted dcEBBO price. The System will then immediately initiate a reevaluation of the remaining interest from the Complex Auction and may initiate a new Complex Auction without regard to the RIP.

(ii) The System will place any eligible remaining non-marketable Complex Auction orders and quotes on the Strategy Book, cancel any remaining Complex Auction interest that is not eligible to rest on the Strategy Book, and cancel complex Standard quotes that would otherwise require management because of their price as described in subparagraph (c)(4) above if placed on the Strategy Book.

(7) **Allocation at the Conclusion of a Complex Auction**. Orders and quotes executed in a Complex Auction will be allocated first in price priority based on their original limit price (or protected price, as described in Rule 532, if price protection is engaged) and thereafter as follows:

(i) Individual orders and quotes in the leg markets resting on the Simple Order Book prior to the initiation of a Complex Auction and that have remained unchanged during the Auction have first priority, provided the complex order can be executed in full (or in a permissible ratio) against orders and quotes on the Simple Order Book, provided that the prices of the components on the Simple Order Book are at or within the NBBO for each component. Orders and/or quotes resting on the Simple Order Book that execute against a complex order will be allocated pursuant to Rule 514(c).

(ii) Priority Customer complex orders resting on the Strategy Book before, or that are received during, the Response Time Interval, and Priority Customer RFR Responses, collectively have second priority and will be allocated in price-time priority.

(iii) Market Maker Priority Interest for Complex and RFR Responses from Market Makers with Priority Interest for Complex collectively have third priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(iv) Market Maker non-Priority Interest for Complex and RFR Responses from Market Makers with non-Priority Interest for Complex collectively have fourth priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).

(v) Non-Market Maker Professional Interest complex orders resting on the Strategy Book, non-Market Maker Professional Interest complex orders placed on the Strategy Book during the Response Time Interval, and non-Market Maker Professional Interest RFR Responses will collectively have fifth priority and will be allocated on a pro-rata basis as defined in Rule 514(c)(2).



(vi) Individual orders and quotes in the leg markets that are received or changed during the Complex Auction will collectively have sixth priority and will be allocated pursuant to Rule 514(c)(2).

(8) **Processing of Unrelated Complex Orders and Quotes**. Incoming unrelated complex orders and quotes that are eligible to join a Complex Auction and are received during the Response Time Interval for a Complex Auction-eligible order will join the Complex Auction, will be ranked by price, and will be allocated pursuant to subparagraph (7) above.

(9) **Processing of Non-cAOA or cAOAO Complex Orders.** A complex order not designated as cAOA or cAOAO will either be (i) executed in full at a single price or at multiple prices up to its limit price, with remaining contracts placed on the Strategy Book; (ii) executed until the order exhausts the opposite side dcEBBO, at which time the order will be placed on the Strategy Book and evaluated for Complex Auction eligibility; or (iii) cancelled.

(10) **Change in the BBO of the Leg Markets**. A change in the best bid or offer of the leg markets will not affect the processing of the Complex Auction. Any such changed bid or offer will be included in the evaluation at the end of the Response Time Interval.

(11) **Effect of Limit Up-Limit Down State**. If the underlying security of a Complex Auction-eligible order that is a market order enters a Limit State or Straddle State, as defined in Rule 530, the Complex Auction will end upon such underlying security's entering of the Limit or Straddle State if such market order is the only trading interest remaining on that side of the Complex Auction, in which case the remaining portion of such market order will be cancelled. If there are orders and/or quotes other than such market order on that side of the Complex Auction, such market order will be cancelled and the Complex Auction will continue. Any remaining complex orders and/or quotes that joined the Complex Auction will continue to be processed according to subparagraph (d) above.

(12) **Effect of Wide Market Conditions, SMAT Events, and Trading Halts**. If, during a Complex Auction, the underlying security and/or any component of a Complex Auction-eligible order is subject to a wide market condition, a SMAT Event or a trading halt, the Complex Auction will be handled as set forth in Interpretation and Policy .05(a) of this Rule.

(e) **Complex Liquidity Exposure Process ("cLEP") for Complex Orders.** The System will initiate a cLEP Auction whenever a complex order or eQuote would execute or post at a price that would violate its MPC Price, as described in Rule 532(b)(6). The System will post the complex order or eQuote to the Strategy Book at its MPC Price and begin the cLEP Auction by broadcasting a liquidity exposure message to all subscribers of the Exchange's data feeds. The liquidity exposure message will include the symbol, side of the market, auction start price (MPC Price of the complex order or eQuote), and the imbalance quantity.

Response Time Interval. The "Response Time Interval" means the period of time during which responses to the liquidity exposure message may be entered. The duration of the Response Time Interval shall be no less than 100 milliseconds and no more than 5,000 milliseconds, as determined by the Exchange and announced through a Regulatory Circular.

Responses. Members may submit a response to the liquidity exposure message during the Response Time Interval. Responses may be submitted in the increments defined in section (c)(1)(i) and (c)(1)(ii) of this Rule. Responses must be a cAOC Order or a cAOC eQuote as defined in Interpretation and Policy .02 of this Rule and may be submitted on either side of the market. Responses represent non-firm interest that can be withdrawn at any time prior to the end of the Response Time Interval. At the end of the Response Time Interval, responses are firm (i.e., guaranteed at the response price and size). Any responses not executed in full will expire at the end of the cLEP Auction. A response on the opposite side of the initiating order with a size greater than the aggregate size of interest at the same



price on the same side of the market as the initiating order (the "aggregate auctioned size") will be capped for allocation purposes at the aggregate auctioned size.

End of Complex Liquidity Exposure Process. At the conclusion of the cLEP Auction the resulting trade price will be determined by the Exchange's Complex Auction Pricing described in subsection (d)(6) of this Rule and interest will be executed as provided in subsection (d)(6) of this Rule. In no event will the resulting trade price of a cLEP Auction ever be more aggressive than the MPC Price. Remaining liquidity with an original limit price that is (i) less aggressive (lower for a buy order or eQuote, or higher for a sell order or eQuote) than or equal to the MPC Price will be handled in accordance with subsection (c)(2)(ii) – (v) of this Rule, or (ii) more aggressive than the MPC Price will be subject to the Reevaluation process as described below.

Allocation at the Conclusion of a Complex Liquidity Exposure Auction. Orders and quotes executed in a cLEP Auction will be allocated first in price priority based upon their original limit price, orders subject to the MIAX Strategy Price Protection ("MSPP") (as described in Rule 532(b)(5)) are allocated using their protected price, and thereafter in accordance with the Complex Auction allocation procedures described in subsection (d)(7)(i) – (vi) of this Rule.

Reevaluation. At the conclusion of a cLEP Auction, the System will calculate the next potential MPC Price for remaining liquidity with an original limit price or protected price more aggressive than the existing MPC Price. The next MPC Price will be calculated as the MPC Price plus (minus) the next MPC increment for buy (sell) orders (the "New MPC Price"). The System will initiate a cLEP Auction for liquidity that would execute or post at a price that would violate its New MPC Price. Liquidity with an original limit price or protected price less aggressive (lower for a buy order or eQuote, or higher for a sell order or eQuote) than or equal to the New MPC Price will be posted to the Strategy Book at its original limit price or handled in accordance with subsection (c)(2)(ii) – (v) of this Rule. The cLEP process will continue until no liquidity remains with an original limit price that is more aggressive than its MPC Price. At the conclusion of the cLEP process, any liquidity that has not been executed will be posted to the Strategy Book at its original limit price.

Interpretations and Policies:

.01. **Special Provisions Applicable to Stock-Option Orders**:

(a) **General.** Stock-option orders may be executed against other stock-option orders through the Strategy Book and Complex Auction. Stock-option orders will not be legged against the individual component legs, and the System will not generate a derived order based upon a stock-option order. A stock-option order shall not be executed on the System unless the underlying security component is executable at the price(s) necessary to achieve the desired net price.

Members may only submit stock-option orders if such orders comply with the Qualified Contingent Trade Exemption from Rule 611(a) of Regulation NMS under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Members submitting such complex orders represent that such orders comply with the Qualified Contingent Trade Exemption.

To participate in stock-option order processing, a Member must give up a Clearing Member previously identified to, and processed by the Exchange as a Designated Give Up for that Member in accordance with Rule 507 and which has entered into a brokerage agreement with one or more Exchange-designated broker-dealers that are not affiliated with the Exchange to electronically execute the underlying security component of the stock-option order at a stock trading venue selected by the Exchange-designated broker-dealer on behalf of the Member.

(b) **Process.** When a stock-option order is received by the Exchange, the System will validate that the stock-option order has been properly marked as required by Rule 200 of Regulation SHO under the Act ("Rule 200"). Rule 200



requires all broker-dealers to mark sell orders of equity securities as "long," "short," or "short exempt." Accordingly, Members submitting stock-option orders must mark the underlying security component (including ETF) "long," "short," or "short exempt" in compliance with Rule 200. If the stock-option order is not so marked, the order will be rejected by the System. Likewise, any underlying security component of a stock-option order sent by the Exchange to the Exchange-designated broker-dealer shall be marked "long," "short," or "short exempt" in the same manner in which it was received by the Exchange from the submitting Member.

If the stock-option order is properly marked, the System will determine whether the stock-option order is Complex Auction-eligible. If the stock-option order is Complex Auction-eligible, the System will initiate the Complex Auction Process described in paragraph (d) of this Rule. Any stock-option order executed utilizing the Complex Auction Process will comply with the requirements of Rule 201 of Regulation SHO under the Act ("Rule 201") as discussed further below.

When the short sale price test in Rule 201 is triggered for a covered security, a "trading center," such as the Exchange, an Exchange-designated broker-dealer, or a stock trading venue, as applicable, must comply with Rule 201. For purposes of this paragraph, the term "covered security" shall have the same meaning as in Rule 201(a)(1) of Regulation SHO. The term "covered security" is defined in Rule 201(a)(1) as any NMS stock as defined in Rule 600(b)(65) of Regulation NMS. Rule 201(a)(9) states that the term "trading center" shall have the same meaning as in Rule 600(b)(106). Rule 600(b)(106) of Regulation NMS defines a "trading center" as "a national securities exchange or national securities association that operates an SRO trading facility, an alternative trading system, an exchange market maker, an OTC market maker, or any other broker or dealer that executes orders internally by trading as principal or crossing orders as agent." Rule 201 requires a trading center to establish, maintain, and enforce written policies and procedures reasonably designed to prevent the execution or display of a short sale order of a covered security at a price that is less than or equal to the current national best bid if the price of that covered security decreases by 10% or more from the covered security's closing price as determined by the listing market for the covered security as of the end of regular trading hours on the prior day; and impose these requirements for the remainder of the day and the following day when a national best bid for the covered security is calculated and disseminated on a current and continuing basis by a plan processor pursuant to an effective national market system plan. A trading center such as the Exchange, an Exchange-designated broker-dealer and a stock trading venue, as applicable, on which the underlying security component is executed, must also comply with Rule 201(b)(1)(iii)(B), which provides that a trading center must establish, maintain, and enforce written policies and procedures reasonably designed to permit the execution or display of a short sale order of a covered security marked "short exempt" without regard to whether the order is at a price that is less than or equal to the current national best bid.

If the stock-option order is not Complex Auction-eligible, the System will determine if it is eligible to be executed against another inbound stock-option order or another stock-option order resting on the Strategy Book. If eligible, the System will route both sides of the matched underlying security component of the stock-option order as a Qualified Contingent Trade ("QCT") to an Exchange-designated broker-dealer for execution on a stock trading venue. The stock trading venue will then either successfully execute the QCT or cancel it back to the Exchange-designated broker-dealer, which in turn will either report the execution of the QCT or cancel it back to the Exchange. While the Exchange is a trading center pursuant to Rule 201, the Exchange will neither execute nor display the underlying security component of a stock-option order. Instead, the execution or display of the underlying security component of a stock-option order will occur on a trading center other than the Exchange, such as an Exchange-designated broker-dealer or other stock trading venue.

If the Exchange-designated broker-dealer or other stock trading venue, as applicable, cannot execute the underlying security component of a stock-option order in accordance with Rule 201, the Exchange will not execute the option component(s) of the stock-option order and will either place the unexecuted stock-option order on the Strategy Book or cancel it back to the submitting Member in accordance with the submitting Member's instructions (except that



cAOC and cIOC stock-option orders and eQuotes will be cancelled). Once placed back onto the Strategy Book, the stock-option order will be handled in accordance with Rule 518, Interpretation and Policy .01(b).

If the stock-option order is not Complex Auction-eligible and cannot be executed or placed on the Strategy Book, it will be cancelled by the System. Otherwise, the stock-option order will be placed on the Strategy Book.

(c) **Option Component**. The option leg(s) of a stock-option order shall not be executed (i) at a price that is inferior to the Exchange's best bid (offer) in the option or (ii) at the Exchange's best bid (offer) in that option if one or more Priority Customer Orders are resting at the best bid (offer) price on the Simple Order Book in each of the option components and the stock-option order could otherwise be executed in full (or in a permissible ratio). If one or more Priority Customer Orders are resting at the best bid (offer) price on the Simple Order Book, at least one option component must trade at a price that is better than the corresponding bid or offer in the marketplace by at least $0.01. The option leg(s) of a stock-option order may be executed in a $0.01 increment, regardless of the minimum quoting increment applicable to that series.

(d) **Strategy Book**. Stock-option orders and quotes on the Strategy Book that are marketable against each other will automatically execute, subject to the condition noted in subparagraph (b) above of this Interpretation and Policy .01. Orders and quotes may be submitted by Members to trade against orders on the Strategy Book.

(e) **Stock-Option Orders in MIAX Emerald Complex Order Auctions**. Stock-option orders executed via Complex Auction shall trade in the sequence set forth in subparagraph 518(d)(5) above except that the provision regarding individual orders and quotes in the leg markets resting on the Simple Order Book prior to the initiation of a Complex Auction will not be applicable and such execution will be subject to the conditions noted above concerning the price of the option leg(s), together with all applicable securities laws.

(f) **Limit Up-Limit Down State.** When the underlying security of a stock-option order is in a limit up-limit down state as defined in Rule 530, such order will only execute if the calculated stock price is within the permissible Price Bands as determined by the SIP under the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS, as it may be amended from time to time (the "LULD Plan").

(g) **Parity Price Protection.** The System will provide parity price protection for strategies that consist of a sale (purchase) of one call and the purchase (sale) of 100 shares of the underlying stock ("Buy-Write") or that consist of the purchase (sale) of one put and the purchase (sale) of 100 shares of the underlying stock ("Married-Put"). A Parity Spread Variance ("PSV") value between $0.00 and $0.50 which will be uniform for all option classes traded on the Exchange, will be determined by the Exchange and communicated via Regulatory Circular. The PSV will be used to calculate a minimum option trading price limit that the System will prevent the option leg from trading below. For call option legs, the PSV value is added to the strike price of the option to establish a parity protected price for the strategy. For put option legs, the PSV value is subtracted from the strike price of the option to establish a parity protected price for the strategy. Married-Put and Buy-Write interest to buy (buy put and buy stock; or buy call and sell stock) that is priced below the parity protected price for the strategy will be rejected. Married-Put and Buy-Write interest to sell (sell put and sell stock; or sell call and buy stock) that is priced below the parity protected price for the strategy will be placed on the Strategy Book at the parity protected price for the strategy, or cancelled if the Managed Protection Override is enabled.

.02. **Market Maker Complex Quotes.**

(a) Market Maker complex quotes may be entered as either complex Standard quotes or complex eQuotes.

(1) A complex Standard quote is a complex quote submitted by a Market Maker that cancels and replaces the Market Maker's previous complex Standard quote for that side of the strategy, if any.



(2)   A complex eQuote is a complex quote submitted by a Market Maker with a specific time in force that does not automatically cancel and replace the Market Maker's previous complex Standard quote or complex eQuote.

(b)   The Exchange will determine, on a class-by-class basis, the complex strategies in which Market Makers may submit complex Standard quotes, and will notify Members of such determination via Regulatory Circular. Market Makers may submit complex eQuotes in their appointed options classes.

(c)   A complex eQuote is either:

(1)   A "Complex Auction-or-Cancel eQuote" or "cAOC eQuote," which is an eQuote submitted by a Market Maker that is used to provide liquidity during a specific Complex Auction with a time in force that corresponds with the duration of the Complex Auction. A cAOC eQuote with a size greater than the aggregate auctioned size (as defined in Rule 518(d)(4)) will be capped for allocation purposes at the aggregate auctioned size. cAOC eQuotes will not: (i) be executed against individual orders and quotes resting on the Simple Order Book; (ii) be eligible to initiate a Complex Auction, but may join a Complex Auction in progress; (iii) rest on the Strategy Book; or (iv) be displayed; or

(2)   A "Complex Immediate-or-Cancel eQuote" or "cIOC eQuote," which is a complex eQuote with a time-in-force of IOC that may be matched with another complex quote or complex order for an execution to occur in whole or in part upon receipt into the System. cIOC eQuotes will not: (i) be executed against individual orders and quotes resting on the Simple Order Book; (ii) be eligible to initiate a Complex Auction or join a Complex Auction in progress; (iii) rest on the Strategy Book; or (iv) be displayed. Any portion of a cIOC eQuote that is not executed will be immediately cancelled.

(d)   Market Maker complex quotes are executed in the same manner as complex orders (as described in subparagraph (c)(3)(i) above), but will not be executed against bids and offers on the Simple Order Book via Legging as provided in subparagraph (c)(2)(iii) of this Rule. Market Maker complex Standard quotes may rest on the Strategy Book and are not subject to the managed interest process described in subparagraph (c)(4) of this Rule. An unexecuted complex Standard quote with a limit price that would otherwise be managed to the icEBBO will be cancelled.

(e)   Market Makers are not required to enter complex quotes on the Strategy Book. Quotes for complex strategies are not subject to any quoting requirements that are applicable to Market Maker quotes in the simple market for individual options series or classes. Volume executed in complex strategies is not taken into consideration when determining whether Market Makers are meeting quotation obligations applicable to Market Maker quotes in the simple market for individual options.

.03. **Improvement Percentages**. The Exchange will use the following methods to determine whether a complex order is qualified to initiate a Complex Auction.

(a)   **Initial Improvement Percentage ("IIP").** For complex orders received prior to the opening of all individual components of a complex strategy, the System will calculate an IIP value, which is a defined percentage of the current cNBBO bid/ask differential once all of the components of the complex strategy have opened. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a Complex Auction-eligible order is priced equal to, or improves, the IIP value and is also priced equal to, or improves, other complex orders and/or quotes resting at the top of the Strategy Book, the complex order will be eligible to initiate a Complex Auction.

(b)   **Upon Receipt Improvement Percentage ("URIP").** Upon receipt of a complex order when the complex strategy is open, the System will calculate a URIP value, which is a defined percentage of the current cNBBO bid/ask



differential. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a Complex Auction-eligible order is priced equal to, or improves, the URIP value and is also priced to improve other complex orders and/or quotes resting at the top of the Strategy Book, the complex order will be eligible to initiate a Complex Auction.

(c) **Reevaluation Improvement Percentage ("RIP").** Upon evaluation of a complex order resting at the top of the Strategy Book, the System will calculate a RIP value, which is a defined percentage of the current cNBBO bid/ask differential. Such percentage will be defined by the Exchange and communicated to Members via Regulatory Circular. If a complex order resting at the top of the Strategy Book is priced equal to, or improves, the RIP value, the complex order will be eligible to initiate a Complex Auction.

.04. **Dissemination of Information.** Dissemination of information related to Complex Auction-eligible orders by the submitting Member to third parties will be deemed conduct inconsistent with just and equitable principles of trade as described in Rule 301.

.05. **Price and Other Protections.** Unless otherwise specifically set forth herein, the price and other protections contained in this Interpretation and Policy .05 apply to all complex order types set forth in Rule 518(b) above.

(a) **Wide Market Conditions, SMAT Events and Halts.**

(1) **Wide Market Condition.** A "wide market condition" is defined as any individual option component of a complex strategy having, at the time of evaluation, an EBBO quote width that is wider than the permissible valid quote width as defined in Rule 603(b)(4).

(i) **Wide Market Condition During Free Trading**. If a wide market condition exists for a component of a complex strategy, trading in the complex strategy will be suspended, except as otherwise set forth in subparagraph (a)(1)(iii) below. The Strategy Book will remain available for Members to enter and manage complex orders and quotes. New Complex Auctions will not be initiated and incoming Complex Auction-eligible orders that could have otherwise caused an auction to begin will be placed on the Strategy Book. Incoming complex orders with a time in force of IOC will be cancelled.

The System will continue to evaluate the Strategy Book. If a wide market condition exists for a component of a complex strategy at the time of evaluation, complex orders or quotes that could have otherwise been executed will not be executed until the wide market condition no longer exists. When the wide market condition no longer exists, the System will again evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretation and Policy .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(ii) **Wide Market Condition During a Complex Auction**. If, at the expiration of the Response Time Interval, a wide market condition exists for a component of a complex strategy in the Complex Auction, trading in the complex strategy will be suspended, and any RFR Responses will be cancelled. Remaining Complex Auction-eligible orders will then be placed on the Strategy Book. When the wide market condition no longer exists, the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretation and Policy .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

(iii) **Wide Market Condition and cPRIME, cC2C and cQCC Orders**. A wide market condition shall have no impact on the trading of cPRIME Orders and processing of cPRIME Auctions (including the processing of



cPRIME Auction responses) pursuant to Rule 515A, Interpretation and Policy .12, or on the trading of cC2C and cQCC Orders pursuant to Rules 515(h)(3) and (4). Such trading and processing will not be suspended and will continue during wide market conditions.

    (2) **SMAT Events.**

        (i) **SMAT Events During Free Trading**. If a SMAT Event exists during free trading for an option component of a complex strategy, trading in the complex strategy will be suspended. The Strategy Book will remain available for Members to enter and manage complex orders and quotes. New Complex Auctions may be initiated for incoming Complex Auction-eligible orders that meet the requirements of the URIP as described in Interpretation and Policy .03(b) of this Rule. Incoming complex orders and quotes that could otherwise be executed during the SMAT Event(s) without entering the Complex Auction process will be placed on the Strategy Book. Incoming complex orders received during a SMAT Event with a time in force of IOC will be cancelled by the System.

        The System will continue to evaluate the Strategy Book. When the SMAT Event(s) no longer exist(s), the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretation and Policy .03(c) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

        (ii) **SMAT Events During a Complex Auction.** If, at the end of the Response Time Interval, an option component of a complex strategy is in a SMAT Event, trading in the complex strategy will be suspended and all RFR Responses will be cancelled. Remaining Complex Auction-eligible orders will then be placed on the Strategy Book. When the SMAT Event(s) no longer exist(s), the System will evaluate the Strategy Book pursuant to subparagraph (c)(5)(ii) of this Rule, and will use the process and criteria respecting the RIP as described in Interpretation and Policy .03(c) of this Rule to determine whether marketable complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

    (3) **Halts.**

        (i) **Halts During Free Trading.** If a trading halt exists for the underlying security or a component of a complex strategy, trading in the complex strategy will be suspended. The Strategy Book will remain available for members to enter and manage complex orders and quotes. Incoming complex orders and quotes that could otherwise be executed or initiate a Complex Auction in the absence of a halt will be placed on the Strategy Book. Incoming complex orders and quotes with a time in force of IOC will be cancelled.

        When trading in the halted component(s) and/ or underlying security of the complex order resumes, the System will evaluate the Strategy Book pursuant to subparagraph (c)(2)(i) of this Rule, and will use the process and criteria respecting the IIP as described in Interpretation and Policy .03(a) of this Rule to determine whether complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.

        (ii) **Halts During the Complex Auction.** If, during a Complex Auction, any component(s) and/or the underlying security of a Complex Auction-eligible order is halted, the Complex Auction will end early without trading and all RFR Responses will be cancelled. Remaining complex orders will be placed on the Strategy Book if eligible, or cancelled. When trading in the halted component(s) and/or underlying security of the complex order resumes, the System will evaluate the Strategy Book pursuant to subparagraph (c)(2)(i) above, and will use the process and criteria respecting the IIP as described in Interpretation and Policy .03(a) of this Rule to determine whether marketable complex order interest exists to initiate a Complex Auction, or whether to commence trading in the complex strategy without a Complex Auction.



.06. **MIAX Emerald Order Monitor for Complex Orders ("cMOM").**

(a) **Price Protection.** cMOM defines a price range outside of which a complex limit order will not be accepted by the System. cMOM is a number defined by the Exchange and communicated to Members via Regulatory Circular. The default price range for cMOM will be greater than or equal to a price through the cNBBO for the complex strategy to be determined by the Exchange and communicated to Members via Regulatory Circular. Such price will not be greater than $2.50. A complex limit order to sell will not be accepted at a price that is lower than the cNBBO bid, and a complex limit order to buy will not be accepted at a price that is higher than the cNBBO offer, by more than cMOM. A complex limit order that is priced through this range will be rejected. The cMOM Price Protection Feature shall not apply to cPRIME Orders (as defined in Rule 515A, Interpretation and Policy .12), cC2C Orders (as defined in Rule 518(b)(5), and cQCC Orders, as defined in Rule 518(b)(6).

(b) **Complex Order Size Protections**. The System will prevent certain complex orders from executing or being placed on the Strategy Book if the size of the complex order exceeds the complex order size protection designated by the Member. If the maximum size of complex orders is not designated by the Member, the Exchange will set a maximum size of complex orders on behalf of the Member by default. Members may designate the complex order size protection on a firm wide basis. The default maximum size for complex orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(c) **Open Complex Order Protection**. The System will reject any complex orders that exceed the maximum number of open complex orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open complex order protection on a firm wide basis. If the maximum number of open complex orders is not designated by the Member, the Exchange will set a maximum number of open complex orders on behalf of the Member by default. The default maximum number of open complex orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(d) **Open Complex Contract Protection**. The System will reject any complex orders that exceed the maximum number of open complex contracts represented by complex orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open complex contract protection on a firm wide basis. If the maximum number of open complex contracts is not designated by the Member, the Exchange will set a maximum number of open complex contracts on behalf of the Member by default. The default maximum number of open complex contracts will be determined by the Exchange and announced to Members via Regulatory Circular.

(e) Except as provided in subparagraph .06(a) above, the protections set forth in this Interpretation and Policy .06 will be available for complex orders as determined by the Exchange and communicated to Members via Regulatory Circular.

[Adopted: December 20, 2018; amended March 6, 2019 (SR-EMERALD-2019-13); amended March 6, 2019 (SR-EMERALD-2019-14); amended July 18, 2019 (SR-EMERALD-2019-27); amended December 19, 2019 (SR-EMERALD-2019-38); amended July 22, 2022, operative August 12, 2022 (SR-EMERALD-2022-25); amended July 31, 2022; operative October 24, 2022 (SR-EMERALD-2022-23); amended November 10, 2022, operative December 12, 2022 (SR-EMERALD-2022-30); amended November 10, 2022, operative December 12, 2022 (SR-EMERALD-2022-31); amended January 24, 2024 (SR-EMERALD-2024-02); amended January 16, 2025 (SR-EMERALD-2025-03)]

Rule 519. MIAX Emerald Order Monitor

(a) **Order Price Protections**. In order to avoid the occurrence of potential obvious or catastrophic errors on the Exchange, the System will take the following steps in accordance with the MIAX Emerald Order Monitor, which will


prevent certain orders from executing or being placed on the Book at prices outside pre-set standard limits. Beginning after the Opening Process is complete, the MIAX Emerald Order Monitor will be operational each trading day until the close of trading. The MIAX Emerald Order Monitor will not be operational during a trading halt.

(1) **Market Orders to Sell.**

(i) Threshold Setting. For the purposes of this Rule a Member may establish a pre-set value to be used as the threshold setting ("Threshold Setting") by communicating its value to the Exchange's Help Desk in a form and manner to be determined by the Exchange and communicated via Regulatory Circular. The Exchange will establish a default Threshold Setting of $0.10 and communicate its value to Members via Regulatory Circular. If a Member does not establish a Threshold Setting the Exchange default value will be used.

(ii) If the Exchange receives a market order to sell an option when the national best bid is zero and the national best offer is less than or equal to the Threshold Setting, the System will convert the market order to sell, to a limit order to sell, with a limit price of one minimum trading increment.

(iii) If the Exchange reevaluates a market order to sell an option when the resulting national best bid is zero and either the trade price, route price, or national best offer is less than or equal to the Threshold Setting, the System will convert the market order to sell, to a limit order to sell, with a limit price of one minimum trading increment.

(iv) In either case of (ii) or (iii) above such sell orders will automatically be placed on the Book in time priority and will be displayed at the appropriate Minimum Price Variation.

(v) If the Exchange receives a market order to sell an option when the national best bid is zero and the national best offer is greater than the Threshold Setting, the System will reject the order.

(vi) If the Exchange reevaluates a market order to sell an option when the resulting national best bid is zero and both (A) the trade price or route price; and (B) the national best offer, are greater than the Threshold Setting, the System will reject the order or cancel any unexecuted balance of the order.

(2) **Market Orders to Buy or Sell.**

(i) If the differential between the bid and the offer of the NBBO is equal to or greater than $5.00, market orders to buy or sell will be rejected by the System upon receipt.

(ii) Notwithstanding the foregoing, certain options classes may be designated by the Exchange as Extended Market Width classes and as such will be exempt from subparagraph (a)(2)(i) above. A list of Extended Market Width classes will be made available to Members through the issuance of a Regulatory Circular.

(3) **Limit Orders to Buy.** For options with a National Best Offer ("NBO") greater than $0.50 the System will reject an incoming limit order that has a limit price equal to or greater than the NBO by the lesser of (i) $2.50, or (ii) 50% of the NBO price. For options with an NBO less than or equal to $0.50 the System will reject an incoming limit order that has a limit price that is equal to or greater than the NBO price by $0.25.

For example: (A) if the NBO is $12.00 an incoming limit order to buy options for $14.50 or more will be rejected; and (B) if the NBO is $0.10 an incoming limit order to buy options for $0.15 will not be rejected; whereas if the NBO is $0.10 an incoming limit order to buy options for $0.35 will be rejected as the limit price of the order is $0.25 greater than the NBO.



(4) **Limit Orders to Sell.** For options with a National Best Bid ("NBB") greater than $0.25 the System will reject an incoming limit order that has a limit price equal to or less than the NBB by the lesser of (i) $2.50, or (ii) 50% of the NBB price. For options with an NBB of $0.25 or less the System will accept any incoming limit order.

For example: (A) if the NBB is $12.00 an incoming limit order to sell options for $9.50 or less will be rejected, and (B) if the NBB is $0.30 an incoming limit order to sell options for $0.15 will be rejected; whereas if the NBB is $0.30 an incoming limit order to sell options for $0.20 will not be rejected as the limit price of the order is not less than 50% of the NBB price.

(b) **Order Size Protection.** The System will prevent certain orders from executing or being placed on the Book if the size of the order exceeds the order size protection designated by the Member. If the maximum size of an order is not designated by the Member, the Exchange will set a maximum order size on behalf of the Member by default. Members may designate the order size protection on a firm wide basis. The default maximum size of an order will be determined by the Exchange and announced to Members through a Regulatory Circular.

(c) **Open Order Protection.** The System will reject any orders that exceed the maximum number of open orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open order protection on a firm wide basis. If the maximum number of open orders is not designated by the Member, the Exchange will set a maximum number of open orders on behalf of the Member by default. The default maximum number of open orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(d) **Open Contract Protection.** The System will reject any orders that exceed the maximum number of open contracts represented by orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate the open contract protection on a firm wide basis. If the maximum number of open contracts is not designated by the Member, the Exchange will set a maximum number of open contracts on behalf of the Member by default. The default maximum number of open contracts will be determined by the Exchange and announced to Members through a Regulatory Circular.

Interpretations and Policies:

.01 For purposes of this rule, in singly listed series the EBBO shall be deemed to be the NBBO.

.02 The order price protections of the MIAX Emerald Order Monitor pursuant to section (a) will not apply to incoming orders marked as Intermarket Sweep Orders ("ISO").

[Adopted: December 20, 2018; amended February 11, 2019 (SR-EMERALD-2019-03); amended September 30, 2019 (SR-EMERALD-2019-32); amended September 16, 2022, operative October 25, 2022 (SR-EMERALD-2022-28)]

Rule 519A. Risk Protection Monitor

(a) **Voluntary Risk Protection Functionality.** The MIAX Emerald System will maintain a counting program ("counting program") for each participating Member that will count the number of orders entered and the number of contracts traded via an order entered by a Member on the Exchange within a specified time period that has been established by the Member (the "specified time period"). The maximum duration of the specified time period will be established by the Exchange and announced via a Regulatory Circular. The Risk Protection Monitor maintains one or more Member-configurable Allowable Order Rate settings and Allowable Contract Execution Rate settings. When a Member's order is entered or when an execution of a Member's order occurs, the System will look back over the specified time period to determine if the Member has: (i) entered during the specified time period a number of orders



exceeding their Allowable Order Rate setting(s), or (ii) executed during the specified time period a number of contracts exceeding their Allowable Contract Execution Rate setting(s). Once engaged, the Risk Protection Monitor will then, as determined by the Member: automatically either (A) prevent the System from receiving any new orders in all series in all classes from the Member; (B) prevent the System from receiving any new orders in all series in all classes from the Member and cancel all existing orders with a time-in-force of Day in all series in all classes from the Member; or (C) send a notification to the Member without any further preventative or cancellation action by the System. When engaged, the Risk Protection Monitor will still allow the Member to interact with existing orders entered prior to exceeding the Allowable Order Rate setting or the Allowable Contract Execution Rate setting, including sending cancel order messages and receiving trade executions from those orders. The Risk Protection Monitor shall remain engaged until the Member communicates with the Help Desk to enable the acceptance of new orders.

(b)   **Mandatory Participation.** Members must establish at least one Allowable Order Rate setting, with a corresponding specified time period of not less than one second, and not to exceed ten seconds, as established by the Exchange and communicated to Members via Regulatory Circular (a "Corresponding Specified Time Period") and at least one Allowable Contract Execution Rate setting (with a Corresponding Specified Time Period), both of which must be configured to perform the step set forth in either (A) or (B) of subparagraph (a) of this Rule above, upon engagement of the Risk Protection Monitor. Members may establish additional Allowable Order Rate settings and additional Allowable Contract Execution Rate settings, and any such additional settings may be configured to perform the step set forth in either (A), (B), or (C) of subparagraph (a) of this Rule above, upon engagement of the Risk Protection Monitor.

Interpretations and Policies:

.01 **Member Grouping.**

(a) Members may elect to group with other Members to enable the Risk Protection Monitor to apply collectively to the group. The Members in the group must designate a group owner. Members may elect to group provided that either: (i) there is at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A; or (ii) there is written authorization signed by all Members in the group and the group owner maintains exclusive control of all orders sent to the Exchange from each MPID within the group.

(b) A Member may elect to group with the Member's clearing firm. A clearing firm may also elect to group several Members to enable the Risk Protection Monitor to apply collectively to the group with the clearing firm designated as the group owner, provided that the clearing firm serves as the clearing firm for all the MPIDs of the group and there is written authorization signed by the clearing firm and each Member of the group. A clearing firm that has grouped several Members may only receive warning messages pursuant to Interpretation and Policy .03 of this Rule, unless one Member of the group maintains exclusive control of all orders sent to the Exchange from each MPID within the group.

(c) The Risk Protection Monitor for groups will operate in the same manner as described in paragraphs (a) and (b) of Rule 519A, except that: (i) the counting program will count the number of orders entered and the number of contracts traded resulting from an order entered by all MPIDs in the group collectively; (ii) the System will trigger the Risk Protection Monitor when the group collectively exceeds either the Allowable Order Rate or Allowable Contract Execution Rate for the group; (iii) once engaged, the Risk Protection Monitor will then either automatically prevent the System from receiving any new orders in all series in all classes from each MPID in the group, and, if designated by the group owner's instructions, cancel all orders with a time in force of Day in all series in all classes from the group, or send a notification without any further preventative or cancellation action by the System; and (iv) only the designated group owner may request through the Help Desk to enable the acceptance of new orders for all the Members of the group.



.02 PRIME Orders, cPRIME Orders, QCC Orders, cQCC Orders, Customer Cross Orders, cC2C Orders, PRIME Solicitation Orders and GTC Orders participate in the Risk Protection Monitor as follows:

(a) the System includes PRIME Orders, cPRIME Orders, QCC Orders, cQCC Orders, Customer Cross Orders, cC2C Orders, PRIME Solicitation Orders and GTC Orders in the counting program for purposes of this Rule;

(b) PRIME Orders, cPRIME Orders, PRIME Solicitation Orders, QCC Orders, cQCC Orders, Customer Cross Orders, and cC2C Orders will each be counted as two orders for the purpose of calculating the Allowable Order Rate.

(c) Once engaged, the Risk Protection Monitor will not cancel any existing PRIME Orders, cPRIME Orders, PRIME Solicitation Orders, AOC Orders, OPG Orders, or GTC Orders. PRIME Orders, cPRIME Orders, PRIME Solicitation Orders and GTC Orders will remain in the System available for trading when the Risk Protection Monitor is engaged.

.03 Members may elect to receive warning notifications indicating that a specific percentage of an Allowable Order Rate or an Allowable Contract Execution Rate has been met.

.04 At the request of a Member or in order to maintain a fair and orderly market, the Help Desk may pause and restart the specified time period used by the counting program or clear and reset any calculated Allowable Order Rate or Allowable Contract Execution Rate.

.05 Complex orders, as defined in Rule 518(a), participate in the Risk Protection Monitor as set forth above in this Rule 519A. Regardless of the number of legs that make up the Complex order, each Complex order will be counted as a single order for the purpose of calculating the Allowable Order Rate. Each contract executed in each component of a Complex order will be counted as an executed contract for purposes of calculating the Allowable Contract Execution Rate.

[Adopted: December 20, 2018]

Rule 519B. [Reserved]

Rule 519C. Mass Cancellation of Trading Interest

(a) **Cancel.** A Member may cancel all or a subset of its orders in the System, by firm name or by Market Participant Identifier ("MPID"), by requesting the Exchange staff to effect such cancellations.

(b) **Cancel and Block.**

(1) An EEM may request that the Exchange cancel all or a subset of its orders in the System and block all new inbound orders.

(2) A Market Maker may request that the Exchange remove all or a subset of its (i) quotations in the System and block all or a subset of its new inbound quotations by firm name or MPID; or (ii) Standard quotations in the System and block all or a subset of its new inbound Standard quotations by MPID.

The block will remain in effect until the Member requests that the Exchange remove the block.

(c) **Detection of Loss of Communication.**

(1) **MIAX Emerald Express Interface ("MEI").** When a Loss of Communication is detected on an MEI port during a certain time period ("xx" seconds), the System will close the session and automatically cancel quotes and



eQuotes, as configured by the Member, provided that when a Loss of Communication is detected on the last connected MEI port during a certain time period ("xx" seconds), the System will close the session and automatically cancel quotes and eQuotes. The Exchange shall determine the appropriate period of ("xx" seconds) and shall notify Members of the value of "xx" seconds via Regulatory Circular. In no event shall "xx" be less than one (1) second or greater than ten (10) seconds.

(2) **Financial Information eXchange ("FIX") Protocol.** When a Loss of Communication is detected on a FIX port the System will logoff the Member's session and (i) cancel all eligible orders for the FIX Session if instructed by the Member upon login, or (ii) cancel all eligible orders identified by the Member. Following a disconnection, a reconnection will not be permitted for a certain period of time ("yy" seconds). The Exchange shall determine the appropriate period of ("yy" seconds) and shall notify Members of the value of "yy" seconds via Regulatory Circular. In no event shall "yy" be less than one (1) second or greater than ten (10) seconds.

Interpretations and Policies:

.01 PRIME Orders, as defined in Rule 515A, are not eligible for automatic cancellation under paragraph (c) above.

.02 For purposes of this Rule 519C:

(i) A "Heartbeat" message is a communication which acts as a virtual pulse between the Exchange System and the Member's system. The Heartbeat message sent by the Member and received by the Exchange allows the Exchange to continually monitor its connection with the Member.

(ii) "Loss of Communication"

Is determined on an MEI port by (a) the lack of Heartbeats and/or Heartbeat responses as determined by the Exchange and communicated to Members via Regulatory Circular, or (b) the lack of data transmission from the Member, within a certain time period as determined by the Exchange and communicated to Members via Regulatory Circular.

Is determined on a FIX port by the lack of Heartbeats and/or Heartbeat responses as determined by the Exchange and communicated to Members via Regulatory Circular, within a certain time period as specified by the Member upon login.

[Adopted: December 20, 2018; amended December 8, 2022, operative January 9, 2023 (SR-EMERALD-2022-35)]

Rule 520. Limitations on Orders

(a) **Limit Orders**. Electronic Exchange Members shall not enter into the System Priority Customer Orders in the same options series if (i) the orders are limit orders for the account or accounts of the same beneficial owner(s) and (ii) the limit orders are entered in such a manner that the beneficial owner(s) effectively is operating as a Market Maker by holding itself out as willing to buy and sell such securities on a regular or continuous basis. In determining whether a beneficial owner effectively is operating as a Market Maker, the Exchange will consider, among other things, the simultaneous or near-simultaneous entry of limit orders to buy and sell the same security and the entry of multiple limit orders at different prices in the same security.

(b) **Principal Transactions**. Electronic Exchange Members may not execute as principal orders they represent as agent unless (i) agency orders are first exposed on the Exchange for at least one (1) second, (ii) the Electronic Exchange Member has been bidding or offering on the Exchange for at least one (1) second prior to receiving an



agency order that is executable against such bid or offer, or (iii) the Electronic Exchange Member utilizes the MIAX Emerald PRIME pursuant to Rule 515A.

(c) **Solicitation Orders**. Electronic Exchange Members may not execute orders they represent as agent on the Exchange against orders solicited from Members and non-member broker-dealers to transact with such orders unless the unsolicited order is first exposed on the Exchange for at least one (1) second, or the Electronic Exchange Member utilizes the MIAX Emerald PRIME or the PRIME Solicitation Mechanism pursuant to Rule 515A.

(d) **Orders for the Account of Another Member**. Electronic Exchange Members shall not cause the entry of orders for the account of a MIAX Emerald Market Maker that is exempt from the provisions of Regulation T of the Board of Governors of the Federal Reserve System pursuant to Section 7 of the Exchange Act unless such orders are identified as orders for the account of a MIAX Emerald Market Maker in the manner prescribed by the Exchange.

Interpretations and Policies:

.01 Rule 520(b) prevents an Electronic Exchange Member from executing agency orders to increase its economic gain from trading against the order without first giving other trading interest on the Exchange an opportunity to either trade with the agency order or to trade at the execution price when the Member was already bidding or offering on the Book. However, the Exchange recognizes that it may be possible for an Electronic Exchange Member to establish a relationship with a customer or other person (including affiliates) to deny agency orders the opportunity to interact on the Exchange and to realize similar economic benefits as it would achieve by executing agency orders as principal. It will be a violation of Rule 520(b) for an Electronic Exchange Member to be a party to any arrangement designed to circumvent Rule 520(b) by providing an opportunity for a customer or other person (including affiliates) to regularly execute against agency orders handled by the Electronic Exchange Member immediately upon their entry into the System.

.02 It will be a violation of Rule 520(c) for an Electronic Exchange Member to cause the execution of an order it represents as agent on the Exchange by orders it solicited from Members and non-member broker-dealers to transact with such orders, whether such solicited orders are entered into the System directly by the Electronic Exchange Member or by the solicited party (either directly or through another Member), if the Member fails to expose orders on the Exchange as required by Rule 520(c).

.03 **[Reserved]**

.04 For purposes of paragraphs (b) and (c) above, orders subject to the Managed Interest Process described in Rule 515(c)(1)(ii) and Market Maker orders and quotes displayed at a price other than their limit price or quote price as described in Rule 515(d) are not deemed "exposed" on the Exchange.

[Adopted: December 20, 2018; amended August 7, 2019 (SR-EMERALD-2019-30)]

Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors

The Exchange may nullify a transaction or adjust the execution price of a transaction in accordance with this Rule. However, the determination as to whether a trade was executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction. A trade may be nullified or adjusted on the terms that all parties to a particular transaction agree, provided, however, that such agreement to nullify or adjust must be conveyed to the Exchange in a manner prescribed by the Exchange prior to 8:30 a.m. Eastern Time on the first trading day following the execution. It is considered conduct inconsistent with just and equitable principles of trade for any Member to use the mutual adjustment process to circumvent any applicable Exchange rule, the Act or any of the rules and regulations thereunder.



(a) **Definitions**.

(1) **Customer.** For purposes of this Rule, the term "Customer" means a Priority Customer as defined in Rule 100.

(2) **Erroneous Sell/Buy Transaction.** For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.

(3) **Official.** For purposes of this Rule, an "Official" is an Officer of the Exchange or such other employee designee of the Exchange that is trained in the application of this Rule.

(4) **Size Adjustment Modifier.** For purposes of this Rule, the Size Adjustment Modifier will be applied to individual transactions as follows:

Number of Contracts per Execution	Adjustment – TP Plus/Minus
1-50	N/A
51-250	2 times adjustment amount
251-1000	2.5 times adjustment amount
1001 or more	3 times adjustment amount

(b) **Theoretical Price.** Upon receipt of an obvious or catastrophic error notification (as described below) and prior to any review of a transaction execution price, the "Theoretical Price" for the option must be determined. For purposes of this Rule, if the applicable option series is traded on at least one other options exchange, then the Theoretical Price of an option series is the last NBB just prior to the trade in question with respect to an erroneous sell transaction or the last NBO just prior to the trade in question with respect to an erroneous buy transaction unless one of the exceptions in subparagraphs (b)(1) through (3) below exists. For purposes of this provision, when a single order received by the Exchange is executed at multiple price levels, the last NBB and last NBO just prior to the trade in question would be the last NBB and last NBO just prior to the Exchange's receipt of the order. The Exchange will rely on this paragraph (b) and Interpretation and Policy .04 of this Rule when determining Theoretical Price.

(1) **Transactions at the Open.** For a transaction occurring as part of the Opening Process (as described in Rule 503) the Exchange will determine the Theoretical Price if there is no NBB or NBO for the affected series just prior to the erroneous transaction or if the bid/ask differential of the NBB and NBO just prior to the erroneous transaction is equal to or greater than the Minimum Amount set forth in the chart contained in subparagraph (b)(3) below. If the bid/ask differential is less than the Minimum Amount, the Theoretical Price is the NBB or NBO just prior to the erroneous transaction.

(2) **No Valid Quotes.** The Exchange will determine the Theoretical Price if there are no quotes or no valid quotes for comparison purposes. Quotes that are not valid are:

(A) all quotes in the applicable option series published at a time where the last NBB is higher than the last NBO in such series (a "crossed market");

(B) quotes published by the Exchange that were submitted by either party to the transaction in question;

(C) quotes published by another options exchange if either party to the transaction in question submitted the quotes in the series representing such options exchange's best bid or offer, provided that the Exchange



will only consider quotes invalid on other options exchanges in up to twenty-five (25) total options series that the party identifies to the Exchange the quotes which were submitted by such party and published by other options exchanges; and

> (D) quotes published by another options exchange against which the Exchange has declared self-help.

> (3) **Wide Quotes.** (A) The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the erroneous transaction was equal to or greater than the Minimum Amount set forth below and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction. If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction then the Theoretical Price of an option series is the last NBB or NBO just prior to the transaction in question, as set forth in paragraph (b) above.

Bid Price at Time of Trade	Minimum Amount
Below $2.00	$0.75
$2.00 to $5.00	$1.25
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.50
Above $20.00 to $50.00	$3.00
Above $50.00 to $100.00	$4.50
Above $100.00	$6.00

> (B) Customer Transactions Occurring Within 10 Seconds or Less After an Opening or Re-Opening:

> (i) The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the Customer's erroneous transaction was equal to or greater than the Minimum Amount set forth in paragraph A above and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction.

> (ii) If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction, then the Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the Customer's erroneous transaction was equal to or greater than the Minimum Amount set forth in paragraph A above and there was a bid/ask differential less than the Minimum Amount anytime during the 10 seconds after an opening or re-opening.

> (iii) If there was no bid/ask differential less than the Minimum Amount during the 10 seconds following an Opening or Re-Opening, then the Theoretical Price of an option series is the last NBB or NBO just prior to the Customer transaction in question, as set forth in paragraph (b) above.

> (iv) Customer transactions occurring more than 10 seconds after an opening or re-opening are subject to paragraph A above.

(c) **Obvious Errors.**

> (1) **Definition.** For purposes of this Rule, an Obvious Error will be deemed to have occurred when the Exchange receives a properly submitted obvious or catastrophic error notification (as defined below) where the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:



Theoretical Price	Minimum Amount
Below $2.00	$0.25
$2.00 to $5.00	$0.40
Above $5.00 to $10.00	$0.50
Above $10.00 to $20.00	$0.80
Above $20.00 to $50.00	$1.00
Above $50.00 to $100.00	$1.50
Above $100.00	$2.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of an Obvious Error must submit a notification to MIAX Emerald Regulatory Control ("MERC") (an "obvious error notification") in the manner specified from time to time by the Exchange in a circular distributed to Members. The obvious error notification must be received by MERC within the timeframes specified below:

(A) **Customer Orders**. For an execution of a Customer order, an obvious error notification must be received by MERC within thirty (30) minutes of the execution, subject to subparagraph (C) below; and

(B) **"Non-Customer" Orders.** For an execution of any order other than a Customer order, an obvious error notification must be received by MERC within fifteen (15) minutes of the execution, subject to subparagraph (C) below.

(C) **Linkage Trades**. Any other options exchange will have a total of forty-five (45) minutes for Customer orders and thirty (30) minutes for non-Customer orders, measured from the time of execution on the Exchange, to submit an obvious error notification to MERC for review of transactions routed to the Exchange from that options exchange and executed on the Exchange pursuant to the Options Order Protection and Locked/Crossed Market Plan ("Linkage Trades"). This includes obvious error notifications on behalf of another options exchange submitted by a third-party routing broker if such third-party broker identifies the affected transactions as Linkage Trades. In order to facilitate timely reviews of Linkage Trades the Exchange will accept obvious error notifications from either the other options exchange or, if applicable, the third-party routing broker that routed the affected order(s). The additional fifteen (15) minutes provided with respect to Linkage Trades shall only apply to the extent the options exchange that originally received and routed the order to the Exchange itself received a timely obvious error notification from the entering participant (i.e., within 30 minutes if a Customer order or 15 minutes if a non-Customer order).

(3) **Official Acting on Own Motion.** An Official may review a transaction believed to be erroneous on his/her own motion in the interest of maintaining a fair and orderly market and for the protection of investors. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Official that the transaction is erroneous in accordance with the provisions of this Rule, provided that the time deadlines of subparagraph (c)(2) above shall not apply. The Official shall act as soon as possible after becoming aware of the transaction, and ordinarily would be expected to act on the same day that the transaction occurred. In no event shall the Official act later than 8:30 a.m. Eastern Time on the next trading day following the date of the affected transaction. A party affected by a determination to nullify or adjust a transaction pursuant to this provision may appeal such determination in accordance with paragraph (l) below; however, a determination by an Official not to review a transaction or a determination not to nullify or adjust a transaction for which a review was conducted on an Official's own motion is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of this Rule, no additional relief may be granted under this provision.

(4) **Adjust or Bust.** If it is determined that an Obvious Error has occurred, the Exchange shall take one of the actions listed below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.



(A) **Non-Customer Transactions**. Where neither party to the transaction is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any non-Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) **Customer Transactions**. Where at least one party to the Obvious Error is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table immediately above. Any Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above. However, if such adjustment(s) would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price, the trade will be nullified, subject to subparagraph (C) below.

(C) If any Member submits an obvious error notification pursuant to this rule, and in the aggregate that Member has 200 or more Customer transactions under review concurrently and the orders resulting in such transactions were submitted during the course of 2 minutes or less, where at least one party to the Obvious Error is a non-Customer, the Exchange will apply the non-Customer adjustment criteria set forth in subparagraph (A) above to such transactions.

(d) **Catastrophic Errors**.

(1) **Definition.** For purposes of this Rule, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.50
$2.00 to $5.00	$1.00
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.00
Above $20.00 to $50.00	$2.50
Above $50.00 to $100.00	$3.00
Above $100.00	$4.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of a Catastrophic Error must submit a notification (a "catastrophic error notification") to MERC in the manner specified from time to time on the Exchange's website. Such catastrophic error notification must be received by MERC by 8:30 a.m. Eastern Time on the first trading day following the execution. For transactions in an expiring options series that take place on an expiration day, a party must submit a catastrophic error notification to MERC within 45 minutes after the close of trading that same day.

(3) **Adjust or Bust.** If it is determined that a Catastrophic Error has occurred, the Exchange shall take action as set forth below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone. In the event of a Catastrophic Error, the execution price of the affected transaction will be adjusted by the Official pursuant to the table below. Any Customer order subject to this subparagraph will be nullified if the



adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $2.00	$0.50	$0.50
$2.00 to $5.00	$1.00	$1.00
Above $5.00 to $10.00	$1.50	$1.50
Above $10.00 to $20.00	$2.00	$2.00
Above $20.00 to $50.00	$2.50	$2.50
Above $50.00 to $100.00	$3.00	$3.00
Above $100.00	$4.00	$4.00

(e) **Significant Market Events.**

  (1) **Definition.** For purposes of this Rule, a Significant Market Event will be deemed to have occurred when: criterion (A) below is met or exceeded, or the sum of all applicable event statistics, where each is expressed as a percentage of the relevant threshold in criteria (A) through (D) below, is greater than or equal to 150% and 75% or more of at least one category is reached, provided that no single category can contribute more than 100% to the sum and any category contributing more than 100% will be rounded down to 100%. All criteria set forth below will be measured in aggregate across all exchanges.

    (A) Transactions that are potentially erroneous would result in a total Worst-Case Adjustment Penalty of $30,000,000, where the Worst-Case Adjustment Penalty is computed as the sum across all potentially erroneous trades, of:

      (i) $0.30 (i.e., the largest Transaction Adjustment value listed in subparagraph (e)(3)(A) below); times

      (ii) the contract multiplier for each traded contract; times

      (iii) the number of contracts for each trade; times

      (iv) the appropriate Size Adjustment Modifier for each trade, if any, as defined in subparagraph (e)(3)(A) below.

    (B) Transactions involving 500,000 options contracts are potentially erroneous;

    (C) Transactions with a notional value (i.e., number of contracts traded multiplied by the option premium multiplied by the contract multiplier) of $100,000,000 are potentially erroneous;

    (D) 10,000 transactions are potentially erroneous.

  (2) **Coordination with Other Options Exchanges.** To ensure consistent application across options exchanges, in the event of a suspected Significant Market Event, the Exchange shall initiate a coordinated review of potentially erroneous transactions with all other affected options exchanges to determine the full scope of the event. When this paragraph is invoked, the Exchange will promptly coordinate with the other options exchanges to determine the appropriate review period as well as select one or more specific points in time prior to the transactions in question and use one or more specific points in time to determine Theoretical Price. Other than the selected points in time, if applicable, the Exchange will determine Theoretical Price in accordance with paragraph (b) above.



(3)   **Adjust or Bust.** If it is determined that a Significant Market Event has occurred then, using the parameters agreed as set forth in subparagraph (e)(2) above, if applicable, an Official will determine whether any or all transactions under review qualify as Obvious Errors. The Exchange shall take one of the actions listed below with respect to all transactions that qualify as Obvious Errors pursuant to subparagraph (c)(1) above. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A)   The execution price of each affected transaction will be adjusted by an Official to the price provided below unless both parties agree to adjust the transaction to a different price or agree to nullify the transaction. In the context of a Significant Market Event, any error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in subparagraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B)   Where at least one party to the transaction is a Customer, the trade will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

(4) **Nullification of Transactions.** If the Exchange, in consultation with other options exchanges, determines that timely adjustment is not feasible due to the extraordinary nature of the situation, then the Exchange will nullify some or all transactions arising out of the Significant Market Event during the review period selected by the Exchange and other options exchanges consistent with this paragraph. To the extent the Exchange, in consultation with other options exchanges, determines to nullify less than all transactions arising out of the Significant Market Event, those transactions subject to nullification will be selected based upon objective criteria with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(5)   **Final Rulings.** With respect to rulings made pursuant to this paragraph, the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. Accordingly, rulings by the Exchange pursuant to this paragraph are non-appealable.

(f) **Trading Halts.** The Exchange shall nullify any transaction that occurs during a trading halt in the affected option on the Exchange or, respecting equity options (including options overlying ETFs), when the trade occurred during a regulatory halt as declared by the primary market for the underlying security pursuant to Exchange Rule 504.

(g) **Erroneous Print in Underlying.** A trade resulting from an erroneous print(s) disseminated by the underlying market that is later nullified by that underlying market shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MERC in a timely manner as set forth below. For purposes of this paragraph, a trade resulting from an erroneous print(s) shall mean any options trade executed during a period of time for which one or more executions in the underlying security are nullified, and for one second thereafter. If a party believes that it participated in an erroneous transaction resulting from an erroneous print(s) pursuant to this paragraph it must submit an obvious error notification to MERC within the timeframes set forth in subparagraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification by the underlying market(s) of nullification of transactions in the underlying security. If multiple underlying markets nullify trades in the underlying security, the allowed notification timeframe will commence at the time of the first market's notification.

(h) **Erroneous Quote in Underlying.** A trade resulting from an erroneous quote(s) in the underlying security shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or



catastrophic error notification to MERC in a timely manner as set forth below. An erroneous quote occurs when the underlying security has a bid/ask differential of at least $1.00 and has a bid/ask differential at least five times greater than the average bid/ask differential for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For purposes of this paragraph, the average bid/ask differential shall be determined by adding the bid/ask differentials of sample quotes at regular 15-second intervals during the four-minute time period referenced above (excluding the quote(s) in question) and dividing by the number of quotes during such time period (excluding the quote(s) in question). If a party believes that it participated in an erroneous transaction resulting from an erroneous quote(s) pursuant to this paragraph it must notify MERC in accordance with subparagraph (c)(2) above.

(i) **Stop (and Stop-Limit) Order Trades Elected by Erroneous Trades.** Transactions resulting from the election of a stop or stop-limit order by an erroneous trade in an option contract shall be nullified by the Exchange, provided a party submits an obvious or catastrophic error notification to MERC within the timeframes required by this Rule. If a party believes that it participated in an erroneous transaction pursuant to this paragraph it must submit an obvious or catastrophic error notification to MERC within the timeframes set forth in subparagraph (c)(2) above. The notification timeframe will commence at the time of the Exchange's receipt of notification of the nullification of transaction(s) that elected the stop or stop-limit order.

(j) **Linkage Trades.** If the Exchange routes an order pursuant to the Options Order Protection and Locked/Crossed Market Plan (as defined in Exchange Rule 1400(o)) that results in a Linkage Trade on another options exchange and such options exchange subsequently nullifies or adjusts the Linkage Trade pursuant to its rules, the Exchange will perform all actions necessary to complete the nullification or adjustment of the Linkage Trade.

(k) **Verifiable Disruptions or Malfunctions of Exchange Systems**. Absent mutual agreement, parties to a trade may have a trade nullified or its price adjusted if any such party makes a documented request within the time specified in subparagraph (c)(2) above, and one of the conditions below is met:

(1) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(2) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order.

(l) **Appeal.** If an affected party appeals an Official decision under this Rule (an "appeal") within the time permitted, the Chief Regulatory Officer ("CRO") or his/her designee will review such decision. An appeal under this Rule must be submitted in writing via email or other electronic means (as specified from time to time by the Exchange via Regulatory Circular) within thirty minutes after a party receives official notification of a final determination made by an Official under this Rule. The CRO or his/her designee shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. Decisions respecting appeals that are received after 3:00 p.m. Eastern Time will be rendered as soon as practicable, but in no event later than the trading day following the date of the execution under review.

(1) **Absence of the CRO.** In the absence of the CRO, a designee of the CRO will be appointed to act in this capacity.



(2) **Appeal Fee**. A Member that submits an appeal seeking the review of an Official ruling shall be assessed a fee of $500.00 for each Official ruling to be reviewed that is sustained and not overturned or modified by the CRO or his/her designee. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(3) **Authority of the CRO**. Decisions of the CRO or his/her designee concerning

(i) the review on appeal of Official rulings relating to the nullification or adjustment of transactions, and

(ii) initial requests for relief,

shall be final and may not be appealed to the Exchange's Board.

(4) Any determination by an Officer or by the CRO or his/her designee shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(5) [Reserved]

Interpretations and Policies:

.01 **Limit Up-Limit Down State**. An execution will not be subject to review as an Obvious Error or Catastrophic Error pursuant to paragraph (c) or (d) of this Rule if it occurred while the underlying security was in a "Limit State" or "Straddle State," as defined in the Regulation NMS Plan to Address Extraordinary Market Volatility (the "Limit Up-Limit Down Plan" or the "Plan". Nothing in this provision shall prevent such execution from being reviewed on an Official's own motion pursuant to subparagraph (c)(3) of this Rule, or a bust or adjust pursuant to paragraphs (e) through (k) of this Rule.

.02 For purposes of this Rule, to the extent the provisions of this Rule would result in the Exchange applying an adjustment of an erroneous sell transaction to a price lower than the execution price or an erroneous buy transaction to a price higher than the execution price, the Exchange will not adjust or nullify the transaction, but rather, the execution price will stand.

.03 **Complex Orders.**

(a) If a complex order executes against individual legs and at least one of the legs qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the leg(s) that is an Obvious or Catastrophic Error will be adjusted in accordance with paragraphs (c)(4)(A) or (d)(3), respectively, regardless of whether one of the parties is a Customer. However, any Customer order subject to this paragraph (a) will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price on the complex order or individual leg(s). If any leg of a complex order is nullified, the entire transaction is nullified.

(b) If a complex order executes against another complex order and at least one of the legs qualifies as an Obvious Error under paragraph (c)(1) or a Catastrophic Error under paragraph (d)(1), then the leg(s) that is an Obvious or Catastrophic Error will be adjusted or busted in accordance with paragraph (c)(4) or (d)(3), respectively, so long as either: (i) the width of the National Spread Market for the complex order strategy just prior to the erroneous transaction was equal to or greater than the amount set forth in the wide quote table of paragraph (b)(3), or (ii) the net execution price of the complex order is higher (lower) than the offer (bid) of the National Spread Market for the complex order



strategy just prior to the erroneous transaction by an amount equal to at least the amount shown in the table in paragraph (c)(1). If any leg of a complex order is nullified, the entire transaction is nullified. For purposes of this Rule 521, the National Spread Market for a complex order strategy is determined by the National Best Bid/Offer of the individual legs of the strategy.

(c) [Reserved]

.04 **Exchange Determining Theoretical Price**. For purposes of this Rule, when the Exchange must determine Theoretical Price pursuant to subparagraphs (b)(1)-(3) of this Rule (i.e., at the open, when there are no valid quotes or when there is a wide quote), then the Exchange will determine Theoretical Price as follows.

(a) The Exchange will request Theoretical Price from the third party vendor defined in paragraph (d) below ("TP Provider") to which the Exchange and all other options exchanges have subscribed. The Exchange will apply the Theoretical Price provided by the TP Provider, except as otherwise described below.

(b) To the extent an Official of the Exchange believes that the Theoretical Price provided by the TP Provider is fundamentally incorrect and cannot be used consistent with the maintenance of a fair and orderly market, the Official shall contact the TP Provider to notify the TP Provider of the reason the Official believes such Theoretical Price is inaccurate and to request a review and correction of the calculated Theoretical Price. The Exchange shall also promptly provide electronic notice to other options exchanges that the TP Provider has been contacted consistent with this paragraph and include a brief explanation of the reason for the request.

(c) An Official of the Exchange may determine the Theoretical Price if the TP Provider has experienced a systems issue that has rendered its services unavailable to accurately calculate Theoretical Price and such issue cannot be corrected in a timely manner.

(d) The current TP Provider to which the Exchange and all other options exchanges have subscribed is: CBOE Livevol, LLC. Neither the Exchange, the TP Provider, nor any affiliate of the TP Provider (the TP Provider and its affiliates are referred to collectively as the "TP Provider"), makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of the TP Provider pursuant to this Interpretation .04. The TP Provider does not guarantee the accuracy or completeness of the calculated Theoretical Price. The TP Provider disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to such Theoretical Price. Neither the Exchange nor the TP Provider shall have any liability for any damages, claims, losses (including any indirect or consequential losses), expenses, or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the use of such Theoretical Price or arising out of any errors or delays in calculating such Theoretical Price.

[Adopted: December 20, 2018; amended April 5, 2019 (SR-EMERALD-2019-17); amended October 16, 2019 (SR-EMERALD-2019-34); amended December 19, 2019 (SR-EMERALD-2019-38); amended February 7, 2022, implemented July 1, 2022 (SR-EMERALD-2022-01); amended July 27, 2023, operative August 16, 2023 (SR-EMERALD-2023-16)]

Rule 522. Price Binding Despite Erroneous Report

The price at which an order is executed shall be binding notwithstanding that an erroneous report in respect thereto may have been rendered, or no report rendered. A report shall not be binding if an order was not actually executed but was reported to have been executed.

[Adopted: December 20, 2018]



Rule 523. Authority to Take Action Under Emergency Conditions

(a) The Chairman of the Board, the President or such other person or persons as may be designated by the Board shall have the power to halt or suspend trading in some or all securities traded on the Exchange, to close some or all Exchange facilities, to determine the duration of any such halt, suspension or closing, to take one or more of the actions permitted to be taken by any person or body of the Exchange under Exchange Rules, or to take any other action deemed to be necessary or appropriate for the maintenance of a fair and orderly market or the protection of investors, or otherwise in the public interest, due to emergency conditions or extraordinary circumstances, such as (1) actual or threatened physical danger, severe climatic conditions, natural disaster, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, or (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event.

(b) The person taking the action shall notify the Board of actions taken pursuant to this Rule, except for a period of mourning or recognition for a person or event, as soon thereafter as is feasible.

[Adopted: December 20, 2018]

Rule 524. Reporting of Matched Trades to Clearing Corporation

On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades based on the trade information filed with the Exchange on that day. Only trades which have been matched in accordance with the provisions of these Rules shall be furnished by the Exchange to the Clearing Corporation, and the Exchange shall assume no responsibility with respect to any unmatched trade or for any delays or errors in the reporting to it of trade information. The Exchange may delegate its responsibility in respect of trade matching to the Clearing Corporation or other facility, in which case Clearing Members shall abide by the procedures established by the Clearing Corporation or other facility in the filing of trade information, the reconciliation of unmatched trades, and other actions pertinent to trade comparison.

Interpretations and Policies:

.01 Post-trade adjustments that do not affect the contractual terms of a trade are to be performed by the Member via an Exchange approved electronic interface communicated to Members via Regulatory Circular.

[Adopted: December 20, 2018]

Rule 525. Limitation on Dealings

No Member shall bid, offer, purchase or write (sell) on the Exchange any security other than an option contract that is currently open for trading in accordance with the provisions of Chapter IV.

[Adopted: December 20, 2018]

Rule 526. Limitation on the Liability of Index Licensors for Options on Exchange-Traded Fund Shares

(a) The term "index licensor" as used in this Rule refers to any entity that grants the Exchange a license to use one or more indexes or portfolios in connection with the trading of options on Exchange-Traded Fund Shares (as defined in Rule 402(i)).



(b) No index licensor with respect to any index or portfolio underlying an option on Exchange-Traded Fund Shares traded on the Exchange makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or relating thereto, in connection with the trading of any option contract on Exchange-Traded Fund Shares based thereon or for any other purpose. The index licensor shall obtain information for inclusion in, or for use in the calculation of, such index or portfolio from sources it believes to be reliable, but the index licensor does not guarantee the accuracy or completeness of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or related thereto. The index licensor hereby disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to any such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon. The index licensor shall have no liability for any damages, claims, losses (including any indirect or consequential losses), expenses or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the person's use of such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon, or arising out of any errors or delays in calculating or disseminating such index or portfolio.

[Adopted: December 20, 2018]

Rule 527. Exchange Liability

(a) Except to the extent provided in paragraph (b) of this Rule, and except as otherwise expressly provided in the Rules, neither the Exchange nor its directors, officers, committee members, limited liability company members, employees or agents shall be liable to Members or to persons associated therewith for any loss, expense, damages or claims that arise out of the use or enjoyment of the facilities or services afforded by the Exchange, any interruption in or failure or unavailability of any such facilities or services, or any action taken or omitted to be taken in respect to the business of the Exchange except to the extent such loss, expense, damages or claims are attributable to the willful misconduct, gross negligence, bad faith or fraudulent or criminal acts of the Exchange or its officers, employees or agents acting within the scope of their authority. Without limiting the generality of the foregoing and subject to the same exception, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value, any current or closing value of interest rate options, or any reports of transactions in or quotations for options or other securities, including underlying securities. The Exchange makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of any data transmitted or disseminated by or on behalf of the Exchange or any reporting authority designated by the Exchange, including but not limited to reports of transactions in or quotations for securities traded on the Exchange or underlying securities, or reports of interest rate measures or index values or related data, and the Exchange makes no express or implied warranties of merchantability or fitness for a particular purpose or use with respect to any such data. The foregoing limitations of liability and disclaimers shall be in addition to, and not in limitation of, the provisions of the Exchange's By-Laws. Without limiting the generality of the foregoing, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value or any reports of transactions in or quotations for options or other securities, including underlying securities.

(b) Whenever custody of an unexecuted order or quote is transmitted by a Member to or through the Exchange's System or to any other automated facility of the Exchange whereby the Exchange assumes responsibility for the transmission or execution of the order or quote, provided that the Exchange has acknowledged receipt of such order or quote, the Exchange's liability for the negligent acts or omissions of its employees or for the failure of its systems or facilities shall not exceed the limits provided in this paragraph (b), and no assets of the Exchange shall be applied or shall be subject to such liability in excess of the following limits:



(1)   As to any one or more claims made by a single Member growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $100,000 or the amount of any recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(2)   As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $250,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(3)   As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange during a single calendar month, the Exchange shall not be liable in excess of the larger of $500,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange.

(c)   If all of the claims arising out of the use or enjoyment of the facilities afforded by the Exchange cannot be fully satisfied because in the aggregate they exceed the applicable maximum amount of liability provided for in paragraph (b) above, then such maximum amount shall be allocated among all such claims arising on a single trading day or during a single calendar month, as applicable, written notice of which has been given to the Exchange no later than the opening of trading on the next business day following the day on which the use or enjoyment of Exchange facilities giving rise to the claim occurred, based upon the proportion that each such claim bears to the sum of all such claims.

[Adopted: December 20, 2018]

Rule 528. Legal Proceedings Against the Exchange and its Directors, Officers, Employees, Contractors or Agents

No Member or person associated with a Member shall institute a lawsuit or other legal proceeding against the Exchange or any director, officer, limited liability company member, employee, contractor, agent or other official of the Exchange or any subsidiary of the Exchange, for actions taken or omitted to be taken in connection with the official business of the Exchange or any subsidiary, except to the extent such actions or omissions constitute violations of the federal securities laws for which a private right of action exists. This provision shall not apply to appeals of disciplinary actions or other actions by the Exchange as provided for in the Rules.

[Adopted: December 20, 2018]

Rule 529. Order Routing to Other Exchanges

The Exchange may automatically route orders to other exchanges under certain circumstances as described below and elsewhere in these Rules ("Routing Services"). In connection with such services, the following shall apply:

(a)   Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(1)   The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment



of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(2) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(3) The Exchange will provide its Routing Services in compliance with the provisions of the Exchange Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Exchange Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(4) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other exchanges.

(5) The routing broker will receive routing instructions from the Exchange, to route orders to other exchanges and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(6) Any bid or offer entered on the Exchange routed to another exchange through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.

(b) **Route Mechanism.**

(1) **General**. The Route Mechanism described in this Section (b) will be used after the Exchange's Opening Process under Rule 503 has been completed. Routing will be used when an Eligible Order is received and/or reevaluated that is both routable and marketable against the opposite side ABBO upon receipt and the Exchange's disseminated market is not equal to the opposite side ABBO, or is equal to the opposite side ABBO and of insufficient size to satisfy the order. The term Eligible Order will be used in the following paragraphs to refer to the Eligible Order being handled by the Route Mechanism. Eligible Orders are defined as: all Public Customer Orders received via the FIX Interface other than Intermarket Sweep Orders ("ISO"), as defined in Rule 516(f), Do Not Route ("DNR") Orders as defined in Rule 516(g) and Post-Only Orders as defined in Rule 516(j), all of which are not eligible to be routed. Eligible Orders resting on the Book may be routed with an incoming Eligible Order that has initiated a Route Mechanism.

(2) **Routing Mechanism**.

(i) An Eligible Order may be routed if the displayed NBBO was locked or crossed upon receipt of the Eligible Order. If at the time of receipt of the Eligible Order, the opposite side ABBO is also locking or crossing the same side EBBO, the System will immediately route the Eligible Order, together with any routable interest resting on the same side EBBO, to the opposite side ABBO. The Eligible Order and any routable resting interest will be processed in the order in which they were received.

(ii) The System will route ISOs representing Eligible Orders to away markets disseminating prices better than the Exchange's disseminated market. The routed order will be priced at the ABBO with a size equal to each ABBO exchange's disseminated size. If there are still additional contracts to be executed from the Eligible Order after the order has been routed to all away markets disseminating the ABBO for the away markets' full size, the System will handle remaining contracts from the Eligible Order in accordance with the provisions of Exchange Rule 515.



[Adopted: December 20, 2018]

Rule 530. Limit Up-Limit Down

This Rule establishes procedures to address extraordinary volatility in NMS Stocks (as defined below) and outlines MIAX Emerald's Limit Up-Limit Down processing.

(a) **Definitions**. The capitalized terms in this Rule 530(a) and throughout the MIAX Emerald rules shall have the same meaning as provided for in the Plan.

"**Eligible Reported Transactions**" shall have the meaning prescribed by the Operating Committee of the Plan (as defined below) and shall generally mean transactions that are eligible to update the last sale price of an NMS Stock.

"**Limit State**" shall have the meaning provided in Section VI of the Plan. When a National Best Bid is below the Lower Price Band calculated by the Processor (as defined below) for an NMS Stock or a National Best Offer is above the Upper Price Band calculated by the Processor for an NMS Stock, the Processor will disseminate such National Best Bid or National Best Offer with an appropriate flag identifying it as non-executable. When a National Best Offer is equal to the Lower Price Band or a National Best Bid is equal to the Upper Price Band for an NMS Stock, the Processor will distribute such National Best Bid or National Best Offer with an appropriate flag identifying it as a "Limit State Quotation."

"**LULD Functionality**" shall mean the specific processing logic applied by the Exchange System to options traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State.

"**Market Data Plan**" shall mean the effective national market system plans through which the Participants act jointly to disseminate consolidated information in compliance with Rule 603(b) of Regulation NMS under the Exchange Act.

"**Plan**" shall mean the Plan to Address Extraordinary Market Volatility Submitted to the SEC pursuant to Rule 608 of Regulation NMS under the Exchange Act, as amended from time to time in accordance with its provisions.

"**Primary Listing Exchange**" shall mean the Participant on which an NMS Stock is listed. If an NMS Stock is listed on more than one Participant, the Participant on which the NMS Stock has been listed the longest shall be the Primary Listing Exchange.

"**Processor**" shall mean the single plan processor responsible for the consolidation of information for an NMS Stock pursuant to Rule 603(b) of Regulation NMS under the Exchange Act.

"**Participant**" shall mean a party to the Plan.

"**Regular Trading Hours**" shall have the meaning provided in Rule 600(b)(88) of Regulation NMS under the Exchange Act. For purposes of the Plan, Regular Trading Hours can end earlier than 4:00 p.m. Eastern Time in the case of an early scheduled close.

"**Regulatory Halt**" shall have the meaning specified in the Market Data Plans.

"**Straddle State**" shall have the meaning provided in Section VII(A)(2) of the Plan. An NMS Stock is in a Straddle State when the National Best Bid (Offer) is below (above) the Lower (Upper) Price Band and the NMS Stock is not in a Limit State, and trading in that NMS Stock deviates from normal trading characteristics such that declaring a Trading Pause would support the Plan's goal to address extraordinary market volatility.



"**Trading Pause**" shall have the meaning provided in Section VII of the Plan. If trading for an NMS Stock does not exit a Limit State within 15 seconds of entry during Regular Trading Hours, then the Primary Listing Exchange will declare a Trading Pause for such NMS Stock and shall notify the Processor. The Primary Listing Exchange may also declare a Trading Pause for an NMS Stock when an NMS Stock is in a Straddle State.

(b) **General.** LULD Functionality becomes effective for an option traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State. LULD Functionality modifies the normal operation of the Exchange System in ways identified by this Rule. LULD Functionality ends when the underlying NMS Stock is no longer in a Limit State or a Straddle State, or when a Trading Pause is declared by the Primary Listing Exchange.

(c) **Determining Straddle States and Limit States.** The Exchange shall use the SIP feed (CQS for Tape A and Tape B securities and UQDF for Tape C securities) to determine when an NMS Stock is in a Limit State or a Straddle State, and when such Limit State or Straddle State no longer exists.

(d) **Handling of Orders During Limit States and Straddle States.** Once an NMS Stock has entered either a Straddle State or Limit State:

(1) The Exchange will not open an affected option.

(2) After the opening, the Exchange will:

(i) reject all incoming market orders submitted into the Exchange System.

(ii) cancel all unexecuted market orders existing within the Exchange System, except that market orders to sell an option received when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10 that have been converted to limit orders to sell pursuant to Rule 519(a)(1) will not be cancelled by the Exchange's System.

(e) **Market-Wide Trading Halts.** The Exchange shall halt trading in all options whenever the equities markets initiate a market-wide trading halt commonly known as a circuit breaker in response to extraordinary market conditions.

(f) **Quoting Obligations During Limit States and Straddle States**

(1) Once an NMS Stock has entered either a Limit or Straddle State, the Exchange shall relieve Exchange Market Makers from the following quotation obligations for options on the affected underlying NMS Stock:

(i) the bid/ask differential requirements set forth in Exchange Rule 603(b)(4);

(ii) the minimum size requirement set forth in Exchange Rule 604(b)(2);

(iii) the requirement to submit two-sided quotes set forth in Exchange Rule 604(c); and

(iv) the continuous quoting obligation set forth in Exchange Rule 604(e).

(2) The relief described in subparagraphs (f)(1)(i)-(iv) above shall terminate when the Limit or Straddle State no longer exists in the affected NMS Stock.



(3) The provisions of Exchange Rule 514 concerning priority of quotes and orders shall remain unchanged during periods of relief from quoting obligations pursuant to this Rule 530(f).

(g) **Systemic Changes During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall apply the following LULD Functionality for options on the affected underlying NMS Stock:

(1) **Opening Process**.

(i) The Exchange's Opening Process (as described in Rule 503) shall be delayed for options overlying an NMS Stock that is in a Limit or Straddle State prior to the opening of trading such overlying options. The Opening Process shall begin in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(ii) Respecting options that are engaged in the Opening Process but for which trading has not begun, the Opening Process shall be terminated when the underlying NMS Stock is in a Limit or Straddle State. The Opening Process shall begin anew in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(2) **Priority Quotes**.

(i) Notwithstanding the provisions of Exchange Rule 517(b), all quotes that result in an execution during a period in which LULD Functionality is engaged shall be deemed to be priority quotes for allocation purposes.

(ii) For executions occurring when LULD Functionality is not engaged, the priority status of a quote for allocation purposes shall be determined by the provisions of Rule 517(b).

(h) **Trading Pauses.** When an underlying NMS Stock is subject to a Trading Pause, the Exchange System will halt trading in options overlying the affected NMS Stock pursuant to Rule 504(c).

(i) **Opening after a Trading Pause.** After a Trading Pause, the Exchange System will open trading in the affected option pursuant to Rule 503. If trading has not resumed on the Primary Listing Exchange for the affected NMS Stock within ten minutes of receipt of the Trading Pause message by the Exchange, the Exchange may resume trading in options overlying such NMS Stock if at least one exchange has resumed trading in such NMS Stock.

(j) **Review of Erroneous Transactions Occurring During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall nullify a transaction in an option overlying such an NMS Stock as provided in this Rule.

(1) Absent Mutual Agreement as provided in paragraph (j)(2)(iii) below, parties to a trade may have a trade nullified if:

(i) any such party makes a documented request within the time specified in Rule 530(j)(2)(i)(A); and

(ii) one of the conditions below is met:

(A) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or



(B)   The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order; or

(C) The trade resulted from an erroneous print disseminated by the underlying market which is later cancelled or corrected by the underlying market where such erroneous print resulted in a trade higher or lower than the average trade in the underlying security during the time period encompassing two minutes before and after the erroneous print, by an amount at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the erroneous print. For purposes of this Rule, the average trade in the underlying security shall be determined by adding the prices of each trade during the four minute time period referenced above (excluding the trade in question) and dividing by the number of trades during such time period (excluding the trade in question); or

(D)   The trade resulted from an erroneous quote in the primary market for the underlying security that has a width of at least $1.00 and that width is at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For the purposes of this Rule, the average quote width shall be determined by adding the quote widths of sample quotations at regular 15-second intervals during the four minute time period referenced above (excluding the quote in question) and dividing by the number of quotes during such time period (excluding the quote in question);

(iii) **Mutual Agreement**. The determination as to whether a trade was automatically executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction within the time periods specified in subparagraphs (j)(2)(i) or (j)(3) below. A trade may be nullified on the terms that all parties to a particular transaction agree. In the absence of mutual agreement by the parties, a particular trade may only be nullified as provided in this Rule.

(iv) **Trading Halts**. Trades on the Exchange will be nullified when:

(A) The trade occurred during a trading halt in the affected option on the Exchange; or

(B) Respecting equity options (including options overlying ETFs), the trade occurred during a trading halt on the primary market for the underlying security.

(v)   **Transactions During Opening Purchase Prohibitions or Restrictions.** Trades on the Exchange will be nullified when such a trade represents an opening transaction prohibited pursuant to Rule 403.

(2) **Review Procedure**. MIAX Emerald Regulatory Control ("MERC") shall administer the application of this Rule as follows:

(i)   (A) **Notification**. If a Market Maker on the Exchange believes that he/she participated in a transaction that can be nullified pursuant to section (j) of this Rule, he/she must notify MERC within fifteen minutes of the transaction. If a Member that initiated the order believes a transaction on the Exchange can be nullified pursuant to section (j) of this Rule, such Member must notify MERC within twenty minutes of the execution. Absent unusual circumstances, MERC will not grant relief under this Rule unless notification is made within the prescribed time period. Notwithstanding the foregoing, respecting transactions that occur as part of the Exchange's automated Opening Process, after the twenty minute notification period as described above and until 4:30 p.m. Eastern Time on the subject trade date, where parties to the transaction are a non-broker-dealer customer and an Exchange Market



Maker, the non-broker-dealer customer may request review of the subject transaction, and the transaction will nullified by an Exchange Official.

    (B) **Procedures for Reviewing Trades on Exchange Motion**. In the interest of maintaining a fair and orderly market for the protection of investors, the Chief Regulatory Officer or designee thereof, who is an officer of the Exchange (collectively "Exchange Officer") may, on his or her own motion or upon request, determine to review any transaction occurring on the Exchange that is believed to be erroneous. A transaction reviewed pursuant to this provision may be nullified in accordance with section (j) of this Rule. The Exchange Officer may be assisted by an Exchange Official in reviewing a transaction.

    The Exchange Officer shall act as soon as possible after receiving notification of the transaction, and ordinarily would be expected to act on the same day as the transaction occurred. In no event shall the Exchange Officer act later than 9:30 a.m. Eastern Time on the next trading day following the date of the transaction in question. A party affected by a determination to nullify a transaction pursuant to this provision may appeal such determination in accordance with Rule 530; however, a determination by an Exchange Officer not to review a transaction, or a determination not to nullify a transaction for which a review was requested or conducted, is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of Rule 530, no additional relief may be granted under this provision.

    (ii) **Bust**. An Exchange Official will determine whether there is a trade that qualifies to be nullified as defined in this Rule.

    (3) **Request for Review**. If a party affected by a determination made under this Rule so requests within the time permitted, the CRO will review decisions made under this Rule. A request for review under this paragraph must be made within thirty minutes after a party receives official notification of a final determination by the Exchange Official under this Rule, except that if such notification is made after 3:30 p.m. Eastern Time, either party has until 9:30 a.m. Eastern Time on the next trading day to request a review. Such a request for review must be in writing or otherwise documented. The CRO shall review the facts and render a decision on the day of the transaction, or the next trade day in the case where a request is properly made after 3:30 p.m. on the day of the transaction or where the request is properly made the next trade day.

    (i) **Absence of the CRO**. In the absence of the CRO, the deputy CRO or designee of the CRO will be appointed to act in this capacity.

    (ii) **Appeal Fee**. A Member seeking the CRO's review of an Exchange Official ruling shall be assessed a fee of $250.00 for each Exchange Official ruling to be reviewed that is sustained and not overturned or modified by the CRO.

    (iii) **Authority of the CRO**. Decisions of the CRO concerning (i) the review of Exchange Official rulings relating to the nullification of transactions, and (ii) initial requests for relief shall be final and may not be appealed to the Exchange's Board.

[Adopted: December 20, 2018; amended April 5, 2019 (SR-EMERALD-2019-17); amended October 16, 2019 (SR-EMERALD-2019-34); amended January 24, 2024 (SR-EMERALD-2024-02); amended January 16, 2025 (SR-EMERALD-2025-03)]

Rule 531. Reports, Market Data Products and Services

(a) **Liquidity Taker Event Report – Simple Orders**. The Liquidity Taker Event Report-Simple Orders is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against an



order resting on the Simple Order Book, where that Recipient Member attempted to execute against such resting order within the timeframe specified under paragraph (2) below.

    (1) **Content**. The Liquidity Taker Event Report – Simple Orders will include the following information:

        (i) **Resting Order**.

            (A) The time a resting order was received by the Exchange.

            (B) Symbol.

            (C) Order reference number (unique reference number assigned to a new order at the time of receipt).

            (D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

            (E) Origin type (e.g., Priority Customer, Market Maker).

            (F) Side (buy or sell).

            (G) Displayed price and size of the resting order.

        (ii) **Execution of the Resting Order**.

            (A) EBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the EBBO at the time of the execution against the first response will be included.

            (B) ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the ABBO at the time of the execution against the first response will be included.

            (C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.

            (D) Time difference between the time the resting order was received by the Exchange and the time the first response that executes against the resting order was received by the Exchange.

            (E) Whether response was entered by the Recipient Member.

        (iii) **Response(s) Sent by Recipient Member**.

            (A) Recipient Member identifier.

            (B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

            (C) Size and type of each response submitted by the Recipient Member.



(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report-Simple Orders will include data listed in paragraph (a)(1) of this Rule 531(a) for executions and contra-side responses that occurred within 200 microseconds of the time the resting order was received by the Exchange.

(3) **Data Scope**. The Liquidity Taker Event Report-Simple Orders will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(a).

(4) **Historical Data**. The Liquidity Taker Event Report-Simple Orders contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

(b) **Liquidity Taker Event Report – Complex Orders**. The Liquidity Taker Event Report-Complex Orders is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against a Complex Order resting on the Strategy Book, where that Recipient Member submitted a Complex Order that attempted to execute against such resting Complex Order within the timeframe specified under paragraph (2) below.

(1) **Content**. The Liquidity Taker Event Report-Complex Orders will include the following information:

(i) **Resting Order**.

(A) The time a resting order was received by the Exchange.

(B) Symbol.

(C) Order reference number (unique reference number assigned to a new order at the time of receipt).

(D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

(E) Origin type (e.g., Priority Customer, Market Maker).

(F) Side (buy or sell).

(G) Displayed price and size of the resting order.

(ii) **Execution of the Resting Order**.

(A) Complex EBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the Complex EBBO at the time of the execution against the first response will be included.

(B) Complex ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the Complex ABBO at the time of the execution against the first response will be included.

(C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.



(D) Time difference between the time the resting order was received by the Exchange and the time the first response that executes against the resting order was received by the Exchange.

(E) Whether response was entered by the Recipient Member.

(iii) **Response(s) Sent by Recipient Member**.

(A) Recipient Member identifier.

(B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

(C) Size and type of each response submitted by the Recipient Member.

(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report-Complex Orders will include data listed in paragraph (b)(1) of this Rule 531(b) for executions and contra-side responses that occurred within 400 microseconds of the time the resting order was received by the Exchange.

(3) **Data Scope**. The Liquidity Taker Event Report-Complex Orders will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(b).

(4) **Historical Data**. The Liquidity Taker Event Report-Complex Orders contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

(c) Liquidity Taker Event Report – Resting Simple Orders. The Liquidity Taker Event Report-Resting Simple Orders is a daily report that provides a Member ("Recipient Member") with its liquidity response time details for executions against an order resting on the Simple Order Book, where that Recipient Member attempted to execute against such resting order within the timeframe specified under paragraph (2) below.

(1) **Content**. The Liquidity Taker Event Report- Resting Simple Orders will include the following information:

(i) **Resting Order**.

(A) The time a resting order was received by the Exchange.

(B) Symbol.

(C) Order reference number (unique reference number assigned to a new order at the time of receipt).

(D) Whether the Recipient Member is an Affiliate of the Member that entered the resting order.

(E) Origin type (e.g., Priority Customer, Market Maker).



(F) Side (buy or sell).

(G) Displayed price and size of the resting order.

(ii) **Execution of the Resting Order**.

(A) EBBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the EBBO at the time of the execution against the first response will be included.

(B) ABBO at the time of the execution. If the resting order executes against multiple contra-side responses, only the ABBO at the time of the execution against the first response will be included.

(C) Time first response that executes against the resting order was received by the Exchange and the size of the execution and type of the response.

(D) Whether response was entered by the Recipient Member.

(iii) **Response(s) Sent by Recipient Member**.

(A) Recipient Member identifier.

(B) Time difference between the time the first response that executes against the resting order was received by the Exchange and the time of each response sent by the Recipient Member, regardless of whether it executed or not.

(C) Size and type of each response submitted by the Recipient Member.

(D) Response reference number (unique reference number attached to response by the Recipient Member).

(2) **Timeframe**. The Liquidity Taker Event Report-Resting Simple Orders will include data listed in paragraph (c)(1) of this Rule 531(c) for executions and contra-side responses that occurred (i) after 200 microseconds of the time the resting order was received by the Exchange and (ii) within 200 microseconds of receipt of any Member's first attempt to execute against the resting order after the initial 200 microsecond time period under (c)(2)(i) of this paragraph has expired.

(3) **Data Scope**. The Liquidity Taker Event Report-Resting Simple Orders will only include trading data related to the Recipient Member and will not include any other Member's trading data other than that listed in paragraphs (1)(i) and (ii) of this Rule 531(c).

(4) **Historical Data**. The Liquidity Taker Event Report-Resting Simple Orders contains historical data from the previous trading day and will be available after the end of the trading day, generally on a T+1 basis.

(d) **Market Data Products**

(1) **Open-Close Report**. The Open-Close Report is a data product that summarizes volume (contracts traded on MIAX) by origin (Priority Customer, Non-Priority Customer, Firm, Broker-Dealer, and Market Maker), trade size and the opening or closing position of the order. Open-Close Data is available on an end-of-day and intraday basis.



(e) **High Precision Network Time Signal Service ("HPNTSS").** HPNTSS is an enhanced Precision Time Protocol ("PTP") Ethernet-based service for synchronizing device clocks to within sub-nanosecond accuracy of one another. HPNTSS enables Members to synchronize their internal devices to the same time as the Exchange devices with high precision. Tightly synchronized clocks enable the ability to correlate event timestamps from within their own systems to those within the Exchange's network.

[Adopted: May 6, 2021 (SR-EMERALD-2021-09); amended June 1, 2021 (SR-EMERALD-2021-18); amended February 28, 2022 (SR-EMERALD-2022-02); amended March 1, 2021 (SR-EMERALD-2021-38); amended April 10, 2022 (SR-EMERALD-2022-11); amended February 17, 2023, operative March 1, 2023 (SR-EMERALD-2023-02); amended April 5, 2024 (SR-EMERALD-2024-13)]

Rule 532. Order and Quote Price Protection Mechanisms and Risk Controls

Managed Protection Override. The Managed Protection Override is a setting which, when enabled, allows Members to have their orders cancelled after a risk protection setting is triggered. If enabled the Managed Protection Override will apply to all of the risk protections listed below.

The following risk protection settings are subject to the Managed Protection Override:

- Vertical Spread Variance ("VSV") Price Protection
- Calendar Spread Variance ("CSV") Price Protection
- Butterfly Spread Variance ("BSV") Price Protection
- Parity Price Protection
- Max Put Price Protection

The Managed Protection Override does not apply to derived orders.

(a) **Simple Orders.**

   (1) **Max Put Price Protection.** The Exchange will determine a maximum trading price limit for a Put option as the strike price plus a pre-set value, the Put Price Variance.

      (i) Buy orders that are priced through the maximum trading price limit will trade up to, and including, the maximum trading price limit, and will then be placed on the Book and managed to the appropriate trading price limit as described in Rule 515(c)(1)(ii), or cancelled if the Managed Protection Override ("MPO") is enabled. Sell orders that are priced higher than the maximum trading price limit will be rejected.

      (ii) A bid quote through the maximum trading price limit will trade up to, and including the maximum trading price limit, then will be placed on the Book and managed to the appropriate trading price limit as described in Rule 515(c)(1)(ii), or in the case of a bid eQuote, will be cancelled.

      (iii) An offer quote greater than the maximum trading price limit is not rejected and will be placed on the Book and displayed. An offer eQuote greater than the maximum trading price limit will be cancelled.

      (iv) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.



(b) **Complex Orders.**

(1) **Definitions**. For purposes of this paragraph (b):

(i) **Butterfly Spread**. A "Butterfly Spread" is a three legged complex order with two legs to buy (sell) the same number of calls (puts) and one leg to sell (buy) twice the number of calls (puts), all legs have the same expiration date but different exercise prices, and the exercise price of the middle leg is between the exercise prices of the other legs. The strike price of each leg is equidistant from the next sequential strike price.

(ii) **Calendar Spread**. A "Calendar Spread" is a complex strategy consisting of the purchase of one call (put) option and the sale of another call (put) option overlying the same security that have different expirations but the same strike price.

(iii) **Vertical Spread**. A "Vertical Spread" is a complex strategy consisting of the purchase of one call (put) option and the sale of another call (put) option overlying the same security that have the same expiration but different strike prices.

(2) **Butterfly Spread Variance ("BSV") Price Protection.** The Exchange will determine a Butterfly Spread Variance ("BSV") which establishes minimum and maximum trading price limits for Butterfly Spreads.

(i) The minimum possible trading price limit of a Butterfly Spread is zero minus a pre-set value. The maximum possible trading price limit of a Butterfly Spread is the absolute value of the difference between the closest strikes (the upper strike price minus the middle strike price or the middle strike price minus the lower strike price) plus a pre-set value.

(ii) If the execution price of a complex order would be outside of the limits set forth in paragraph (i) above (bid higher than the maximum trading price limit or offer lower than the minimum trading price limit), such complex order will trade up to, and including, the maximum trading price limit for bids or down to, and including, the minimum trading price limit for offers. Remaining interest will then will be placed on the Strategy Book and managed to the appropriate trading price limit as described in Rule 518(c)(4), or cancelled if the Managed Protection Override is enabled.

(iii) Buy orders, sell orders, and offer eQuotes with a limit price less than the minimum trading price limit will be rejected. Bid eQuotes with a limit price less than the minimum trading price limit will be cancelled. Sell orders with a limit price greater than the maximum trading price limit will be rejected. Offer eQuotes with a limit price greater than the maximum trading price limit will be cancelled.

(iv) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(3) **Calendar Spread Variance ("CSV") Price Protection**. The Exchange will determine a Calendar Spread Variance ("CSV") which establishes a minimum trading price limit for Calendar Spreads.

(i) The maximum possible value of a Calendar Spread is unlimited, thus there is no maximum price protection for Calendar Spreads. The minimum possible trading price limit of a Calendar Spread is zero minus a pre-set value.

(ii) If the execution price of a complex order would be outside of the limit set forth in subparagraph (i) above (offers lower than the minimum trading price limit), such complex order will trade down to, and including, the minimum trading price limit. Remaining interest will then be placed on the Strategy Book and managed to the



appropriate trading price limit as described in Rule 518(c)(4), or cancelled if the Managed Protection Override is enabled.

(iii) Buy orders, sell orders, and offer eQuotes with a limit price less than the minimum trading price limit will be rejected. Bid eQuotes with a limit price less than the minimum trading price limit will be cancelled.

(iv) CSV Price Protection applies only to strategies in American-style option classes.

(v)   The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(4) **Vertical Spread Variance ("VSV") Price Protection**. The Exchange will determine a Vertical Spread Variance ("VSV") which establishes minimum and maximum trading price limits for Vertical Spreads.

(i) The maximum possible trading price limit of the VSV is the difference between the two component strike prices plus a pre-set value. For example, a Vertical Spread consisting of the purchase of one January 30 call and the sale of one January 35 call would have a maximum trading price limit of $5.00 plus a pre-set value. The minimum possible trading price limit of a Vertical Spread is always zero minus a pre-set value.

(ii) If the execution price of a complex order would be outside of the limits set forth in subparagraph (i) above (bid higher than the maximum trading price limit or offer lower than the minimum trading price limit), such complex order will trade up to, and including, the maximum trading price limit for bids or down to, and including, the minimum trading price limit for offers. Remaining interest will then be placed on the Strategy Book and managed to the appropriate trading price limit as described in Rule 518(c)(4), or cancelled if the Managed Protection Override is enabled.

(iii) Buy orders, sell orders, and offer eQuotes with a limit price less than the minimum trading price limit will be rejected. Bid eQuotes with a limit price less than the minimum trading price limit will be cancelled. Sell orders with a limit price greater than the maximum trading price limit will be rejected. Offer eQuotes with a limit price greater than the maximum trading price limit will be cancelled.

(iv) The pre-set value will be determined by the Exchange and communicated to Members via Regulatory Circular.

(5) **MIAX Strategy Price Protection ("MSPP")**. The System provides a MIAX Strategy Price Protection ("MSPP") for complex orders. The MSPP establishes a maximum protected price for buy orders and a minimum protected price for sell orders.

(i) Complex orders with a time in force of Day or GTC are eligible for MSPP.

(ii) To calculate the protected price the System will use a MIAX Strategy Price Protection Variance ("MSPPV") which will be determined by the Exchange and communicated to Members via Regulatory Circular.

(iii) The MSPP is calculated for buy orders by adding the MSPPV to the offer side of the cNBBO (or the offer side of the dcMBBO if the cNBBO is crossed). The MSPP is calculated for sell orders by subtracting the MSPPV from the bid side of the cNBBO (or the bid side of the dcMBBO if the cNBBO is crossed).

(iv) The MSPP is established:

(A) upon receipt of the complex order during free trading; or



(B) if the complex order is not received during free trading, at the opening (or reopening following a halt) of trading in the complex strategy; or

(C) upon evaluation of the Strategy Book by the System when a wide market condition, as described in Interpretations and Policies .05(a)(1) of Rule 518, no longer exists.

(D) If a Wide Market condition exists at the start of a Complex Auction or a cPRIME Auction, buy orders are assigned an MSPP equal to the Auction Start Price plus the MSPPV and sell orders are assigned an MSPP equal to the Auction Start Price less the MSPPV.

(v) If the MSPP is priced less aggressively than the limit price of the complex order (i.e., the MSPP is less than the complex order's bid price for a buy order, or the MSPP is greater than the complex order's offer price for a sell order), or if the order is a complex market order, the order will be (i) executed up to, and including, its MSPP for buy orders; or (ii) executed down to, and including, its MSPP for sell orders. Any unexecuted portion of such a complex order will be cancelled.

(vi) If the MSPP is priced equal to, or more aggressively than, the limit price of the complex order (i.e., the MSPP is greater than the complex order's bid price for a buy order, or the MSPP is less than the complex order's offer price for a sell order) the order will be (i) displayed and/or executed up to, and including, its limit price for buy orders; or (ii) displayed and/or executed down to, and including, its limit price for sell orders. Any unexecuted portion of such a complex order: (A) will be subject to the cLEP as described in subsection (e) of Rule 518; (B) may be submitted, if eligible, to the managed interest process described in Rule 518(c)(4);or (C) may be placed on the Strategy Book at its limit price.

(vii) The functional limit price of a market order will be the MSPP.

(6) **Complex MIAX Emerald Price Collar Protection**. The System provides a Complex MIAX Price Collar ("MPC") price protection feature for complex orders. The MPC is an Exchange-wide price protection mechanism under which a complex order or eQuote to sell will not be displayed or executed at a price that is lower than the opposite side cNBBO bid at the time the MPC is assigned by the System (i.e., upon receipt or upon opening) by more than a specific dollar amount expressed in $0.01 increments (the "MPC Setting"), and under which a complex order or eQuote to buy will not be displayed or executed at a price that is higher than the opposite side cNBBO offer at the time the MPC is assigned by the System by more than the MPC Setting (each the "MPC Price").

(i) All complex orders (excluding cPRIME Orders), together with cAOC eQuotes and cIOC eQuotes (as defined in Interpretations and Policies .02(c)(1) and (2) of Rule 518) (collectively, "eQuotes"), are subject to the MPC price protection feature.

(ii) The minimum MPC Setting is $0.00 and the maximum MPC Setting is $1.00, as determined by the Exchange and communicated to Members via Regulatory Circular. The MPC Setting will apply equally to all options listed on the Exchange in which complex orders are available, and will be the same dollar amount for both buy and sell transactions.

(iii) The MPC Price is established:

(A) upon receipt of the complex order or eQuote during free trading, or

(B) if the complex order or eQuote is not received during free trading, at the opening (or reopening following a halt) of trading in the complex strategy; or



(C) upon evaluation of the Strategy Book by the System when a wide market condition, as described in Interpretations and Policies .05(a)(1) of Rule 518, no longer exists.

(iv) A Temporary MPC Price ("TMPC Price") is established solely for use during a Complex Auction (as described in Rule 518(d)) or a cPRIME Auction (as described in Rule 515A, Interpretations and Policies .12) for (i) any complex order resting on the Strategy Book that does not have an MPC assigned and is eligible to participate in a Complex Auction or a cPRIME Auction in that strategy; or (ii) any complex order or eQuote received during a cPRIME Auction if a wide market condition existed in a component of the strategy at the start of the cPRIME Auction. The TMPC Price shall be the auction start price (the auction start price of a cPRIME Agency Order for a cPRIME Auction is defined in Rule 515A.12(a)(i) and the auction start price for a Complex Auction is defined in Rule 518(d)(1)) plus (minus) the MPC Setting if the order is a buy (sell). If the complex order or eQuote eligible to participate in the Complex Auction or cPRIME Auction is priced more aggressively than the TMPC Price (i.e., the complex order or eQuote price is greater than the TMPC Price for a buy order, or the complex order or eQuote price is lower than the TMPC Price for a sell order) the complex order or eQuote may participate in the auction but will not trade through its TMPC Price.

(v) If the MPC Price is priced less aggressively than the limit price of the complex order or eQuote (i.e., the MPC Price is less than the complex order or eQuote's bid price for a buy, or the MPC Price is greater than the complex order or eQuote's offer price for a sell), or if the complex order is a market order, the complex order or eQuote will be displayed and/or executed up to its MPC Price. Any unexecuted portion of such a complex order or eQuote: (A) will be subject to the cLEP as described in subsection (e) of Rule 518, and (B) may be subject to the managed interest process described in Rule 518(c)(4).

(vi) If the MPC Price is priced more aggressively than the limit price of the complex order or eQuote (i.e., the MPC Price is greater than the complex order or eQuote's bid price for a buy, or the MPC Price is less than the complex order or eQuote's offer price for a sell), the complex order or eQuote will be displayed and/or executed up to its limit price. Any unexecuted portion of such a complex order will be submitted, if eligible, to the managed interest process described in Rule 518(c)(4), or placed on the Strategy Book at its limit price. Any unexecuted portion of such a complex eQuote will be cancelled.

(7) **Implied Away Best Bid or Offer ("ixABBO") Price Protection**. The ixABBO price protection feature is a price protection mechanism under which, when in operation as requested by the submitting Member, a buy order will not be executed at a price that is higher than each other single exchange's best displayed offer for the complex strategy, and under which a sell order will not be executed at a price that is lower than each other single exchange's best displayed bid for the complex strategy. The ixABBO is calculated using the best net bid and offer for a complex strategy using each other exchange's displayed best bid or offer on their simple order book. For stock-option orders, the ixABBO for a complex strategy will be calculated using the BBO for each component on each individual away options market and the NBBO for the stock component. The ixABBO price protection feature must be engaged on an order-by-order basis by the submitting Member and is not available for complex Standard quotes, complex eQuotes, cAOC orders, cPRIME Orders, cC2C Orders, and cQCC Orders.

(8) **Market Maker Single Side Protection.** A Market Maker may determine to engage the Market Maker Single Side Protection ("SSP") feature by Market Participant Identifier ("MPID"). If the full remaining size of a Market Maker's complex Standard quote or cIOC eQuote in a strategy is exhausted by a trade, the System will trigger the SSP for the traded side of the strategy. When triggered, the System will cancel all complex Standard quotes and block all new inbound complex Standard quotes and cIOC eQuotes for that particular side of that strategy for that MPID. The System will provide a notification message to the Market Maker that the protection has been triggered. The block will remain in effect until the Market Maker notifies the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the SSP ("SSP Reset").



Interpretations and Policies:

.01 When an order is eligible for multiple price protections the System will apply the most conservative.

[Adopted: November 10, 2022, operative November 12, 2022 (SR-EMERALD-2022-30)]



Chapter VI. Market Makers

Rule 600. Registration of Market Makers

(a) A Market Maker is a Member with Registered Options Traders registered pursuant to Rule 601. Market Makers are registered with the Exchange for the purpose of making transactions as dealer-specialist in accordance with the provisions of this Chapter. Members registered as Market Makers have certain rights and bear certain responsibilities beyond those of other Members. All Market Makers are designated as specialists on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

(b) To register as a Lead Market Maker or as a Registered Market Maker, a Member shall file an application in writing on such forms as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider an applicant's market making ability and such other factors as the Exchange deems appropriate. After reviewing the application, the Exchange shall either approve or disapprove the applicant's registration as a Lead Market Maker or as a Registered Market Maker. Once approved, a Lead Market Maker may apply to the Exchange to be considered for appointment as a Primary Lead Market Maker in one or more option classes traded on the Exchange. The appointment of a Primary Lead Market Maker shall be in accordance with Rule 602.

(c) The registration of any Member as a Lead Market Maker, Primary Lead Market Maker, or as a Registered Market Maker may be suspended or terminated by the Exchange upon a determination that such Member has failed to properly perform as a Market Maker.

(d) These Rules place no limit on the number of qualifying entities that may become Market Makers. However, based on system constraints, capacity restrictions or other factors relevant to protecting the integrity of the System, the Board or its designee may limit access to the System, for a period to be determined in the Board's discretion, pending any action required to address the issue of concern to the Board. To the extent that the Board places permanent limitations on access to the System on any Member(s), such limits shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 20, 2018]

Rule 601. Registered Option Traders

(a) Market Maker quotations and orders may be submitted to the System only by Registered Option Traders ("ROTs"). An ROT is permitted to enter quotes and orders only for the account of the Market Maker with which he is associated.

(b) **Registration of Registered Option Traders.** The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, approve a person as an ROT.

    (1) ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

    (2) To be approved as an ROT, a person must demonstrate knowledge of the Rules by passing an examination prescribed by the Exchange in accordance with Rule 1900.

    (3) The Exchange may require a Market Maker to provide additional information the Exchange considers necessary to establish whether a person should be approved.



(4) A person may be conditionally approved as an ROT subject to any conditions the Chief Regulatory Officer considers appropriate in the interests of maintaining a fair and orderly market.

(c) **Suspension or Withdrawal of Registration**.

(1) The Exchange may suspend or withdraw the registration previously given to a person to be an ROT if the Exchange determines that:

(i) the person has caused the Market Maker to fail to comply with the Rules;

(ii) the person is not properly performing the responsibilities of an ROT;

(iii) the person has failed to meet the conditions set forth under paragraph (b) above; or

(iv) the Exchange believes it is in the best interest of fair and orderly markets.

(2) If the Exchange suspends the registration of a person as an ROT, the Market Maker must not allow the person to submit quotes and/or orders into the System.

(3) The registration of an ROT will be withdrawn upon the written request of the Member for which the ROT is registered. Such written request shall be submitted on the form prescribed by the Exchange.

[Adopted: December 20, 2018; amended January 9, 2020 (SR-EMERALD-2020-02)]

Rule 602. Appointment of Market Makers

(a) **Appointment by the Exchange**. The Board or a committee designated by the Board shall appoint Market Makers to one or more classes of option contracts traded on the Exchange. In making such appointments the Board or designated committee shall consider

(1) the financial resources available to the Market Maker,

(2) the Market Maker's experience and expertise in market making or options trading,

(3) the preferences of the Market Maker to receive appointment(s) in specific option class(es), and

(4)   the maintenance and enhancement of competition among Market Makers in each class of option contracts to which they are appointed.

The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets.

(b) **Allocation of Option Classes.** The Board or designated committee (1) will allocate options classes and make appointments of Primary Lead Market Makers, Lead Market Makers and Registered Market Makers to those classes, and (2) upon prior written notice, may limit the number of Market Makers in a class of option contracts traded on the Exchange as set forth in Rule 602(c).



(c) **Number of Market Makers Quoting per Class**.

(1) The Board or designated committee shall appoint one (1) Primary Lead Market Maker to each options class traded on the Exchange.

(2) The Exchange will impose an upper limit on the aggregate number of Market Makers that may quote in each class of options ("Class Quoting Limit" or "CQL"). Currently, the CQL is set at fifty (50) Market Makers per option class.

Market Makers requesting an appointment in a class of options will be considered for the appointment in accordance with paragraphs (a), (b) and (f) of this Rule 602 provided the number of Market Makers appointed in the options class does not exceed the CQL. When the number of Market Makers appointed in the options class equals the CQL, all other Market Makers requesting to be appointed in that options class will be wait-listed in the order in which they submitted their request. When the options class can accommodate another Market Maker (whether due to attrition or an increase in the CQL), the Market Maker at the "top" of the list (*i.e.*, the Market Maker that has been on the wait-list the longest amount of time) will be considered for the next appointment in accordance with paragraphs (a), (b) and (f) of this Rule 602. The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets. If a wait-listed Market Maker is offered, yet refuses, an appointment in the option class, the Market Maker will be removed from that wait list.

(3) The President of the Exchange (or in his absence his designee, who must be a Senior Vice President of the Exchange or higher) may increase the CQL for an existing or new option class if the President determines that it would be appropriate. The President (or his designee), in his discretion, may determine to reduce the CQL ("reduced CQL") if the President determines that it would be appropriate, provided, however, that any reduction must be undertaken in accordance with the following procedure. If a Market Maker changes its registration and ceases quoting in that class after the President (or his designee) has determined to decrease the CQL, the "increased" CQL will decrease by one until such time that the number of remaining Market Makers quoting in the option class equals the "reduced CQL." From that point forward, the number of Market Makers quoting in the product may not exceed the "reduced CQL." Any actions taken by the President of the Exchange pursuant to this paragraph will be submitted to the Commission in a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act.

(4) The Exchange will announce all changes regarding Class Quoting Limits through a Regulatory Circular. The Exchange may increase the CQL levels by submitting to the Commission a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The Exchange may decrease the CQL levels established above upon Commission approval of a rule filing submitted pursuant to Section 19(b)(2) of the Exchange Act.

(d) No appointment of a Market Maker shall be without the Market Maker's consent to such appointment, provided that refusal to accept an appointment may be deemed sufficient cause for termination or suspension of a Market Maker's registration.

(e) The Board or designated committee may suspend or terminate any appointment of a Market Maker under this Rule and may make additional appointments or change the option classes included in a Market Maker's appointed classes whenever, in the Board's or designated committee's judgment, the interests of a fair and orderly market are best served by such action.

(f) The Exchange shall periodically conduct an evaluation of Market Makers to determine whether they have fulfilled performance standards relating to, among other things, quality of markets, competition among Market Makers, observance of ethical standards, and administrative factors. The Exchange may consider any relevant information, including but not limited to the results of a Market Maker evaluation questionnaire, trading data, a Market Maker's



regulatory history and such other factors and data as may be pertinent in the circumstances. Failure by a Market Maker to meet minimum performance standards may result in, among other things:

(1) suspension, termination or restriction of an appointment to one or more of the options classes within the Market Maker's appointed classes;

(2) restriction of appointments to additional options classes in the Market Maker's appointed classes; or

(3) suspension, termination, or restriction of the Market Maker's registration.

Interpretations and Policies:

.01 A Member that is approved to act in the capacity of a Lead Market Maker may voluntarily be appointed to act as an "Alternative Primary Lead Market Maker," so long as the Exchange has determined that such Member has the appropriate systems and procedures in place to undertake the responsibilities of a Primary Lead Market Maker.

(a) The Exchange may appoint an Alternative Primary Lead Market Maker to an options class only in the event that no Primary Lead Market Makers seek allocation of the security.

(b) If no Primary Lead Market Makers seek allocation of an options class, all eligible Lead Market Makers will be given notice and an opportunity to seek allocation of the security as an Alternative Primary Lead Market Maker. Such allocations will be made by the Board or committee designated by the Board according to the guidelines contained in Rule 602.

(c) An Alternative Primary Lead Market Maker shall have all of the responsibilities and privileges of a Primary Lead Market Maker under the Rules with respect to all appointed options classes in which the Lead Market Maker has been appointed Alternative Primary Lead Market Maker.

(d) If an Alternative Primary Lead Market Maker ceases trading an options class in which a Lead Market Maker has been appointed Alternative Primary Lead Market Maker, the class will be reallocated by the Exchange to a Lead Market Maker or another Alternative Lead Market Maker, as appropriate.

.02 Lead Market Makers and Registered Market Makers shall request appointments to (and relinquishment of appointments from) one or more classes of option contracts traded on the Exchange pursuant to Rule 602(a) via an Exchange approved electronic interface, which request must be submitted prior to 6:00 p.m. Eastern Time of the business day immediately preceding the next trading day. The Exchange approved electronic interface will also ensure that, before any appointment request (or relinquishment of an appointment) is approved, the CQL established by Rule 602 has not been exceeded. Appointments (and relinquishment of appointments) shall become effective on the day after the request is submitted, provided that it has been approved. Approvals and denials of appointments (and relinquishment of appointments) shall be communicated by the Exchange via the same Exchange approved electronic interface through which the request was made.

[Adopted: December 20, 2018; amended February 19, 2019 (SR-EMERALD-2019-05)]

Rule 603. Obligations of Market Makers

(a) **General**. Transactions of a Market Maker should constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and Market Makers should not make bids or offers or enter into transactions that are inconsistent with such a course of dealings. Ordinarily, Market Makers are expected to, except in unusual market conditions, refrain from purchasing a call option or a put option at a price more than $0.25



below parity, although a larger amount may be appropriate considering the particular market conditions. In the case of calls, parity is measured by the bid in the underlying security, and in the case of puts, parity is measured by the offer in the underlying security. The $0.25 amount above may be increased or provisions of this Rule may be waived by the Exchange on a series-by-series basis.

(b) **Appointment**. With respect to each options class to which a Market Maker is appointed under Rule 602, the Market Maker has a continuous obligation to engage, to a reasonable degree under the existing circumstances, in dealings for his own account when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, a temporary disparity between the supply of and demand for a particular option contract, or a temporary distortion of the price relationships between option contracts of the same class. Without limiting the foregoing, a Market Maker is expected to perform the following activities in the course of maintaining a fair and orderly market:

(1) To compete with other Market Makers to improve the market in all series of options classes to which the Market Maker is appointed.

(2) To make markets that, absent changed market conditions, will be honored for the number of contracts entered into the System in all series of options classes to which the Market Maker is appointed.

(3) To update market quotations in response to changed market conditions in all series of options classes to which the Market Maker is appointed.

(4) (i) To price option contracts fairly by, among other things, bidding and offering so as to create differences of no more than $5 between the bid and offer ("bid/ask differentials") following the opening rotation in an equity option contract;

(ii) The Exchange may establish differences other than the bid/ask differentials described in (i) above for one or more option series or classes.

(5) (i) The bid/ask differentials stated in subparagraph (b)(4) of this Rule shall not apply to in-the-money options where the underlying security's market is wider than the differentials set forth above. For these options, the bid/ask differential may be as wide as the quotation on the primary market of the underlying security.

(ii) The Exchange or its authorized agent may calculate bids and asks for various indices for the sole purpose of determining permissible bid/ask differentials on options on these indices. These values will be calculated by determining the weighted average of the bids and asks for the components of the corresponding index. These bids and asks will be disseminated by the Exchange at least every fifteen (15) seconds during the trading day solely for the purpose of determining the permissible bid/ask differential that market-makers may quote on an in-the-money option on the indices. For in-the-money series in index options where the calculated bid/ask differential is wider than the applicable differential set out in subparagraph (b)(4) of this Rule, the bid/ask differential in the index options series may be as wide as the calculated bid/ask differential in the underlying index. The Exchange will not make a market in the basket of stock comprising the indices and is not guaranteeing the accuracy or the availability of the bid/ask values.

(c) **Primary Lead Market Makers.** In addition to the obligations contained in this Rule for Market Makers generally, for options classes to which a Market Maker is an appointed Primary Lead Market Maker, it shall have the responsibility to submit valid width quotes in each series not later than one minute following the dissemination of a quote or trade by the market for the underlying security pursuant to Rule 503(e).

(d) **Classes of Options To Which Not Appointed**. With respect to classes of options to which a Market Maker is not appointed, it should not engage in transactions for an account in which it has an interest that are disproportionate



in relation to, or in derogation of, the performance of his obligations as specified in paragraph (b) above with respect to those classes of options to which it is appointed. Market Makers should not:

(1) Individually or as a group, intentionally or unintentionally, dominate the market in options contracts of a particular class, or

(2) Effect purchases or sales on the Exchange except in a reasonable and orderly manner.

Interpretations and Policies:

.01 It shall not be considered a violation of Rule 603(c) if the Primary Lead Market Maker assigned in a particular equity option class has not submitted valid width quotes in any series of such class within one minute following the dissemination of a quote or trade by the market for the underlying security if the affected series of such class have opened for trading within such one minute period, unless the Primary Lead Market Maker demonstrates a pattern or practice of not submitting valid width quotes within one minute following the dissemination of a quote or trade by the market for the underlying security, irrespective of whether the series have opened for trading.

[Adopted: December 20, 2018]

Rule 604. Market Maker Quotations

(a) **Options Classes.** A quotation may only be entered by a Market Maker, and only in the options classes to which the Market Maker is appointed under Rule 602.

(b) **Price and Size Associated with Quotes.** A Market Maker's bid and offer for a series of option contracts shall state a price accompanied by the number of contracts at that price the Market Maker is willing to buy or sell upon receipt of an order or upon interaction with a quotation entered by another Market Maker on the Exchange.

(1) **Price**. The price of Market Maker quotes shall be in the minimum trading increments applicable to the security under Rule 510.

(2) **Size**. The initial size of a Market Maker incoming Standard Quote and all other types of eQuotes must be for the minimum number of contracts, which minimum number shall be at least one (1) contract. The minimum number of contracts, which can vary according to type of quote or eQuote, shall be at least one (1) contract, will be determined by the Exchange on a class-by-class basis and announced to the Members through a Regulatory Circular.

(c) **Two-Sided Quotes.** A Market Maker that enters a bid (offer) on the Exchange must enter an offer (bid) within the spread allowable under Rule 603(b)(4).

(d) **Firm Quotes.**

(1) Market Maker bids and offers are firm for orders and Market Maker quotations both under this Rule and Rule 602 of Regulation NMS under the Exchange Act ("Rule 602 of Reg NMS") for the number of contracts specified according to the requirements of paragraph (b) above. Market Maker bids and offers are not firm under this Rule and Rule 602 of Reg NMS if:

(i) a System malfunction or other circumstance impairs the Exchange's ability to disseminate or update market quotes in a timely and accurate manner.



(ii)   the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange, and as a result, the market in the option is declared to be "fast" pursuant to Rule 506.

(iii) during trading rotations; or

(iv) any of the circumstances provided in paragraph (c)(4) of Rule 602 of Reg NMS exist.

(e) **Continuous Quotes**. The following quoting requirements shall apply:

(1) **Primary Lead Market Makers.**

(i) A Primary Lead Market Maker must provide continuous two-sided Standard quotes, which for the purpose of this paragraph shall mean 90% of the time, for the options classes to which it is appointed.

(ii) A Primary Lead Market Maker must provide continuous two-sided Standard quotes in at least the lesser of 99% of the non-adjusted option series, or 100% of the non-adjusted option series minus one put-call pair, in each class in which the Primary Lead Market Maker is assigned. The term "put-call pair" refers to one put and one call that cover the same underlying instrument and have the same expiration date and exercise price. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will apply to all appointed classes collectively for each Primary Lead Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Primary Lead Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Primary Lead Market Maker for failing to meet the continuous quoting obligation each trading day.

(iii) The obligation contained in subparagraph (e)(1)(ii) above, does not apply to adjusted option series, nor to an intra-day add-on series on the day during which such series was added for trading. For purposes of this Rule, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

(iv) If a technical failure or limitation of a system of the Exchange prevents a Primary Lead Market Maker from maintaining, or prevents a Primary Lead Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Primary Lead Market Maker has satisfied the quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(2) **Lead Market Makers.**

(i) A Lead Market Maker must provide continuous two-sided Standard quotes, which for the purpose of this paragraph shall mean 90% of the time, for the options classes to which it is appointed.

(ii) A Lead Market Maker must provide continuous two-sided Standard quotes in at least 90% of the non-adjusted option series in each of its appointed classes. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will apply to all appointed classes collectively for each Lead Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the



Lead Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Lead Market Maker for failing to meet the continuous quoting obligation each trading day.

(iii)   The obligation contained in subparagraph (e)(2)(ii) above, does not apply to adjusted option series, to series with a time to expiration of nine (9) months or greater, nor to an intra-day add-on series on the day during which such series was added for trading. For purposes of this Rule, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

(iv)   If a technical failure or limitation of a system of the Exchange prevents a Lead Market Maker from maintaining, or prevents a Lead Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Lead Market Maker has satisfied the quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(3)   **Registered Market Makers**.

(i)   A Registered Market Maker must provide continuous two-sided Standard quotes throughout the trading day in 60% of the non-adjusted series that have a time to expiration of less than nine months in each of its appointed classes. For the purpose of this paragraph, continuous two-sided quoting shall mean 90% of the time, for the options classes to which the Registered Market Maker is appointed. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will not apply to an intra-day add-on series on the day during which such series was added for trading. These obligations will apply to all appointed classes collectively for each Registered Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Registered Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Registered Market Maker for failing to meet the continuous quoting obligation each trading day.

(ii)   If a technical failure or limitation of a system of the Exchange prevents a Market Maker from maintaining, or prevents a Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Market Maker has satisfied the 60% quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(iii)   A Registered Market Maker may be called upon by an Exchange official designated by the Board to submit a single quote or maintain continuous quotes in one or more of the series of an options class to which the Registered Market Maker is appointed whenever, in the judgment of such official, it is necessary to do so in the interest of fair and orderly markets.

(iv)   Notwithstanding the foregoing, Registered Market Makers shall be deemed not to be assigned in any Quarterly Option Series. Accordingly, the continuous quoting obligations set forth in this Rule shall not apply to Registered Market Makers with respect to Quarterly Option Series.

(f)   **Temporary Withdrawal of Quotations by the Primary Lead Market Maker.** A Primary Lead Market Maker may apply to the Exchange to withdraw temporarily from its Primary Lead Market Maker status in an options class. The Primary Lead Market Maker must base its request on demonstrated legal or regulatory requirements that necessitate



its temporary withdrawal, or provide the Exchange an opinion of counsel certifying that such legal or regulatory basis exists. The Exchange will act promptly on such a request, and, if the request is granted, the Exchange will temporarily reassign the options class to another Primary Lead Market Maker.

Interpretations and Policies:

.01 Pursuant to Rule 604(e)(2)(iii), the continuous quoting requirement for Lead Market Makers does not apply to option series with a time to expiration of nine (9) months or greater, nor to intra-day add-on series. That limitation, however, does not prevent Lead Market Makers from quoting such long-term and intra-day add-on option series and does not prevent Lead Market Makers from receiving Directed Orders and the participation entitlement in such series in accordance with the provisions set forth in Rule 514(h) and (i).

.02 Pursuant to Rule 604(e)(1)(iii), the continuous quoting requirement for Primary Lead Market Makers does not apply to intra-day add-on series. That limitation, however, does not prevent Primary Lead Market Makers from quoting such intra-day add-on series and does not prevent Primary Lead Market Makers from receiving the participation entitlement in such series in accordance with the provisions set forth in Rule 514(g) and (i).

[Adopted: December 20, 2018]

Rule 605. Market Maker Orders

(a) **Options Classes to Which Appointed**. Market Makers may place principal orders to buy or sell options in the options classes to which they are appointed under Rule 602, including Day Limit Orders, Opening ("OPG") Orders, Auction-or-Cancel ("AOC") Orders, Immediate-or-Cancel ("IOC") Orders, Post-Only Orders and cAOC Complex Orders. Market Makers may not enter market orders or Good 'til Cancelled ("GTC") Orders in their assigned classes. Registered Market Makers shall comply with the provisions of Rule 604(e)(3)(i) upon the entry of such orders if they were not previously quoting in the series.

(b) **Options Classes Other Than Those to Which Appointed**.

(1) Except for market orders and GTC Orders, a Market Maker may enter all other order types permitted to be entered by Non-Customer participants under the Rules when the Market Maker is seeking to buy or sell options in classes of options listed on the Exchange to which the Market Maker is not appointed under Rule 602.

(2) **Registered Market Makers.** The total number of contracts executed during a quarter by a Registered Market Maker in options classes to which it is not appointed may not exceed twenty-five percent (25%) of the total number of contracts traded by such Registered Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 604(e) in any calendar quarter.

(3) **Lead Market Makers.** The total number of contracts executed during a quarter by a Lead Market Maker (including those Lead Market Makers appointed as Primary Lead Market Makers) in options classes to which it is not appointed may not exceed ten percent (10%) of the total number of contracts traded by such Lead Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 604(e)(1).

(c) **Priority of Market Maker Orders**. In accordance with Rule 514, executions resulting from Market Maker orders will always be allocated with other Professional Interest (such as orders from broker-dealers, firms, non- Priority Customers and non-priority Market Maker quotes) and after both Priority Customer interest and priority Market Maker quotes (as described in Rule 517) have been satisfied.



(d) **Non-MIAX Emerald Market Maker Orders**. An EEM may enter for the proprietary account of a non-MIAX Emerald Market Maker all order types permitted to be entered under the Rules by Members, other than market orders and GTC Orders.

[Adopted: December 20, 2018; amended April 19, 2021 (SR-EMERALD-2021-14)]

Rule 606. Trade Reporting and Comparison

The details of each trade executed on the Exchange are automatically reported at the time of execution. Members need not separately report their transactions for trade comparison purposes.

[Adopted: December 20, 2018]

Rule 607. Securities Accounts and Orders of Market Makers

(a) **Identification of Accounts**. In a manner prescribed by the Exchange, each Market Maker shall file with the Exchange and keep current a list identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion. No Market Maker shall engage in stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity or related securities trading in an account which has not been reported pursuant to this Rule. In addition, Market Makers in options on Exchange-Traded Fund Shares, as defined in Rule 402(i), are obligated to conduct all trading in the Exchange-Traded Fund Shares in account(s) that have been reported to the Exchange.

(b) **Reports of Orders**. Each Market Maker shall in the prescribed form, report to the Exchange every order entered by the Market Maker for the purchase or sale of (i) a security underlying options traded on the Exchange, or (ii) a security convertible into or exchangeable for such underlying security, as well as opening and closing positions in all such securities held in each account reported pursuant to paragraph (a) of this Rule. The report pertaining to orders must include the terms of each order, identification of the brokerage firms through which the orders were entered, the times of entry or cancellation, the times report of execution were received and, if all or part of the order was executed, the quantity and execution price.

(c) **Joint Accounts**. No Market Maker shall, directly or indirectly, hold any interest or participate in any joint account for buying or selling any option contract unless each participant in such joint account is a Member and unless such account is reported to and not disapproved by the Exchange. Such reports in a form prescribed by the Exchange shall be filed with the Exchange before any transaction is effected on the Exchange for such joint account. A participant in a joint account must:

   (1) Be either a Market Maker or a Clearing Member that carries the joint account;

   (2) File and keep current a completed application on such form as is prescribed by the Exchange;

   (3) Be jointly and severally responsible for assuring that the account complies with all the Rules; and

(4) Not be a Market Maker appointed to the same options classes to which the joint account holder is also appointed as a Market Maker.

[Adopted: December 20, 2018]

Rule 608. Letters of Guarantee

(a) **Required of Each Market Maker.** No Market Maker shall make any transactions on the Exchange unless a Letter of Guarantee has been issued for such Member by a Clearing Member and filed with the Exchange, and unless such Letter of Guarantee has not been revoked pursuant to paragraph (c) of this Rule.

(b) **Terms of Letter of Guarantee.** A Letter of Guarantee shall provide that the issuing Clearing Member accepts financial responsibilities for all Exchange Transactions made by the guaranteed Member.

(c) **Revocation of Letter of Guarantee.** A Letter of Guarantee filed with the Exchange shall remain in effect until a written notice of revocation has been filed with the Exchange. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective date of such revocation.

[Adopted: December 20, 2018]

Rule 609. Financial Requirements for Market Makers

(a) **Primary Lead Market Makers.** Every Primary Lead Market Maker shall maintain net liquidating equity of not less than $5,000,000.

(b) **Lead Market Makers.** Every Lead Market Maker shall maintain net liquidating equity of not less than $1,500,000.

(c) **Registered Market Makers**. Every Registered Market Maker shall maintain net liquidating equity of not less than $500,000.

(d) Each Market Maker which is a Clearing Member shall also maintain net capital sufficient to comply with the requirements of the Clearing Corporation and Exchange Act Rule 15c3-1. This equity requirement, as well as all other provisions of the section (including capital maintenance requirements), applies to each Market Maker account, without regard to the number of Market Maker accounts per firm.

(e) The term "net liquidating equity" means the sum of positive cash balances and long securities positions less negative cash balances and short securities positions.

[Adopted: December 20, 2018]

Rule 610. [Reserved]

Rule 611. Financial Arrangements of Market Makers

Each Market Maker who makes an arrangement to finance its transactions as a Market Maker must identify to the Exchange the source of the financing and its terms. The Exchange must be informed immediately of the intention of any party to terminate or change any such arrangement

[Adopted: December 20, 2018]

124.



Rule 612. Aggregate Risk Manager (ARM)

(a) The MIAX Emerald System will maintain a counting program ("counting program") for each Market Maker who is required to submit continuous two-sided quotations pursuant to Rule 604 in each of their appointed option classes. The counting program will count the number of contracts traded by a Market Maker in an appointed option class within a specified time period that has been established by the Market Maker (the "specified time period"). The specified time period cannot exceed 15 seconds, whether established by the Market Maker or as a default setting, as defined below. The Market Maker may also establish for each option class an Allowable Engagement Percentage. The Exchange will establish a default specified time period and a default Allowable Engagement Percentage ("default settings") on behalf of a Market Maker that has not established a specified time period and/or an Allowable Engagement Percentage. The default Allowable Engagement Percentage shall not be less than 100%. The default settings will be determined by the Exchange on an Exchange-wide basis and announced to Members via Regulatory Circular. When an execution of a Market Maker's Standard quote occurs, the System will look back over the specified time period to determine whether the execution triggers the Aggregate Risk Manager.

(b)   (1) **Aggregate Risk Manager.** The System will engage the Aggregate Risk Manager in a particular option class when the counting program has determined that a Market Maker has traded during the specified time period a number of contracts equal to or above their Allowable Engagement Percentage. The Aggregate Risk Manager will then automatically remove the Market Maker's Standard quotations from the Exchange's disseminated quotation in all series of that particular option class until the Market Maker sends a notification to the System of the intent to reengage quoting and submits a new revised quotation.

(i) **Reset on Quote Functionality**. When the Market Maker revises his/her quotation on the buy side or sell side of an individual option, contracts executed on that side of the individual option will not be included in the Allowable Engagement Percentage and Net Offset calculations, and the counting program is reset to zero on that side of the individual option until it trades again ("Reset on Quote"). A Market Maker may determine to disengage or re-engage the Reset on Quote functionality for an option class by notifying the Exchange in a manner required by the Exchange and communicated to Members by Regulatory Circular. If the Reset on Quote functionality is disengaged, the System will not reset the counting program to zero upon receipt of a revised quotation.

(2) **Allowable Engagement Percentage.** To determine whether the Market Maker's executed contracts is equal to or above their Allowable Engagement Percentage the following will occur:

(i) for each individual option in a class, the counting program will determine the percentage that the number of contracts executed in that individual option represents relative to the Market Maker's disseminated Standard quote in that individual option ("option percentage"); and

(ii) the counting program will combine the individual option percentages to determine the option class percentage ("class percentage"). When the class percentage equals or exceeds the Market Maker's Allowable Engagement Percentage the Aggregate Risk Manager will remove the Market Maker's quotations as described above.

(3) **Net Offset.** The number of contracts executed in an option class will be automatically offset by the number of contracts that are executed on the opposite side of the market in the same option class during the specified time period (the "Net Offset"). Long call positions will only be offset by short call positions, and long put positions will only be offset by short put positions. The option percentage will be determined based on the number of executed contracts after the Net Offset process has occurred.

(c) All of a Market Maker's quotes in each option class will be considered firm until such time as the Allowable Engagement Percentage threshold has been equaled or crossed and the Market Maker's quotes are removed by the



Aggregate Risk Manager in all series of that option class. Any marketable orders, or quotes that are executable against a Market Maker's disseminated quotation that are received prior to the time the Aggregate Risk Manager is engaged will be automatically executed at the disseminated price up to the Market Maker's disseminated size, regardless of whether such an execution results in executions in excess of the Market Maker's Allowable Engagement Percentage.

(d) In the event that the last Market Maker's quote is removed by the Aggregate Risk Manager, there are no other Market Makers quoting in the particular option class or individual option and there are no orders on the Book, the Exchange will disseminate a bid price of $0.00, with a size of zero contracts and/or an offer price of $0.00, with a size of zero contracts.

Interpretations and Policies:

.01 The System does not include contracts traded through the use of an eQuote in the counting program for purposes of this Rule. eQuotes will remain in the System available for trading and may continue to be submitted to the Exchange when the Aggregate Risk Manager is engaged.

.02 **Enhanced Aggregate Risk Manager Protections.** Market Makers may determine to engage any of the following Enhanced Aggregate Risk Manager Protections in the System:

(a) **Market Maker Single Class Protection.** A Market Maker may determine to engage the Market Maker Single Class Protection feature for a particular option class in which the Market Maker is appointed (an "appointed option class"). When the Allowable Engagement Percentage in such appointed option class has been equaled or exceeded a specified number of times (not less than three times and not more than 99 times) within a specified time period (for purposes of the Enhanced ARM Protections, the "ARM trigger counting period") (each as determined by the Market Maker), the Market Maker Single Class Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in such appointed option class until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Market Maker Single Class Protection feature. The ARM trigger counting period may not be less than one second and may not exceed 24,300 seconds.

(b) **Market Maker Aggregate Class Protection.** A Market Maker may determine to engage the Market Maker Aggregate Class Protection feature for all of the Market Maker's appointed option classes. The System will aggregate the specified number of times that the Allowable Engagement Percentage has been equaled or exceeded within the ARM trigger counting period for an entire Market Maker organization. When the Allowable Engagement Percentage has been equaled or exceeded in a specified number of such Market Maker's appointed option classes within the ARM trigger counting period (each as determined by the Market Maker), the Market Maker Aggregate Class Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in all of the Market Maker organization's appointed option classes until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Market Maker Aggregate Class Protection feature. In the event that the Allowable Engagement Percentage in one appointed option class is equaled or exceeded multiple times during the ARM trigger counting period, the System will consider such multiple events to be one single trigger for purposes of engagement of the Market Maker Aggregate Class Protection feature.

(c) **Market Maker Single Side Protection**. A Market Maker may determine to engage the Market Maker Single Side Protection ("SSP") feature by Market Participant Identifier ("MPID"). If the full remaining size of a Market Maker's Standard quote, or IOC eQuote, in an individual option, is exhausted by a trade, the System will trigger the SSP. When triggered, the System will cancel all Standard quotes and block all new inbound Standard quotes, and IOC eQuotes, for that particular side of that individual option for that MPID. The System will provide a notification message



to the Market Maker. The block will remain in effect until the Market Maker notifies the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the SSP ("SSP Reset").

[Adopted: December 20, 2018; amended April 19, 2021 (SR-EMERALD-2021-14)]



Chapter VII. Exercises and Deliveries

The rules contained in MIAX Chapter VII, as such rules may be in effect from time to time (the "Chapter VII Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter VII, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter VII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter VII Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter VII Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter VII Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter VII Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter VII Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter VII Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended May 13, 2024 (SR-MIAX-2024-21)]



Chapter VIII. Records, Reports and Audits

The rules contained in MIAX Chapter VIII, as such rules may be in effect from time to time (the "Chapter VIII Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter VIII, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter VIII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter VIII Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter VIII Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter VIII Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter VIII Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter VIII Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter VIII Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018]



Chapter IX. Summary Suspension

The rules contained in MIAX Chapter IX, as such rules may be in effect from time to time (the "Chapter IX Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter IX, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter IX Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter IX Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter IX Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter IX Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter IX Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter IX Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter IX Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018]



Chapter X. Discipline

The rules contained in MIAX Chapter X, as such rules may be in effect from time to time (the "Chapter X Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter X, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter X Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter X Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter X Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter X Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter X Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter X Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter X Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended January 9, 2020 (SR-MIAX-2019-50); amended June 23, 2020 (SR-MIAX-2020-17)]



Chapter XI. Hearings, Review and Arbitration

The rules contained in MIAX Chapter XI, as such rules may be in effect from time to time (the "Chapter XI Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XI, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XI Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XI Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XI Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XI Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XI Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XI Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XI Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018]



Chapter XII. Organization and Administration

Rule 1200. Divisions of the Exchange

The divisions of the Exchange shall include the Regulatory Division and such other Divisions as the Chief Executive Officer, with the approval of the Board, may establish. The Chief Executive Officer shall appoint a head of every Division and may designate departments within each Division.

[Adopted: December 20, 2018]

Rule 1201. Designees

(a) The Chief Executive Officer ("CEO") or the Chief Regulatory Officer ("CRO") of the Exchange may formally designate one or more qualified employees of MIAX Emerald to act in place of any person named in a rule as having authority to act under such rule in the event that the named person in the rule is not available to administer that rule.

(b) For purposes of a designation by the CEO, a qualified employee is: (1) any officer of MIAX Emerald that the CEO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) any employee of the Exchange that the CEO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

(c) For purposes of a designation by the CRO, a qualified employee is: (1) any officer of the MIAX Emerald Regulatory Division that the CRO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) an employee of the MIAX Emerald Regulatory Division that the CRO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

[Adopted: December 20, 2018]

Rule 1202. Membership Dues

(a) The dues payable by Members shall be fixed from time to time by the Board. Dues shall be payable in full on the first day of each month on a nonrefundable basis and shall be applied to the month beginning on that day. The Board may, on the request of a Member who is serving on active duty in the Armed Forces of the United States, waive dues during the period of such service.

(b) In addition to the fees and charges provided for by Rule 1202, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange or to an organization designated by the Exchange by Members or by categories of Members with respect to applications, registrations, approvals, use of Exchange facilities, or other services or privileges granted.

[Adopted: December 20, 2018]

Rule 1203. Other Fees and Charges

(a) **Access Fees.** The access fees payable by Members shall be fixed from time to time by the Board.

(b) **Transaction Fees.** Members shall pay a fee for each transaction they execute on the Exchange, as may be determined by the Board.



(c) **Communication Fees.** The Board may, at its discretion, impose a communication fee for quotes entered on the Exchange in addition to the fee contained in Rule 1202(b).

(d) **Regulatory Fees or Charges.** In addition to the dues and charges specified in this Chapter, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange by Members or by Classes of Members with respect to applications, registrations, approvals, use of Exchange facilities, regulatory oversight or other services or privileges granted.

(e) **Fee Disputes.** All disputes concerning fees, dues or charges assessed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. All disputes related to fees, dues or other charges must be submitted to the Exchange no later than sixty (60) days after the date of the monthly invoice. All Exchange invoices are due in full on a timely basis and payable in accordance with Rule 208. Any disputed amount resolved in the Member's favor will be subsequently credited to the Clearing Member's account at the Clearing Corporation.

[Adopted: December 20, 2018]

Rule 1204. Liability for Payment of Fees

(a) Any Member that does not pay any dues, fees, assessments, charges, fines or other amounts due to the Exchange within thirty (30) days after they have become payable shall be reported to the President, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member's trading privileges until payment is made.

(b) A person associated with a Member who fails to pay any fine or other amounts due to the Exchange within thirty (30) days after such amount has become payable and after reasonable notice of such arrearages, may be suspended from association with a Member until payment is made.

[Adopted: December 20, 2018]

Rule 1205. Exchange's Costs of Defending Legal Proceedings

Any Member or person associated with a Member who fails to prevail in a lawsuit or other legal proceeding instituted by such person against the Exchange or any of its Directors, officers, committee members, limited liability members, employees or agents, and related to the business of the Exchange, shall pay to the Exchange all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000). This provision shall not apply to disciplinary actions by the Exchange, to administrative appeals of Exchange actions or in any specific instance where the Board has granted a waiver of this provision.

[Adopted: December 20, 2018]

Rule 1206. Committees of the Exchange

(a) **Establishment of Committees**. The Chief Executive Officer, with the approval of the Board, shall appoint any committee members that are not Directors to committees established by the Board in the By-Laws, or established by the Chief Executive Officer pursuant to authority delegated to him by the Board.



(b) **Removal of Committee Members**. The Chief Executive Officer may, with the approval of the Board, remove any committee member that is not a Director for refusal, neglect, or inability to discharge such committee member's duties.

(c) **Committee Procedures**. Except as otherwise provided in the By-Laws, the Rules or resolution of the Board, each committee shall determine its own time and manner of conducting its meetings and the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Committees may act informally by written consent of all of the members of the committee.

(d) **General Duties and Powers of Committees.** Each committee shall administer the provisions of the By-Laws and the Rules pertaining to matters within its jurisdiction. Each committee shall have such other powers and duties as may be delegated to it by the Board. Each committee is subject to the control and supervision of the Board.

[Adopted: December 20, 2018]

Rule 1207. Sales Value Fee

(a) The Sales Value Fee is assessed by the Exchange to each Member for sales on the Exchange with respect to which the Exchange is obligated to pay a fee to the Commission pursuant to Section 31 of the Exchange Act. To the extent there may be any excess monies collected under this rule, the Exchange may retain those monies to help fund general operating expenses. The sales transactions to which the fee applies are sales of options (other than options on a security index) and the sales of securities resulting from the exercise of physical-delivery options. The fee is collected indirectly from Members through their clearing firms by The Options Clearing Corporation on behalf of MIAX Emerald with respect to option sales and options exercises.

(b) The Sales Value Fee is equal to the Section 31 fee rate multiplied by the Member's aggregate dollar amount of covered sales resulting from options transactions occurring on the Exchange during any computational period.

[Adopted: December 20, 2018]



Chapter XIII. Doing Business with the Public

The rules contained in MIAX Chapter XIII, as such rules may be in effect from time to time (the "Chapter XIII Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XIII, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XIII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XIII Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XIII Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XIII Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XIII Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XIII Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XIII Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended January 9, 2020 (SR-MIAX-2019-50); amended March 30, 2020 (SR-MIAX-2020-06); amended June 4, 2020 (SR-MIAX-2020-15); amended July 2, 2020 (SR-MIAX-2020-24); amended September 4, 2020 (SR-MIAX-2020-30); amended February 8, 2021 (SR-MIAX-2021-01); amended March 7, 2022 (SR-MIAX-2022-09); amended February 10, 2023 (SR-MIAX-2023-04); amended February 6, 2024 (SR-MIAX-2024-10); amended November 25, 2024 (SR-MIAX-2024-44); amended March 25, 2025; operative April 17, 2025 (SR-MIAX-2025-12); amended May 29, 2025 (SR-MIAX-2025-25)]



Chapter XIV. Order Protection, Locked and Crossed Markets

The rules contained in MIAX Chapter XIV, as such rules may be in effect from time to time (the "Chapter XIV Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XIV, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XIV Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XIV Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XIV Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XIV Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XIV Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XIV Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XIV Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended December 3, 2019 (SR-MIAX-2019-48)]



Chapter XV. Margins

The rules contained in MIAX Chapter XV, as such rules may be in effect from time to time (the "Chapter XV Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XV, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XV Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XV Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XV Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XV Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XV Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XV Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XV Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018]



Chapter XVI. Net Capital Requirements

The rules contained in MIAX Chapter XVI, as such rules may be in effect from time to time (the "Chapter XVI Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XVI, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XVI Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XVI Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XVI Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XVI Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XVI Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XVI Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XVI Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018]



Chapter XVII. Consolidated Audit Trail Compliance Rule

The rules contained in MIAX Chapter XVII, as such rules may be in effect from time to time (the "Chapter XVII Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XVII, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XVII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XVII Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XVII Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XVII Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XVII Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XVII Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XVII Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended June 22, 2020 (SR-MIAX-2020-18); amended July 31, 2020 (SR-MIAX-2020-27); amended January 11, 2021 (SR-MIAX-2020-38); amended January 24, 2024 (SR-MIAX-2024-04)]



Chapter XVIII. Index Options

The rules contained in MIAX Chapter XVIII, as such rules may be in effect from time to time (the "Chapter XVIII Rules"), are hereby incorporated by reference into this MIAX Emerald Chapter XVIII, and are thus MIAX Emerald Rules and thereby applicable to MIAX Emerald Members. MIAX Emerald Members shall comply with the Chapter XVIII Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in Chapter XVIII Rules shall be read to refer to the MIAX Emerald related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter XVIII Rules shall be read to refer to MIAX Emerald; the defined term "Rule" in the Chapter XVIII Rules shall be read to refer to the MIAX Emerald Rule; the defined term "Chapter" in the Chapter XVIII Rules shall be read to refer to the MIAX Emerald Chapter; the defined term "Market Maker" in Chapter XVIII Rules shall be read to refer to the MIAX Emerald Market Maker; and the defined term "Member" in the Chapter XVIII Rules shall be read to refer to the MIAX Emerald Member.

[Adopted: December 20, 2018; amended June 19, 2019 (SR-MIAX-2019-25); amended May 18, 2020 (SR-MIAX-2020-08); amended April 29, 2021 (SR-MIAX-2021-09); amended October 27, 2022 (SR-MIAX-2022-39); amended November 14, 2023 (SR-MIAX-2023-44); amended September 25, 2024 (SR-MIAX-2024-38); amended March 27, 2025 (SR-MIAX-2025-16)]



Chapter XIX. Registration, Qualification and Continuing Education

Rule 1900. Registration Requirements

Each person engaged in the securities business of a Member shall be registered with the Exchange as a representative or principal in each category of registration appropriate to his or her functions and responsibilities as specified in Rule 1901, unless exempt from registration pursuant to Rule 1902. Such person shall not be qualified to function in any registered capacity other than that for which the person is registered, unless otherwise stated in the rules.

Interpretations and Policies:

.01 **Minimum Number of Registered Principals.** Each Member, except a Member with only one associated person, shall have at least two officers or partners who are registered as General Securities Principals pursuant to Rule 1901(b)(1), provided that a Member that is limited in the scope of its activities may instead have two officers or partners who are registered in a principal category under Rule 1901(b) that corresponds to the scope of the Member's activities; and provided further that a proprietary trading firm with 25 or fewer registered representatives shall only be required to have one officer or partner who is registered as a principal. The requirement that a Member have a minimum of two principals shall apply to persons seeking admission as Members and existing Members.

The Exchange may waive the requirement that a Member have a minimum of two principals in situations that indicate conclusively that only one person associated with an applicant for membership or existing Member should be required to register as a principal.

.02 **Permissive Registrations.** A Member may make application for or maintain the registration as a representative or principal, pursuant to Rule 1901, of any associated person of the Member and any individual engaged in the securities business of a foreign securities affiliate or subsidiary of the Member. Individuals maintaining such permissive registrations shall be considered registered persons and subject to all Exchange rules, to the extent relevant to their activities.

Consistent with the requirements of the Exchange's supervision rules, Members shall have adequate supervisory systems and procedures reasonably designed to ensure that individuals with permissive registrations do not act outside the scope of their assigned functions. With respect to an individual who solely maintains a permissive registration(s), the individual's direct supervisor shall not be required to be a registered person. However, for purposes of compliance with the Exchange's supervision rules, a Member shall assign a registered supervisor who shall be responsible for periodically contacting such individual's direct supervisor to verify that the individual is not acting outside the scope of his or her assigned functions. If such individual is permissively registered as a representative, the registered supervisor shall be registered as a representative or principal. If the individual is permissively registered as a principal, the registered supervisor shall be registered as a principal. Moreover, the registered supervisor of an individual who solely maintains a permissive registration(s) shall not be required to be registered in the same representative or principal registration category as the permissively-registered individual.

.03 **Qualification Examinations and Waivers of Examinations.** Before the registration of a person as a representative can become effective under Rule 1900, such person shall pass the Securities Industry Essentials ("SIE") and an appropriate representative qualification examination as specified in Rule 1901(c). Before the registration of a person as a principal can become effective under Rule 1900, such person shall pass an appropriate principal qualification examination as specified in Rule 1901(b).



If the job functions of a registered representative change so as to require the person to register in another representative category, the person shall not be required to pass the SIE. Rather, the registered person would need to pass only an appropriate representative qualification examination as specified in Rule 1901(c). All associated persons shall be eligible to take the SIE. In addition, individuals who are not associated persons shall be eligible to take the SIE. However, passing the SIE alone shall not qualify an individual for registration with the Exchange. To be eligible for registration with the Exchange, an individual shall pass an applicable representative or principal qualification examination as specified in Rule 1901 and satisfy all other applicable prerequisite registration requirements.

The Exchange may, in exceptional cases and where good cause is shown, waive the applicable qualification examination(s) and accept other standards as evidence of an applicant's qualifications for registration. Age or disability will not individually of themselves constitute sufficient grounds to waive a qualification examination. Experience in fields ancillary to the securities business may constitute sufficient grounds to waive a qualification examination. The Exchange shall only consider waiver requests submitted by a Member for individuals associated with the Member who are seeking registration in a representative or principal registration category. Moreover, the Exchange shall consider waivers of the SIE alone or the SIE and the applicable representative and principal examination(s) for such individuals. The Exchange shall not consider a waiver of the SIE for individuals who are not associated persons or for associated persons who are not registering with the Exchange as representatives or principals.

.04 **Requirements for Registered Persons Functioning as Principals for a Limited Period.** Subject to the requirements of Rule 1901, Interpretation and Policy .03, a Member may designate any person currently registered, or who becomes registered, with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination as specified under Rule 1901(b), provided that such person has at least 18 months of experience functioning as a registered representative within the five-year period immediately preceding the designation and has fulfilled all applicable prerequisite registration, fee and examination requirements prior to designation as a principal. However, in no event may such person function as a principal beyond the initial 120 calendar day period without having successfully passed an appropriate principal qualification examination as specified under Rule 1901(b). The requirements above apply to designations to any principal category, including those categories that are not subject to a prerequisite representative registration requirement.

Subject to the requirements of Rule 1901, Interpretation and Policy .03, a Member may designate any person currently registered, or who becomes registered, with the Member as a principal to function in another principal category for a period of 120 calendar days prior to passing an appropriate qualification examination as specified under Rule 1901. However, in no event may such person function in such other principal category beyond the initial 120 calendar day period without having successfully passed an appropriate qualification examination as specified under Rule 1901.

.05 **Rules of Conduct for Taking Examinations and Confidentiality of Examinations.** Associated persons taking the SIE shall be subject to the SIE Rules of Conduct. Associated persons taking any representative or principal examination shall be subject to the Rules of Conduct for representative and principal examinations. A violation of the SIE Rules of Conduct or the Rules of Conduct for representative and principal examinations by an associated person shall be deemed to be a violation of Exchange rules requiring observance of high standards of commercial honor or just and equitable principles of trade. If the Exchange determines that an associated person has violated the SIE Rules of Conduct or the Rules of Conduct for representative and principal examinations, the associated person may forfeit the results of the examination and may be subject to disciplinary action by the Exchange. The Exchange considers all of the qualification examinations content to be highly confidential. The removal of examination content from an examination center, reproduction, disclosure, receipt from or passing to any person, or use for study purposes



of any portion of such qualification examination or any other use that would compromise the effectiveness of the examinations and the use in any manner and at any time of the questions or answers to the examinations shall be prohibited and shall be deemed to be a violation of Exchange rules requiring observance of high standards of commercial honor or just and equitable principles of trade. An applicant cannot receive assistance while taking the examination and shall certify that no assistance was given to or received by him or her during the examination.

.06 **Waiting Periods for Retaking a Failed Examination.** Any person who fails to pass a qualification examination prescribed by the Exchange shall be permitted to take that examination again after a period of 30 calendar days has elapsed from the date of such person's last attempt to pass that examination, except that any person who fails to pass an examination three or more times in succession within a two-year period shall be prohibited from again taking that examination until a period of 180 calendar days has elapsed from the date of such person's last attempt to pass that examination. The waiting periods for retaking a failed examination shall apply to the SIE and the representative and principal examinations specified under Rule 1901.

.07 **All Registered Representatives and Principals Must Satisfy the Regulatory Element of Continuing Education.** All registered representatives and principals, including those individuals who solely maintain permissive registrations pursuant to Rule 1900, Interpretation and Policy .02, shall satisfy the Regulatory Element of continuing education for each representative or principal registration category that they hold as specified in Rule 1903(a). If a person registered with a Member has a continuing education deficiency with respect to that registration as provided under Rule 1903(a), such person shall not be permitted to be registered in another registration category with the Exchange under Rule 1901 with that Member or to be registered in any registration category with the Exchange under Rule 1901 with another Member, until the person has satisfied the deficiency.

.08 **Lapse of Registration and Expiration of SIE.** Any person who was last registered in a representative registration category two or more years immediately preceding the date of receipt by the Exchange of a new application for registration in that registration category shall be required to pass a representative qualification examination appropriate to that registration category as specified in Rule 1901(c), unless the person has maintained his or her qualification status for that registration category in accordance with Rule 1903(c) or as otherwise permitted by the Exchange. Any person who last passed the SIE or who was last registered as a representative, whichever occurred last, four or more years immediately preceding the date of receipt by the Exchange of a new application for registration as a representative shall be required to pass the SIE in addition to a representative qualification examination appropriate to his or her category of registration as specified in Rule 1901(c).

Any person who was last registered in a principal registration category two or more years immediately preceding the date of receipt by the Exchange of a new application for registration in that registration category shall be required to pass a principal qualification examination appropriate to that registration category as specified in Rule 1901(b), unless the person has maintained his or her qualification status for that registration category in accordance with Rule 1903(c) or as otherwise permitted by the Exchange. Any person whose registration has been revoked pursuant to Rule 1011 and any person who has a continuing education deficiency for a period of two years as provided under Rule 1903(a) shall be required to pass a representative or principal qualification examination appropriate to his or her category of registration as specified in Rule 1901(b) or Rule 1901(c), respectively, to be eligible for registration with the Exchange. For purposes of Interpretation and Policy .08 of this Rule, an application shall not be considered to have been received by the Exchange if that application does not result in a registration.

.09 **Waiver of Examinations for Individuals Working for a Financial Services Industry Affiliate of a Member.** Upon request by a Member, the Exchange shall waive the applicable qualification examination(s) for an individual designated with the Exchange as working for a financial services industry affiliate of a Member if the following conditions are met: (i) prior to the individual's initial designation, the individual was registered as a representative or principal for a total of five years within the most recent 10-year period, including for the most recent year with the Member that initially designated the individual; (ii) the waiver request is made within seven years of the individual's



initial designation; (iii) the initial designation and any subsequent designation(s) were made concurrently with the filing of the individual's related Form U5; (iv) the individual continuously worked for the financial services industry affiliate(s) of a Member since the individual's last Form U5 filing; (v) the individual has complied with the Regulatory Element of continuing education as specified in Rule 1903(a); and (vi) the individual does not have any pending or adverse regulatory matters, or terminations, that are reportable on the Form U4, and has not otherwise been subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act while the individual was designated as eligible for a waiver.

As used in Interpretation and Policy .09 of this Rule, a "financial services industry affiliate of a Member" is a legal entity that controls, is controlled by or is under common control with a Member and is regulated by the SEC, Commodity Futures Trading Commission, state securities authorities, federal or state banking authorities, state insurance authorities, or substantially equivalent foreign regulatory authorities.

Effective July 1, 2022, the Exchange will not accept any new initial designations for individuals under the waiver program set forth in Interpretation and Policy .09 of this Rule.

.10 **Status of Persons Serving in the Armed Forces of the United States.** The following provisions address the status of current and former registered persons serving in active duty in the Armed Forces of the United States:

(a) **Inactive Status of Currently Registered Persons.** A registered person of a Member who volunteers for or is called into active duty in the Armed Forces of the United States shall be placed, after proper notification to the Exchange, on inactive status and need not be re-registered by such Member upon his or her return to active employment with the Member. Such person shall remain eligible to receive transaction-related compensation, including continuing commissions. The employing Member also may allow such person to enter into an arrangement with another registered person of the Member to take over and service the person's accounts and to share transaction- related compensation based upon the business generated by such accounts. However, because such persons are inactive, they may not perform any of the functions and responsibilities performed by a registered person.

A registered person who is placed on inactive status pursuant to this paragraph (a) shall not be included within the scope of fees, if any, charged by the Exchange with respect to registered persons. In addition, a registered person who is placed on inactive status pursuant to this paragraph (a) shall not be required to complete either the Regulatory Element or Firm Element set forth in Rule 1903 during the pendency of such inactive status. The relief provided in this paragraph (a) shall be available to a registered person who is placed on inactive status pursuant to this paragraph (a) during the period that such person remains registered with the Member with which he or she was registered at the beginning of active duty in the Armed Forces of the United States, regardless of whether the person returns to active employment with another Member upon completion of his or her active duty in the Armed Forces of the United States. The relief described in this paragraph (a) shall be provided only to a person registered with a Member and only while the person remains on active military duty. Further, the Member with which such person is registered shall promptly notify the Exchange in such manner as the Exchange may specify of such person's return to active employment with the Member.

(b) **Inactive Status of Sole Proprietorships.** A Member that is a sole proprietor who temporarily closes his or her business by reason of volunteering for or being called into active duty in the Armed Forces of the United States, shall be placed, after proper notification to the Exchange, on inactive status while the Member remains on active military duty. A sole proprietor Member placed on inactive status as set forth in this paragraph (b) shall not be required to pay dues or assessments during the pendency of such inactive status and shall not be required to pay an admission fee upon return to active participation in the securities business. The relief described in this paragraph (b) shall be provided only to a sole proprietor Member and only while the person remains on active military duty. Further, the sole proprietor shall promptly notify the Exchange in such manner as the Exchange may specify of his or her return to active participation in the securities business.



(c) **Status of Formerly Registered Persons.** If a person who was formerly registered with a Member volunteers for or is called into active duty in the Armed Forces of the United States at any time within two years after the date the person ceased to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 1900, Interpretation and Policy .08 (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE). The Exchange shall defer the lapse of registration requirements and the SIE commencing on the date the person begins actively serving in the Armed Forces of the United States, provided that the Exchange is properly notified of the person's period of active military service within 90 days following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral will terminate 90 days following the person's completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 1900, Interpretation and Policy .08, reduced by the period of time between the person's termination of registration and beginning of active service in the Armed Forces of the United States.

If a person placed on inactive status while serving in the Armed Forces of the United States ceases to be registered with a Member, the Exchange shall defer the lapse of registration requirements set forth in Rule 1900, Interpretation and Policy .08 (i.e., toll the two-year expiration period for representative and principal qualification examinations) and the lapse of the SIE (i.e., toll the four-year expiration period for the SIE) during the pendency of his or her active service in the Armed Forces of the United States. The Exchange shall defer the lapse of registration requirements based on existing information in the CRD system, provided that the Exchange is properly notified of the person's period of active military service within two years following his or her completion of active service or upon his or her re-registration with a Member, whichever occurs first. The deferral shall terminate 90 days following the person's completion of active service in the Armed Forces of the United States. Accordingly, if such person does not re-register with a Member within 90 days following his or her completion of active service in the Armed Forces of the United States, the amount of time in which the person must become re-registered with a Member without being subject to a representative or principal qualification examination or the SIE shall consist of the standard two-year period for representative and principal qualification examinations or the standard four-year period for the SIE, whichever is applicable, as provided in Rule 1900, Interpretation and Policy .08.

.11 **Impermissible Registrations.** Members shall not register or maintain the registration of any person unless consistent with the requirements of Rule 1900.

.12 **Application for Registration and Jurisdiction**

(a) **Application for Registration.** (1) Application by any person for registration with the Exchange, properly signed by the applicant, shall be made to the Exchange on Form U4 via the CRD system, and shall contain: (i) an agreement to comply with the federal securities laws, the rules and regulations thereunder, the Exchange Rules, and all rulings, orders, directions, and decisions issued and sanctions imposed under the Exchange Rules; and (ii) such other reasonable information with respect to the applicant as the Exchange may require. (2) The Exchange shall not approve an application for registration of any person who is not eligible to be an associated person of an Exchange Member under Exchange Rules. (3) Every application for registration filed with the Exchange shall be kept current at all times by supplementary amendments to Form U4 via the CRD system. Such amendments to the application shall be filed with the Exchange not later than 30 days after the applicant learns of the facts or circumstances giving rise to the amendment. If such amendment involves a statutory disqualification, such amendment shall be filed not later than ten days after such disqualification occurs.



(b) **Notification by Member to the Exchange and Associated Person of Termination; Amendment to Notification.** (1) Following the termination of the association with an Exchange Member of a person who is registered with it, such Exchange Member shall, not later than 30 days after such termination, give notice of the termination of such association to the Exchange via the CRD system using Form U5, and concurrently shall provide to the person whose association has been terminated a copy of said notice as filed with the Exchange. An Exchange Member that does not submit such notification and provide a copy to the person whose association has been terminated, within the time period prescribed, shall be assessed any late filing fee that is specified by Exchange Rules. Termination of registration of such person associated with an Exchange Member shall not take effect so long as any complaint or action under the Exchange Rules is pending against an Exchange Member and to which complaint or action such person associated with an Exchange Member is also a respondent, or so long as any complaint or action is pending against such person individually under the Exchange Rules. The Exchange, however, may in its discretion declare the termination effective at any time. (2) The Exchange Member shall notify the Exchange, via the CRD system, by means of an amendment to the notice filed pursuant to paragraph (1) in the event that the Exchange Member learns of facts or circumstances causing any information set forth in said notice to become inaccurate or incomplete. Such amendment shall be filed with the Exchange via the CRD system, and a copy provided to the person whose association with the Exchange Member has been terminated not later than 30 days after the Exchange Member learns of the facts or circumstances giving rise to the amendment.

(c) No Exchange Member shall permit any person associated with the Exchange Member to engage in the securities business unless the Exchange Member determines that such person satisfies the qualification requirements established by the Exchange Board and is not subject to statutory disqualification.

.13 **Temporary Extension of the Limited Period for Registered Persons to Function as Principals.** Any person who was designated to function as a principal under Interpretation and Policy .04 of this Rule prior to March 3, 2021 may continue to function as a principal without having successfully passed an appropriate qualification examination until June 30, 2021.

[Adopted: January 9, 2020 (SR-EMERALD-2020-02); amended December 28, 2020 (SR-EMERALD-2020-21); amended April 21, 2021 (SR-EMERALD-2021-15); amended June 28, 2022 (SR-EMERALD-2022-22)]

Rule 1901. Registration Categories

(a) **Definitions**.

Actively Engaged in the Management of the Member's Securities Business
The term "actively engaged in the management of the Member's securities business" means the management of, and the implementation of corporate policies related to, such business. The term "actively engaged in the management of the Member's securities business" also includes managerial decision-making authority with respect to the Member's securities business and management-level responsibilities for supervising any aspect of such business, such as serving as a voting member of the Member's executive, management or operations committees.

Financial and Operations Principal
The term "**Financial and Operations Principal**" shall mean a person associated with a Member whose duties include (i) final approval and responsibility for the accuracy of financial reports submitted to any duly established securities industry regulatory body; (ii) final preparation of such reports; (iii) supervision of individuals who assist in the preparation of such reports; (iv) supervision of and responsibility for individuals who are involved in the actual maintenance of the Member's books and records from which such reports are derived; (v) supervision and/or performance of the Member's responsibilities under all financial responsibility rules promulgated pursuant to the provisions of the Act; (vi) overall supervision of and responsibility for the individuals who are involved in the



administration and maintenance of the Member's back office operations; and (vii) any other matter involving the financial and operational management of the Member.

Principal

The term "**principal**" means any person associated with a Member, including, but not limited to, sole proprietor, officer, partner, manager of office of supervisory jurisdiction, director or other person occupying a similar status or performing similar functions, who is actively engaged in the management of the Member's securities business, such as supervision, solicitation, conduct of business in securities or the training of persons associated with a Member for any of these functions. Such persons shall include, among other persons, a Member's chief executive officer and chief financial officer (or equivalent officers). The term "**principal**" also includes any other person associated with a Member who is performing functions or carrying out responsibilities that are required to be performed or carried out by a principal under Exchange rules.

Representative

The term "**representative**" means any person associated with a Member, including assistant officers other than principals, who is engaged in the Member's securities business, such as supervision, solicitation, conduct of business in securities or the training of persons associated with a Member for any of these functions.

(b) **Principal Registration Categories.**

    (1) **General Securities Principal.**

        (i) **Requirements.** Each principal as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a General Securities Principal, subject to the following exceptions:

            (A) if a principal's activities are limited to the functions of a Compliance Official, a Financial and Operations Principal, a Securities Trader Principal, a Securities Trader Compliance Officer, or a Registered Options Principal as specified in paragraph (b) of this Rule, then such person shall appropriately register in one or more of those categories;

            (B) Reserved.

            (C) if a principal's activities are limited solely to the functions of a General Securities Sales Supervisor as specified in paragraph (b)(9) of this Rule, then such person may appropriately register in that category in lieu of registering as a General Securities Principal, provided, however, that if such person is engaged in options sales activities, such person shall be required to register with the Exchange as a Registered Options Principal as specified in paragraph (b)(7) of this Rule or as a General Securities Sales Supervisor as specified in paragraph (b)(9) of this Rule; and

            (D) Reserved.

        (ii) **Qualifications.** All individuals registering as General Securities Principals after October 1, 2018 shall, prior to or concurrent with such registration, become registered pursuant to paragraph (b)(1) of this Rule as a General Securities Representative and pass the General Securities Principal qualification exam.

    (2) **Compliance Official.**

        (i) **Requirements.** Subject to the exception in paragraph (b)(2)(iii) of this Rule, each person designated as a Chief Compliance Officer on Schedule A of Form BD shall be required to register with the Exchange



as a General Securities Principal, provided that such person may instead register as a Compliance Official if his or her duties do not include supervision of trading.

(ii) **Qualifications.** All individuals registering as Compliance Official shall, prior to or concurrent with such registration, pass the Compliance Official qualification examination.

(iii) **Exception. Principals.** An individual designated as a Chief Compliance Officer on Schedule A of Form BD of a Member that is engaged in limited securities business may be registered in a principal category under Rule 1901(b) that corresponds to the limited scope of the Member's business.

(iv) **Exception. Securities Trader Compliance Officer.** An individual designated as a Chief Compliance Officer on Schedule A of Form BD may register and qualify as a Securities Trader Compliance Officer if, with respect to transactions in equity, preferred or convertible debt securities, or options such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities other than a person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the SEC pursuant to the Investment Company Act and that controls, is controlled by, or is under common control with a Member. All individuals registering as Securities Trader Compliance Officers shall become registered pursuant to paragraph (c)(3) of this Rule as a Securities Trader and pass the Compliance Official qualification exam.

(3) **Financial and Operations Principal.**

(i) **Requirements.** Every Member of the Exchange that is operating pursuant to the provisions of SEC Rule 15c3-1(a)(1)(ii), (a)(2)(i) or (a)(8), shall designate at least one Financial and Operations Principal who shall be responsible for performing the duties described in paragraph (a) of this Rule. Each person associated with a Member who performs such duties shall be required to register as a Financial and Operations Principal with the Exchange. The requirements of paragraph (b)(3)(i) of this Rule shall not apply to a Member that is exempt from the requirement to designate a Financial and Operations Principal.

(ii) **Qualifications.** All individuals registering as a Financial and Operations Principal shall pass the Financial and Operations Principal qualification examination before such registration may become effective.

(iii) A person registered solely as a Financial and Operations Principal shall not be qualified to function in a principal capacity with responsibility over any area of business activity not described in paragraph (a) of this Rule for a Financial and Operations Principal.

(4) **Investment Banking Principal.** Reserved.

(5) **Research Principal.** Reserved.

(6) **Securities Trader Principal.**

(i) **Requirements.** Each principal as defined in paragraph (a) of this Rule who is responsible for supervising the securities trading activities specified in paragraph (c)(3) of this Rule shall be required to register with the Exchange as a Securities Trader Principal.

(ii) **Qualifications.** Each person seeking to register as a Securities Trader Principal shall, prior to or concurrent with such registration, become registered pursuant to paragraph (c)(3) of this Rule as a Securities Trader and pass the General Securities Principal qualification examination.



(7) **Registered Options Principal.**

        (i) **Requirements.** Each Member that is engaged in transactions in options with the public shall have at least one Registered Options Principal. In addition, each principal as defined in paragraph (a) of this Rule who is responsible for supervising a Member's options sales practices with the public shall be required to register with the Exchange as a Registered Options Principal, subject to the following exception. If a principal's options activities are limited solely to those activities that may be supervised by a General Securities Sales Supervisor, then such person may register as a General Securities Sales Supervisor pursuant to paragraph (b)(9) of this Rule in lieu of registering as a Registered Options Principal.

        (ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person registered as a Registered Options Principal on October 1, 2018 and each person who was registered as a Registered Options Principal within two years prior to October 1, 2018 shall be qualified to register as a Registered Options Principal without passing any additional qualification examinations. All other individuals registering as Registered Options Principals after October 1, 2018 shall, prior to or concurrent with such registration, become registered pursuant to paragraph (c)(1) of this Rule as a General Securities Representative and pass the Registered Options Principal qualification examination.

        (8) **Government Securities Principal.** Reserved.

        (9) **General Securities Sales Supervisor.**

        (i) **Principals Engaged in Limited Activities.** Each principal as defined in paragraph (a) of this Rule may register with the Exchange as a General Securities Sales Supervisor if his or her supervisory responsibilities in the securities business of a Member are limited to the securities sales activities of the Member, including the approval of customer accounts, training of sales and sales supervisory personnel and the maintenance of records of original entry or ledger accounts of the Member required to be maintained in branch offices by Exchange Act record-keeping rules. A person registered solely as a General Securities Sales Supervisor shall not be qualified to perform any of the following activities: (i) supervision of market making commitments; (ii) supervision of the custody of broker-dealer or customer funds or securities for purposes of Exchange Act Rule 15c3-3; or (iii) supervision of overall compliance with financial responsibility rules for broker-dealers promulgated pursuant to the provisions of the Exchange Act.

        (ii) **Qualifications.** Each person seeking to register as a General Securities Sales Supervisor shall, prior to or concurrent with such registration become registered pursuant to paragraph (c)(1) of this Rule as a General Securities Representative and pass the General Securities Sales Supervisor qualification examinations.

        (10) **Investment Company and Variable Contracts Products Principal.** Reserved.

        (11) **Direct Participation Programs Principal.** Reserved.

        (12) **Private Securities Offerings Principal.** Reserved.

        (13) **Supervisory Analyst.** Reserved.



(c) **Representative Registration Categories**

(1) **General Securities Representative.**

(i) **Requirements.** Each representative as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a General Securities Representative, subject to the following exception: if a representative's activities include the functions of a Securities Trader, as specified in this Rule, then such person shall appropriately register as a Securities Trader.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person registered as a General Securities Representative on October 1, 2018 and each person who was registered as a General Securities Representative within two years prior to October 1, 2018 shall be qualified to register as a General Securities Representative without passing any additional qualification examinations. All other individuals registering as General Securities Representatives after October 1, 2018 shall, prior to or concurrent with such registration, pass the SIE and the General Securities Representative qualification examination.

(2) **Operations Professional**. Reserved.

(3) **Securities Trader.**

(i) **Requirements.** Each representative as defined in paragraph (a) of this Rule shall be required to register with the Exchange as a Securities Trader if, with respect to transactions in equity, preferred or convertible debt securities, or options such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities other than a person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the Commission pursuant to the Investment Company Act of 1940 and that controls, is controlled by, or is under common control with a Member. In addition, each person associated with a Member who is: (i) primarily responsible for the design, development or significant modification of an algorithmic trading strategy relating to equity, preferred or convertible debt securities or options; or (ii) responsible for the day-to-day supervision or direction of such activities shall be required to register with the Exchange as a Securities Trader. For purposes of paragraph (c)(3) of this Rule, an "algorithmic trading strategy" is an automated system that generates or routes orders (or order-related messages) but shall not include an automated system that solely routes orders received in their entirety to a market center.

(ii) **Qualifications.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person registered as a Securities Trader on October 1, 2018 and each person who was registered as a Securities Trader within two years prior to October 1, 2018 shall be qualified to register as a Securities Trader without passing any additional qualification examinations. All other individuals registering as Securities Traders after October 1, 2018 shall, prior to or concurrent with such registration, pass the SIE and the Securities Trader qualification examination.

(4) **Investment Banking Representative.** Reserved.

(5) **Research Analyst.** Reserved.

(6) **Investment Company and Variable Products Representative.** Reserved.

(7) **Direct Participation Programs Representative.** Reserved.

(8) **Private Securities Offerings Representative.** Reserved.



Interpretations and Policies:

.01 **Foreign Registrations.** Persons who are in good standing as a representative with the Financial Conduct Authority in the United Kingdom or with a Canadian stock exchange or securities regulator shall be exempt from the requirement to pass the SIE.

.02 **Additional Qualification Requirements for Persons Engaged in Security Futures Activities.** Each person who is registered with the Exchange as a General Securities Representative, Registered Options Principal or General Securities Sales Supervisor shall be eligible to engage in security futures activities as a representative or principal, as applicable, provided that such individual completes a Firm Element program as set forth in Rule 1903 that addresses security futures products before such person engages in security futures activities.

.03 **Members With One Registered Options Principal.** A Member that has one Registered Options Principal shall promptly notify the Exchange in the event such person is terminated, resigns, becomes incapacitated or is otherwise unable to perform the duties of a Registered Options Principal. Following receipt of such notification, the Exchange shall require the Member to agree, in writing, to refrain from engaging in any options-related activities that would necessitate the prior or subsequent approval of a Registered Options Principal until such time as a new Registered Options Principal has been qualified. Members failing to qualify a new Registered Options Principal within two weeks following the loss of their sole Registered Options Principal, or by the earliest available date for administration of the Registered Options Principal examination, whichever is longer, shall be required to cease doing an options business; provided, however, they may effect closing transactions in options to reduce or eliminate existing open options positions in their own account as well as the accounts of their customers.

.04 **Scope of General Securities Sales Supervisor Registration Category.** The General Securities Sales Supervisor category is an alternate category of registration designed to lessen the qualification burdens on principals of general securities firms who supervise sales. Without this category of limited registration, such principals would be required to separately qualify pursuant to the rules of multiple exchanges. While persons may continue to separately qualify with all relevant self-regulatory organizations, the General Securities Sales Supervisor examinations permit qualification as a supervisor of sales of all securities through one registration category. Persons registered as General Securities Sales Supervisors may also qualify in any other category of principal registration. Persons who are already qualified in one or more categories of principal registration may supervise sales activities of all securities by also qualifying as General Securities Sales Supervisors. Any person required to be registered as a principal who supervises sales activities in corporate, municipal and option securities, investment company products, variable contracts, direct participation program securities and security futures may be registered solely as a General Securities Sales Supervisor. In addition to branch office managers, other persons such as regional and national sales managers may also be registered solely as General Securities Sales Supervisors as long as they supervise only sales activities.

.05 **Scope of Operations Professional Requirement.** Reserved.

.06 **Eliminated Registration Categories.** Subject to the lapse of registration provisions in Rule 1900, Interpretation and Policy .08, each person who is registered with the Exchange in any capacity recognized by the Exchange immediately prior to October 1, 2018, and each person who was registered with the Exchange in such categories within two years prior to October 1, 2018, shall be eligible to maintain such registrations with the Exchange. However, if persons registered in such categories subsequently terminate such registration(s) with the Exchange and the registration remains terminated for two or more years, they shall not be eligible to re-register in such categories.

.07 **Summary of Qualification Requirements.** The following sets forth the qualification requirements for each of the required registration categories described in Rule 1901:


Category of Registration	Qualification Beginning October 1, 2018
General Securities Principal (GP) *	Registration and qualification as a General Securities Representative and pass the General Securities Principal qualification examination (Series 24)
Compliance Official (CO) *	Pass the Compliance Official Exam (Series 14)
Financial/Operations Principal (FN) *	Pass the Financial and Operations Principal qualification examination (Series 27)
Securities Trader Principal (TP) *	Registration and qualification as a Securities Trader and pass the General Securities Principal qualification examination (Series 24)
Registered Options Principal (OP) *	Registration and qualification as a General Securities Representative and pass the Registered Options Principal qualification examination (Series 4)
General Securities Sales Supervisor (SU)	Registration and qualification as a General Securities Representative and pass the General Securities Sales Supervisor qualification examinations (Series 9 and Series 10)
General Securities Representative (GS)	Pass the SIE and the General Securities Representative qualification examination (Series 7)
Securities Trader (TD)	Pass the SIE and the Securities Trader qualification examination (Series 57)
Securities Trader Compliance Officer (CT)	Registration and qualification as a Securities Trader and pass the Compliance Official qualification exam (Series 14)

*   A Member may designate a person registered with the Member as a representative to function as a principal for a period of 120 calendar days prior to passing an appropriate principal qualification examination subject to the conditions of Rule 1900, Interpretation and Policy .04.

[Adopted: January 9, 2020 (SR-EMERALD-2020-02)]

Rule 1902. Associated Persons Exempt from Registration

The following persons associated with a Member are not required to be registered with the Exchange:

(a) Persons associated with a Member whose functions are solely and exclusively clerical or ministerial;

(b) Persons associated with a Member whose functions are related solely and exclusively to:

(1) effecting transactions on the floor of another national securities exchange and who are appropriately registered with such exchange;

(2) transactions in municipal securities;

(3) transactions in commodities;

(4) transactions in security futures, provided that any such person is registered with FINRA or a registered futures association;

(5) transactions in variable contracts and insurance premium funding programs and other contracts issued by an insurance company;



(6) transactions in direct participation programs;

(7) Reserved;

(8) transactions in government securities; or

(9) effecting sales as part of a primary offering of securities not involving a public offering pursuant to Section 3(b), 4(2), or 4(6) of the Securities Act of 1933 and the rules and regulations thereunder; or

(c) Persons associated with a Member that are not citizens, nationals, or residents of the United States or any of its territories or possessions and that will conduct all of their securities activities in areas outside the jurisdiction of the United States and will not engage in any securities activities with or for any citizen, national or resident of the United States.

Interpretations and Policies:

.01 **Registration Requirements for Associated Persons Who Accept Customer Orders**. The function of accepting customer orders is not considered a clerical or ministerial function. Each person associated with a Member who accepts customer orders under any circumstances shall be registered in an appropriate registration category pursuant to Rule 1901. An associated person shall not be considered to be accepting a customer order where occasionally, when an appropriately registered person is unavailable, the associated person transcribes the order details submitted by a customer and the registered person contacts the customer to confirm the order details before entering the order.

[Adopted: January 9, 2020 (SR-EMERALD-2020-02)]

Rule 1903. Continuing Education

This Rule prescribes requirements regarding the continuing education of registered persons. The requirements shall consist of a Regulatory Element and a Firm Element as set forth below. This Rule also sets forth continuing education programs through which specified persons may maintain their qualification in a representative or principals registration category following the termination of that registration category.

(a) **Regulatory Element.**

(1) **Requirements**. All covered persons shall comply with the requirement to complete the Regulatory Element. Each covered person registered with the Exchange in a representative or principal registration category immediately preceding January 1, 2023 shall complete the Regulatory Element for the registration category annually by December 31 of 2023 and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange. Each covered person registering with the Exchange in a representative or principal registration category for the first time on or after January 1, 2023 shall complete the Regulatory Element for the registration category annually by December 31 of the subsequent calendar year following the calendar year in which the person becomes registered and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange. Nothing in this paragraph (a)(1) shall prohibit a member from requiring its covered persons to complete their Regulatory Element for their registration categories at any time during the calendar year. The content of the Regulatory Element shall be appropriate to each representative or principal registration category. A covered person shall complete Regulatory Element content for each registration category that he or she holds. The content of the Regulatory Element for a covered person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, shall be determined based on the person's most



recent registration(s), and the Regulatory Element shall be completed based on the same annual cycle had the person remained registered.

(2) **Failure to Complete**. Unless otherwise determined by the Exchange, as provided in this paragraph (a)(2), any covered person, other than a covered person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, who has not completed the Regulatory Element within the prescribed calendar year in which the Regulatory Element is due will have his or her registration(s) deemed inactive until such time as he or she completes all required Regulatory Element, including any Regulatory Element that becomes due while his or her registration(s) is deemed inactive. Any covered person, other than a covered person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, whose registration(s) has been deemed inactive under this paragraph (a)(2) shall cease all activities as a registered person and is prohibited from performing any duties and functioning in any capacity requiring registration. Further, such covered person may not accept or solicit business or receive any compensation for the purchase or sale of securities. However, such covered person may receive trail or residual commissions resulting from transactions completed before the inactive status, unless the Member with which such covered person is associated has a policy prohibiting such trail or residual commissions. A registration that remains inactive for a period of two consecutive years will be administratively terminated by the Exchange. A person whose registration(s) is so terminated or who otherwise fails to complete required Regulatory Element for two consecutive years may reactivate the registration(s) only by reapplying for registration and meeting the qualification requirements of the applicable provisions of Rules 1900 and 1901. The two-year period under this paragraph (a)(2) is calculated from the date a person's registration(s) is deemed inactive. If a covered person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, fails to complete the Regulatory Element within the prescribed time frames, the person shall no longer be eligible for such a waiver. The Exchange may, upon written application, with supporting documentation, and a showing of good cause, allow for additional time for a covered person to satisfy the Regulatory Element requirements.

(3) **Disciplinary Actions**. A covered person, other than a covered person designated as eligible for a waiver pursuant to Interpretation and Policy .09, may be required to complete assigned continuing education as prescribed by the Exchange in the event such person:

(i) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act;

(ii) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(iii) is ordered as a sanction in a disciplinary action to complete continuing education by any securities governmental agency or self-regulatory organization.

Such covered person must complete any continuing education required under this paragraph (a)(3) within 120 days of the covered person becoming subject to the statutory disqualification, in the case of (i) above, or the disciplinary action becoming final, in the case of (ii) and (iii) above.

(4) **Reregistration**. Any covered person who reregisters with the Exchange in a representative or principal registration category shall complete the Regulatory Element content for the registration category annually by December 31 of the subsequent calendar year following the calendar year in which the person becomes reregistered and by December 31 of every year thereafter in which the person remains registered, or as otherwise prescribed by the Exchange, provided that he or she has already completed Regulatory Element content for that registration category for the calendar year in which he or she is reregistering, he or she is reregistering by having passed an



examination for that registration category or he or she is reregistering by having obtained an unconditional examination waiver for that registration category.

Any covered person who is reregistering with the Exchange in a representative or principal registration category without having completed any Regulatory Element content for that registration category for the calendar year in which he or she is reregistering or without having passed an examination for that registration category or without having obtained an unconditional examination waiver for that registration category shall complete the Regulatory Element content for that registration category annually by December 31 of the calendar year in which he or she reregisters and by December 31 of every year thereafter in which he or she remains registered, or as otherwise prescribed by the Exchange.

If a covered person has not completed any Regulatory Element content for a registration category in the calendar year(s) prior to reregistering, the Exchange would not approve a registration request for that category until he or she completes that Regulatory Element content or he or she passes an examination for that registration category or he or she obtains an unconditional examination waiver for that registration category, whichever is applicable.

Nothing in this paragraph (a)(4) shall prohibit a Member from requiring covered persons, other than a covered person designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09, to complete their Regulatory Element for their registration categories at any time during the calendar year.

(5) **Definition of Covered Person**. For purposes of this Rule, the term "covered person" means any person registered, or registering, with the Exchange as a representative or principal as specified in Rule 1901, including any person who is permissively registered as such pursuant to Rule 1900, Interpretation and Policy .02, and any person who is designated as eligible for a waiver pursuant to Rule 1900, Interpretation and Policy .09.

(6) **Delivery of the Regulatory Element**. The Regulatory Element shall be administered through Web-based delivery or such other technological manner and format as specified by the Exchange.

(7) **Regulatory Element Contact Person**. Each Member shall designate and identify (by name and e-mail address) an individual or individuals responsible for receiving e-mail notifications regarding a covered person's completion of his or her Regulatory Element. Each Member shall identify, review, and, if necessary, update the information regarding its Regulatory Element contact person(s) in the manner prescribed by Exchange Rules.

(b) **Firm Element.**

(1) **Persons Subject to the Firm Element**. The requirements of this paragraph (b) shall apply to any person registered with a Member, including any person who is permissively registered as a representative or principal pursuant to Rule 1900, Interpretation and Policy .02.

(2) **Standards for the Firm Element**.

(i)   Each Member must maintain a continuing and current education program for its registered persons to enhance their securities knowledge, skill, and professionalism. At a minimum, each Member shall at least annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the Member's size, organizational structure, and scope of business activities, as well as regulatory developments and the performance of registered persons in the Regulatory Element. If a Member's analysis establishes the need for supervisory training for persons with supervisory responsibilities, such training must be included in the Member's training plan.



(ii) **Minimum Standards for Training Programs**. Programs used to implement a Member's training plan must be appropriate for the business of the Member and, at a minimum must cover training topics related to the role, activities or responsibilities of the registered person and to professional responsibility.

(iii) **Administration of Continuing Education Program**. A Member must administer its continuing education programs under this paragraph (b) in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by registered persons.

(iv) **Participation in Other Required Training**. A Member may consider a registered person's participation in the Member's anti-money laundering compliance training under Rule 315(e) and a registered person's participation in the Member's annual compliance training toward satisfying the registered person's continuing education requirement under this paragraph (b).

(3) **Participation in the Firm Element**. Registered persons of a Member must take all appropriate and reasonable steps to participate in continuing education programs under this paragraph (b) as required by the Member.

(4) **Specific Training Requirements**. The Exchange may require a Member, individually or as part of a larger group, to provide specific training to its registered persons in such areas as the Exchange deems appropriate. Such a requirement may stipulate the class of registered persons for which it is applicable, the time period in which the requirement must be satisfied and, where appropriate, the actual training content.

(c) **Continuing Education Program for Persons Maintaining Their Qualification Following the Termination of a Registration Category**.

A person who terminates any of his or her representative or principal registration categories with the Exchange may maintain his or her qualification for any of the terminated registration categories for a period of five years following the termination of the registration category, subject to the following conditions:

(1) The person was registered in the registration category for at least one year immediately preceding the termination of the registration category and the person was not subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act during this registration period;

(2) The person elects to participate in the continuing education program under this paragraph (c) at the time of his or her Form U5 submission or at a later date within two years from the termination of his or her registration category, provided that if the person commences at the later date the person completes within two years from the termination of his or her registration category any continuing education that was due under the program between the time of his or her Form U5 submission and the later date he or she commences participating in the program;

(3) The person completes annually by December 31 of the calendar year in a manner specified by the Exchange all prescribed continuing education during his or her participation in the program under this paragraph (c), provided that the Exchange may, upon written application by the person, with supporting documentation, and a showing of good cause, allow for additional time for the person to complete the prescribed continuing education;

(4) The person does not have a continuing education deficiency with respect to his or her Regulatory Element for two consecutive years as provided in paragraph (a)(2) of this Rule;

(5) The person does not become subject to a continuing education deficiency with respect to his or her Regulatory Element for two consecutive years as provided in paragraph (a)(2) of this Rule while participating in the program under this paragraph (c); and



(6) The person does not become subject to a statutory disqualification as defined in Section 3(a)(39) of the Exchange Act following the termination of his or her registration category or while participating in the program under this paragraph (c).

Interpretations and Policies:

.01 **Eligibility of Other Persons to Participate in the Continuing Education Program Specified in Paragraph (c) of this Rule.** A person registered in a representative or principal registration category with the Exchange within two years immediately preceding July 1, 2022 shall be eligible to participate in the continuing education program under paragraph (c) of this Rule, provided that he or she satisfies the conditions set forth in paragraphs (c)(1) and (c)(3) through (c)(6) of this Rule. In addition, a person participating in the Financial Services Affiliate Waiver Program under Rule 1900, Interpretation and Policy .09 immediately preceding July 1, 2022 shall be eligible to participate in the continuing education program under paragraph (c) of this Rule, provided that he or she satisfies the conditions set forth in paragraphs (c)(3), (c)(5) and (c)(6) of this Rule. Persons eligible under this Interpretation and Policy .01 shall make their election to participate in the continuing education program under paragraph (c) of this Rule either (1) by July 1, 2022; or (2) between September 18, 2023, and December 31, 2023. If such persons elect to participate in the continuing education program, their participation period shall also be for a period of five years following the termination of their registration categories, as with other participants under paragraph (c) of this Rule. Individuals enrolled in the continuing education program under this Interpretation and Policy .01 in both 2022 and 2023 who did not complete their prescribed 2022 and 2023 continuing education content as of March 31, 2024, shall be able to complete such content between June 28, 2024, and July 1, 2024, to be eligible to continue their participation in the continuing education program. In addition, any such individuals who will have completed their prescribed 2022 and 2023 continuing education content between March 31, 2024, and June 28, 2024, shall be deemed to have completed such content by July 1, 2024, for purposes of this Interpretation and Policy .01.

.02 **Re-Eligibility to Participate in the Continuing Education Program Specified in Paragraph (c) of this Rule.** A person who previously participated in the continuing education program under paragraph (c) of this Rule may become re-eligible to participate in the program if he or she reregisters with a Member firm and subsequently satisfies the conditions set forth in paragraphs (c)(1) and (c)(4) of this Rule. In such an event, the person may elect to again participate in the program subject to satisfying the remaining conditions set forth in paragraph (c) of this Rule.

[Adopted: January 9, 2020 (SR-EMERALD-2020-02); amended June 28, 2022 (SR-EMERALD-2022-22); amended September 18, 2023 (SR-EMERALD-2023-25); amended June 28, 2024 (SR-EMERALD-2024-16)]

Rule 1904. Electronic Filing Requirements for Uniform Forms

(a) **Filing Requirement.** All forms required to be filed under the Exchange's registration rules including the Rule 1900 Series shall be filed through an electronic process or such other process as the Exchange may prescribe to the Central Registration Depository.

(b) **Supervisory Requirements.**

(1) In order to comply with the supervisory procedures requirements in the Exchange's rules, each Member shall identify a Registered Principal(s) or corporate officer(s) who has a position of authority over registration functions, to be responsible for supervising the electronic filing of appropriate forms pursuant to this Rule.

(2) The Registered Principal(s) or corporate officer(s) who has or have the responsibility to review and approve the forms filed pursuant to this Rule shall be required to acknowledge, electronically, that he or she is filing this information on behalf of the Member and the Member's associated persons.



(c) **Form U4 Filing Requirements.**

(1) Except as provided in paragraphs (c)(2) and (c)(3) below, every initial and transfer electronic Form U4 filing and any amendments to the disclosure information on Form U4 shall be based on a signed Form U4 provided to the Member or applicant for membership by the person on whose behalf the Form U4 is being filed. As part of the Member's recordkeeping requirements, it shall retain the person's signed Form U4 or amendments to the disclosure information on Form U4 in accordance with Exchange Act Rule 17a-4(e)(1) and make them available promptly upon regulatory request. An applicant for membership also shall retain in accordance with Exchange Act Rule 17a-4(e)(1) every signed Form U4 it receives during the application process and make them available promptly upon regulatory request.

(2) A Member may file electronically amendments to the disclosure information on Form U4 without obtaining the subject associated person's signature on the form, provided that the Member shall use reasonable efforts to:

(i) provide the associated person with a copy of the amended disclosure information prior to filing; and

(ii) obtain the associated person's written acknowledgment (which may be electronic) prior to filing that the information has been received and reviewed. As part of the Member's recordkeeping requirements, the Member shall retain this acknowledgment in accordance with Exchange Act Rule 17a-4(e)(1) and make it available promptly upon regulatory request.

(3) In the event a Member is not able to obtain an associated person's signature or written acknowledgement of amended disclosure information on Form U4 prior to filing of such information pursuant to paragraph (c)(1) or (2), the Member is obligated to file the disclosure information as to which it has knowledge in accordance with Exchange Rule 1901. The Member shall use reasonable efforts to provide the associated person with a copy of the amended disclosure information that was filed.

(4) A Member may file electronically amendments to administrative data on Form U4 without obtaining the subject associated person's signature on the form. The Member shall use reasonable efforts to provide the associated person with a copy of the amended administrative information that was filed.

(d) **Fingerprint Information.** Upon filing an electronic Form U4 on behalf of a person applying for registration, a Member shall promptly submit fingerprint information for that person. The Exchange may make a registration effective pending receipt of the fingerprint information. If a Member fails to submit the fingerprint information within 30 days after filing of an electronic Form U4, the person's registration shall be deemed inactive. In such case, the person must immediately cease all activities requiring registration and is prohibited from performing any duties and functioning in any capacity requiring registration. The Exchange shall administratively terminate a registration that is inactive for a period of two years. A person whose registration is administratively terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of Exchange Rule 1901. Upon application and a showing of good cause, the Exchange may extend the 30-day period.

(e) **Form U5 Filing Requirements.** Initial filings and amendments of Form U5 shall be submitted electronically. As part of the Member's recordkeeping requirements, it shall retain such records for a period of not less than three years, the first two years in an easily accessible place, in accordance with Exchange Act Rule 17a-4, and make such records available promptly upon regulatory request.

Interpretations and Policies:

.01 **Delegation of Filing Functions.** The designated registered principal(s) or corporate officer(s) required by paragraph (b)(1) to supervise the Member's electronic filings may delegate to an associated person (who need not



be registered) the electronic filing of the Member's appropriate forms via Web CRD. The registered principal(s) or corporate officer(s) responsible for supervising the Member's electronic filings may also delegate to the associated person making the electronic filings the requirement in paragraph (b)(2) to acknowledge, electronically, that he is making the filing on behalf of the Member and the Member's associated persons. However, the registered principal(s) or corporate officer(s) may not delegate any of the supervision, review, and approval responsibilities mandated in paragraphs (b)(1) and (2) and shall take reasonable and appropriate action to ensure that all delegated electronic filing functions are properly executed and supervised.

.02 **Third Party Agreements.** A Member may enter into an agreement with a third party pursuant to which the third party agrees to file the required forms electronically on behalf of the Member and the Member's associated persons. Notwithstanding the existence of such an agreement, the Member remains responsible for complying with the requirements of this Rule.

.03 **Filing of Amendments Involving Disclosure Information.** In the event a Member is not able to obtain an associated person's signature or written acknowledgement of amended disclosure information on that person's Form U4 prior to filing of such amendment reflecting the information pursuant to paragraph (c)(3) (examples of reasons why a Member may not be able to obtain the signature or written acknowledgement may include, but are not limited to, the associated person refuses to acknowledge such information, is on active military service or otherwise is unavailable during the period provided for filing of such amendments under Exchange Rule 1901), the Member shall enter "Representative Refused to Sign/Acknowledge" or "Representative Not Available" or a substantially similar entry in the electronic Form U4 field for the associated person's signature.

.04 **Filing of Amendments Involving Administrative Information.** For purposes of paragraph (c)(4) of the Rule, administrative data includes such items as the addition of state or self-regulatory organization registrations, exam scheduling, and updates to residential, business and personal history.

[Adopted: January 9, 2020 (SR-EMERALD-2020-02); amended June 28, 2022 (SR-EMERALD-2022-22)]



miaxglobal.com

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

MIAMI INTERNATIONAL HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

2.   An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 22, 2008.

3.   An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2008.

4.   A Certificate of Designation for the Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2008.

5.   A Certificate of Designation for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on June 4, 2008.

6.   A Certificate of Increase of Shares Designated as Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

7.   A Certificate of Elimination for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

8.   A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 9, 2010.

9.   An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 31, 2012.

10.   This Amended and Restated Certificate of Incorporation of the Corporation amends and restates the Restated Certificate of Incorporation of the Corporation as set forth in Exhibit A attached hereto. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware.

11.   The text of this Amended and Restated Certificate of Incorporation of the Corporation is set forth in Exhibit A attached hereto and made a part hereof.

IN WITNESS WHEREOF, Miami International Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 15th day of October, 2015.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: _Barbara J. Comly_

Barbara J. Comly
EVP, General Counsel and Corporate Secretary

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
MIAMI INTERNATIONAL HOLDINGS, INC.

FIRST: The name of the Corporation is Miami International Holdings, Inc. (hereinafter the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000 shares which are to be divided as follows:

> (i)   400,000,000 shares of voting common stock, par value $.001 per share designated as "Common Stock";
>
> (ii)   200,000,000 shares of nonvoting common stock, par value $.001 per share designated as "Nonvoting Common Stock"; and
>
> (iii)   25,000,000 shares of preferred stock, par value $.001 per share designated as "Preferred Stock".

Except as set forth in this Article Fourth, the Common Stock and the Nonvoting Common Stock (together herein, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all corporate matters.

> (a)   **Voting**.   Except as may be provided in this Amended and Restated Certificate of Incorporation or as required by law, the Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Common Stock being entitled to one vote for each share of Common Stock held of record by such holder on such matters. The Nonvoting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the GCL or any similar provision hereafter enacted; provided, that an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Nonvoting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL or any similar provision hereafter enacted, with such outstanding shares of Common Stock and other

stock considered for this purpose as a single class, and no vote of the holders of any shares of Nonvoting Common Stock, voting separately as a class, shall be required therefor.

(b) **Dividends**. Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock and holders of Nonvoting Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefore; provided, that the Board of Directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock or Nonvoting Common Stock, whether in cash or otherwise (including any dividend in shares of Common Stock on or with respect to shares of Common Stock or any dividend in shares of Nonvoting Common Stock on or with respect to shares of Nonvoting Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Common Stock and Nonvoting Common Stock. The declaration of Stock Dividends shall be subject to the provisions set forth in Article Ninth below and if the Corporation declares any Stock Dividends and such declaration would violate the provisions of Article Ninth with respect to any stockholder, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum amount of Stock Dividends that may be issued that would not violate the provisions of Article Ninth. The Corporation shall issue any Stock Dividends in full to any stockholder where such declaration would not violate the provisions of Article Ninth. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first-referenced class bears to the total number of shares of such first-referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Common Stock may be paid only with shares of Common Stock. Stock Dividends with respect to Nonvoting Common Stock may be paid only with shares of Nonvoting Common Stock. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of Nonvoting Common Stock, except that the capital stock distributed to holders of Common Stock may have full or any other voting rights and the capital stock distributed to holders of Nonvoting Common Stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(c) **Subdivisions, Combinations and Mergers**. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock or the outstanding shares of Nonvoting Common Stock, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Common Stock and the holders of Nonvoting Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Common Stock in consideration of such stock may have full or any other voting rights and any securities received

2

Miami International Holdings, Inc.

by holders of Nonvoting Common Stock in consideration of such stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(d) **Rights on Liquidation**. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Common Stock and the holders of Nonvoting Common Stock, as if such classes constituted a single class. For purposes of this subsection (d), a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

(e) **Conversion of Nonvoting Common Stock**.

(i) **Optional Conversion**. Subject to the provisions set forth in Article Ninth below, each one share of the Nonvoting Common Stock will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as provided in this Article Fourth. If any stockholder purports to convert any shares of Nonvoting Common Stock that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth.

(ii) **Mechanics of Optional Conversion**. The holder of any certificate for Nonvoting Common Stock shall be entitled to request conversion of all or part of its Nonvoting Common Stock at any time by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Nonvoting Common Stock and receive a replacement certificate or certificates therefor, specifying the number of shares of Nonvoting Common Stock to be so converted and the holder's calculation of the Nonvoting Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Nonvoting Conversion Rate, the Nonvoting Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Nonvoting Common Stock of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Subsection (e)(i), the shares of Nonvoting Common Stock so converted shall be eliminated, and thereafter such shares of Nonvoting Common Stock shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof. "Nonvoting Conversion Rate" means the number of shares of Common Stock into which each share of Nonvoting Common Stock may be converted.

(iii) **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of

Common Stock solely for the purpose of effecting the conversion of the shares of the Nonvoting Common Stock, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

B.   The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide for the issuance from time to time in one or more series of any number of the shares of Preferred Stock, and, by filing a certificate pursuant to the GCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

The authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

(a)   The number of shares constituting that series and distinctive designation of that series;

(b)   The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

(c)   Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d)   Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e)   Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f)   Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

(g)   The rights of the shares of that series in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights

4

shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

        (h)   Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the shares of Common Stock or Nonvoting Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

        C.   The first series of Preferred Stock designated as "Series A Preferred Stock" was eliminated by the filing of a Certificate of Elimination with respect to the Series A Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010.

        D.   The second series of Preferred Stock was designated as "Series B Preferred Stock" by the filing of a Certificate of Designation with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on May 30, 2008. The number of shares designated was increased by the filing of a Certificate of Increase with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010. The designation, number of shares designated and the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions thereof are as follows:

SERIES B PREFERRED STOCK

        1.   <u>Certain Defined Terms, etc</u>. In addition to the terms defined elsewhere herein, certain capitalized terms used in this Article Fourth Section D have the meanings given to them in Article Fourth, Section D, Section 10. References in this Article Fourth Section D to Sections are, unless otherwise stated, references to Sections herein.

        2.   <u>Designation</u>. Of the 25,000,000 shares of Preferred Stock, par value $.001 per share, that the Corporation is authorized to issue, there are hereby designated Ten Million (10,000,000) as "Series B Preferred Stock" having the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions set forth in this Article Fourth Section D (the "Series B Preferred").

        3.   <u>Dividends and Distributions</u>. The Series B Preferred shall be entitled to receive dividends and distributions, at the same time and in the same manner as the Common Stock, and in an amount per share equal to the amount per share that the shares of Common Stock into which such Series B Preferred are convertible would have been

5

entitled to receive if such Series B Preferred had been so converted into Common Stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.

4.   **Voting Rights**. (a) The Series B Preferred will have the right to vote or consent in writing as set forth in this Section 4.

(b)   As long as any shares of Series B Preferred are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B Preferred, voting as a separate class, will be required in order for the Corporation to:

(i)   amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of this Article Fourth Section D or any other provision of the Charter or Bylaws of the Corporation (the "Bylaws"), in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B Preferred, and the qualifications, limitations or restrictions thereof;

(ii)   subdivide or otherwise change shares of Series B Preferred into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise (whether or not any provision of Section 6 is applicable to such transaction); or

(iii)   issue any shares of Series B Preferred other than in accordance with this Article Fourth Section D.

(c)   The Series B Preferred shall have no right to vote or consent on any matters submitted to a vote of the Common Stock, except as otherwise provided by the GCL.

(d)   Notwithstanding any other provision of the Charter or Bylaws, the holders of a majority, or greater number if so required by the Charter or the GCL, of the then-outstanding Series B Preferred may consent in writing to any matter for which a class vote is contemplated, which written consent when so executed by the holders of a majority, or such greater number required, of the then-outstanding Series B Preferred will be deemed, subject to applicable Delaware law, to satisfy the applicable voting requirements.

5.   **Reacquired Shares**. Any shares of Series B Preferred that are converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. None of such shares of Series B Preferred shall be reissued by the Corporation.

6.   **Liquidation, Dissolution or Winding Up**.   Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred shall be entitled to receive the same distribution paid to the holders of Common Stock, on

an as-converted basis. Neither a consolidation or merger of the Corporation with another corporation or other legal entity, nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

7.   **Conversion**. (a) **Optional Conversion**. Subject to the provisions set forth in Article Ninth, each one share of the Series B Preferred will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as described below, upon a Fundamental Transaction. If any stockholder purports to convert any shares of Series B Preferred that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth. A "Fundamental Transaction" shall mean a Public Company Event, a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock. For purposes of this Article Fourth Section D, "A Public Company Event" means an initial firm commitment underwritten offering to the public of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended or the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended (the "Act").

(b)   **Mechanics of Optional Conversion**.   The holder of any certificate for Series B Preferred shall be entitled to request conversion of all or part of its Series B Preferred at any time as provided in Section 7(a), by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Series B Preferred and receive a replacement certificate or certificates therefor, specifying the number of shares of Series B Preferred to be so converted and the holder's calculation of the Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Conversion Rate, the Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Series B Preferred of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Section 7 (a), the shares of Series B Preferred so converted shall be eliminated, and thereafter such shares of Series B Preferred shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof.

(c)   **Adjustment for Subdivisions or Combinations of Common Stock**. In the event that the Corporation at any time or from time to time after the issuance of the Series B Preferred effects a subdivision, dividend payable in shares of capital stock, combination or other similar transaction of its outstanding Common Stock

into a greater or lesser number of shares, then and in each such event the Conversion Rate will be increased or decreased proportionately.

(d) **Reorganization, Merger, Consolidation or Sale of Assets**. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, or dividend payable in shares provided for elsewhere in this Section 7) or a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then as a part of such capital reorganization, merger, consolidation or sale, proper provision will be made so that each holder of Series B Preferred will thereafter be entitled to receive upon conversion of the Series B Preferred the same number of shares of stock, securities or assets of the Corporation, or of the successor corporation or other legal entity resulting from such merger or consolidation or sale, which such holder would have been entitled to receive on such capital reorganization, merger, consolidation or sale if such holder's Series B Preferred had been converted into Common Stock immediately prior to the record date established for determining holders entitled to such distribution, or if no such record date is established, as of the time of such transaction. In any such case, appropriate adjustment will be made in the application of the provisions of this Section 7(d) with respect to the rights of the holders of the Series B Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 7(d) (including adjustment of the Conversion Rate then in effect) will be applicable after that event as nearly equivalent as may be practicable. This provision will apply to successive capital reorganizations, mergers, consolidations or sales.

(e) **No Adjustment**. No adjustment to the Conversion Rate will be made if such adjustment would result in a change in the Conversion Rate of less than 0.001%. Any adjustment of less than 0.001% which is not made will be carried forward and will be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.001% or more in the Conversion Rate.

(f) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 7, the Corporation at its expense will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause independent public accountants selected by the Corporation to verify such computation and prepare and furnish to each holder of Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, upon the written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at that time in effect, and (iii) the amount, if any, of other property which at that time would be received upon the conversion of Series B Preferred.

8

(g)　　**Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

8.　　**Rank**. The Series B Preferred will rank on a parity with the Common Stock as to any distributions or upon liquidation, dissolution or winding up.

9.　　**Notice to Holders**. Any notice given by the Corporation to holders of record of Series B Preferred will be effective if addressed to such holders at their last addresses as shown on the stock books of the Corporation and deposited in the U.S. mail, sent first-class, and will be conclusively presumed to have been duly given, whether or not the holder of the Series B Preferred receives such notice.

10.　　**Certain Defined Terms**. In addition to the terms defined elsewhere in this Article Fourth Section D, the following terms will have the following meanings when used herein with initial capital letters:

"Conversion Rate" means the number of shares of Common Stock into which each share of Series B Preferred may be converted; and

"Person" means any individual, firm, corporation or other entity and includes any successor (whether by merger or otherwise) of such entity.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a)　　The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b)　　The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(c)　　The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(d)　　No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

9

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(e) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "Controlled National Securities Exchange"), including but not limited to Miami International Securities Exchange, LLC, or facility thereof, before any amendment to or repeal of any provision of this Amended and Restated Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of each Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the "Commission") before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Amended and Restated Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

NINTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clause (b)(ii) below:

(a) **Definitions**. As used in this Article Ninth:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii)   The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in a Controlled National Securities Exchange (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii)   The term "beneficially owned", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b)   **Limitations.**

(i)   For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clauses (ii) (A) and (ii) (B) below:

(A)   No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

11

(B)   No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C)   No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

(ii)   Subject to clauses (iii) and (iv) below:

(A)   The limitations in clause (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B)   The limitations in clauses (i)(A) and (i)(C) (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Controlled National

12

Securities Exchange to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Controlled National Securities Exchange and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Controlled National Securities Exchange.

(iii)   Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv)   Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

13

(c)   **Required Notices.**

(i)   Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii)   Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Ninth shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii)   The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Ninth to provide the Corporation complete

14

information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Ninth as may reasonably be requested of such Person.

(d) **Effect of Purported Transfers and Voting in Violation of this Article.** If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Ninth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Ninth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Ninth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) **Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article.** If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Ninth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Ninth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares.   From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in

15

each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Ninth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Ninth.

TENTH:

(a) **Indemnification**. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) **Limitation of Liability**. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Amended and Restated Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL HOLDINGS, INC.
(hereinafter called the "Corporation")

ARTICLE I
OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

Section 2. Annual Meetings of Stockholders. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings of Stockholders. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 5. **Adjournments.** Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. **Quorum.** Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

Section 7. **Voting.** Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article VIII hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. **Consent of Stockholders in Lieu of Meeting.** Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents

2

signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 8.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting, (iii) rules and procedures for maintaining order at the meeting and the safety of those present, (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III
DIRECTORS

Section 1. Number, Term and Election of Directors.

(a)   The Board of Directors shall consist of not less than three (3) nor more than thirty-one (31) members including the Chief Executive Officer of the Corporation, the exact number of which shall initially be three (3) and, thereafter, as determined from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders. No person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the "Act") may be a director of the Corporation.

(b)   The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

Section 2. Vacancies.   Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be appointed by the Board of Directors, and, except where by law the signature of the Chief Executive Officer or the President is required, the Chairman of the Board of Directors shall possess the same power as the Chief Executive Officer or the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the Chief Executive Officer or the President if there is no Chief Executive Officer, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the Chief Executive Officer or the President, respectively. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

4

Section 5. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. The annual meeting of the Board of Directors shall be held immediately before or after the Annual Meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transaction such other business as may lawfully come before it. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the Chief Executive Officer, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or electronic mail on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 6. Quorum and Voting. Except as otherwise required by law or the Certificate of Incorporation or as otherwise specified in these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 7. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9. Committees.

(a)   The committees of the Board of Directors shall consist of an Audit Committee and such other standing or special committees as the Board of Directors may designate, by resolution approved by a majority of the entire Board of Directors. Each committee shall consist of one or more of the directors of the Corporation appointed by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation

5

by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

(b)   The Audit Committee shall consist of at least three directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. A majority of the members of the Audit Committee shall be Independent Directors. The Audit Committee shall select, evaluate and, where appropriate, replace the Corporation's independent auditors (or nominate the independent auditors to be proposed for ratification by the stockholders of the Corporation). The Audit Committee shall have such other duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors. "Independent Director" means a director who has no material relationship with the Corporation or any subsidiary or affiliate of the Corporation, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such director is a director of the Corporation or any subsidiary of the Corporation. "Exchange Member" means any registered broker or dealer that has been admitted to membership in any national securities exchange operated by the Corporation or any subsidiary or affiliate of the Corporation.

Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon,

and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

Section 1. **General.** The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor need such officers be directors of the Corporation. No person that is subject to any statutory disqualification (as defined in Section 3(a) (39) of the Act) may be an officer of the Corporation.

Section 2. **Election.** The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. **Chief Executive Officer**. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 4. **President.** The President shall, in the absence of the Chairman, the Vice Chairman (if any) and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 5. Vice Presidents. The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6. Secretary.   The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 7. Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 8. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 9. Assistant Treasurers. In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Section 10. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


ARTICLE V
BOARD OF ADVISORS


Section 1. Membership. The Board of Directors may appoint any person or persons to act in an advisory capacity to the Corporation. Such a group shall be known as the Board of Advisors and shall operate under an Advisory Board Charter approved by the Corporation's Board of Directors.

Section 2. Powers. The Board of Advisors shall be an advisory-only body to the Corporation. They shall have no power to bind the Corporation to any particular position or course of action.


ARTICLE VI
VOTING SECURITIES OWNED BY THE CORPORATION


Section 1. General Power to Vote. Unless otherwise instructed by the Board of Directors, and subject to Section 2 below, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Miami International Securities Exchange, LLC, Miami International Futures Exchange, LLC and Miami International Technologies, LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

Section 2. Meeting of LLC Members or Stockholders of a Controlled National Securities Exchange. At any meeting of stockholders or meeting of the holders of LLC interests of any national securities exchange which this Corporation shall control, directly or indirectly (each, a "Controlled National Securities Exchange"), including but not limited to Miami International Securities Exchange, LLC (the "Equityholders"), held for the purpose of electing directors and members of the Member Nominating Committee of such Controlled National Securities Exchange (as set forth in the By-Laws of such Controlled National Securities Exchange, the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the Equityholders of such Controlled National Securities Exchange with respect thereto, the Corporation shall cause all outstanding shares of such Controlled National Securities Exchange owned by the Corporation and entitled to vote at such election to

9

be voted in favor of only those Controlled National Securities Exchange member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of such Controlled National Securities Exchange and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII
SRO FUNCTION OF
A CONTROLLED NATIONAL SECURITIES EXCHANGE

Section 1. Non-Interference. For so long as the Corporation shall control any Controlled National Securities Exchange, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of each Controlled National Securities Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of each Controlled National Securities Exchange to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 1.

Section 2. Confidentiality. All books and records of each Controlled National Securities Exchange reflecting confidential information pertaining to the self-regulatory function of such Controlled National Securities Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "Commission") or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

Section 3. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of a Controlled National Securities Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of each Controlled National Securities Exchange for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and

10

each Controlled National Securities Exchange, provided that such books and records are related to the operation or administration of such Controlled National Securities Exchange.

Section 4. **Cooperation with the Securities and Exchange Commission.** The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and each Controlled National Securities Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and each Controlled National Securities Exchange in respect of the Commission's oversight responsibilities regarding each Controlled National Securities Exchange and the self-regulatory functions and responsibilities of each Controlled National Securities Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 4.

Section 5. **Consent to Jurisdiction.** The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and each Controlled National Securities Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of each Controlled National Securities Exchange.

Section 6. **Consent to Application**. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to each Controlled National Securities Exchange.

Section 1. **Form of Certificates.** Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. **Signatures.** Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. **Lost Certificates.** The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. **Transfers.** Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. **Record Date.**

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment

of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)　　In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c)　　In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. **Record Owners.** The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE IX
NOTICES

Section 1. **Notices.** To the extent permitted by law, any notice required to be given by these By-Laws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient. Whenever, by any provisions of statute, the Certificate of Incorporation, these By-Laws or otherwise, any notice is required to be given any specified number of days before any meeting or event, the day on which such notice was given shall be counted but the day of such meeting or other event shall not be counted in determining whether or not notice has been given in proper time in a particular case.

Section 2. **Electronic Notice.** Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-Laws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Section 3. **Waivers of Notice.** Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these By-Laws, or otherwise, a written waiver thereof, signed by the person entitled to notice, or such person's proxy in the case of a

14

stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a written waiver duly signed. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE X
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code and the provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 7 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XI
INDEMNIFICATION

Section 1. **Indemnification of Directors, Officers, Employees and Other Agents.** The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a)   **Other Officers, Employees and Other Agents**. The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b)   **Expenses**. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c)   **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to

16

indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d)   **Non Exclusivity of Rights**. To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e)   **Survival of Rights**. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f)   **Insurance**. The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g)   **Amendments**. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h)   **Saving Clause**. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

17

(i)   **Certain Definitions**. For the purposes of this Bylaw, the following definitions shall apply:

(1)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3)   The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4)   References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 2.   Corporation Not Liable.

(a)   The Corporation shall not be liable for any loss or damage sustained by a current or former Exchange Member growing out of the use or enjoyment by such current or former Exchange Member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, a Controlled National Securities Exchange. The term "Exchange Member" shall have the meaning given such term in the By-Laws and Rules of a Controlled National Securities Exchange.

(b)   The Corporation shall not be liable for any loss or damage sustained by a current or former participant of the Miami International Futures Exchange, LLC ("MIAX Futures") growing out of the use or enjoyment by such participant of the MIAX Futures of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the Miami International Futures Exchange, LLC.

ARTICLE XII
AMENDMENTS

Section 1. **Amendments.** These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange before any amendment to or repeal of any provision of the By-Laws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of a Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules promulgated under the Act by the Commission or otherwise, then the proposed changes to the By-Laws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

Section 2. **Entire Board of Directors.** As used in this Article XII and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: June 27, 2015

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the Amended and Restated Certificate of Formation, filed on June 17, 2011 under file number: 4420452.

FIRST: The name of the limited liability company is **Miami International Securities Exchange, LLC.**

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of November 12, 2020.

MIAMI INTERNATIONAL SECURITIES
EXCHANGE, LLC

By: _____
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Miami International Securities Exchange, LLC

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **Miami International Securities Exchange, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Third Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the Company is "Miami International Securities Exchange, LLC".

Section 3. **Principal Place of Business.** The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member.** Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. **Purpose of the Company.** The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as

permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8.   Powers. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9.   Management.

(a)   Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b)   Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c)   By-Laws. The Company, the LLC Member and the Board of Directors have adopted By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d)   Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10.   Officers.

(a)   Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint

2

such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b)   Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c)   Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. **Advisory Board.** The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Limited Liability.** Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13.   **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14.   **Additional Contributions.** The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **Books and Records.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

4

Section 20.   Exculpation and Indemnification.

(a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21.   **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "<u>LLC Interest</u>"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "<u>Commission</u>") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22.   **Dissolution.**

(a)   The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b)   Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c)   In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d)   The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23.   **Benefits of LLC Agreement - No Third-Party Rights.** None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24.   **Severability of Provisions.** Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

6

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Third Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: _Thomas P. Gallagher_
       Thomas P. Gallagher
       Chairman and Chief Executive Officer

8

Miami International Securities Exchange, LLC

SCHEDULE A

Definitions

A. **Definitions**

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B.   Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a)   "Act" means the Securities Exchange Act of 1934, as amended.

(b)   An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c)   "Board" or "Board of Directors" means the Board of Directors of the Company.

(d)   "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)   "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

(f)   "Commission" means the Securities and Exchange Commission.

(g)   "Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

(h)   "day" means calendar day.

(i)   "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j)   "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k)   **[Reserved]**

(l)   "ERP Agreement" means the agreement pursuant to which Units were issued.

(m)   "ERP Director" means an Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n)   "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o)   "Exchange" means the national securities exchange operated by the Company.

(p)   "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q)   "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r)   "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s)   "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t)   "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues

2

received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u)   "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v)   "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w)   "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x)   "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y)   "Measurement Period" means the time period over which Units are vested.

(z)   "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa)   "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb)   "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc)   "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(dd)   "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ee)   "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(ff)   "Observer" has the meaning set forth in Article II, Section 2.2 of these By-Laws.

(gg)   "Performance Criteria" means the trades on MIAX in an amount equal to a percentage of the average daily volume of contracts traded on all options exchanges for all option classes listed on MIAX as reported to The Options Clearing Corporation for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period.

(hh)   "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(ii)   "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(jj)   "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

4

(kk)   "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(ll)   "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(mm)   "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(nn)   "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(oo)   "Unit" means a combination of securities or types of securities packaged together as one.

ARTICLE II
Board of Directors

Section 2.1   Powers

(a)   The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b)   The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c)   The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d)   In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under

Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2   Composition of the Board and Observer Rights

(a)   The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b)   At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i)   The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, or Section 2.4; and

(ii)   The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c)   The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary

shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d)   A Director may not be subject to a statutory disqualification.

(e)   Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below.

(f)   If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g)   As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i)   Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii)   The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii)   The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c), (d) and (e) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods such that it only meets the required performance criteria of an ERP Member that may appoint an Observer, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Such non-performing ERP Member shall continue to maintain Observer rights as set forth in Article II, Section 2.2(g), subject to the provisions of Section 2.3(e) below. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) In the event that an ERP Member (either by itself or with its affiliates) who has the right to appoint an Observer and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an Observer and such non-performing ERP Member shall cease to have the right to appoint an Observer. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may reappoint an Observer.

(e) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such

8

ERP Member holding less than 20% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4   Nomination and Election

(a)   The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b)   The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c)   Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d)   Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e)   If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions

9

Miami International Securities Exchange, LLC

from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5   [Reserved]

Section 2.6   Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman").   The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7   Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8   Vacancies

(a)   Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b)   If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c)   If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9   Removal and Resignation

(a)   Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b)   A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c)   Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance

of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10   Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11   Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12   Special Meetings

(a)   Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b)   The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13   Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14   Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at

any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15   Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16   Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17   Waiver of Notice

(a)   Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b)   Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18   Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19   Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20   Conflicts of Interest; Contracts and Transactions Involving Directors

(a)   A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b)   No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.


ARTICLE III
The LLC Member


Section 3.1   Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2   Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3   Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4   Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1   Designation of Committees

(a)   **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b)   **Committees of the Exchange.**   The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2   Board Committees - Appointment and Removal; Vacancies; Term

(a)   Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members

15

to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b)   Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c)   The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d)   Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e)   Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3   Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4   Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5   Specified Board Committees

(a)   **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b)   **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c)   **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory

personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d)   **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e)   **Executive Committee**.   The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f)   **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6   Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the MIAX Rules.

ARTICLE V
Nominating Committees

Section 5.1   Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted.   Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member.   Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2   Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

19

ARTICLE VI
Officers, Agents and Employees

Section 6.1   General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2   Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3   Resignation and Removal of Officers; Vacancies

(a)   Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b)   Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c)   Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4   Compensation

The compensation of all officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5   Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the

Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6   Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7   President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8   Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9   Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10   Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11   Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12   Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13   Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

22

Section 6.14   Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.


ARTICLE VII
Indemnification and Insurance


Section 7.1   Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2   Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final

adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3   Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4   Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5   Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6   Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7   Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8   Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

<u>**ARTICLE VIII**</u>
Amendments; Emergency By-Laws

Section 8.1   By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2   Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3   Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

25

(a)   the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b)   the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4   Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1   Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2   Disciplinary Proceedings

(a)   The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b)   The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate

sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i)   a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii)   violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii)   failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv)   failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3   Membership Qualifications

(a)   The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b)   The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c)   Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4   Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any

other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1   Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a)   references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b)   the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2   Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3   Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4   Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading

data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5   Execution of Instruments, Contracts, etc.

(a)   All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b)   All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6   Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7   Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

RESTATED

CERTIFICATE OF FORMATION

OF

MIAX PEARL, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Formation, filed on February 11, 2016, under file number: 5880323.

1.   The name of the limited liability company is **MIAX PEARL, LLC** (the "Company").

2.   The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.   This Certificate shall be effective upon filing.

4.   The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of November, 2020.

MIAX PEARL, LLC

By: _Barbara J. Comly_

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

<p style="text-align:center">SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PEARL, LLC
(a Delaware limited liability company)</p>

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement dated December 5, 2016 of the Company. Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the Company is "MIAX PEARL, LLC".

Section 3. **Principal Place of Business.** The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company, or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member.** Miami International Holdings, Inc. is the sole LLC Member of the Company. The mailing address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

Section 7. **Purpose of the Company.** The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. __Powers.__ The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. __Management.__

(a) __Board of Directors__. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member.

(b) __Powers__. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) __By-Laws__. The Company, the LLC Member and the Board of Directors have adopted By-Laws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "__By-Laws__"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) __Directors as Agents__. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. __Officers.__

(a) __Officers of the Company__. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "__Officers__") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from

time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. **Advisory Board.** The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Limited Liability.** Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. **Additional Contributions.** The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16.   **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17.   **Books and Records.**

(a)   The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b)   All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18.   **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19.   **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. <u>Exculpation and Indemnification</u>.

(a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "<u>Covered Persons</u>") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

5

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. **Dissolution.**

(a)   The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b)   Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c)   In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d)   The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. **Benefits of LLC Agreement - No Third-Party Rights.** None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. **Severability of Provisions.** Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as set forth in Section 6, and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 12th day of November, 2020.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: _Thomas P. Gallagher_ _____
      Thomas P. Gallagher
      Chairman and Chief Executive Officer

SCHEDULE A

Definitions

A.   Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX PEARL, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B.   Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

AMENDED AND RESTATED
BY-LAWS
OF
MIAX PEARL, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a)   "Act" means the Securities Exchange Act of 1934, as amended.

(b)   An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c)   "Board" or "Board of Directors" means the Board of Directors of the Company.

(d)   "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)   "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

(f)   "Commission" means the Securities and Exchange Commission.

(g)   "Company" means MIAX PEARL, LLC, a Delaware limited liability company.

(h)   "day" means calendar day.

(i)   "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j)   "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k)   **[Reserved]**

(l)   "ERP Agreement" means the agreement between the Exchange's parent holding company, Miami International Holdings, Inc., and ERP Members dated September 11, 2020 pursuant to which Units were issued.

(m)   "ERP Director" means a MIAX PEARL Equities Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n)   "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o)   "Exchange" means the national securities exchange operated by the Company.

(p)   "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q)   "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r)   "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s)   "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t)   "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker

2

or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u)   "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v)   "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w)   "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x)   "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y)   "Measurement Period" means the time period over which Units are vested.

3

(z)   "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa)   "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb)   "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc)   "MIAX PEARL Equities" means the market of the Exchange on which equity securities are traded.

(dd)   "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(ee)   "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff)   "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(gg)   "Observer" has the meaning set forth in Article II, Section 2.2 of the By-Laws.

(hh)   "Performance Criteria" means the trades on MIAX PEARL Equities in an amount equal to a percentage of the average daily volume for National Market System securities on MIAX PEARL Equities as reported by the Consolidated Tape Association (CTA) and Unlisted Traded Privileges (UTP) Plans, or any successor plans, for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period and as more fully set forth in the ERP Agreement.

(ii)   "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(jj)   "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(mm) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(nn) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(oo) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(pp) "Unit" means the securities issued pursuant to the ERP Agreement.

ARTICLE II
Board of Directors

Section 2.1   Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with

5

reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d)   In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e)   In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2   Composition of the Board and Observer Rights

(a)   The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b)   At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i)   The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, Section 2.4; and

6

(ii)   The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c)   The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d)   A Director may not be subject to a statutory disqualification.

(e)   Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below.

(f)   If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g)   As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i)   Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii)   The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii)   The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with

respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3   Terms of Office

(a)   The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b)   Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c) and (d) below.

(c)   In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d)   An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 25% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4   Nomination and Election

(a)   The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b)   The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c)   Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d)   Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e)   If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange

9

Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f)   With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5   [Reserved]

Section 2.6   Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman").   The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7   Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8   Vacancies

(a)   Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b)   If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c)   If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9   Removal and Resignation

(a)   Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b)   A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c)   Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance

of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a)   Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b)   The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at

any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15   Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16   Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17   Waiver of Notice

(a)   Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b)   Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18   Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19   Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20   Conflicts of Interest; Contracts and Transactions Involving Directors

(a)   A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b)   No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1   Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2   Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

14

Section 3.3   Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4   Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1   Designation of Committees

(a)   **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b)   **Committees of the Exchange.**   The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2   Board Committees - Appointment and Removal; Vacancies; Term

(a)   Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members

15

to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b)   Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c)   The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d)   Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e)   Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3   Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4   Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5   Specified Board Committees

(a)   **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b)   **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c)   **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory

17

personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d)　**Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e)　**Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f)　**Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6　Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1   Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted.   Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member.   Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2   Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

19

ARTICLE VI
Officers, Agents and Employees

Section 6.1   General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2   Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3   Resignation and Removal of Officers; Vacancies

(a)   Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b)   Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c)   Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4   Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws.   As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5   Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6   Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7   President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8   Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9   Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law

21

or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10   Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11   Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12   Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13   Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may

designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14   Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.


ARTICLE VII
Indemnification and Insurance


Section 7.1   Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2   Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her

23

capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3   Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4   Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5   Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6   Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7   Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8   Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1   By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2   Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof

25

cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3   Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a)   the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b)   the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4   Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1   Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2   Disciplinary Proceedings

(a)   The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b)   The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i)   a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii)   violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii)   failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv)   failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3   Membership Qualifications

(a)   The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b)   The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c)   Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and

applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4   Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1   Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a)   references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b)   the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2   Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3   Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to

participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4   Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5   Execution of Instruments, Contracts, etc.

(a)   All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b)   All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6   Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident

29

to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7   Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:02 PM 04/06/2023
FILED 12:02 PM 04/06/2023
SR 20231327538 - File Number 7394193

CERTIFICATE OF FORMATION

OF

MIAX SAPPHIRE, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et. seq.).

1.   The name of the limited liability company is **MIAX Sapphire, LLC** (the "Company").

2.   The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.   This Certificate shall be effective upon filing.

4.   The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 6th day of April, 2023.

KATHERINE S. COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX SAPPHIRE, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated April 18, 2023 of the Company (the "Operating Agreement"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company.** The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the Company is "MIAX Sapphire, LLC".

Section 3. **Principal Place of Business.** The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company, or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member.** The mailing address of the LLC Member is set forth on Schedule B attached hereto. The LLC Member was admitted to the Company as an LLC Member of the Company upon its execution of a counterpart signature page to the Operating Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 7. **Purpose of the Company.** The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as

permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8.   **Powers.** The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9.   **Management.**

(a)   Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member. The Directors as of the date of this LLC Agreement are set forth on Schedule C attached hereto.

(b)   Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c)   By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d)   Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10.   **Officers.**

(a)   Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer,

2

Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b)   <u>Officers as Agents</u>. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c)   <u>Duties of Board and Officers</u>. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. <u>Advisory Board</u>. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. <u>Limited Liability</u>. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. <u>Capital Contributions</u>. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. <u>Additional Contributions</u>. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **Books and Records.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

4

Section 20.   <u>Exculpation and Indemnification.</u>

    (a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "<u>Covered Persons</u>") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

    (b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

    (c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

    (d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

    (e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

    (f)   The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided

5

by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. **Dissolution.**

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. **Benefits of LLC Agreement - No Third-Party Rights.** None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. **Severability of Provisions.** Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to

be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25.   **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26.   **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27.   **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28.   **Amendments.**

(a)   This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b)   Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29.   **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amended and Restated Limited Liability Company Agreement as of the 10th day of July, 2024.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By:_____
Thomas P. Gallagher
Chairman

SCHEDULE A

Definitions

A.   Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Operating Agreement" has the meaning set forth in the preamble to this LLC Agreement.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B.   Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

SCHEDULE B

LLC Member

Name	Mailing Address	Limited Liability Company Interest
Miami International Holdings, Inc.	7 Roszel Road, Suite 1A Princeton, NJ 08540	100%

SCHEDULE C

Directors as of July 10, 2024

	Name	Classification
1.	Thomas P. Gallagher	Industry
2.	Michael P. Ameen	Non-Industry/Independent
3.	Lindsay L. Burbage	Non-Industry/Independent
4.	Marianne Deane	Non-Industry/Independent
5.	Leslie Florio	Non-Industry/Independent
6.	Michael Gorczowski	Interim Member Representative Director
7.	Michael Harrington	Interim Member Representative Director
8.	Kenneth Lozier	Non-Industry/Independent
9.	John E. McCormac	Non-Industry/Independent
10.	Robert D. Prunetti	Non-Industry

EXHIBIT A

BY-LAWS OF MIAX SAPPHIRE, LLC

[Separate document]

13

AMENDED AND RESTATED
BY-LAWS
OF
MIAX SAPPHIRE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 10, 2024 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a)   "Act" means the Securities Exchange Act of 1934, as amended.

(b)   An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c)   "Board" or "Board of Directors" means the Board of Directors of the Company.

(d)   "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e)   "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

(f)   "Commission" means the Securities and Exchange Commission.

(g)   "Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

(h)   "day" means calendar day.

(i)   "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j)   "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k)   **[Reserved]**

(l)   "<u>Exchange</u>" means the national securities exchange operated by the Company.

(m)   "<u>Exchange Contract</u>" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n)   "<u>Exchange Member</u>" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o)   "<u>Executive Representative</u>" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p)   "<u>Independent Director</u>" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q)   "<u>Independent member</u>" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r)   "<u>Industry Director</u>" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or

2

more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s)   "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t)   "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u)   "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v)   "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w)   "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x)   "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

3

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y)   "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z)   "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa)   "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb)   "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc)   "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd)   "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee)   "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff)   "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg)   "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh)   "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii)   "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1   Powers

(a)   The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b)   The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c)   The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d)   In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e)   In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of

5

trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2   Composition of the Board

(a)   The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b)   At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i)   The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii)   The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c)   The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d)   A Director may not be subject to a statutory disqualification.

(e)   The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors").   The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3   Terms of Office

(a)   The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b)   Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4   Nomination and Election

(a)   The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b)   The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c)   Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the

7

candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d)   Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e)   If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f)   With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5   Interim Directors

(a)   The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities

exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b)   The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c)   Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d)   If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5)

9

days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e)   With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f)   In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6   Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman").   The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7   Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8   Vacancies

(a)   Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a

person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11   Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12   Special Meetings

(a)   Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b)   The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13   Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14   Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15   Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or

12

certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16   Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17   Waiver of Notice

(a)   Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b)   Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18   Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19   Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20   Conflicts of Interest; Contracts and Transactions Involving Directors

(a)   A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

13

(b)   No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1   Annual Meeting; Election of Directors and Other Matters

(a)   The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b)   The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2   Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3   Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

14

Section 3.4   Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1   Designation of Committees

(a)   **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b)   **Committees of the Exchange.**   The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2   Board Committees - Appointment and Removal; Vacancies; Term

(a)   Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b)   Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective

15

committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3   Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4   Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5   Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and

practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The

Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6   Quality of Markets Committee

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee for the Trading Floor of the Exchange operated by the Company. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange's Trading Floor from the perspective of investors, both individual and institutional, retail firms, Floor Brokers, Floor Market Maker firms, and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange's Trading Floor, including Floor Brokers, Floor Market Makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members. The terms "Trading Floor", "Floor Broker", and "Floor Market Maker" shall have the same meanings as set forth in the Exchange Rules.

Section 4.7   Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct

Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.


ARTICLE V
Nominating Committees


Section 5.1   Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted.   Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member.   Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2   Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3   Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the

19

LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1   General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2   Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3   Resignation and Removal of Officers; Vacancies

(a)   Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b)   Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c)   Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4   Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5   Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6   Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7   President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8   Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9   Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer

21

shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10   Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11   Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12   Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13   Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14   Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1   Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2   Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3   Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4   Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5   Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6   Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7   Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8   Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1   By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2   Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3   Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a)   the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b)   the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4   Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.


ARTICLE IX
Exchange Authorities


Section 9.1   Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time

26

to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2   Disciplinary Proceedings

(a)   The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b)   The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i)   a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii)   violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii)   failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv)   failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3   Membership Qualifications

(a)   The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with

respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b)   The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c)   Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4   Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1   Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a)   references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b)   the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2   Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3   Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4   Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5   Execution of Instruments, Contracts, etc.

(a)   All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b)   All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

29

Section 10.6   Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7   Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 06/29/2011
FILED 11:38 AM 06/29/2011
SRV 110774902 - 4812494 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami International Technologies, LLC on May 12, 2010 under file number: 4812494

FIRST: The name of the limited liability company is **Miami International Technologies, LLC**.

SECOND: The address of the registered office of the Company is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 28, 2011.

MIAMI INTERNATIONAL
TECHNOLOGIES, LLC

By: _____

Thomas P. Gallagher
Chairman

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Technologies, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 of the Company.

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "Miami International Technologies, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7.   Term. The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8.   Board of Directors; Delegation of Authority and Duties.

(a) <u>Member and Board of Directors</u>. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) <u>Delegation by Board</u>. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) <u>Committees</u>. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9.   Establishment of Board of Directors.

(a) <u>Directors</u>. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than fifteen (15) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) <u>No Individual Authority</u>. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company,

4

for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 25th day of June, 2021.


MIAMI INTERNATIONAL HOLDINGS, INC.

By:_____

Thomas P. Gallagher
Chairman and Chief Executive Officer


CERTIFICATE OF FORMATION

OF

MIAX FUTURES HOLDCO, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1.   The name of the limited liability company is **MIAX Futures Holdco, LLC** (the "Company").

2.   The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.   This Certificate shall be effective upon filing.

4.   The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 12th day of March, 2024.

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF FORMATION

The undersigned authorized person, desiring to amend the limited liability company formation pursuant to Section 18-202 of the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.　　The name of the limited liability company is _____
　　MIAX Futures Holdco, LLC _____ .

2.　　The Certificate of Formation of the limited liability company is hereby amended as follows:

　　1. The name of the limited liability company is MIAX Global Derivatives, LLC.

By: _____
　　　　　Authorized Person

Name: Barbara J. Comly _____
　　　　　　　　Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 10/04/2024
FILED 09:48 AM 10/04/2024
SR 20243865763 - File Number 3255027

MIAX Global Derivatives, LLC

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX GLOBAL DERIVATIVES, LLC

The undersigned is executing this Amended and Restated Limited Liability Company Agreement (the "Agreement") as of October 4, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on March 12, 2024.

2. **Name.** The name of the limited liability company shall be **"MIAX Global Derivatives, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8.   **Board of Directors; Delegation of Authority and Duties.**

(a) <u>Member and Board of Directors</u>. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) <u>Delegation by Board</u>. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) <u>Committees</u>. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9.   **Establishment of Board of Directors.**

(a) <u>Directors</u>. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) <u>No Individual Authority</u>. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Committee**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Committee.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such

event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the

4

MIAX Global Derivatives, LLC

Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24.   **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25.   **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.


MIAMI INTERNATIONAL HOLDINGS, INC.


By: /s/ Thomas P. Gallagher
      THOMAS P. GALLAGHER
      Chairman and Chief Executive Officer
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

STATE OF DELAWARE
RESTATED
CERTIFICATE OF FORMATION
OF
MIAX FUTURES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Formation, filed under Miami Board of Trade, LLC, on November 30, 2007, as amended by Certificate of Amendment, filed under Miami International Futures Exchange, LLC, on April 14, 2010, Amended and Restated Certificate of Formation filed on June 17, 2011, and Certificate of Amendment filed on July 15, 2020, under file number 4465980. There is no discrepancy between the restated and the original certificate of formation, as previously amended or supplemented.

FIRST: The name of the limited liability company is **MIAX Futures, LLC**.

SECOND: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is **The Corporation Trust Company**.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Restated Certificate of Formation on this date of March 10, 2021.

MIAX FUTURES, LLC

By: _Barbara J. Comly_

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF FORMATION

The undersigned authorized person, desiring to amend the limited liability company formation pursuant to Section 18-202 of the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is **MIAX Futures, LLC**

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

FIRST: The name of the limited liability company is M 9 Holdings, LLC.

By: _____
Authorized Person

Name: Barbara J. Comly
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:57 PM 04/25/2024
FILED 03:57 PM 04/25/2024
SR 20241664286 - File Number 4465980

M 9 Holdings, LLC

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
M 9 HOLDINGS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of **M 9 Holdings, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Third Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 of the Company.

Section 1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the limited liability company shall be "M 9 Holdings, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8.   Board of Directors: Delegation of Authority and Duties.

(a)   Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b)   Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c)   Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9.   Establishment of Board of Directors.

(a)   Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b)   No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c)   Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings

2

of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Capital Contributions.** The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. **Resignation.** The Member shall have the right to resign from the Company so long as such resignation is in The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. **Return of Capital.** The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution.** The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets

of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments.** This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business.** The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability.** The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification.** Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters.** The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment.** This Agreement may only be amended by a writing duly signed by the Member.

4

Section 24. <u>Governing Law</u>. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

      IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 1st day of May, 2024.


MIAMI INTERNATIONAL HOLDINGS, INC.

By: _____

       Thomas P. Gallagher

       Chairman and Chief Executive Officer




BERMUDA

THE COMPANIES ACT 1981

CERTIFICATE OF DEPOSIT OF

MEMORANDUM OF ASSOCIATION

THIS IS TO CERTIFY that a Memorandum of Association

of

THE BERMUDA STOCK EXCHANGE

---

was deposited in the Office of the Registrar of Companies

on the

10th day of March, 1993

---

in accordance with the provisions of

THE BERMUDA STOCK EXCHANGE COMPANY ACT 1992

IN WITNESS WHEREOF I have

hereto set my hand this

10th day of March, 1993

Acting REGISTRAR OF COMPANIES

MEMORANDUM OF ASSOCIATION

OF

THE BERMUDA STOCK EXCHANGE

Deposited in the office of the Registrar of Companies of Bermuda on the 10th day, of March 1993 in accordance with the provisions of Section 3 (1) of The Bermuda Stock Exchange Company Act 1992.

We, the undersigned, whose respective names, addresses and nationalities are set forth below, do hereby state that we have subscribed to this Memorandum of Assocation with the intent that the same shall be filed forthwith in the office of the Registrar of Companies and to the intent that, in accordance with the provisions of Section 3 (1) of The Bermuda Stock Exchange Company Act 1992 ("the Act"), we and the persons who shall hereafter become members of the Exchange, as defined in Section 2 of the Act, shall be a body corporate under the name of "The Bermuda Stock Exchange" for the purpose of carrying on business under and in accordance with the Act.

NAME	ADDRESS	NATIONALITY
Richard Cyril Ivor Francis	42 Knapton Estates Road Smith's HS 01	British
Charles Andrew Gunn	2 Mill Shares Road Pembroke HM 05	Canadian
William Donald Thomson	"Grey Gables" Riddell's Bay Road Warwick WK 04	Bermudian

AMENDED AND RESTATED

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

July 21, 2003

Table of Contents

BYE-LAWS

of

THE BERMUDA STOCK EXCHANGE

INTERPRETATION

1.   In these Bye-Laws unless the context otherwise requires -

"the Act" means The Bermuda Stock Exchange Company Act 1992, being Act No. 42 of 1992;

"the Authority" means the Bermuda Monetary Authority;

"Bermuda" means the Islands of Bermuda;

"the Chairman" and "the Deputy Chairman" means the officers of the Exchange having those respective titles;

"the Companies Acts" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Exchange;

"the Council" means the Council for the time being of the Exchange;

"Council Member" means a member of the Council;

"the Exchange" means the company incorporated pursuant to the provisions of the Act and known as "The Bermuda Stock Exchange";

"Member" has the meaning assigned to it by the Companies Acts;

"paid up" means paid up or credited as paid up;

 "Register" means the Register of Members of the Exchange;

"Registered Office" means the registered office for the time being of the Exchange;

"regulations" means the regulations made under section 11 of the Act;

"Seal" means the common seal of the Exchange and includes any duplicate thereof;

"Secretary" includes a temporary or assistant Secretary and any person appointed by the Council to perform any of the duties of the Secretary;

"these Bye-Laws" means these Bye-Laws in their present form or as from time to time amended;

"Trading Member" means a person admitted to membership in the Exchange pursuant to the regulations;

"Trading Members" means the aggregate of Trading Members for the time being;

for the purposes of these Bye-Laws a corporation shall be deemed to be present in person if its representative duly authorised pursuant to the Companies Acts is present;

words importing the singular number only include the plural number and vice versa;

words importing the masculine gender only include the feminine and neuter genders respectively;

words importing persons include companies or associations or bodies of persons, whether corporate or un-incorporate;

reference to writing shall include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

REGISTERED OFFICE

2.   The Registered Office shall be at such place in Bermuda as the Council shall from time to time appoint.

APPROVAL OF THE AUTHORITY

3.   Notwithstanding anything expressed or implied to the contrary in these Bye-Laws, the prior approval in writing of the Authority shall be required with respect to each of the following matters:

(i)   the application of any person to become a Member of the Exchange;

(ii)   the offering, allotment, issue, transfer or other dealing with the shares or other securities of the Exchange;

(iii)   the modification of the rights attaching to any class of shares or securities of the Exchange; and

(iv)   any increase or other alteration of the capital of the Exchange.

SHARE RIGHTS

4.   Subject to these Bye-Laws and to any special rights conferred on the holders of any share or class of shares, any share in the Exchange may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Exchange may in general meeting determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Council may determine.

POWER OF THE EXCHANGE TO REPURCHASE ITS SHARES

4A.   The Exchange may purchase its own shares in accordance with the provisions of the Companies Act on such terms as the Council shall think fit. The Council may exercise all the powers of the Exchange to purchase all or any part of its own shares in accordance with the Companies Act.

MODIFICATION OF RIGHTS

5.   Subject to the Companies Acts and these Bye-Laws, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Exchange is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Exchange shall mutatis mutandis apply, but so that the necessary quorum shall be two or more persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.

6.   The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

7.   Subject to these Bye-Laws, the unissued shares of the Exchange (whether forming part of the original capital or any increased capital) shall be at the disposal of the Council, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Council may determine.

8.   The Council may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

9.   Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Exchange as holding any share upon trust and the Exchange shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

10.   The preparation, issue and delivery of certificates shall be governed by the Companies Acts. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.

11.   If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Exchange in investigating such evidence and preparing such indemnity as the Council may think fit and, in case of defacement, on delivery of the old certificate to the Exchange.

12.   All certificates for share or loan capital or other securities of the Exchange (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Council may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.

LIEN

13.   The Exchange shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Exchange shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Member, whether singly or jointly with any other person, for all the debts and liabilities of such Member or his estate to the Exchange, whether the same shall have been incurred before or after notice to the Exchange of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Exchange's lien on a share shall extend to all dividends payable thereon. The Council may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

14.   The Exchange may sell, in such manner as the Council may think fit, any share on which the Exchange has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating

and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

15.   The net proceeds of sale by the Exchange of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Council may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

16.   The Council may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Exchange serving upon him at least fourteen days notice specifying the time or times and place of payment) pay to the Exchange at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Council may determine.

17.   A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Council authorizing the call was passed.

18.   The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19.   If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Council may determine, but the Council shall be at liberty to waive payment of such interest wholly or in part.

20.   Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21.   The Council may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

22.   If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Council may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

23.   The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Council may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.

24.   If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Council to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

25.   When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid

26.   A forfeited share shall be deemed to be the property of the Exchange and may (subject to these Bye-Laws) be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Council shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Council may think fit.

27.   A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Member all moneys which at the date of forfeiture were presently payable by him to the Exchange in respect of the shares with interest thereon at such rate as the Council may determine from the date of forfeiture until payment, and the Exchange may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

28.   An affidavit in writing that the deponent is a Council Member or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Exchange may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Council may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF MEMBERS

29.   The Secretary shall establish and maintain the Register of Members at the Registered Office in the manner prescribed by the Companies Acts. Unless the Council otherwise determines, the Register of Members shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Council so determines, no Member or intending Members shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Council it shall not be deemed to abrogate any of the provisions of Bye-Law 9.

REGISTER OF TRADING MEMBERS

30.   The Secretary shall establish and maintain a register of Trading Members as required by the Act. The register of Trading Members shall be open to inspection in the manner prescribed by the Act between 10:00 a.m. and 12:00 noon on every working day.

REGISTER OF COUNCIL MEMBERS AND OFFICERS

31.   The Secretary shall establish and maintain a register of the Council Members and Officers of the Exchange in a manner corresponding to that prescribed for directors and officers of a company by the Companies Acts. The register of Council Members and Officers shall be open to inspection in the manner corresponding as aforesaid between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

32.   Subject to the Act, the Companies Acts and these Bye-Laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Council may approve.

33.   (1)   The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Exchange.

        (2)   The Council shall not register any transfer unless:-

        (a)   the instrument of transfer is duly stamped and lodged with the Exchange, accompanied by the certificate for the shares to which it relates, and such other evidence as the Council may reasonably require to show the right of the transferor to make the transfer;

        (b)   the instrument of transfer is in respect of only one class of share; and

(c)   the prior approval in writing of the Authority with respect thereto has been obtained.

TRANSMISSION OF SHARES

34.   In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Exchange as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Council may in its absolute discretion determine to be the person recognised by the Exchange for the purpose of this Bye-Law.

35.   Any person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Council as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Exchange a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

36.   A person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Council as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Exchange or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Council may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Council may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

37.   Subject to any directions of the Council from time to time in force, the Secretary may exercise the powers and discretions of the Council under Bye-Laws 34, 35 and 36.

INCREASE OF CAPITAL

38.   Subject to these Bye-Laws, the Exchange may from time to time increase its capital by such sum to be divided into shares of such par value as the Exchange in general meeting shall prescribe.

39.   Subject to these Bye-Laws, the Exchange may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

40.   The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

41.   Subject to these Bye-Laws, the Exchange may from time to time in general meeting:-

(a)   divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(b)   consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(c)   sub-divide its shares or any of them into shares of smaller par value than is fixed by the Act so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d)   make provision for the issue and allotment of shares which do not carry any voting rights; and

(e)   cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Council may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

42.   Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Exchange may by resolution in general meeting from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

43.   Subject to the Act, the Companies Acts and any confirmation or consent required by law or these Bye-Laws, the Exchange may from time to time in general meeting authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

44.   In relation to any such reduction, the Exchange may in general meeting determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS

45.   The Council shall convene and the Exchange shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Council shall appoint. The Council may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.

NOTICE OF GENERAL MEETINGS

46.   An Annual General Meeting shall be called by not less than 5 days notice in writing and a Special General Meeting shall be called by not less than 5 days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted Bye-Laws 118 and 119 to all Members other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Exchange.

Notwithstanding that a meeting of the Exchange is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:-

(a)   in the case of a meeting called as an Annual General Meeting, by all the Members entitled to attend and vote threat;

(b)   in the case of any other meeting, by a majority in number of the Member having the right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the shares giving that right.

47.   The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the

non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

48.   No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Members holding not less than 51 per cent of the shares carrying the right to vote, present in person or represented by proxy, shall be a quorum for all purposes.

49.   If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Members present in person (whatever the number of shares held by them) shall be a quorum. The Exchange shall give not less than 5 days notice of any meeting adjourned through want of a quorum and such notice shall state that two Members present in person (whatever the number of shares held by them) shall be a quorum.

50.   A meeting of the Members or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

51.   Each Council Member shall be entitled to attend and speak at any general meeting of the Exchange.

52.   The Chairman of the Exchange or, in his absence, the Deputy Chairman shall preside as chairman at every general meeting. If at any meeting neither of the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Council Members present shall choose one of their number to act or if one Council Member only is present he shall preside as chairman if willing to act. If no Council Member is present or, if each of the Council Members present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

53.   The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

54.   Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

55.   Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

56.   At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

(a)   the chairman of the meeting; or

(b)   at least three Members present in person or represented by proxy; or

(c)   any Member or Members present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)   a Member or Members present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Exchange shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

57.   If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

58.   A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

59.   The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

60.   On a poll, votes may be cast either personally or by proxy.

61.   A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

62.   In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote.

63.   In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

64.   A Member who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and. may otherwise act and be treated as such Member for the purpose of general meetings.

65.   No Member shall, unless the Council otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Exchange have been paid.

66.   If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

67.   The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same. A person who is not a Member may be appointed a proxy holder.

68.   Any Member may appoint a standing proxy or (if a corporation) representative by depositing at the Registered Office a proxy or (if a corporation) an authorisation and such proxy or authorisation shall be valid for all general meetings and adjournments thereof until notice of revocation is received at the Registered Office. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof

at which the Member is present or in respect to which the Member has specially appointed a proxy or representative. The Council may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Council determines that it has received the requested evidence or other evidence satisfactory to it.

69.   Subject to Bye-Law 68, the instrument appointing a proxy together with such other evidence as to its due execution as the Council may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) prior to the holding of the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid.

70.   Instruments of proxy shall be in any common form or in such other form as the Council may approve and the Council may, if it thinks fit, send out with the notice of any meeting forms of instruments of proxy for use at that meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71.   A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Exchange at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith) one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

72.   Subject to the Companies Acts, the Council may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Member at general meetings.

APPOINTMENT AND REMOVAL OF COUNCIL MEMBERS

73.   The number of Council Members shall be such number not less than three as the Exchange in general meeting may from time to time determine and, subject to the Act, the Companies Acts and these Bye-Laws shall serve until re-elected or their successors are appointed at the next Annual General Meeting. A person who is not a Member may be appointed a Council Member.

74.   Each Member that holds not less than 10% of the issued ordinary shares of the Exchange, shall have the right to designate and appoint one Council Member by notice in writing delivered to the Secretary. Any Council Member appointed by a Member pursuant to this Bye-Law may be removed by that Member at any time by written notice to the Council Member and to the Secretary. If the share holding of any Member who has appointed a Council Member pursuant to this Bye-law reduces below 10% of the issued ordinary shares of the Exchange then that Member is no longer entitled to appoint a Council Member in accordance with this Bye-law and the term of office of any Council Member so appointed shall expire immediately.

75.   The Exchange shall at the Annual General Meeting and may in general meeting determine the minimum and the maximum number of Council Members and may in general meeting determine that one or more vacancies in the Council shall be deemed casual vacancies for the purposes of these Bye-Laws.

76.   The Exchange may in a Special General Meeting called for that purpose remove a Council Member provided notice of any such meeting shall be served upon the Council Member concerned not less than 14 days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Council Member at a Special General Meeting may be filled at the Meeting by the election of another Council Member in his place or, in the absence of any such election, by the Council.

RESIGNATION AND DISQUALIFICATION OF COUNCIL MEMBERS

77.   The office of a Council Member shall be vacated upon the happening of any of the following events:

(a)   if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Council;

(b)   if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Council resolves that his office is vacated;

(c)   if he becomes bankrupt or compounds with his creditors;

(d)   if he is prohibited by law from being a Council Member;

(e)   if he ceases to be a Council Member by virtue of the Act or the Companies Acts or is removed from office pursuant to these Bye-Laws; or

(f)   if, being an appointee of a Member which holds not less than 10% of the issued ordinary shares of the Exchange, the share holding of that Member reduces below 10% of the issued ordinary shares of the Exchange.

ALTERNATE COUNCIL MEMBERS

78.   The Exchange may in general meeting elect a person or persons qualified to be Council Members to act as Council Members in the alternative to any of the Council Members or may authorise the Council to appoint such Alternate Council Members. Any Alternate Council Member may be removed by the Exchange in general meeting and, if appointed by the Council, may be removed by the Council and, subject thereto, the office of Alternate Council Member shall continue until the next annual election of the Council or, if earlier, the date on which the relevant Council Member ceases to be a Council Member. An Alternate Council Member may also be a Council Member in his own right and may act as alternate to more than one Council Member.

79.   An Alternate Council Member shall be entitled to receive notices of all meetings of Council, to attend, be counted in the quorum and vote at any such meeting at which any Council Member to whom he is alternate is not personally present, and generally to perform all the functions of any Council Member to whom he is alternate in his absence.

80.   Every person acting as an Alternate Council Member shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Las relating to Council Members and shall alone be responsible to the Exchange for his acts and defaults and shall not be deemed to be the agent of or for any Council Member for whom he is alternate. An Alternate Council Member may be paid expenses and shall be entitled to be indemnified by the Exchange to the same extent mutatis mutandis as if he were a Council Member. Every person acting as an Alternate Council Member shall have one vote for each Council Member for whom he acts as alternate (in addition to his own vote if he is also a Council Member). The signature of an Alternate Council Member to any resolution in writing of the Council or a committee of the Council shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Council Member or Council Members to whom he is alternate.

COUNCIL MEMBERS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

81.   The amount, if any, of Council Members' fees shall from time to time be determined by the Exchange in general meeting and in the absence of a determination to the contrary in general meeting, such fees shall be deemed to accrue from day to day. Each Council Member may be paid his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Council or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Exchange's business or in the discharge of his duties as a Council Member. Any Council Member who, by request, goes or resides abroad for any purposes of the Exchange or who performs services which in the opinion of the Council go beyond the ordinary duties of a Council Member may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

COUNTER MEMBERS' INTERESTS

COUNCIL MEMBERS' INTERESTS

82. (a)   A Council Member may hold any other office or position with the Exchange (except that of auditor) in conjunction with his office of Council Member for such period and upon such terms as the Council may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

(b)   A Council Member may act by himself or his firm in a professional capacity for the Exchange (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Council Member.

(c)   Subject to the provisions of the Companies Acts, a Council Member may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Exchange or in which the Exchange is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Exchange or in which the Exchange is interested. The Council may also cause the voting power conferred by the shares in any other company held or owned by the Exchange to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Council Members or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(d)   So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Council or by writing to the Council Members as required by the Companies Acts, a Council Member shall not by reason of his office be accountable to the Exchange for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(e)   Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Council by a Council Member or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE COUNCIL

83.   Subject to the provisions of the Act, the Companies Acts and these Bye-Laws and to any directions given by the Exchange in general meeting, the Council shall manage the business of the Exchange and may pay all expenses incurred in promoting and incorporating the Exchange and may exercise all the powers of the Exchange. Subject generally to the provisions of the Act, the Council shall make regulations which provide for the matters specified in the Act and may make such other regulations as it deems necessary or desirable for the proper and efficient regulation,

management and control of the Exchange and the stock market operated by the Exchange. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Council which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Council by these Bye-Laws and a meeting of the Council at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Council.

84.   The Council may exercise all the powers of the Exchange to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Exchange and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Exchange or of any other persons.

85.   All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Exchange shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Council shall from time to time by resolution determine.

86.   The Council may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Exchange for such period and upon such terms as the Council may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Council Member may have against the Exchange or the Exchange may have against such Council Member for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Council may determine, and either in addition to or in lieu of his remuneration as a Council Member.

DELEGATION OF THE COUNCIL'S POWERS

87.   The Council may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Council, to be the attorney or attorneys of the Exchange for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Council under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Council may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

88.   The Council may, with the prior approval in writing of the Authority in each case, entrust to and confer upon any Council Member or officer any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may (with such approval) from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

89.   The Council may, with the prior approval in writing of the Authority in each case, delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Council.

PROCEEDINGS OF THE COUNCIL

90.   The Council may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Council Member may, and the Secretary on the requisition of a Council Member shall, at any time summon a meeting of the Council.

91.   Notice of a meeting of the Council shall be deemed to be duly given to a Council Member if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Exchange for this purpose. A Council Member may waive notice of any meeting either prospectively or retrospectively.

92.   (a)   The quorum necessary for the transaction of the business of the Council may be fixed by the Council and, unless so fixed at any other number, shall be two individuals. Any Council Member who ceases to be a Council Member at a meeting of the Council may continue to be present and to act as a Council Member and be counted in the quorum until the termination of the meeting if no other Council Member objects and if otherwise a quorum would not be present.

        (b)   A Council Member who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Exchange and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

93.   So long as a quorum of Council Members remains in office, the continuing Council Members may act notwithstanding any vacancy in the Council but, if no such quorum remains, the continuing Council Members or a sole continuing Council Member may act only for the purpose of calling a general meeting.

94.   The Chairman shall act as chairman of all meetings of the Council at which he is present and, in his absence, the Deputy Chairman shall be chairman. If at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Council Members present may choose one of their number to be chairman of the meeting.

95.   The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Council so far as the same are applicable and are not superseded by any regulations imposed by the Council.

96.   A resolution in writing signed by all the Council Members for the time being entitled to receive notice of a meeting of the Council or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Council or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Council Members or members of the committee concerned.

97.   A meeting of the Council or a committee appointed by the Council may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting.

98.   All acts done by the Council or by any committee or by any person acting as a Council Member or member of a committee or any person duly authorised by the Council or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Council or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Council Member, member of such committee or person so authorised.

OFFICERS

99.   The officers of the Exchange shall include a Chairman and a Deputy Chairman who shall be Council Members and shall be elected by the Council as soon as possible after the statutory meeting and each annual general meeting. In addition, the Council may appoint any person whether or not he is a Council Member to hold such other office (including that of President and Vice-President) as the Council may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Council may determine and the Council may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Exchange or the Exchange may have against such officer for any breach of any contract of service between him and the Exchange which may be involved in such revocation or termination. Save a provided in the Act, the Companies Acts or these Bye-Laws, the powers and duties of the officers of the Exchange shall be such (if any) as are determined from time to time by the Council.

MINUTES

100.   The Council shall cause minutes to be made and books kept for the purpose of recording -

(a)   all appointments of officers made by the Council;

(b)   the names of the Council Members and other persons (if any) present at each meeting of the Council and of any committee; and

(c)   of all proceedings at meetings of the Exchange, of the holders of any class of shares in the Exchange, and of committees.

SECRETARY

101.   The Secretary shall be appointed by the Council at such remuneration (if any) and upon such terms as it may think fit and any Secretary so appointed may be removed by the Council. The duties of the Secretary shall be those prescribed by the Act and the Companies Acts, together with such other duties as shall from time to time be prescribed by the Council.

102.   A provision of the Act, the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Council Member and the Secretary shall not be satisfied by its being done by or to the same person acting both as Council Member and as, or in the place of, the Secretary.

THE SEAL

103.   (a)   The Seal shall consist of a circular metal device with the name of the Exchange around the outer margin thereof and the country and year of incorporation across the centre thereof. Should the Seal not have been received at the Registered Office in such form at the date of adoption of this Bye-Law then, pending such receipt, any document requiring to be sealed with the Seal shall be sealed by affixing a red wafer seal to the document with the name of the Exchange, and the country and year of incorporation type written across the centre thereof.

(b)   The Council shall provide for the custody of every Seal. A Seal shall only be used by authority of the Council or of a committee of the Council authorised by the Council in that behalf. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be signed by a Council Member and by the Secretary or by a second Council Member; provided that the Secretary or a Council Member may affix a Seal over his signature only to authenticate copies of these Bye-Laws, the minutes of any meeting or any other documents requiring authentication.

DIVIDENDS AND OTHER PAYMENTS

104.   The Council may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the Members according to their rights and interests including such interim dividends as appear to the Council to be justified by the position of the Exchange. The Council may also pay any fixed cash dividend which is payable on any shares of the Exchange

half yearly or on such other dates, whenever the position of the Exchange, in the opinion of the Council, justifies such payment.

105.   Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a)   all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share:

(b)   dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

106.   The Council may deduct from any dividend, distribution or other moneys payable to a Member by the Exchange on or in respect of any shares all sums of money (if any) presently payable by him to the Exchange on account of calls or otherwise in respect of shares of the Exchange.

107.   No dividend, distribution or other moneys payable by the Exchange on or in respect of any share shall bear interest against the Exchange.

108.   Any dividend, distribution, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Exchange. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

109.   Any dividend or distribution of contributed surplus unclaimed for a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Exchange and the payment by the Council of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Exchange a trustee in respect thereof.

<u>RESERVES</u>

110.   The Council may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion

of the Council, be applicable for any purpose of the Exchange and pending such application may, also at such discretion, either be employed in the business of the Exchange or be invested in such investments as the Council may from time to time think fit. The Council may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

111.   Subject to these Bye-Laws, the Exchange may, upon the recommendation of the Council, at any time and from time to time resolve in general meeting to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund and accordingly that such amount be set free for distribution amongst the Members or any class of Members who would be entitled thereto if distributed by way of dividend or distribution of contributed surplus and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Exchange held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Exchange, to be allotted and distributed credited as fully paid amongst such Members, or partly in one way and partly in the other, and the Council shall give effect to such resolution, provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such Members credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

112.   Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Council may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Council. The Council may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

113.   Notwithstanding any other provisions of these Bye-Laws, the Exchange in general meeting or the Council may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is despatched.

ACCOUNTING RECORDS

114.   The Council shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Exchange's affairs and to show and explain its transactions, in accordance with the Companies Acts.

115.   The records of account shall be kept at the Registered Office or at such other place or places as the Council thinks fit, and shall at all times be open to inspection by the Council Members: No Member shall have any right to inspect any accounting record or book or document of the Exchange except as conferred by law or authorised by the Council or the Exchange in general meeting.

116.   A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Exchange in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

117.   Auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Council may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

118.   Any notice or other document (including a share certificate) may be served on or delivered to any Member by the Exchange either personally or by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Member at his address as appearing in the Register or by delivering it to or leaving it at such registered address. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by post shall be deemed to have been served or delivered seven days after it was put in the post, and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

119.   Any notice of a general meeting of the Exchange shall be deemed to be duly given to a Member if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his address as appearing in the Register or any other address given by him to the Exchange for this purpose. Any such notice shall be deemed to have been served twenty-four hours after its despatch.

120.   Any notice or other document delivered, sent or given to a Member in any manner permitted by these Bye-Laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Exchange has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming though or under him) in the share.

INDEMNITY

121.   Subject to the proviso below, every Council Member, officer of the Exchange and member of a committee constituted under Bye-Law 89 shall be indemnified out of the funds of the Exchange against all civil liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Council Member, officer or committee member and the indemnity contained in this Bye-Law shall extend to any person acting as a Council Member, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

122.   Every Council Member, officer and member of a committee duly constituted under Bye-Law 89 of the Exchange shall be indemnified out of the funds of the Exchange against all liabilities incurred by him as such Council Member, officer or committee member in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

123.   To the extent that any Council Member, officer or member of a committee duly constituted under Bye-Law 89 is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of the Exchange to reimburse the person making such payment or effecting such discharge.

ALTERATION OF BYE-LAWS

124.   These Bye-Laws may be amended from time to time in the manner provided for in the Act and the Companies Acts, so that no Bye-Law or amendment to a Bye-Law shall have effect unless first approved in writing by the Authority.

MATTERS REQUIRING SPECIAL APPROVAL

125.   (a)   The Exchange shall not take any of the following actions unless (i) such action is approved by a Council resolution receiving the affirmative vote of a majority of the Council Members voting on the matter representing not less than 2/3rds the total number of Council Members (a "Supermajority Vote"); and (ii) in addition, where required by the Companies Acts, approved by a Supermajority Vote of the Members entitled to vote thereon:-

(i)   sell, assign, pledge or otherwise transfer any shares in any company owned by the Exchange that operates the Bermuda Securities Depository, or any interest therein;

(ii)   grant any security interest over the whole or any material part of the business, property or assets (tangible or intangible) of the Exchange;

(iii)   issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in a Change of Control;

(iv)   issue any shares in the Exchange, determine the issue price for any such shares, or take any action to register any transfer of shares if such issue or registration would result in "beneficial ownership" of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities being owned by non-Bermudians (as defined in the Companies Acts);

(v)   change the corporate domicile or the jurisdiction of organization of the Exchange;

(vi)   liquidate the Exchange;

(vii)   give any guarantee, indemnity or security to secure the liabilities or obligations of any other person, other than a subsidiary of the Exchange, or make a loan to, or any investment in, any such person;

(viii)   take any action that could cause the Exchange or its Subsidiaries to be treated as engaged in the conduct of a trade or business within the United States for purposes of United States income tax laws.

DEFINITION OF CHANGE IN CONTROL

126.   "Change in Control" shall mean the occurrence of any of the following:-

(a)   An acquisition (other than directly from the Exchange) of any voting securities of the Exchange (the "Voting Securities") by any person (including persons acting in concert), immediately after which such person has "beneficial ownership" of more than fifty percent (50%) of the combined voting power of the Exchange's then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Exchange or (B) any corporation or other person of which a majority of its voting power or equity interest is owned, directly or indirectly, by the Exchange (a "Subsidiary"), (ii) the Exchange or any Subsidiary, or (iii) any person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b)   The consummation of:-

(i)   A merger, amalgamation or reorganization (each, a "Merger") with or into the Exchange or in which securities of the Exchange are issued, unless such Merger or amalgamation is a "Non-Control Transaction". A "Non-Control Transaction" shall mean a merger or amalgamation with or into the Exchange or in which securities of the Exchange are issued where:

(A)   the stockholders of the Exchange immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the outstanding Ordinary Shares and the combined voting power of the outstanding voting securities of (x) the Entity resulting from such Merger (the "Surviving Entity"), if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly by another Entity (a "Parent"), or (y) if there is one or more Parent, the ultimate Parent; and

(B)   the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Entity, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Entity is not Beneficially Owned, directly or indirectly, by a Parent, or (y) if there is one or more Parent, the ultimate Parent.

(ii)   A complete liquidation or dissolution of the Exchange; or

(iii)   The sale or other disposition of all or substantially all of the assets of the Exchange to any Person (other than a transfer to a Subsidiary or the distribution to the Exchange's stockholders of the stock of a Subsidiary or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Exchange, and after such share acquisition by the Exchange, the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

FORM NO. 2



BERMUDA
THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF
COMPANY LIMITED BY SHARES
(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION
OF

BSD Nominee Limited
(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Graham B. R. Collis	Clarendon House 2 Church Street Hamilton HM 11 Bermuda	Yes	British	1
Alison R. Guilfoyle	"	No	British	1
John C. R. Collis	"	Yes	British	1

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3.   The Company is to be a **local** Company as defined by the Companies Act 1981.

4.   The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ____ in all, including the following parcels:-

     N/A

5.   The authorised share capital of the Company is **BD$12,000.00** divided into shares of **BD$1.00** each. The minimum subscribed share capital of the Company is **BD$12,000.00**.

6.   The objects for which the Company is formed and incorporated are -

     To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of The Bermuda Stock Exchange and to provide nominee services in relation to such shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

....

....

....

....
(Subscribers)

....

....

....
(Witnesses)

SUBSCRIBED this 24th day of October, 2001.



FORM NO. 6



BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with the provisions of section 14 of *the Companies Act 1981* issue this Certificate of Incorporation and do certify that on the **1st** day of **November, 2001**

BSD Nominee Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of a **local** company.



Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **2nd** day of **November, 2001**.

for **Acting Registrar of Companies**

THE COMPANIES ACT 1981

FIRST SCHEDULE

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum:

1. [Deleted]

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade makers, formulae, licences, inventions, processes, distinctive makers and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of those shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporation or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational and religious objects or for any exhibition or for any public, general or useful objects;

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land *"bona fide"* required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchase or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organisation of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorised by this subsection and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

FORM NO. 1a



BERMUDA

THE COMPANIES ACT 1981

CONSENT

Pursuant to Section 4A

In exercise of the powers conferred upon him by section 4A of the Companies Act 1981, the Minister of Finance hereby gives his consent to:-

BSD Nominee Limited

to carry on restricted business activities in accordance with the Companies Act 1981.

Dated this 1st **day of** November 2001

Minister of Finance

CERTIFICATION OF FORMATION

OF

M 402 HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act").

1. The name of the limited liability company is **M 402 Holdings, LLC** (the "Company").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 27th day of July, 2020.

WILLIAM H. QUIRK III, ESQ.
AUTHORIZED PERSON

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
M 402 HOLDINGS, LLC

MIAX Futures Holdco, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of M 402 Holdings, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Limited Liability Company Agreement (the "Agreement") of the Company.

Section 1.   **Formation**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2.   **Name.** The name of the limited liability company shall be "M 402 Holdings, LLC".

Section 3.   **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4.   **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5.   **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6.   **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The LLC Member acquired 100% of the membership interests from Miami International Holdings, Inc., the parent company of the LLC Member. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. <u>Term.</u> The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the LLC Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. <u>Management.</u>

(a) <u>Board of Directors</u>. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. The Directors as of the date of this Agreement are set forth on <u>Schedule A</u> attached hereto.

(b) <u>Powers</u>. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) <u>By-Laws</u>. The By-Laws of the Company may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) <u>Directors as Agents</u>. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. <u>Officers.</u>

(a) <u>Officers of the Company</u>. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be

removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b)   Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement, the By-Laws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c)   Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. **Limited Liability.** Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11.   **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12.   **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13.   **Return of Capital**. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14.   **Books and Records.** The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15.   **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16.   **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17.   **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18.   **Exculpation and Indemnification.**

      (a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 19.   **Assignments.** The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any regulatory filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. <u>Amendments</u>. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. <u>Governing Law</u>. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of June 4, 2024.

MIAX FUTURES HOLDCO, LLC

By: _Lance Emmons_
_____
DocuSigned by:
74009625F706452

Lance Emmons
EVP & Chief Financial Officer

6

SCHEDULE A

Directors as of June 4, 2024

Name

Thomas P. Gallagher

M 402 Holdings, LLC

AMENDED AND RESTATED
BY-LAWS
OF
M 402 HOLDINGS, LLC

ARTICLE I
Offices

1.1   <u>Offices</u>. The address of the registered office of M 402 Holdings, LLC in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The company may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2   <u>Books and Records</u>. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); <u>provided</u> <u>that</u> the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Delaware Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
The LLC Member

2.1   <u>The Sole LLC Member</u>. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be MIAX Futures Holdco, LLC.

2.2   <u>Annual Meeting; Election of Directors and Other Matters</u>. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3   <u>Special Meetings</u>. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4   Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III
Board Of Directors

3.1   General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Certificate of Formation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2   Number and Term of Office. The number of directors shall initially be one (1) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3   Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4   Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5   Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board

of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the Secretary or any director and may be held at any time and place, within or without the State of Delaware.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10 Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11 Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation, the LLC Agreement or these By-Laws.

3.12 Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper

form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13   Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.14   Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15   Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV
Officers

4.1   Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2   Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3   Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4   Tenure. Except as otherwise provided by law, by the Certificate of Formation, the LLC Agreement, or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5   Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6   Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7   Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8   Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9   Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

5

4.10   Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
General Provisions

5.1   Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2   Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3   Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Formation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4   Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6   Certificate of Formation. All references in these By-Laws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the company as amended and in effect from time to time.

5.7   LLC Agreement. All references in these By-Laws to the LLC Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

5.8   Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9   Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10   Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Delaware Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11   Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12   Time Periods. In applying any provision of these By-Laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13   Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI
Amendments

6.1   By LLC Member and Board of Directors. Except as is otherwise set forth in these By-Laws, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII
Indemnification of Directors and Officers

7.1   Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Delaware Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Delaware Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Delaware Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2   Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Delaware Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent

legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3   Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4   Non-Exclusivity of Rights. The rights conferred on any person in Sections 7.1 and 7.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Formation, these By-Laws, LLC Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5   Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6   Insurance. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Delaware Limited Liability Company Act

7.7   Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Effective Date: June 4, 2024

9

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:21 PM 10/02/2024
FILED 03:21 PM 10/02/2024
SR 20243848840 - File Number 4811990

STATE OF DELAWARE
RESTATED
CERTIFICATE OF FORMATION
OF
MIAX FUTURES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of restating the original Certificate of Incorporation, filed under Minneapolis Grain Exchange, Inc., on April 15, 2010, converted to a limited liability company, filed under Minneapolis Grain Exchange, LLC, on December 4, 2020, as amended by Certificate of Amendment, filed under MIAX Futures Exchange, LLC, on October 1, 2024, under file number 4811990. There is no discrepancy between the restated and the original certificate of formation, as previously amended or supplemented.

FIRST: The name of the limited liability company is **MIAX Futures Exchange, LLC**.

SECOND: The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Restated Certificate of Formation on this date of October 3, 2024.

MIAX FUTURES EXCHANGE, LLC

By: _Troy McDonald Kane_
Signed by:
10D5B0E0DB7C45D...
Troy McDonald Kane
President

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX FUTURES EXCHANGE, LLC

M 402 Holdings, LLC, a Delaware limited liability company, the sole member (the "LLC Member") of **MIAX Futures Exchange, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated December 4, 2020 of the Company.

Section 1. __Formation.__ On December 4, 2020, Minneapolis Grain Exchange, Inc., a corporation incorporated under the laws of Delaware on April 15, 2010 (the "Original Corporation"), was converted to a limited liability company in accordance with the Delaware General Corporation Law and the LLC Act by the filing of a Certificate of Conversion and Certificate of Formation of the Company with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. __Name.__ The name of the limited liability company shall be "MIAX Futures Exchange, LLC".

Section 3. __Definitions.__ Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the LLC Act.

Section 4. __Purpose.__ The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5. __Offices.__ The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. LLC Member. The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is M 402 Holdings, LLC, 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7. Term. The term of the Company commenced on April 15, 2010, the date of incorporation of the Original Corporation as provided in the LLC Act, and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8. Management.

(a) **Board of Directors.** The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws.

(b) **Powers.** The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) **Bylaws.** The Company, the LLC Member and the Board of Directors have adopted the Bylaws of the Company, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) **Directors as Agents.** To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. Officers.

(a) **Officers of the Company.** Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or

2

advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filed by the Board of Directors.

(b) **Officers as Agents.** The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) **Duties of Board and Officers.** Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company , and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. Return of Capital. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the LLC Act.

Section 14. Books and Records. The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would

otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution.** The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the LLC Act.

Section 16. **Other Business.** The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters.** The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18. **Exculpation and Indemnification.**

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a

4

manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Sect ion 18 shall survive any termination of this Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19. <u>Assignments</u>. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"), subject to any rule filings as maybe required by law. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this Agreement and to enjoy all of the benefits of the LLC Interest.

Section 20. Amendments. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

Section 21. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 1st day of October, 2024.


M 402 HOLDINGS, LLC


By: /s/ Thomas P. Gallagher
        Thomas P. Gallagher
        Chairman and Chief Executive Officer



AMENDED AND RESTATED BYLAWS

OF

MIAX Futures Exchange, LLC

February 28, 2025



Table of Contents





AMENDED AND RESTATED BYLAWS

OF

MIAX FUTURES EXCHANGE, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of MIAX Futures Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MIAX Futures"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I – DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MIAX Futures Rules. MIAX Futures Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II – BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of MIAX Global Derivatives, LLC, which in turn is the sole member of M 402 Holdings, LLC, which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.



Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A.   Manage the business, affairs, and property of the Company;

B.   Provide, acquire and maintain suitable Company quarters and facilities;

C.   Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D.   Review and approve the appointment of a President and Chief Executive Officer;

E.   Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F.   Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G.   Appoint Counsel to the Board;

H.   Determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

I.   Declare any day to be a holiday, during which the Exchange shall not be open for business;

J.   Adopt, amend, or repeal the MIAX Futures Charter, Bylaws, and Rules;

K.   Act in emergencies (See **Bylaw 2.4.**);

L.   Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:



A.   Close the Exchange;

B.   Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C.   Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D.   Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MIAX Futures Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E.   Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MIAX Futures Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

2.8. SPECIAL MEETINGS.



Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.



2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, as well as other officers, including a President, Secretary, Treasurer, Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

ARTICLE III – AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MIAX Futures Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MIAX Futures Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MIAX Futures Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MIAX Futures Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

ARTICLE IV – THE LLC MEMBER



4.1. ELECTION OF DIRECTORS.

The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V – OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer ("CEO") of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MIAX Futures Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MIAX Futures Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's



last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MIAX Futures Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MIAX Futures shall be under the management and control of the Company, and no funds belonging to MIAX Futures shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.



Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI – REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII – COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.



Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. RESERVED.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.



7.8. MIAX FUTURES RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MIAX Futures Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member's election of Directors, unless stated otherwise.

7.10. MINNEAPOLIS HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Minneapolis Hard Red Spring Wheat ("HRSW") Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MIAX Futures Rules governing Minneapolis HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MIAX Futures Rules.

The Committee shall have the duties and powers to:

A.   Review and recommend MIAX Futures Rules governing the cash markets.

B.   Monitor cash market activity to ensure orderly trading and efficient price discovery.

C.   Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and



powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII – DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer



shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A.   To prevent manipulation of prices as provided in the CEA.

B.   To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MIAX Futures and in respect to alleged violations of the MIAX Futures Bylaws or Rules.

C.   To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D.   To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E.   To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F.   To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.



The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MIAX Futures Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MIAX Futures Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MIAX Futures Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX – HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to Bylaws 12.8.B. and 12.8.C. The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by Bylaws 12.8.B. and 12.8.C.

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.



If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the MIAX Futures Bylaws or Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E. To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MIAX Futures authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.



ARTICLE X – DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MIAX Futures Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MIAX Futures Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MIAX Futures Rules.

ARTICLE XI – TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XII – MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MIAX Futures Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. RESERVED.

12.3. RESERVED.



12.4. RESERVED.

12.5. FISCAL YEAR.

The fiscal year of the Company shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

    A.   Definitions. For purposes of this Bylaw the following definitions shall apply:

        1.   The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.



2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.

3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

    a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

    b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MIAX Futures Rule not submitted for prior CFTC approval because such Bylaw or MIAX Futures Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict.

1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

    If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of



Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to the Company.

C. Financial Interest in a Significant Action Conflict.

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

   b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

   c. gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

   d. net positions held at the Exchange in "customer" accounts, as defined in CFTC Regulation 1.17(b)(2), at the member's affiliated firm; and

   e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member's personal accounts or the proprietary accounts of the member's affiliated firm, that reasonably could be affected by the significant action.



3.   Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D.   Deliberation Exemption.

1.   Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member's substantial financial interest in the significant action that is being contemplated.

2.   In making its determination, the deliberating body shall consider;

a.   whether the member's participation in deliberations is necessary to achieve a quorum; and

b.   whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E.   Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1.   the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2.   the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3.   information on the position information that was reviewed for each member if applicable and available.

12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:



A.   Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B.   Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C.   Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee's duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A.   In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MIAX Futures Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B.   The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C.   Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D.   No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E.   Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.



F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MIAX FUTURES DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MIAX Futures or any of its officers, directors, committee members, employees or agents must pay to MIAX Futures all reasonable expenses, including attorney's fees, incurred by MIAX Futures in the defense of such proceeding.

12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

A. In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:

1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;

2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:



a.   A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

b.   A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4.   Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5.   Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6.   Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B.   The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

12.14.   DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.

CERTIFICATE OF FORMATION

OF

MGEX REAL ESTATE HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1.   The name of the limited liability company is **MGEX Real Estate Holdings, LLC** (the "Company").

2.   The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.   This Certificate shall be effective upon filing.

4.   The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 26th day of February, 2024.

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

LIMITED LIABILITY COMPANY AGREEMENT
OF
MGEX REAL ESTATE HOLDINGS, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of March 19, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1.   **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on February 26, 2024.

2.   **Name.** The name of the limited liability company shall be **"MGEX Real Estate Holdings, LLC"**, or such other name as the Member may from time to time hereafter designate.

3.   **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4.   **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5.   **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6.   **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7.   **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8.   **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9.   **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than nine (9) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

2

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the

3

appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18.   **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19.   **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20.   **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21.   **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22.   **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency

exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By:_____

THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, Suite 1A
Princeton, NJ 08540

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:35 AM 06/25/2021
FILED 10:35 AM 06/25/2021
SR 20212550071 - File Number 5776534

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

MIAX GLOBAL, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed on June 30, 2015, under file number: 5776534.

1. The name of the limited liability company is **MIAX Global, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, Zip Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 25th day of June, 2021.

MIAX GLOBAL, LLC

By: _Barbara J Comly_

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX GLOBAL, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Global, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated June 30, 2015 of the Company.

1.   **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

2.   **Name.** The name of the limited liability company shall be **"MIAX Global, LLC"**, or such other name as the Member may from time to time hereafter designate.

3.   **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4.   **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5.   **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6.   **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7.   **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

2

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the

continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such

4

Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 25th day of June, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: _____
    Thomas P. Gallagher
    Chairman and Chief Executive Officer

Form **LLC-5.30**	Illinois	FILE # 07506945
July 2017	Limited Liability Company Act	This space for use by Secretary of State.

<table>
<tr><td>
Secretary of State
Department of Business Services
Limited Liability Division
501 S. Second St., Rm. 351
Springfield, IL 62756
217-524-8008
www.cyberdriveillinois.com
</td>
<td>
Restated Articles of Organization

SUBMIT IN DUPLICATE
Type or print clearly.
</td>
<td>


OCT 0 5 2021

JESSE WHITE
SECRETARY OF STATE
</td>
</tr>
</table>

Payment may be made by check payable to Secretary of State. If check is returned for any reason this filing will be void.	Filing Fee: $150 Approved ✓

1. Limited Liability Company name: **MIAX Products, LLC**

   The LLC name must contain the words Limited Liability Company, L.L.C. or LLC, and cannot contain the terms Corporation, Corp., Incorporated, Inc., Ltd., Co., Limited Partnership, or LP.

2. Limited Liability Company name as originally filed with the Secretary of State: _____

   MIAX Products, LLC

3. Address of principal place of business: (P.O. Box alone or c/o is unacceptable.) _____

   7 Roszel Road, Suite 1A, Princeton, NJ 08540

4. The original Articles of Organization were effective on: _____ January 25, 2019 _____

   Month, Day, Year

5. Registered agent's name and registered office address:

   Registered agent: __CT Corporation System__

First Name	Middle Initial	Last Name

   Registered office: __208 S. LaSalle Street, Suite 814__

   (P.O. Box alone or c/o is unacceptable.)

Number	Street	Suite #

   Chicago   IL   60604-1135

   | City | | ZIP Code |

6. Purpose(s) for which the LLC is organized: **The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act and/or exclusively for the purpose(s) stated below:**

   The transaction of any or all lawful business for which Limited Liability Companies may be organized under this act.

MIAX Products, LLC

LLC-5.30

7. The duration of the company is perpetual unless otherwise stated. If the operating agreement provides for a dissolution date, enter that date here: _____

Month, Day, Year

8. **(Optional)** Provisions for regulation of internal affairs of the company:

_____

Use additional sheet of this size if necessary

9. Name(s) and business address(es) of the manager and any member with the authority of manager:

Miami International Holdings, Inc.	7 Roszel Road, Suite 1A	Princeton	NJ	08540
Name	Number/Street	City	State	ZIP
Name	Number/Street	City	State	ZIP
Name	Number/Street	City	State	ZIP
Name	Number/Street	City	State	ZIP

10. The undersigned affirms, under penalties of perjury, having authority to sign hereto, that these Restated Articles of Organization are executed pursuant to Section 5-30 of the Limited Liability Company Act and are to the best of my knowledge and belief, true, correct and complete.

Dated _September 23_____, _2021___

Month & Day

Barbara J. Comly, _Secretary_

Name and Title (type or print)

Miami International Holdings, Inc.

If applicant is signing for a company or other entity, state name of company or entity.

MIAX Products, LLC

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PRODUCTS, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of MIAX Products, LLC, an Illinois limited liability company (the "Company"), pursuant to the provisions of the Illinois Limited Liability Company Act, 805 ILCS 180/, as amended from time to time (the "Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated January 25, 2019 of the Company.

1. **Formation.** The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Illinois. The Member agrees to be bound by and comply with the provisions thereof and hereof.

2. **Name.** The name of the limited liability company shall be **"MIAX Products, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at c/o CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604.

6. **Member.** Miami International Holdings, Inc. is the sole Member of the Company holding 100% of the membership interests of the Company. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

2

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Illinois Business Corporation Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership

3

of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the

4

Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23.   **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

24.   **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the 5th day of October, 2021.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: _____
      Thomas P. Gallagher
      Chairman and Chief Executive Officer

5

Form **LLC-5.5**	**Illinois** **Limited Liability Company Act** **Articles of Organization**	**FILE # 05316359**

Secretary of State Jesse White
Department of Business Services
Limited Liability Division
www.cyberdriveillinois.com

Filing Fee:	$500
Expedited Fee:	$100
Approved By:	TLB

FILED

JUN 18 2015

Jesse White
Secretary of State

1. Limited Liability Company Name: <u>DORMAN TRADING, L.L.C.</u>

2. Address of Principal Place of Business where records of the company will be kept:
   141 W. JACKSON SUITE 1900

   CHICAGO, IL 60604

3. Articles of Organization effective on the filing date.

4. Registered Agent's Name and Registered Office Address:

   DENNIS D. DORMAN
   141 W JACKSON BLVD STE 1900
   CHICAGO, IL 60604-3374

5. Purpose for which the Limited Liability Company is organized:
   "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. The Limited Liability Company is managed by the manager(s).

   DORMAN, DENNIS D.
   141 W. JACKSON BLVD., STE.1900
   CHICAGO, IL 60604

8. **Name and Address of Organizer**
   I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

   Dated: JUNE 18, 2015

   STEVEN J. SANDUSKY
   20 N. CLARK ST. SUITE 1725
   CHICAGO, IL 60604

This document was generated electronically at www.cyberdriveillinois.com

Dorman Trading, LLC

FOURTH AMENDED AND RESTATED OPERATING AGREEMENT
of
DORMAN TRADING, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of Dorman Trading, LLC, an Illinois limited liability company (the "Company"), pursuant to and in accordance with the Illinois Limited Liability Company Act 805 ILCS 180, et seq. (the "LLC Act"), hereby declares, effective as of October 19, 2022, the following to be the Fourth Amended and Restated Operating Agreement of the Company (the "Agreement").

RECITALS

A.   The Company and the members thereof entered into that certain Third Amended and Restated Operating Agreement of the Company, dated as of July 11, 2022 (the "Original Agreement").

B.   Pursuant to that certain Membership Interest Purchase Agreement, dated as of September 30, 2022 (the "Purchase Agreement"), by and among the LLC Member, the Company, Dennis D. Dorman ("Mr. Dorman") and Dorman Trading Company I, Inc. (together with Mr. Dorman, the "Sellers") on the date hereof, the LLC Member acquired all of the issued and outstanding equity interests of the Company from the Sellers in exchange for the consideration set forth in the Purchase Agreement.

C.   Simultaneous with closing of the transactions contemplated by the Purchase Agreement, the LLC Member and the Company desire to amend and restate the terms of the Original Agreement for the purposes of, among other things, setting forth the provisions regarding the governance and management of the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that the Fourth Amended and Restated Operating Agreement of the Company shall read as follows:

Section 1.   Formation. The Company was formed as a limited liability company under the LLC Act by the filing of Articles of Organization (the "Articles") with the Office of the Secretary of State of the State of Illinois on January 11, 1995. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2.   Name. The name of the limited liability company shall be "Dorman Trading, LLC".

Section 3.   Definitions. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the LLC Act.

Section 4.   **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the LLC Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Board of Directors of the Company (the "Board of Directors") deems necessary or advisable in connection with the foregoing.

Section 5.   **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Board of Directors may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at 141 W. Jackson Blvd, Suite 1900, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be Dennis D. Dorman. The Board of Directors may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6.   **LLC Member.** The LLC Member is the sole member of the Company holding 100% of the membership interests of the Company. The name and business or residence address of the LLC Member is 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540.

Section 7.   **Term.** The term of the Company commenced on the date of filing of the Articles in accordance with the LLC Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 15 of this Agreement and a certificate of cancellation is filed in accordance with the LLC Act.

Section 8.   **Management.**

(a)   Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the Bylaws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the Bylaws. The Directors as of the date of this Agreement are set forth on Schedule A attached hereto.

(b)   Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c)   Bylaws. The Company, the LLC Member and the Board of Directors hereby adopt the Bylaws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "Bylaws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this Agreement and of the Bylaws. In case of any conflict

2

between the provisions of this Agreement and any provisions of the Bylaws, the provisions of this Agreement shall control.

(d) <u>Directors as Agents</u>. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the provisions of the LLC Act, except as provided in this Agreement, the Bylaws or in a resolution of the Directors, a Director may not bind the Company.

Section 9. <u>**Officers.**</u>

(a) <u>Officers of the Company</u>. Except as provided herein, the Board of Directors may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Compliance Officer, Secretary and Treasurer) to any such person. The Board of Directors may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Bylaws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

(b) <u>Officers as Agents</u>. The Officers, to the extent of their powers set forth in this Agreement, the Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) <u>Duties of Board and Officers</u>. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 10. <u>**Limited Liability.**</u> Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 11. **Capital Contributions.** The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 12. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Board of Directors may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the LLC Member.

Section 13. **Return of Capital**. The LLC Member has the right to receive any distributions which include a return of all or any part of such LLC Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the LLC Act.

Section 14. **Books and Records.** The Board of Directors shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board of Directors at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board of Directors on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board of Directors would otherwise be permitted to keep confidential from the LLC Member pursuant to the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board of Directors.

Section 15. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the LLC Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of an LLC Member if (i) at the time of the occurrence of such event there are at least two LLC Members of the Company, and (ii) within ninety (90) days after the occurrence of such event, all remaining LLC Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional LLC Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the LLC Act.

Section 16. **Other Business**. The LLC Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 17. **Banking Matters**. The LLC Member and each Officer and any agent or employee of the Company, or other person designated by such LLC Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment

4

accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said LLC Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such LLC Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 18.   **Exculpation and Indemnification.**

(a)   Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b)   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 18 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c)   To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 18.

(d)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within

such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f)   The foregoing provisions of this Section 18 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the Bylaws, by statute, or otherwise.

Section 19. **Membership Units**. Each member's limited liability company interest in the Company shall be represented by units of membership interest (each, a "Unit"). The Company shall have one (1) authorized type of Unit, consisting of an unlimited number of Class A Units (the "Class A Units"). As of the date hereof, 100 Class A Units are issued and outstanding, all of which are held by the LLC Member.

Section 20. **Assignments.** The LLC Member may assign, in whole or in part, its Units in the Company, subject to any rule filings as maybe required by law. The assignment of such Units shall entitle the assignee to exercise the rights of the LLC Member of the Company under this Agreement and to enjoy all of the benefits of the Units.

Section 21. **Amendments**. This Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board of Directors and a written agreement executed and delivered by the LLC Member.

Section 22. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

[*Signature Page Follows*]

6

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of October 19, 2022.


MIAMI INTERNATIONAL HOLDINGS, INC.


By: _____

Thomas P. Gallagher
Chairman and Chief Executive Officer

[*Signature page to Fourth A&R LLC Agreement of Dorman Trading, LLC*]

SCHEDULE A

Directors as of October 19, 2022

Name

Thomas P. Gallagher
Brian Duggan
Robert D. Prunetti

8

EXHIBIT A

BYLAWS OF DORMAN TRADING, LLC

BYLAWS OF
DORMAN TRADING, LLC

ARTICLE I

Offices

 1.1 <u>Offices</u>. The address of the registered office of Dorman Trading, LLC in the State of Illinois shall be 141 W. Jackson Blvd, Suite 1900, Chicago, IL 60604. The company may have other offices, both within and without the State of Illinois, as the Board of Directors from time to time shall determine or the business of the company may require.

 1.2 <u>Books and Records</u>. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); <u>provided</u> <u>that</u> the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Illinois Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II

THE LLC MEMBER

 2.1 <u>The Sole LLC Member</u>. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be Miami International Holdings, Inc.

 2.2 <u>Annual Meeting; Election of Directors and Other Matters</u>. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

 2.3 <u>Special Meetings</u>. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4 Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III

BOARD OF DIRECTORS

3.1 General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Articles of Organization. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2 Number and Term of Office. The number of directors shall initially be three (3) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3 Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4 Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary.   Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5 Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Illinois, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or the Secretary and may be held at any time and place, within or without the State of Illinois.

3.8 Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9 Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10   Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11   Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Articles of Organization, the Operating Agreement or these Bylaws.

3.12   Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13   Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the

committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Illinois Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors.

3.14   Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15   Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV

Officers

4.1 Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2 Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3 Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4.4 Tenure. Except as otherwise provided by law, by the Articles of Organization, the Operating Agreement, or by these Bylaws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5 Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other

time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6 Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors.   Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7 Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8 Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9 Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10   Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V

General Provisions

5.1 <u>Fiscal Year</u>. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2 <u>Company Seal</u>. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3 <u>Waiver of Notice</u>. Whenever any notice whatsoever is required to be given by law, by the Articles of Organization or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Illinois Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4 <u>Actions with Respect to Securities of Other Corporations</u>. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5 <u>Evidence of Authority</u>. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 <u>Articles of Organization</u>. All references in these Bylaws to the Articles of Organization shall be deemed to refer to the Articles of Organization of the company as amended and in effect from time to time.

5.7 <u>Operating Agreement</u>. All references in these Bylaws to the Operating Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the Operating Agreement and these By-Laws, the provision of the Operating Agreement shall control.

5.8 <u>Severability</u>. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.9 <u>Pronouns</u>. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10   Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Illinois Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11   Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12   Time Periods. In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13   Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI

Amendments

6.1 By LLC Member and Board of Directors. Except as is otherwise set forth in these Bylaws, these Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII

Indemnification of Directors and Officers

7.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the

- 7 -

Dorman Trading, LLC

company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Illinois Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Illinois Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Illinois Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Illinois Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2 Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Illinois Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Illinois Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 Indemnification of Employees and Agents. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the

advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 <u>Non-Exclusivity of Rights</u>. The rights conferred on any person in <u>Sections 7.1</u> and <u>7.2</u> shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Articles of Organization, bylaw, Operating Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 <u>Indemnification Contracts</u>. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 <u>Insurance</u>. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Illinois Limited Liability Company Act.

7.7 <u>Effect of Amendment</u>. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Dorman Trading, LLC

CERTIFICATE OF FORMATION

OF

M 7 HOLDINGS, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1.   The name of the limited liability company is **M 7 Holdings, LLC** (the "Company").

2.   The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3.   This Certificate shall be effective upon filing.

4.   The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 15th day of November, 2022.

BARBARA COMLY
7 Roszel Road, Suite 1A
Princeton, NJ 08540

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
M 7 HOLDINGS, LLC

The undersigned is executing this Amended and Restated Limited Liability Company Agreement (the "Agreement") as of June 4, 2024 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1.   **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on November 15, 2022.

2.   **Name.** The name of the limited liability company shall be **"M 7 Holdings, LLC"**, or such other name as the Member may from time to time hereafter designate.

3.   **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4.   **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5.   **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

6.   **Member.** MIAX Futures Holdco, LLC is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The LLC Member acquired 100% of the membership interests from Miami International Holdings, Inc., the parent company of the LLC Member. The mailing address of the Member is 7 Roszel Road, Suite 1A, Princeton, NJ 08504.

7.   **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the

Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8.   **Board of Directors; Delegation of Authority and Duties.**

(a) <u>Member and Board of Directors</u>. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) <u>Delegation by Board</u>. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) <u>Committees</u>. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9.   **Establishment of Board of Directors.**

(a) <u>Directors</u>. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) <u>No Individual Authority</u>. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any

expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) <u>Chairman</u>. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the

continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such

4

Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.


MIAX FUTURES HOLDCO, LLC


DocuSigned by:

Lance Emmons

By: _____74009625F706452..._____

Lance Emmons

EVP & Chief Financial Officer


5


AMENDED AND RESTATED
BY-LAWS
OF
M 7 HOLDINGS, LLC

ARTICLE I
Offices

1.1 <u>Offices</u>. The address of the registered office of M 7 Holdings, LLC in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware 19801. The company may have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the company may require.

1.2 <u>Books and Records</u>. Any records administered by or on behalf of the company in the regular course of its business, including its membership ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); <u>provided</u> <u>that</u> the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the membership ledger, the records so kept comply with the Delaware Limited Liability Company Act. The company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
The LLC Member

2.1 <u>The Sole LLC Member</u>. The "LLC Member" shall mean any person who maintains a direct ownership interest in the company. The sole LLC Member of the company shall be MIAX Futures Holdco, LLC.

2.2 <u>Annual Meeting; Election of Directors and Other Matters</u>. The annual meeting of the LLC Member shall be held at such place and time as determined by the Board of Directors for the purpose of electing Directors, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

2.3 <u>Special Meetings</u>. Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman of the Board of Directors, the Board of Directors, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

2.4   Action in Lieu of Meeting. Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE III
Board of Directors

3.1   General Powers. The business and affairs of the company shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the company except as otherwise provided by law or the Certificate of Formation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.

3.2   Number and Term of Office. The number of directors shall initially be one (1) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director.

3.3   Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification or other cause (other than removal from office by a vote of the LLC Member) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of the LLC Member. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3.4   Resignation. Any director may resign by delivering notice in writing or by electronic transmission to the Chief Executive Officer, Chairman of the Board or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

3.5   Removal. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the LLC Member. Vacancies in the Board of Directors resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, by the sole remaining director, or by the LLC Member at the next annual meeting or at a special meeting called in accordance with Section 2.3 above. Directors so chosen shall hold office until the next annual meeting of the LLC Member.

3.6   Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board

of Directors may be held without notice immediately after and at the same place as the annual meeting of the LLC Member.

3.7   Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the Secretary or any director and may be held at any time and place, within or without the State of Delaware.

3.8   Notice of Special Meetings. Notice of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (i) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (ii) sending a facsimile, or delivering written notice by hand, to his last known business or home address at least 24 hours in advance of the meeting, or (iii) mailing written notice to his last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.9   Participation in Meetings by Telephone Conference Calls or Other Methods of Communication. Directors or any members of any committee designated by the directors may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.10   Quorum. A majority of the total number of directors then in office shall constitute a quorum at any meeting of the Board of Directors; provided that in the event that less than a majority of the total authorized directors are then serving, then a majority of the directors then serving, shall constitute a quorum. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no case shall less than 1/3 of the number of all authorized directors so fixed constitute a quorum. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or at a meeting of a committee which authorizes a particular contract or transaction.

3.11   Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Formation, the LLC Agreement or these By-Laws.

3.12   Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee of the Board of Directors may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper

form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.13   Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the company, with such lawfully delegated powers and duties as it therefor confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of the Delaware Limited Liability Company Act, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the company and may authorize the seal of the company to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-Laws for the Board of Directors.

3.14   Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the company or any of its parent or subsidiary companies in any other capacity and receiving compensation for such service.

3.15   Nomination of Director Candidates. Nominations for the election of Directors may be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) the LLC Member.

ARTICLE IV
Officers

4.1   Enumeration. The officers of the company shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers with such other titles as the Board of Directors shall determine, including, at the discretion of the Board of Directors, a Chairman of the Board. The Board of Directors may appoint such other officers as it may deem appropriate.

4.2   Election. Officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the LLC Member. Officers may be appointed by the Board of Directors at any other meeting.

4.3   Qualification. No officer need be a member of the company. Any two or more offices may be held by the same person.

4

4.4   Tenure. Except as otherwise provided by law, by the Certificate of Formation, the LLC Agreement, or by these By-Laws, each officer shall hold office until his successor is elected and qualified, unless a different term is specified in the vote appointing him, or until his earlier death, resignation or removal.

4.5   Resignation and Removal. Any officer may resign by delivering his written resignation to the company at its principal office or to the Chief Executive Officer or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board of Directors may be removed at any time, with or without cause, by the Board of Directors.

4.6   Chairman of the Board. The Board of Directors may appoint a Chairman of the Board. If the Board of Directors appoints a Chairman of the Board, he or she shall perform such duties and possess such powers as are assigned to him by the Board of Directors. Unless otherwise provided by the Board of Directors, if the Chairman of the Board is a director, he or she shall preside at all meetings of the Board of Directors.

4.7   Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board of Directors, have responsibility for the general management of the business and affairs of the company and shall perform all duties and have all powers which are commonly incident to the office of Chief Executive Officer, or which are delegated to him or her by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chief Executive Officer, if he or she is a director, shall preside at all meetings of the Board of Directors. The Chief Executive Officer shall ensure that all orders and resolutions of the Board of Directors are carried into effect. He or she shall have power to sign contracts and other instruments of the company which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the company other than the Chairman of the Board. The Chief Executive Officer shall perform such other duties and shall have such other powers as the Board of Directors may from time to time prescribe.

4.8   Secretary. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of the LLC Member and special meetings of the Board of Directors, to keep a record of the proceedings of all meetings of the LLC Member and the Board of Directors, to maintain a membership ledger and prepare lists of members and their addresses as required, to be custodian of corporate records and the company seal and to affix and attest to the same on documents.

4.9   Chief Financial Officer. The Chief Financial Officer shall perform such duties and have such powers as are incident to the office of the Chief Financial Officer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the company, to maintain the financial records of the company, to deposit funds of the company in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board of Directors accounts of all such transactions and of the financial condition of the company.

4.10   Salaries. Officers of the company shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

4.11   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE V
General Provisions

5.1   Fiscal Year. The fiscal year of the company shall be as fixed by the Board of Directors.

5.2   Company Seal. The company seal, if any, shall be in such form as shall be approved by the Board of Directors.

5.3   Waiver of Notice. Whenever any notice whatsoever is required to be given by law, by the Certificate of Formation or by these By-Laws, a waiver of such notice either in writing signed by the person entitled to such notice or such person's duly authorized attorney, or by electronic transmission or any other method permitted under the Delaware Limited Liability Company Act, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice.

5.4   Actions with Respect to Securities of Other Corporations. Except as the Board of Directors may otherwise designate, the Chief Executive Officer or any officer of the company authorized by the Chief Executive Officer shall have the power to vote and otherwise act on behalf of the company, in person or proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this company (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other corporation or organization, the securities of which may be held by this company and otherwise to exercise any and all rights and powers which this company may possess by reason of this company's ownership of securities in such other corporation or other organization.

5.5   Evidence of Authority. A certificate by the Secretary as to any action taken by the LLC Member, directors, a committee or any officer or representative of the company shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6   Certificate of Formation. All references in these By-Laws to the Certificate of Formation shall be deemed to refer to the Certificate of Formation of the company as amended and in effect from time to time.

5.7   LLC Agreement. All references in these By-Laws to the LLC Agreement shall be deemed to refer to the Limited Liability Company Agreement of the company as amended and in effect from time to time. In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

5.8   Severability. Any determination that any provision of these By-Laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-Laws.

5.9   Pronouns. All pronouns used in these By-Laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

5.10   Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to the LLC Member, or any director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by facsimile or other electronic transmission in the manner provided in the Delaware Limited Liability Company Act, or by commercial courier service. Any such notice shall be addressed to such LLC Member, director, officer, employee or agent at his or her last known address as the same appears on the books of the company. The time when such notice shall be deemed to be given shall be the time such notice is received by such LLC Member, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is dispatched, if delivered through the mails.

5.11   Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the company shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the company, including reports made to the company by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

5.12   Time Periods. In applying any provision of these By-Laws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

5.13   Facsimile Signatures and Electronic Transmission. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-Laws, facsimile signatures or signature by electronic transmission (such as DocuSign) of any officer or director of the company may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE VI
Amendments

6.1   By LLC Member and Board of Directors. Except as is otherwise set forth in these By-Laws, these By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board of Directors by a resolution adopted by the Board of Directors.

ARTICLE VII
Indemnification of Directors and Officers

7.1   Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the company or is or was serving at the request of the company as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the company to the fullest extent authorized by the Delaware Limited Liability Company Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the company to provide broader indemnification rights than said Act permitted the company to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 7.2 of this Article VII, the company shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board of Directors of the company, (c) such indemnification is provided by the company, in its sole discretion, pursuant to the powers vested in the company under the Delaware Limited Liability Company Act, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under the Delaware Limited Liability Company Act. The rights hereunder shall be contract rights and shall include the right to be paid expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, unless the Delaware Limited Liability Company Act then so prohibits, the payment of such expenses incurred by a director or officer of the company in his or her capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise.

7.2   Right of Claimant to Bring Suit. If a claim under Section 7.1 is not paid in full by the company within 90 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this company) that the claimant has not met the standards of conduct which make it permissible under the Delaware Limited Liability Company Act for the company to indemnify the claimant for the amount claimed. Neither the failure of the company (including its Board of Directors, independent

8

legal counsel, or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Limited Liability Company Act, nor an actual determination by the company (including its Board of Directors, independent legal counsel or the LLC Member) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

7.3 <u>Indemnification of Employees and Agents</u>. The company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the company to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to directors and officers of the company.

7.4 <u>Non-Exclusivity of Rights</u>. The rights conferred on any person in <u>Sections 7.1</u> and <u>7.2</u> shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Formation, these By-Laws, LLC Agreement, vote of the LLC Member or disinterested directors or otherwise.

7.5 <u>Indemnification Contracts</u>. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the company, or any person serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VII.

7.6 <u>Insurance</u>. The company may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Delaware Limited Liability Company Act

7.7 <u>Effect of Amendment</u>. Any amendment, repeal or modification of any provision of this Article VII by the LLC Member and the directors of the company shall not adversely affect any right or protection of a director or officer of the company existing at the time of such amendment, repeal or modification.

Effective Date: June 4, 2024

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:11 PM 04/08/2014
FILED 01:11 PM 04/08/2014
SRV 140443131 - 5513425 FILE

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

LEDGERX LLC

FIRST: The name of the Limited Liability Company is LedgerX LLC.

SECOND: The name of the Registered Agent is The Corporation Trust Company whose address in the State of Delaware is Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 8th day of April, 2014.

By. _Harvolla lo_____
Authorized Person

Name: _Jenny E. Kamachaitis_____

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
LEDGERX LLC

This Second Amended and Restated Limited Liability Company Agreement (as amended, restated or otherwise modified, this "Agreement") of LedgerX LLC (the "Company") between the Company and M 7 Holdings, LLC, a Delaware limited liability company (the "Current Member"), is entered into as of July 31 , 2023, pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del. C. Sections 18-101, et seq.) (as amended from time to time, the "Act"), on the following terms and conditions that appear below. This Agreement amends and restates in its entirety the Amended and Restated Limited Liability Company Agreement of the Company dated September 29, 2014.

SECTION 1
DEFINED TERMS

The following capitalized terms used in this Agreement shall have the meanings specified in this Section 1. Other terms used in this Agreement are defined in the Rules, and those terms shall have the meanings respectively ascribed to them therein.

"**Act**" has the meaning set forth in the Preamble.

"**Agreement**" has the meaning set forth in the Preamble.

"**Board**" has the meaning set forth in Section 5.1.

"**Capital Transaction**" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of assets not in the ordinary course of business, the financing or refinancing of Company property, condemnation of Company assets and recovery of substantial amounts of insurance proceeds from casualty loss.

"**Certificate**" has the meaning set forth in Section 2.1.

"**CFTC**" means the U.S. Commodity Futures Trading Commission or any successor thereto with similar regulatory authority over the Company and its business, activity, property, or assets.

"**Code**" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"**Company**" has the meaning set forth in the Preamble.

"**Covered Person**" means any current or former Member, Director, or Officer and, with respect to each such Person, such Person's affiliates, officers, directors, liquidators, partners,

stockholders, managers, members, employees, heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns.

"**Current Member**" has the meaning set forth in the <u>Preamble</u>.

"**Director**" has the meaning set forth in <u>Section 5.1</u>.

"**Member**" means the Current Member and each Person who becomes a party to this Agreement by signing a joinder agreement as a holder of a Unit.

"**Membership Rights**" means all of the rights of a Member, including, but not limited to, a Member's: (a) Units; (b) right to inspect the Company's books and records; and (c) right to participate in the management of and vote on matters coming before the Members entitled to vote thereon as provided in this Agreement.

"**Net Capital Proceeds**" means the proceeds from a Capital Transaction reduced by (i) expenditures incurred to effect the Capital Transaction, (ii) expenditures for the recovery, repair, restoration or replacement of any asset damaged or disposed of in the Capital Transaction, (iii) amounts paid on any loans or other obligations of the Company that became due, or that the Board deems it appropriate to pay, as the result of the Capital Transaction, and (iv) such reserves for capital improvements and/or replacements or repairs and/or to meet anticipated expenses as the Board deems to be reasonably necessary for the efficient conduct of the Company's business.

"**Net Cash Flow**" means, at any time, all cash funds or other liquid assets of the Company derived from operations, without reduction for any non-cash charges, but reduced by funds used to pay current operating expenses and to pay or increase reserves for future expenses, debt service, capital improvements and replacements, in each case as determined by the Board to be appropriate. Net Cash Flow shall be increased by any reduction of previously established reserves. Net Cash Flow shall not include Net Capital Proceeds.

"**Notice**" has the meaning set forth in <u>Section 9.5</u>.

"**Officers**" has the meaning set forth in <u>Section 5.10</u>.

"**Person**" means any natural person, general partnership, limited partnership, joint venture, corporation, limited liability company, trust, estate, sole proprietorship, unincorporated association, employee organization, mutual company, joint stock company, firm, institution, governmental organization or agency, or other entity.

"**Public Director**" has the meaning set forth in <u>Section 5.3(a)</u>.

"**Regulatory Requirements**" means any applicable law (including, but not limited to, the Act), rules, regulations, or other requirements imposed by any governmental organization or agency that has authority or jurisdiction over the Company or its business, activities, property, or assets, including, but not limited to, the CFTC.

"**Rules**" has the meaning set forth in Section 2.10.

"**Secretary of State**" has the meaning set forth in Section 2.1.

"**Third Party**" means any Person, or group of Persons acting as a group, in which the then-current equity owners of the Company, their family members and/or affiliates of such equity owners and/or family members do not, directly or indirectly, (i) own more than fifty percent (50%) of the value of equity interests or (ii) have the right to exercise voting control.

"**Transfer**" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

"**Units**" mean the membership interests in the Company, representing all rights and duties of a Member of the Company, including the right to a distributive share of the capital, profits and losses of the Company, and the right to receive distributions from the Company, subject to all the provisions of this Agreement and the Act.

"**Withdrawal**" means a Member's dissociation from the Company as such by any means; *provided that* the bankruptcy or insolvency of a Member shall not automatically constitute a Withdrawal.

SECTION 2
FORMATION, NAME, PURPOSE, TERM, AND OFFICE

2.1.   **FORMATION**. The Company has been formed as a limited liability company (and not a partnership) pursuant to the provisions of the Act by the filing of a Certificate of Formation of the Company (the "Certificate") with Secretary of State of the State of Delaware (the "Secretary of State") on April 8, 2014.

2.2.   **NAME OF THE COMPANY**. The name of the Company shall be "LedgerX LLC". The Company may do business and conduct its activities under that name, and under any other name or names which the Board may, subject to Regulatory Requirements, determine. If the Company does business or conducts activities under a name other than that set forth in the Certificate, then the Company shall file a trade name certificate as required by Regulatory Requirements. The Company shall hold all of its property and assets in the name of the Company and not in the name of any Member.

2.3.   **PURPOSE**. The purpose of the Company shall be to engage in any lawful business or other activities for which a limited liability company may be organized under the Act, including, but not limited to, the operation of an exchange and clearing organization registered with the CFTC for crypto currency derivatives, and to do any and all acts and things that may be necessary or convenient to the foregoing, including, but not limited to, the promotion and conduct of the business and activities of the Company or the ownership and maintenance of its property and assets.

2.4.   **POWERS**. The Company shall possess and may exercise all of the powers and privileges granted by the Act, all other Regulatory Requirements, and this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the business, activities, property, or assets of the Company.

2.5.   **TERM**. The duration of the Company shall be perpetual, unless its existence is terminated pursuant to Section 7 of this Agreement.

2.6.   **PRINCIPAL OFFICE**. The principal office of the Company shall be at such location as may be designated by the Board from time to time.

2.7.   **REGISTERED OFFICE; REGISTERED AGENT.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company or such other registered agent as the Board of Directors may designate from time to time.

2.8.   **QUALIFICATION**.

(a)   **QUALIFICATION WITH DELAWARE**. The Certificate has been filed in the office of the Secretary of State in accordance with the provisions of the Act. The Company shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company under the laws of the State of Delaware. The Company shall prepare and file amendments to the Certificate whenever required by the Act.

(b)   **QUALIFICATION WITH OTHER JURISDICTIONS AND AGENCIES**. The Company shall execute and file such forms or certificates and take any and all other actions as may be reasonably necessary or advisable to perfect and maintain the status of the Company under the Regulatory Requirements of any other states, jurisdictions, or governmental organizations or agencies with authority or jurisdiction over the Company or its business, activities, property, or assets.

2.9   **RESERVATION OF OTHER BUSINESS AND OPPORTUNITIES**. Except and solely to the extent that any business or other opportunities of any Member are actually exploited by the Company, no business or other opportunities of a Member shall be deemed the property of the Company. A Member may engage in or possess an interest in any business or other opportunity, independently or with others, of any nature or description, even if such business or other opportunity is in direct competition with the business or activities of the Company, and the Company shall have no rights by virtue hereof in or to such other business or other opportunity, or to the income or profits derived therefrom.

2.10   **THE RULES**. In addition to the terms and conditions of this Agreement, the operation and management of the business and affairs of the Company, the conduct of its activities, and the ownership and maintenance of its property and assets shall be subject to the Rules of LedgerX LLC as in effect from time to time (the "Rules"). To the extent there is any conflict

4

between the Rules and this Agreement, the Agreement shall govern with respect to the subject matter hereof.

SECTION 3
MEMBERS, CAPITAL, AND LOANS

3.1.   **MEMBERSHIP**.

(a)   **CURRENT MEMBER; UNITS**. The name, business address, and Units of the Current Member are set forth on Exhibit A to this Agreement.

(b)   **RESTRICTION ON OWNERSHIP**. Membership in the Company shall be restricted or conditioned to the extent required by the Rules or Regulatory Requirements from time to time.

(c)   **ADDITIONAL MEMBERS; VOTING INTERESTS**. Additional Members may be admitted to the Company upon signing a joinder agreement to this Agreement on such terms and conditions as may be approved by the Board and, as applicable, the Members. Unless named in this Agreement or admitted to the Company as a Member as provided herein, no Person shall be considered a Member. The Company shall not be required to deal with any other Person by reason of an assignment of a Unit by a Member or by reason of the bankruptcy of a Member, except as otherwise provided in this Agreement or the Act. The Units of the Member shall be voting interests.

3.2.   **CAPITAL CONTRIBUTIONS**. Any Member may make capital contributions to the Company at any time as determined and approved by the Board. No interest shall accrue on any contribution, and no Member shall have any right to withdraw or be repaid any contribution except as provided herein. The provisions of this Agreement are intended to benefit the Members and, to the fullest extent permitted by Regulatory Requirements, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and no Member shall have any duty or obligation to any creditor of the Company, including, but not limited to, making any contribution to the Company or responding to any call for capital, pursuant to this Agreement.

3.3.   **LOANS TO AND BUSINESS WITH THE COMPANY**. Except as provided in Regulatory Requirements, any Member may, at any time, make or cause a loan to be made to, or assume one or more obligations of, provide collateral for, or transact other business or activities with, the Company in any amount and upon any terms which the Board and the Member may agree, and such Member shall have the same rights and obligations with respect to any such matter as a Person who is not a Member.

SECTION 4
DISTRIBUTIONS

4.1   **NET CASH FLOW**. From time to time as it determines to be appropriate, the Board shall determine whether there is any Net Cash Flow available for distribution. If the Board

5

determines that Net Cash Flow is available for distribution, it shall cause the Company to distribute such Net Cash Flow among the Members in proportion to their relative ownership of Units.

4.2 **NET CAPITAL PROCEEDS**. Within a reasonable time after the occurrence of a Capital Transaction, the Board shall determine the amount of Net Capital Proceeds available for distribution, if any, and shall distribute Net Capital Proceeds in the following manner and/or order of priority:

(i) First, to the extent that the Capital Account balances of the Members are not in proportion to their relative ownership of Units, funds shall be distributed to those Members with Capital Account balances that are proportionately higher than their relative ownership of Units, in portion to such excess Capital Account balances, until all Capital Account balances have been brought into proportion with the Members' relative ownership of Units; and

(ii) Thereafter, funds shall be distributed among the Members in proportion to their relative ownership of Units.

4.3 **LIMITATION ON DISTRIBUTIONS**. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to any Member unless, after the distribution is made, the assets of the Company are in excess of the liabilities of the Company and such distribution would not violate this Agreement or Regulatory Requirements.

SECTION 5
MANAGEMENT POWERS AND AUTHORITY, DUTIES, AND LIABILITIES

5.1. **ESTABLISHMENT OF THE BOARD**. The board of directors of the Company (the "Board") is hereby established and shall be composed of natural Persons (each such Person, a "Director") who shall be elected or appointed in accordance with the provisions of this Section 5 and the Act. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power and authority for, on behalf of, and in the name of the Company to take such actions as it may deem necessary or advisable to carry out any and all of the purposes of the Company, subject only to the terms of this Agreement (including, but not limited to, the matters that must be approved by a vote of the Members as set forth in Exhibit B) and the Act.

5.2. **QUALIFICATIONS OF ALL DIRECTORS**. Each Person elected or appointed a Director, prior to serving on the Board, shall certify in writing to the Company that he (a) is not subject to a statutory disqualification under Section 8a(2) of the Commodity Exchange Act, as amended, (b) does not have a history of disciplinary offenses as defined in CFTC Regulation 1.63(a)(6), and (c) meets the other qualifications set forth in Rule 2.4 of the Rules.

5.3. **BOARD COMPOSITION; VACANCIES**.

(a) **BOARD COMPOSITION**. The Directors shall be elected by the Members. Each Director shall hold office until such Director's successor is elected or appointed and qualified or until the earlier death, resignation, or removal of such Director. The Board and

the Members shall take such actions as may be required to ensure that the number of Directors constituting the Board is at all times at least five (as such number shall be determined by the Board, from time to time), which shall include natural Persons who are Public Directors in at least the number and percentage required by the Rules or Regulatory Requirements. For purposes of this Agreement, a "Public Director" means any Director who has been found by the Board, which finding shall be reflected in the Company's records, to have no Material Relationship (as defined in the Rules) with the Company, and otherwise meets Regulatory Requirements. The Board shall elect a Director to serve as Chairman of the Board, who need not be a Public Director.

(b) **VACANCIES**. In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Director, then the Board (by action of the remaining Directors (even if less than a quorum)) or the Members shall appoint a natural Person to fill the vacancy (subject to the other provisions of this Section 5). If the vacancy is for a seat filled by a Public Director, the Board or the Members, as applicable, shall appoint a natural Person that satisfies the definition of Public Director.

5.4. **RESIGNATION; REMOVAL**.

(a) **RESIGNATION**. A Director may resign at any time from the Board by delivering a written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(b) **REMOVAL**. A Director may be removed at any time from the Board, with or without cause, by vote of a majority of the Directors then in office or by the Members .

5.5. **MEETINGS**.

(a) **GENERALLY**. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board, or by means of telephone, video conference, or other communications device that permits all Directors and other Persons participating in the meeting to hear each other, and a Director's participation in a meeting by such means shall constitute attendance in person at such meeting. Except as provided in Section 5.5(b), written notice of each meeting of the Board shall be given to each Director at least 24 hours prior to such meeting.

(b) **SPECIAL MEETINGS**. Special meetings of the Board shall be held on the call of the Chairman of the Board, the Chief Executive Officer, or any two Directors upon at least five days' written notice (if the meeting is to be held in person) or upon 24 hours' written notice (if the meeting is to be held by telephone, video conference, or other communication device) to the Directors, or upon such shorter notice as may be approved by all of the Directors then in office or is practicable in the case of an Emergency (as defined in the Rules).

(c) **ATTENDANCE AND WAIVER OF NOTICE**. Any Director may waive notice as to such Director. Attendance by a Director at any meeting shall constitute a waiver of

notice of such meeting, except where a Director attends a meeting solely for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

5.6. **QUORUM; MANNER OF ACTING**.

(a) **QUORUM**. A majority of the Directors serving on the Board, including at least one Public Director, shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) **BINDING ACT**. Each Director shall have one vote on all matters submitted to the Board (or any committee or subcommittee of the Board of which he is a member). With respect to any matter before the Board (or any committee or subcommittee), the act of a majority of the Directors constituting a quorum shall be the act of the Board (or committee or subcommittee).

5.7. **ACTION BY WRITTEN CONSENT**. Notwithstanding anything herein to the contrary, any action of the Board (or any committee or subcommittee of the Board) may be taken without a meeting and without notice if there is a written consent of all of the Directors on the Board (or committee or subcommittee) approving such action. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument filed with the Secretary of State or any other Person.

5.8. **COMPENSATION; NO EMPLOYMENT RIGHTS; POWER OF DIRECTORS**.

(a) **COMPENSATION**. Each Director shall be compensated for service on the Board (and any committee or subcommittee of the Board), and shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of such Person's duties as a Director, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 5.8 shall be construed to preclude any Director from serving the Company in any other capacity and receiving reasonable compensation for such services.

(b) **NO EMPLOYMENT RIGHTS**. This Agreement does not, and is not intended to, confer upon any Director any rights with respect to employment or other retention by the Company, and nothing herein shall be construed to have created any employment or other agreement with any Director.

(c) **POWER OF DIRECTORS**. Except as otherwise specifically provided by this Agreement or required by the Rules or Regulatory Requirements, no Director, in such Person's capacity as a Director, shall have the power to act for or on behalf of, or to bind, the Company without prior authorization of the Board.

5.9.   **BOARD AND OTHER COMMITTEES AND SUBCOMMITTEES**.

(a)   **ESTABLISHMENT AND POWER**. The Board may create, appoint Directors to serve on, and delegate powers to committees and subcommittees. In no event may the Board delegate to any committee or subcommittee all of the power and authority of the Board. Subject to the immediately preceding sentence, any committee or subcommittee, to the extent provided in the Board resolution forming such committee or subcommittee, shall have and may exercise the power and authority of the Board, subject to the limitations set forth in Section 5.9(d). The Board may dissolve any committee or subcommittee or remove any member of a committee or subcommittee at any time, subject to the other requirements of this Agreement, the Rules, and Regulatory Requirements. Each committee or subcommittee shall have a written charter and shall assist in the supervision of the business and affairs of the Company within its particular area of responsibility, subject to the authority of the Board. The Board shall designate the chairman of each committee or subcommittee. Subject to the authority of the Board and this Agreement, each committee or subcommittee shall determine the manner and form in which its proceedings shall be conducted. A majority of the Directors serving on a committee or subcommittee, including where applicable at least one Public Director, shall constitute a quorum for the transaction of business of such committee or subcommittee. The Board has the authority to change or overrule the decisions of any committee or subcommittee.

(b)   **REQUIRED COMMITTEES**. In accordance with the Rules, there shall be a Regulatory Oversight Committee, a Risk Management Committee, a Participant Committee, a Nominating Committee, a Disciplinary Panel and an Appeals Committee. Each such committee shall include the number and percentage of Public Directors as required by the Rules.

(c)   **ADDITIONAL COMMITTEES**. The Board may create, appoint Directors to serve on, and delegate powers to one or more additional committees, including, but not limited to, an Executive Committee, each of which shall be composed of one or more Directors; *provided that*, if an Executive Committee is formed pursuant to this Section 5.9(c), such committee shall consist of at least 35% Public Directors and at least two Public Directors.

(d)   **LIMITATION OF AUTHORITY**. No committee or subcommittee of the Board shall have the authority of the Board in reference to:

(i)   authorizing or making distributions to the Members;

(ii)   authorizing the issuance of any Units;

(iii)   approving a plan of merger or sale of the Company or of all or substantially all of its assets and property;

(iv)   recommending to the Members a voluntary dissolution, winding up, or cancellation of the Company or a revocation thereof;

(v)   removing Directors or filling vacancies on the Board;

(vi)   creating, appointing Directors to serve on, or delegating powers to any committees or subcommittees of the Board; or

(vii)   amending or repealing this Agreement, or any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

5.10.   **OFFICERS**. The Board shall appoint such natural Persons as officers of the Company (the "Officers") as it deems necessary or advisable to carry on the business and affairs of the Company, and the Board may delegate to such Officers such power and authority and duties as the Board deems necessary or advisable or as required by the Rules or Regulatory Requirements. No Officer need be a Member or a Director. The Company shall have a Chief Executive Officer, a Chief Regulatory Officer, a Chief Compliance Officer and a Chief Risk Officer. The duties of the Chief Compliance Officer and the Chief Risk Officer shall be consistent with the Rules and Regulatory Requirements. A Person may hold two or more offices of the Company, provided, that, the Chief Risk Officer and Chief Compliance Officer offices may not be held by the same Person. Each Officer shall hold office until a successor is designated by the Board or until the earlier death, resignation, or removal of such Officer. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board, with or without cause, at any time, but any such removal shall be without prejudice to the contractual rights of such Officer, if any, to receive any specified compensation or benefits. A vacancy in any office occurring because of death, resignation, removal, or otherwise may be filled by the Board. Each Officer shall be compensated for his service and shall be reimbursed for his reasonable out-of-pocket expenses incurred in the performance of his duties, pursuant to such policies as from time to time established by the Board.

5.11.   **INTERESTS TO CONSIDER; FIDUCIARY DUTIES**.

(a)   **INTERESTS TO CONSIDER**. Each of the Members, as well as the Company, hereby acknowledges and agrees that, whenever a Covered Person is permitted or required to act or refrain from acting, or to make any other decision (solely in such Person's capacity as a Covered Person) pursuant to any power or authority of such Person under this Agreement or the Act, such Person shall make such decision in a manner which such Person believes to be in the best interests of the Company and its Members.

(b)   **FIDUCIARY DUTIES**. The provisions of this Agreement, including, but not limited to, the extent that they restrict or eliminate the duties, responsibilities, and liabilities of a Covered Person (acting solely in such Person's capacity as a Covered Person) otherwise existing at law or in equity, are hereby acknowledged and agreed by the Members, as well as the Company, to replace, to the fullest extent permitted by law and equity, such other duties, responsibilities, and liabilities of such Covered Person. This Agreement is not intended to, and does not, create or impose on any Covered Person any duty, responsibility, or liability, including, but not limited to, any fiduciary duty, other than those expressly set forth herein. For the avoidance of doubt, each of the Members, as well as the Company, hereby acknowledges and agrees that he waives any all fiduciary and other duties existing at law or in equity that, absent such waiver, may be implied under the Act, and in doing so, hereby acknowledges and agrees that the duties, responsibilities,

10

and liabilities of each Covered Person (solely in such Person's capacity as a Covered Person) to the Company and the Members are only as expressly set forth in this Agreement.

5.12. **LIMITATION OF DUTIES AND LIABILITIES; DELEGATION; RELIANCE; INDEMNIFICATION; ADVANCEMENT; EFFECT OF AMENDMENT**.

(a) **LIMITATION OF DUTIES AND LIABILITIES**. Except as otherwise provided in the Act, to the fullest extent permitted by law no Covered Person (solely in such Person's capacity as a Covered Person) shall have any duty or be responsible or liable to the Company or any Member, or to any other Person making claims on behalf of the Company (including, but not limited to, its creditors) or any Member, for any damages, expenses, liabilities, or losses as a result of any act or omission (in relation to the Company, any transaction, any investment, or any other action or inaction, including, but not limited to, for breach of contract, tort (including negligence), strict liability, violation of any applicable legal or equitable principle, or breach of duties (including fiduciary duties)), taken or omitted by the Covered Person, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such act or omission, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person acted in bad faith, knowingly engaged in fraud or willful misconduct (including, but not limited to, acting beyond the scope of its or such Person's authority) or, in the case of a criminal matter, acted with actual knowledge that such Covered Person's conduct was unlawful.

(b) **DELEGATION**. Subject to its duties and responsibilities as set forth in this Agreement, the Rules, and Regulatory Requirements, the Board may exercise any of the powers and authority granted to it by this Agreement and perform any of the duties and responsibilities imposed upon it hereunder either directly or by or through its committees, subcommittees, and agents, and neither the Board nor any Covered Person (acting solely in such Person's capacity as a Covered Person) shall have any duty or be responsible or liable to the Company or any Member, or to any other Person making claims on behalf of the Company (including, but not limited to, its creditors) or any Member, for any mistake, action, inaction, misconduct, negligence, fraud, or bad faith on the part of any such committee, subcommittee, or agent appointed by the Board unless, with respect to an individual Covered Person only, there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such delegation, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person had actual knowledge that such committee, subcommittee, or agent was acting in bad faith, knowingly engaging in fraud or willful misconduct (including, but not limited to, acting beyond the scope of its or such Person's authority) or, in the case of a criminal matter, acting with actual knowledge that its or such Person's conduct was unlawful.

(c) **RELIANCE**. Any Covered Person acting for, on behalf of, or in relation to the Company, any transaction, any investment, or any other action or inaction shall be entitled to rely upon the provisions of this Agreement and upon the advice of counsel, accountants, and other professionals or advisors that is provided to the Company, the Board, any committee or subcommittee thereof, or such Covered Person (acting solely in such Person's capacity as a Covered Person), or upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, paper, document, signature, or writing reasonably

11

believed by such Covered Person to be genuine, including, but not limited to, any certificate signed by an officer, agent, or representative of any Person, in order to ascertain any fact with respect to such Person or within such Person's knowledge, and such Covered Person shall not have any duty or be responsible or liable to the Company or to any Member, or to any other Person making claims on behalf of the Company (including, but not limited to, its creditors) or any Member, for such Covered Person's reliance thereon; *provided that,* in each case, there has not been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of such reliance, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person acted in bad faith, knowingly engaged in fraud or willful misconduct (including, but not limited to, acting beyond the scope of such Person's authority) or, in the case of a criminal matter, acted with actual knowledge that such Covered Person's reliance was unlawful.

(d)   **INDEMNIFICATION**. Each Covered Person (regardless of such Person's capacity and regardless of whether another Covered Person is entitled to indemnification) shall be indemnified and held harmless by the Company (but only to the extent of the Company's property and assets), to the fullest extent permitted under the Act, from and against any and all damage, expense, liability, and loss (including, but not limited to, taxes, penalties, judgments, fines, amounts paid or to be paid in settlement, costs of investigation and preparations, and fees, expenses, and disbursements of attorneys, whether or not the dispute or proceeding involves the Company or any Director, Officer, or Member) reasonably incurred or suffered by such Covered Person (solely in such Person's capacity as a Covered Person) in connection with the Company, any transaction, any investment, or any other action or inaction; *provided that*, such Covered Person shall not be so indemnified and held harmless for any proceeding initiated by such Covered Person; and *provided further that,* such Covered Person shall not be so indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which such Covered Person is seeking indemnification or seeking to be held harmless hereunder, and taking into account the acknowledgments and agreements set forth in this Agreement, such Covered Person acted in bad faith, knowingly engaged in fraud or willful misconduct (including, but not limited to, acting beyond the scope of such Person's authority) or, in the case of a criminal matter, acted with actual knowledge that such Covered Person's conduct was unlawful. The indemnification provided by this Section 5.12(d) shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of law or equity, or otherwise, both as to actions and inactions in such Covered Person's capacity as a Covered Person and as to actions and inactions in any other capacity, and shall continue as to a Covered Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns of such Covered Person.

(e)   **ADVANCEMENT**. Reasonable, documented expenses incurred by a Covered Person in defending any civil, criminal, administrative, or investigative action, suit, or proceeding referred to in Section 5.12(d) shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding; *provided that*, any such advance shall only be made if the Covered Person delivers a written affirmation by such Covered Person of such Person's good faith belief that he is entitled to indemnification under Section 5.12(d) and agrees to repay all

amounts so advanced if it shall ultimately be determined that such Covered Person is not entitled to such indemnification.

(f) **EFFECT OF AMENDMENT**. Any amendment, modification, or repeal of this Section 5.12 or any provision hereof shall be prospective only and shall not in any way affect the limitations on duty, responsibility, and liability of the Covered Persons, or terminate, reduce, or impair the right of any past, present, or future Covered Person, under and in accordance with the provisions of this Section 5.12 as in effect immediately prior to such amendment, modification, or repeal, with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claims may arise or be asserted.

5.13. **INSURANCE**. The Company shall (through the Company or the Current Member) maintain insurance (including directors' and officers' insurance) at levels that are consistent with industry practice, at its expense, and the Company may maintain such insurance to protect itself and any Covered Person, in each case against any damage, expense, liability, or loss, whether or not the Company would have the power to indemnify such Person against such damage, expense, liability, or loss under the Act or this Agreement.

SECTION 6
TRANSFER OF UNITS AND WITHDRAWALS OF MEMBERS

6.1. **TRANSFERS**. Subject to approval by the Board, any Member may Transfer all, or any portion of, the Units held by such Member.

6.2. **WITHDRAWAL**. Subject to approval by the Board, immediately upon the occurrence of the Withdrawal of a Member, the Member's successor shall thereupon become a Member.

SECTION 7
DISSOLUTION, WINDING UP, AND CANCELLATION OF THE COMPANY

7.1. **EVENTS OF DISSOLUTION**. The Company shall be dissolved if the Board and the Members determine to dissolve the Company. The Company shall not be dissolved merely because of the bankruptcy, dissolution, Withdrawal, death, or disability of any Member.

7.2. **PROCEDURE FOR WINDING UP**. If the Company is dissolved, the affairs of the Company shall be wound up. Upon the winding up of the Company, the property and assets of the Company shall be distributed, first, to creditors of the Company in satisfaction of the liabilities of the Company, and then to the Members (or their successors in interest) in accordance with Section 4.2.

7.3. **FILING OF CERTIFICATE OF CANCELLATION**. If the Company is dissolved, a Certificate of Cancellation shall be promptly filed with Secretary of State. If there are no remaining Members, the Certificate of Cancellation shall be filed by the last Person to be a Member; if there are no remaining Members, or a Person who last was a Member, the Certificate

of Cancellation shall be filed by the heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns of the Person who last was a Member.

SECTION 8
ACCOUNTS, BOOKS, RECORDS, AND ACCOUNTING

8.1.   **BANK ACCOUNTS**. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Board shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who shall have authority with respect to the accounts and the funds therein. Withdrawals from any such bank account shall be made upon such signature or signatures as the Board may designate, and shall be made only for the purposes of the Company.

8.2.   **BOOKS AND RECORDS**. The Board shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business and affairs and the ownership and maintenance of its property and assets. The books and records shall be maintained and reported in accordance with United States generally accepted accounting principles, consistently applied, and all Regulatory Requirements.

8.3   **ANNUAL ACCOUNTING PERIOD**. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Board, subject to the requirements and limitations of the Code.

SECTION 9
GENERAL PROVISIONS

9.1.   **REIMBURSEMENT OF EXPENSES**. The Company shall reimburse Members for all direct, out-of-pocket expenses incurred by or on behalf of the Company that relate to the management and affairs of the Company and the ownership and maintenance of its property and assets, subject to policies and procedures adopted by the Board.

9.2.   **NO THIRD-PARTY BENEFICIARIES**. This Agreement is not intended to, and shall not be construed to, create any right enforceable by any Person that is not a party to this Agreement, including, but not limited to, any creditor of the Company or of any Member.

9.3.   **AMENDMENTS**. This Agreement may be amended only if such amendment is in writing, approved by the Board, and agreed to and signed by all of the Members.

9.4.   **ASSURANCES**. The Company and the Members shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts necessary or advisable to comply with all Regulatory Requirements for the formation and operation of the Company, the conduct of its affairs, and the ownership and maintenance of its property and assets.

9.5.   **NOTIFICATIONS**. Any notice, demand, consent, election, approval, request, or other communication (individually, a "Notice") required or permitted under this Agreement must

be in writing and delivered personally or sent by a nationally recognized overnight courier, by certified or registered mail, postage prepaid, return receipt requested, or by electronic mail. A Notice delivered personally, sent by overnight courier, or sent by certified or registered mail shall be deemed given only when acknowledged in writing by the Person to whom it is delivered. A Notice sent by electronic mail shall be deemed given when received. The initial addresses for Notices to any party to this Agreement shall be set forth opposite their signatures to this Agreement or any joinder agreement. Any Person may designate, by Notice, addresses or substitute addresses for Notices, and, thereafter, all Notices to such Person are to be directed to those addressees.

9.6. **SPECIFIC PERFORMANCE**. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement, and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies that may be available to that party) shall be entitled to one or more preliminary or permanent orders (a) restraining and enjoining any act that would constitute a breach or (b) compelling the performance of any obligation that, if not performed, would constitute a breach.

9.7. **COMPLETE AGREEMENT**. This Agreement, and the documents referred to herein, constitute the complete and exclusive statement of the agreement among the parties hereto with respect to the Company in their capacities as such. This Agreement supersedes all prior written and oral statements with respect thereto, including, but not limited to, any prior representation, statement, condition, or warranty.

9.8. **APPLICABLE LAW**. All questions concerning the construction, validity, and interpretation of this Agreement and the exercise of the rights and performance of the obligations by any Person under this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware, including, but not limited to, the Act.

9.9. **FORUM; SUBMISSION TO JURISDICTION**. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based upon any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action, or proceeding, and that any such cause of action shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, or other document sent by registered mail, postage prepaid, return receipt requested, to the address provided by a party pursuant to Section 9.5 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

9.10. **HEADINGS**. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of any provision hereof.

9.11. **BINDING PROVISIONS**. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors in interest, and permitted assigns.

9.12. **TERMS**. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.13. **SEPARABILITY OF PROVISIONS**. Each provision of this Agreement shall be considered separable, and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid. On a determination by (a) a governmental organization or agency or (b) the Company's legal counsel that any provision is invalid, illegal, or unenforceable with respect to any Regulatory Requirement, the Board and the Members shall take all actions necessary or advisable to amend this Agreement so that the Agreement complies with all Regulatory Requirements.

9.14. **COUNTERPARTS**. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

[Remainder of this page is intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Company and the Current Member have signed this Second Amended and Restated Limited Liability Company Agreement, as of the date first set forth above.

Company:

LEDGERX LLC

By: /s/ Zachary Dexter
Name: Zachary Dexter
Title: Chief Executive Officer

Current Member:

M 7 HOLDINGS, LLC

By: /s/ Thomas P. Gallagher
Name: Thomas P. Gallagher
Title: Chairman and Chief Executive Officer

EXHIBIT A

Current Member

Name	Mailing Address	Number of Units	Limited Liability Company Percentage Interest
M 7 Holdings, LLC	7 Roszel Road, Suite 1A Princeton, NJ 08540	1,000,000	100%

18

EXHIBIT B

MATTERS THAT MUST BE APPROVED BY THE MEMBERS

The taking of the action set forth below shall require approval by the vote of the Members:

(1)   any acquisition or disposition of a significant business or a business division, line, or subsidiary of the Company from or to any Person, whether by asset purchase, stock purchase, merger, or other business combination;

(2)   any (a) sale, transfer, or other disposition of Company assets in any transaction or series of related transactions pursuant to which a Third Party acquires ownership of all or substantially all of the Company's assets; or (b) change in ownership of the Company effected by sale, recapitalization, merger, reorganization, share exchange or other capital transaction as a result of which a Third Party acquires ownership of equity interests in the Company which, together with any interests in the Company theretofore held by such Third Party, gives such Third Party, directly or indirectly, more than fifty percent (50%) of the total fair market value of the equity interests in the Company or more than fifty percent (50%) of the total voting power of the equity interests in the Company;

(3)   any transaction, agreement, or action on behalf of the Company that is unrelated to the Company operating a swap execution facility, derivatives clearing organization and designated contract market registered with the CFTC, or that would make it impossible to carry out such operations;

(4)   any (a) merger of the Company with and into, or the conversion of the Company into, an entity which is a "C" corporation, with such "C" corporation being the surviving corporation and the Units being converted into shares of common stock in such "C" corporation; (b) exchange of Units for shares of common stock in a "C" corporation; or (c) other transaction pursuant to which the Units are exchanged or converted into shares of common stock in a "C" corporation;

(5)   any private or public offer or sale of debt securities or Units;

(6)   any amendment to the Agreement, including, but not limited to, any change in the number of Directors;

(7)   any Company (a) assignment for the benefit of creditors; (b) application for, or seeking, consenting to, or acquiescing in the appointment of, a receiver, custodian, trustee, examiner, liquidator, or similar official for the Company or any of its property or assets; (c) institution of any proceeding seeking an order for relief under the federal bankruptcy laws or seeking to adjudicate the Company bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment, or composition of it or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or failure to file an answer or other pleading denying the material allegations of any such proceeding filed against it;

(d) action to authorize or effect any of the foregoing actions; or (e) failure to contest in good faith any appointment or proceeding described above;

(8)   any transaction with any member of the Board, Officer or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, except transactions made in the ordinary course of business or pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms; and

(9)   any hiring, firing, or material increase in the compensation or benefits of any key management personnel of the Company, including approving any equity compensation plans or material amendments thereto.



CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **14743185**

The Registrar of Companies for England and Wales, hereby certifies that

MIH EAST HOLDINGS, LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **20th March 2023**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006



**THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES**

MIH East Holdings, Limited



COMPANY HAVING A SHARE CAPITAL

Memorandum of Association of

MIH EAST HOLDINGS, LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
MIAMI INTERNATIONAL HOLDINGS, INC.	Authenticated Electronically

Dated: 20/03/2023

The Companies Act 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MIH EAST HOLDINGS, LIMITED

Reed Smith LLP
Ref: Corporate Services
The Broadgate Tower, 20 Primrose Street
London
EC2A 2RS

Tel: +44 (0)20 3116 3000
Fax: +44 (0)20 3116 3999

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MIH EAST HOLDINGS, LIMITED

PART 1
INTERPRETATION AND LIMITATION OF LIABILITY

1   PRELIMINARY

1.1   The following regulations constitute the Articles of Association of the company and the **'relevant model articles'** (as defined in section 20(2) of the Companies Act 2006) shall not apply to the company.

1.2   In the Articles the headings are for convenience only and shall be ignored in construing the meaning of the Articles.

2   DEFINED TERMS

2.1   In the Articles, unless the context requires otherwise -

       'Articles' means the company's Articles of Association;

       'bankruptcy' includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

       'chairman' has the meaning given in Article 13;

       'chairman of the meeting' has the meaning given in Article 56;

       'Companies Acts' means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the company;

'director' means a director of the company, and includes any person occupying the position of director, by whatever name called;

'distribution recipient' has the meaning given in Article 47;

'document' includes, unless otherwise specified, any document sent or supplied in electronic form;

'electronic form' has the meaning given in section 1168 of the Companies Act 2006;

'fully paid' in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

'hard copy form' has the meaning given in section 1168 of the Companies Act 2006;

'holder' in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

'instrument' means a document in hard copy form;

'ordinary resolution' has the meaning given in section 282 of the Companies Act 2006;

'paid' means paid or credited as paid;

'participate', in relation to a directors' meeting, has the meaning given in Article 11;

'proxy notice' has the meaning given in Article 62;

'shareholder' means a person who is the holder of a share;

'shares' means shares in the company;

'special resolution' has the meaning given in section 283 of the Companies Act 2006;

'subsidiary' has the meaning given in section 1159 of the Companies Act 2006;

'transmittee' means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

'**writing**' means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these Articles bear the same meaning as in the Companies Act 2006 as in force on the date when these Articles become binding on the company.

3 LIABILITY OF MEMBERS

3.1 The liability of the members is limited to the amount, if any, unpaid on the shares held by them.


PART 2

DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES


4 DIRECTORS' GENERAL AUTHORITY

4.1 Subject to the Articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

4.2 Without the need for a special resolution of the company, the directors may decide at any time to change the name of the company; and where the directors decide to change the name, they shall procure that all requisite actions are taken to effect that decision with the Registrar of Companies.

5 SHAREHOLDERS' RESERVE POWER

5.1 The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

5.2 No such special resolution invalidates anything which the directors have done before the passing of the resolution.

6 DIRECTORS MAY DELEGATE

6.1 Subject to the Articles, the directors may delegate any of the powers which are conferred on them under the Articles -

(a) to such person or committee;

(b) by such means (including by power of attorney);

(c) to such an extent;

(d) in relation to such matters or territories; and

(e) on such terms and conditions

as they think fit.

6.2 If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

6.3 The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7 COMMITTEES

7.1 Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the Articles which govern the taking of decisions by directors.

7.2 The directors may make rules of procedure for all or any committees, which prevail over rules derived from the Articles if they are not consistent with them.

DECISION-MAKING BY DIRECTORS

8 DIRECTORS TO TAKE DECISIONS COLLECTIVELY

8.1 The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a unanimous decision under Article 9.

8.2   If the Company only has one director for the time being, the general rule does not apply and the director may, for as long as he remains the sole director, take decisions without regard to any of the provisions of the Articles relating to directors' decision-making (except for his duty to keep records of such decisions under Article 18). For the avoidance of doubt, if the Company only has one director, nothing in the Articles requires it to have more than one director.

9   **UNANIMOUS DECISIONS**

9.1   A unanimous decision taken under this Article must take the form of a resolution in writing, where each eligible director has signed one or more copies of it.

9.2   References in this Article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

10   **CALLING A DIRECTORS' MEETING**

10.1   Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorising the company secretary (if any) to give such notice.

10.2   Notice of any directors' meeting must indicate -

        (a)   its proposed date and time;

        (b)   where it is to take place; and

        (c)   if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.3   Notice of a directors' meeting must be given to each director but need not be in writing.

10.4   Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11 PARTICIPATION IN DIRECTORS' MEETINGS

11.1 Subject to the Articles, directors participate in a directors' meeting, or part of a directors' meeting, when –

(a) the meeting has been called and takes place in accordance with the Articles; and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2 In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

11.3 If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12 QUORUM FOR DIRECTORS' MEETINGS

12.1 At a directors' meeting, unless a quorum is participating, no proposal is to be voted on except a proposal to call another meeting.

12.2 The quorum for directors' meetings may be fixed from time to time by a decision of the directors. The quorum must never be less than two, and unless otherwise fixed it is two, except where there is only one director in office for the time being, in which case that director shall form a quorum.

12.3 If the total number of directors for the time being is greater than one but less than the quorum fixed, the directors must not take any decision other than a decision:

(a) to appoint further directors; or

(b) to call a general meeting so as to enable the shareholders to appoint further directors.

12.4 For the purposes of any meeting held to authorise a director's conflict of interests in accordance with Article 16, if there is only one director in office other than the conflicted director or directors, then the quorum for the meeting shall be one director entitled to vote on the matter in question.

13 CHAIRING OF DIRECTORS' MEETINGS

13.1 The directors may appoint a director to chair their meetings.

13.2 The person so appointed for the time being is known as the chairman.

13.3 The directors may terminate the chairman's appointment at any time.

13.4 If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

14 CASTING VOTE

14.1 If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.

14.2 Article 14.1 does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15 DIRECTORS' APPOINTMENTS AND INTERESTS

15.1 A director may -

(a) be a party to, or otherwise directly or indirectly interested in, any transaction or arrangement with the company or in which the company is otherwise interested; and

(b) be a director or other officer of, or employed by, or provide services (directly himself or through his firm including in a professional capacity), or a party to any transaction or arrangement with, or otherwise directly or indirectly interested in, any body corporate in which the company is interested,

and where a proposed decision of the directors is concerned with such a transaction, arrangement, office, employment or other matter, that director may be counted as participating in the decision making process for quorum and voting purposes.

15.2 Article 15.1 is subject to the relevant director making a declaration of the nature and extent of his interest in accordance with this Article 15 and with sections 177 and 184 to 187 of the Companies Act 2006.

15.3 The following shall not be treated as an **'interest'** -

(a) an interest of which a director is not aware and of which it is unreasonable to expect him to be aware, or an interest in a transaction or arrangement of which he is not aware and of which it is unreasonable to expect him to be aware;

(b) an interest of which the other directors are aware, or ought reasonably be aware, to the extent they are or ought reasonably to be aware of such interest;

(c) an interest which cannot reasonably be regarded as giving rise to a conflict of interest; and

(d) an interest if, or to the extent that, that interest contains terms of his service contract which have been, or are to be, considered by a meeting of the directors or a duly appointed committee of the directors.

16 DIRECTORS' POWERS TO AUTHORISE CONFLICTS OF INTEREST

16.1 The directors may authorise, to the fullest extent permitted by law, any matter or situation which would (if not so authorised) result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and which may reasonably be regarded as likely to give rise to a conflict of interests.

16.2 Any authorisation given by the directors under Article 16.1 may (whether at the time it is given or subsequently) –

(a) extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter or situation authorised; and

(b) be subject to any terms and conditions which the directors consider appropriate;

and the directors may at any time vary or terminate such authorisation (but no variation or termination will affect anything done by the director prior to such variation or termination in accordance with the then terms of the authorisation).

16.3 A decision to authorise any matter or situation under Article 16.1 may be made either at a meeting of the directors or by unanimous decision of those directors entitled to vote on the matter; but the decision will only be effective if -

(a) the quorum for any meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(b) the matter is agreed to without any interested director voting, or would have been agreed to no interested directors' votes had not been counted.

16.4 The provisions of this Article 16 shall not apply to any conflict of interest arising in relation to a transaction or arrangement between a director and the company. Article 15 above shall apply to directors' interests in any such transactions or arrangements.

17   MANAGEMENT OF DIRECTORS' CONFLICTS

17.1 Where the directors have authorised any matter or situation under Article 16.1, or where a matter is authorised by Article 15, the directors may, at the time of such authorisation or subsequently, provide (without limitation) that an interested   director –

(a) is excluded from discussions (whether at directors' meetings or otherwise) related to the matter;

(b) is not given any documents or other information relating to the matter; or

(c) both for quorum purposes and for voting purposes may or may not be counted or vote at any future directors' meeting in relation to the matter.

17.2 Where the directors have authorised any matter or situation under Article 16.1, or where a matter falls within Article 15 (subject to a director making a declaration of the nature or extent of his interest in an office, employment, transaction or arrangement in accordance with the Companies Acts), then an interested director -

(a) will not be required to disclose to the company, or use for the benefit of the company, any confidential information relating to the matter or situation if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter or situation;

(b) may absent himself from directors' meetings at which the matter or situation may be discussed; and

(c) may make such arrangements as he thinks fit not to receive documents and information in relation to the matter or situation, or for such documents and information to be received and read by a professional adviser on behalf of that director.

17.3 Article 17.2 does not limit any existing law or equitable principle which may excuse the director from disclosing information in circumstances where disclosure would otherwise be required, or from attending meetings or receiving and reading documents in circumstances where such actions would otherwise be required.

17.4 Where the directors authorise a matter or situation under Article 16.1, or where a matter falls within Article 15, then an interested director -

    (a) will be obliged to conduct himself in accordance with any terms and conditions imposed by the directors in relation to the matter or situation; and

    (b) will not infringe any duty he owes to the company under sections 171 to 177 of the Companies Act 2006 if he complies with any terms, limits and conditions (if any) imposed by the directors in relation to the authorisation and, where relevant, makes any disclosure required under the Companies Acts.

17.5 In relation to any matter or situation which has been authorised under Article 16.1, or where a matter involves a transaction or arrangement which falls within Article 15 (subject to a director making a declaration of the nature or extent of his interest in an office, employment, transaction or arrangement in accordance with the Companies Acts) –

    (a) an interested director will not be accountable to the company for any benefit conferred on him (or persons connected with him) in connection with or which he otherwise derives from that matter or situation;

    (b) the receipt of such a benefit shall not constitute a breach of his duty under section 176 of the Companies Act 2006; and

    (c) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

18 RECORDS OF DECISIONS TO BE KEPT

18.1 The directors must ensure that the company keeps a record, in writing, for at least ten years from the date of the decision recorded, of every unanimous or majority decision taken by the directors, and every decision of a sole director.

19 DIRECTORS' DISCRETION TO MAKE FURTHER RULES

19.1 Subject to the Articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.


APPOINTMENT OF DIRECTORS


20 METHODS OF APPOINTING DIRECTORS

20.1 Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director -

    (a) by ordinary resolution;

    (b) by a decision of the directors; or

    (c) in accordance with Article 20.4.

20.2 In any case where, as a result of death or bankruptcy, the company has no shareholders and no directors, the transmittee of the last shareholder to have died or to have had a bankruptcy order made against him will have the right, by notice in writing, to appoint a person to be a director.

20.3 For the purposes of Article 20.2, where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder.

20.4 Any member or members from time to time holding shares carrying a majority of the voting rights in the company may at any time -

    (a) appoint any person willing to act (and who is permitted by law to do so) to be a director either as an additional director or to fill a vacancy; and

    (b) remove from office any director however appointed.

20.5 Any appointment or removal under Article 20.4 must be made by notice in writing to the company executed by or on behalf of the relevant member or each of the relevant members. Any notice of the appointment or removal of a director under Article 20.4 will take effect when it is delivered to the company's registered office or is produced at a directors' meeting.

20.6 Any removal of a director under Article 20.4 will be deemed to be an act of the company (and no-one else) and will be without prejudice to any claim which a director may have under any contract between him and the company. The power of removal of a director from office conferred by Article 20.4 is in addition to that conferred by the Companies Act 2006 to the intent that sections 168 and 169 of the Companies Act 2006 shall not apply to a removal under Article 20.4.

21 TERMINATION OF DIRECTORS' APPOINTMENT

21.1 A person ceases to be a director as soon as -

(a) that person ceases to be a director by virtue of any provision of the Companies Act 2006 or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms; or

(f) that person is removed from office under Article 20.4.

22 DIRECTORS' REMUNERATION

22.1 Directors may undertake any services for the company that the directors decide.

22.2 Directors are entitled to such remuneration as the directors determine -

(a) for their services to the company as directors, and

(b) for any other service which they undertake for the company.

22.3 Subject to the Articles, a director's remuneration may -

    (a) take any form; and

    (b) include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

22.4 Unless the directors decide otherwise, directors' remuneration accrues from day to day.

22.5 Unless the directors decide otherwise, directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company's subsidiaries or of any other body corporate in which the company is interested.

22.6 Where a director is appointed to office as chairman, as managing director or as the holder of an executive position, that appointment will terminate immediately upon him ceasing (for whatever reason) to be a director. Termination of a director's executive appointment under this Article 22.6 will be without prejudice to any claim for damages for breach of the director's contract of service with the company.

23 DIRECTORS' EXPENSES

23.1 The company may pay any reasonable expenses which the directors, alternate directors and the company secretary (if any) properly incur in connection with their attendance at -

    (a) meetings of directors or committees of directors;

    (b) general meetings; or

    (c) separate meetings of the holders of any class of shares or of debentures of the company,

or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

24 ALTERNATE DIRECTORS

24.1 Any director (the **'appointor'**) may appoint as an alternate any other director, or any other person approved by resolution of the directors, to -

    (a) exercise the appointor's powers; and

(b) carry out the appointor's responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointor and the appointor may, at any time, remove any alternate appointed by him.

24.2 Any appointment or removal of an alternate must be effected by notice in writing to the company signed by the appointor, or in any other manner approved by the directors, and that notice must -

(a) identify the proposed alternate; and

(b) in the case of a notice of appointment, contain a statement signed by the proposed alternate that the proposed alternate is willing to act as the alternate of the director giving the notice.

24.3 In the absence of his appointor, an alternate director has the same rights, in relation to any directors' meeting or unanimous decision of the directors, as the appointor.

24.4 Except where the Articles specify otherwise, an alternate director -

(a) is deemed for all purposes to be a director;

(b) is liable for his own acts and omissions;

(c) is subject to the same restrictions as the appointor; and

(d) shall not be deemed to be the agent of or for the appointor.

24.5 An alternate director may act as alternate to more than one director, and on any decision of the directors will have a separate vote for each of his appointors, and where an alternate director is also a director, any vote he exercises on behalf of the appointor will be in addition to his own vote (if any) on any decision of the directors (provided that the appointor is an eligible director in relation to that decision).

24.6 An alternate director may be counted for the purposes of determining whether a quorum is participating at a directors' meeting (but only if that person's appointor is not participating), but no alternate may be counted as more than one director for such purposes.

24.7   Except for such part of the appointor's remuneration as the appointor may direct by notice in writing to the company be paid to the alternate director, an alternate director is not entitled to receive any remuneration from the company for serving as an alternate director.

24.8   The appointment of an alternate director terminates -

    (a)   when the appointor revokes the appointment under Article 24.2;

    (b)   where, in relation to the alternate, any event occurs which, if it occurred in relation to the appointor, would result in the termination of the appointor's appointment as a director;

    (c)   on the death of the appointor; or

    (d)   when the appointor's appointment as a director terminates.

25   SECRETARY

25.1   The directors may determine from time to time whether a person shall hold the office of company secretary and at any time when the company is without a secretary anything required or authorised to be done by or to the secretary may be done by or to a director (or by a person authorised generally or specifically in that behalf by the directors); the appointment of a person, or persons jointly, to office as secretary shall be decided by the directors who may remove any person or persons appointed to that office and may appoint a person or persons to act in the place of any secretary removed from office or may appoint a person or persons to act jointly with any person holding office as secretary.


PART 3
SHARES AND DISTRIBUTIONS

SHARES


26   POWERS TO ISSUE DIFFERENT CLASSES OF SHARE

26.1   Subject to the Articles, but without prejudice to the rights attached to any existing share, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

26.2   The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

26.3   At any time when the company has a single class of shares, the directors may exercise any power of the company to allot shares of that class or to grant rights to subscribe for or to convert any security into shares of that class, subject to the provisions of Article 26.4 and Article 27.

26.4   Where any person holds shares carrying a majority of the voting rights in the company, the directors must not exercise any power to allot shares or to grant rights to subscribe for, or to convert any security into, any shares in the company unless such person has given its consent to such allotment, grant or conversion by notice in writing to the company.

27   PRE-EMPTION RIGHTS

27.1   Sections 561 and 562 of the Companies Act 2006 will not apply to an allotment of equity securities (as defined in section 560(1) of the Companies Act 2006) made by the company.

27.2   Unless otherwise agreed by special resolution, the company must not allot any equity securities unless the company has first offered them to each person holding equity securities of that class on the date of the offer on the same or more favourable terms, and at the same price, as those equity securities are being offered to other persons on a pari passu and pro rata basis to the number of shares held by those holders (as nearly as possible without involving fractions). The offer to each such person -

    (a)   must be in writing;

    (b)   must be open for acceptance for a period of at least 14 days beginning the date on which the offer is sent;

    (c)   must give details of the number and subscription price of the relevant equity securities offered to him; and

    (d)   may stipulate that any shareholder who wishes to subscribe for a number of equity securities in excess of the proportion which he is offered shall, in his acceptance, state the number of excess equity securities (**'Excess Securities'**) for which he wishes to subscribe.

27.3   Any equity securities not accepted by shareholders pursuant to the offer made to them in accordance with Article 27.2 shall be used for satisfying any requests for Excess Securities made pursuant to Article 27.2. If there are insufficient Excess Securities to satisfy such requests, the Excess Securities will be allotted to the applicants pro rata to the number of shares held by the applicants immediately before the offer was made to shareholders in accordance with Article 27.2 (as nearly as possible without involving fractions or increasing the number of Excess Securities allotted to any shareholder beyond that applied for by him). After that allotment, any Excess Securities remaining shall be offered to any other person as the directors may determine, at the same price and on the same terms as the offer to the shareholders.

28   **COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS**

28.1   Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the Articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

29   **SHARE CERTIFICATES**

29.1   The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.

29.2   Every certificate must specify -

(a)   in respect of how many shares, of what class, it is issued;

(b)   the nominal value of those shares;

(c)   that the shares are fully paid, or where the shares are not fully paid, the amount or respective amounts paid up on the shares to which it relates; and

(d)   any distinguishing numbers assigned to them.

29.3   No certificate may be issued in respect of shares of more than one class.

29.4   If more than one person holds a share, only one certificate may be issued in respect of it.

29.5 Certificates must -

    (a)   have affixed to them the company's common seal; or

    (b)   be otherwise executed in accordance with the Companies Acts.

30   REPLACEMENT SHARE CERTIFICATES

30.1 If a certificate issued in respect of a shareholder's shares is -

    (a)   damaged or defaced; or

    (b)   said to be lost, stolen or destroyed,

that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.

30.2 A shareholder exercising the right to be issued with such a replacement certificate -

    (a)   may at the same time exercise the right to be issued with a single certificate or separate certificates;

    (b)   must return the certificate which is to be replaced to the company if it is damaged or defaced; and

    (c)   must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

31   SHARE TRANSFERS

31.1 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor and, if any of the shares is not fully paid, the transferee.

31.2 No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

31.3 The company may retain any instrument of transfer which is registered.

31.4 The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.

31.5 The directors may refuse to register the transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee as soon as practicable and, in any case, within two months of it being lodged, together with the notice of refusal giving reasons for the refusal.

31.6 The directors will not be required to return the instrument of transfer if they suspect that it may be fraudulent.

32   TRANSMISSION OF SHARES

32.1 If title to a share passes to a transmittee, the company may only recognise the transmittee as having any title to that share.

32.2 A transmittee who produces such evidence of entitlement to shares as the directors may properly require -

   (a)   may, subject to the Articles, choose either to become the holder of those shares or to have them transferred to another person; and

   (b)   subject to the Articles, and pending any transfer of the shares to another person, has the same rights as the holder had;

provided that the transmittees do not have the right to attend or vote at a general meeting, or agree to a proposed written resolution, in respect of shares to which they are entitled, by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

33   EXERCISE OF TRANSMITTEES' RIGHTS

33.1 Transmittees who wish to become the holders of shares to which they have become entitled must notify the company in writing of that wish.

33.2 If the transmittee wishes to have a share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

33.3 Any transfer made or executed under this Article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

34 TRANSMITTEES BOUND BY PRIOR NOTICES

34.1 If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee's name, or the name of any person named as transferee of the shares in an instrument of transfer executed under Article 33.2, has been entered in the register of members.

PARTLY PAID SHARES

35 COMPANY'S LIEN OVER PARTLY PAID SHARES

35.1 The company has lien (the **'company's lien'**) over every share which is partly paid for any part of -

(a) that share's nominal value; and

(b) any premium at which it was issued;

which has not been paid to the company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.

35.2 The company's lien over a share -

(a) takes priority over any third party's interest in that share; and

(b) extends to any dividend or other money payable by the company in respect of that share and (if the lien is enforced and the share is sold by the company) the proceeds of sale of that share.

35.3 The directors may at any time decide that a share which is or would otherwise be subject to the company's lien shall not be subject to it, either wholly or in part.

36 ENFORCEMENT OF THE COMPANY'S LIEN

36.1 Subject to the provisions of this Article 36, if -

(a)   a lien enforcement notice has been given in respect of a share; and

(b)   the person to whom the notice was given has failed to comply with it;

the company may sell that share in such manner as the directors decide.

36.2 A lien enforcement notice -

(a)   may only be given in respect of a share which is subject to the company's lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

(b)   must specify the share concerned;

(c)   must require payment of the sum payable within 14 days of the notice;

(d)   must be addressed either to the holder of the share or to a transmittee of that holder; and

(e)   must state the company's intention to sell the share if the notice is not complied with.

36.3 Where shares are sold under this Article -

(a)   the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

(b)   the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

36.4 The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied -

(a)   first, in payment of so much of the sum for which the lien exists as was payable at the date of the lien enforcement notice;

(b) secondly, in payment of any balance to the person entitled to the shares at the date of the sale, but only after the certificate for the shares sold has been surrendered to the company for cancellation or an indemnity in a form reasonably satisfactory to the directors has been given for any lost certificate.

Application of funds under this Article 36.4 shall be subject to the imposition of a lien equivalent to the company's lien on all shares registered in the name of the person entitled to the shares at the date of the sale, (either alone or as one of several joint holders) after the date of the lien enforcement notice in respect of all monies due in respect of those shares after the date of the lien enforcement notice.

36.5 A statutory declaration by a director or the company secretary (if any) that the declarant is a director or the company secretary and that a share has been sold to satisfy the company's lien on a specified date -

(a) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(b) subject to compliance with any other formalities of transfer required by the Articles or by law, constitutes a good title to the share.

37   CALL NOTICES

37.1 Subject to the Articles and the terms on which shares are allotted, the directors may send a notice (a **'call notice'**) to a member requiring the member to pay the company a specified sum of money (a **'call'**) which is payable in respect of shares which that member holds; at the date when the directors decide to send the call notice.

37.2 A call notice -

(a) may not require a member to pay a call which exceeds the total sum unpaid on that member's shares (whether as to the share's nominal value or any amount payable to the company by way of premium);

(b) must state when and how any call to which it relates it is to be paid; and

(c) may permit or require the call to be paid by instalments.

37.3 A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 clear days (that is, excluding the date on which the notice was sent and the date on which that 14 days period expires) have passed since the notice was sent.

37.4 Before the company has received any call due under a call notice the directors may -

    (a) revoke it wholly or in part; or

    (b) specify a later time for payment than is specified in the notice,

by a further notice in writing to the member in respect of whose shares the call is made.

38 LIABILITY TO PAY CALLS

38.1 Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid. Once a call notice is issued, the person to whom it was issued will remain liable in respect of that call.

38.2 Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

38.3 Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them -

    (a) to pay calls which are not the same; or

    (b) to pay calls at different times.

39 WHEN CALL NOTICE NEED NOT BE ISSUED

39.1 A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the company in respect of that share -

    (a) on allotment;

    (b) on the occurrence of a particular event; or

    (c) on a date fixed by or in accordance with the terms of issue.

39.2 But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as regards the payment of interest and forfeiture.

40 FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES

40.1 If a person is liable to pay a call and fails to do so by the call payment date -

    (a) the directors may issue a notice of intended forfeiture to that person; and

    (b) until the call is paid, that person must pay the company -

        (i) interest on that part of the call not paid from the call payment date at the relevant rate; and

        (ii) all expenses that have been incurred by the company by reason of non-payment.

40.2 For the purposes of this Article -

    (a) the **'call payment date'** is the time when the call notice states that a call is payable, unless the directors subsequently give a notice specifying a later date, in which case the **'call payment date'** is that later date;

    (b) the **'relevant rate'** is -

        (i) the rate fixed by the terms on which the share in respect of which the call is due was allotted;

        (ii) such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

        (iii) if no rate is fixed in either of these ways, five per cent per annum.

40.3 The relevant rate must not exceed by more than five percentage points the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998.

40.4 The directors may waive any obligation to pay interest on a call wholly or in part.

41 NOTICE OF INTENDED FORFEITURE

41.1 A notice of intended forfeiture -

(a) may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

(b) must be sent to the holder of that share or to a transmittee of that holder;

(c) must require payment of the call and any accrued interest and expenses by a date which is not less than 14 clear days' (that is, excluding the date on which the notice was sent and the date on which that 14 day period expires) after the date of the notice;

(d) must state how the payment is to be made; and

(e) must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

42 DIRECTORS' POWER TO FORFEIT SHARES

42.1 If a notice of intended forfeiture is not complied with before the date by which payment of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

43 EFFECT OF FORFEITURE

43.1 Subject to the Articles, the forfeiture of a share extinguishes -

(a) all interests in that share, and all claims and demands against the company in respect of it; and

(b) all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the company.

43.2 Any share which is forfeited in accordance with the Articles -

(a) is deemed to have been forfeited when the directors decide that it is forfeited;

(b) is deemed to be the property of the company; and

(c) may be sold, re-allotted or otherwise disposed of as the directors think fit.

43.3 If a person's shares have been forfeited -

(a) the company must send that person notice that forfeiture has occurred and record it in the register of members;

(b) that person ceases to be a member in respect of those shares;

(c) that person must surrender the certificate for the shares forfeited to the company for cancellation;

(d) that person remains liable to the company for all sums payable by that person under the Articles at the date of forfeiture in respect of those shares, including any interest (whether accrued before or after the date of forfeiture); and

(e) the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

43.4 At any time before the company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

44 PROCEDURE FOLLOWING FORFEITURE

44.1 If a forfeited share is to be disposed of by being transferred, the company may receive the consideration for the transfer and the directors may authorise any person to execute the instrument of transfer.

44.2 A statutory declaration by a director or the company secretary (if any) that the declarant is a director or the company secretary and that a share has been forfeited on a specified date -

(a) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(b) subject to compliance with any other formalities of transfer required by the Articles or by law, constitutes a good title to the share.

44.3 A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person's title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

44.4 If the company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the company the proceeds of such sale, net of any commission and any expenses and interest on late payment payable under Article 42, and excluding any amount which -

(a) was, or would have become, payable in respect of that share at the time of the relevant call notice; and

(b) had not, when that share was forfeited, been paid by that person in respect of that share;

but no interest is payable to such a person in respect of such proceeds and the company is not required to account for any money earned on them.

45   SURRENDER OF SHARES

45.1 A member may surrender any share -

(a) in respect of which the directors may issue a notice of intended forfeiture;

(b) which the directors may forfeit; or

(c) which has been forfeited.

45.2 The directors may accept the surrender of any such share.

45.3 The effect of surrender on a share is the same as the effect of forfeiture on that share.

45.4 A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

DIVIDENDS AND OTHER DISTRIBUTIONS

46   PROCEDURE FOR DECLARING DIVIDENDS

46.1   The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

46.2   A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

46.3   No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.

46.4   Unless the shareholders' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to the amounts paid up on the shares on which the dividend is paid.   All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

46.5   If the company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

46.6   The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

46.7   If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

47   PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

47.1   Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means -

    (a)   transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;

(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;

(c) sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the directors may otherwise decide; or

(d) any other means of payment as the directors agree with the distribution recipient either in writing or as the directors may otherwise decide.

47.2 In the Articles, the **'distribution recipient'** means, in respect of a share in respect of which a dividend or other sum is payable -

(a) the holder of the share; or

(b) if the share has two or more joint holders, whichever of them is named first in the register of members; or

(c) if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee; or

(d) such other person or persons as the holder (or in the case of joint holders, all of them), may direct.

48 DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY

48.1 If -

(a) a share is subject to the company's lien; and

(b) the directors are entitled to issue a lien enforcement notice in respect of it

they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.

48.2   Money so deducted must be used to pay any of the sums payable in respect of that share.

48.3   The company must notify the distribution recipient in writing of -

(a)   the fact and amount of any such deduction;

(b)   any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and

(c)   how the money deducted has been applied.

49   NO INTEREST ON DISTRIBUTIONS

49.1   The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by -

(a)   the terms on which the share was issued; or

(b)   the provisions of another agreement between the holder of that share and the company.

50   UNCLAIMED DISTRIBUTIONS

50.1   All dividends or other sums which are -

(a)   payable in respect of shares; and

(b)   unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the company until claimed.

50.2   The payment of any such dividend or other sum into a separate account does not make the company a trustee in respect of it.

50.3   If -

(a)   twelve years have passed from the date on which a dividend or other sum became due for payment; and

(b)   the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the company.

51   NON-CASH DISTRIBUTIONS

51.1   Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

51.2   For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution -

(a)   fixing the value of any assets;

(b)   paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c)   vesting any assets in trustees.

52   WAIVER OF DISTRIBUTIONS

52.1   Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the company notice in writing to that effect, but if -

(a)   the share has more than one holder; or

(b)   more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

CAPITALISATION OF PROFITS

53   AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS

53.1   Subject to the Articles, the directors may, if they are so authorised by an ordinary resolution –

(a) decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

(b) appropriate any sum which they so decide to capitalise (a **'capitalised sum'**) to the persons who would have been entitled to it if it were distributed by way of dividend (the **'persons entitled'**) and in the same proportions.

53.2 Capitalised sums must be applied -

(a) on behalf of the persons entitled; and

(b) in the same proportions as a dividend would have been distributed to them.

53.3 Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum, which are then allotted credited as fully paid to the persons entitled or as they may direct.

53.4 A capitalised sum which was appropriated from profits available for distribution may be applied -

(a) in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

(b) in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

53.5 Subject to the Articles the directors may -

(a) apply capitalised sums in accordance with Articles 53.3 and 53.4 partly in one way and partly in another;

(b) make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this Article (including the issuing of fractional certificates or the making of cash payments); and

(c)   authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this Article.

PART 4
DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

54   ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

54.1   A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

54.2   A person is able to exercise the right to vote at a general meeting when -

(a)   that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(b)   that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

54.3   The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

54.4   In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

54.5   Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

55   QUORUM FOR GENERAL MEETINGS

55.1   No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

56 CHAIRING GENERAL MEETINGS

56.1 If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

56.2 If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start -

(a) the directors present; or

(b) (if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

56.3 The person chairing a meeting in accordance with this Article is referred to as the **'chairman of the meeting'**.

57 ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-SHAREHOLDERS

57.1 Directors may attend and speak at general meetings, whether or not they are shareholders.

57.2 The chairman of the meeting may permit other persons who are not -

(a) shareholders of the company; or

(b) otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

58 ADJOURNMENT

58.1 If the persons attending a general meeting within half an hour of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

58.2 The chairman of the meeting may adjourn a general meeting at which a quorum is present if -

(a) the meeting consents to an adjournment; or

(b)   it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

58.3   The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

58.4   When adjourning a general meeting, the chairman of the meeting must -

(a)   either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors; and

(b)   have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

58.5   If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the company must give at least seven clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given) -

(a)   to the same persons to whom notice of the company's general meetings is required to be given; and

(b)   containing the same information which such notice is required to contain.

58.6   No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

59   **VOTING: GENERAL**

59.1   A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the Articles.

59.2   No voting rights attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts presently payable to the company in respect of that share have been paid.

60 ERRORS AND DISPUTES

60.1 No objection may be raised to the qualification of any person voting at a general meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

60.2 Any such objection must be referred to the chairman of the meeting, whose decision is final.

61 POLL VOTES

61.1 A poll on a resolution may be demanded -

(a) in advance of the general meeting where it is to be put to the vote; or

(b) at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

61.2 A poll may be demanded by -

(a) the chairman of the meeting;

(b) the directors;

(c) two or more persons having the right to vote on the resolution; or

(d) any member present in person or by proxy or by means of a duly authorised representative who is entitled to vote on the relevant resolution.

61.3 A demand for a poll may be withdrawn if -

(a) the poll has not yet been taken; and

(b) the chairman of the meeting consents to the withdrawal,

and a demand so withdrawn will not invalidate the results of a show of hands declared before the demand was made.

61.4 Polls must be taken immediately and in such manner as the chairman of the meeting directs.

62 CONTENT OF PROXY NOTICES

62.1 Proxies may only validly be appointed by a notice in writing (a **'proxy notice'**) which -

  (a) states the name and address of the shareholder appointing the proxy;

  (b) identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

  (c) is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

  (d) is delivered to the company in accordance with the Articles and any instructions contained in the notice of the general meeting to which they relate.

62.2 Subject to any instructions in the notice of general meeting to which the proxy notice relates, such proxy notice (and any authentication required by the directors) must be received at the address specified by the company in the notice of meeting or in the proxy notice not less than 48 hours before the time for holding the meeting (or adjourned meeting) at which the proxy appointed by the proxy notice is to vote; and any proxy notice received at that address less than 48 hours before the time for holding the meeting (or adjourned meeting) shall not be valid (unless accepted as valid under Article 62.3). In calculating the periods mentioned in this Article and subject to anything to the contrary in such notice of general meeting, there shall be taken into account any part of a day that is not a working day.

62.3 A proxy notice which does not comply with the provisions of Article 62.1 or 62.2 may, in their discretion, be accepted as valid by the directors at any time before the meeting to which it relates.

62.4 The company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes.

62.5 Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

62.6 Unless a proxy notice indicates otherwise, it must be treated as -

  (a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting; and

(b)   appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

63   DELIVERY OF PROXY NOTICES

63.1   A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of that person.

63.2   An appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

63.3   A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

63.4   If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

64   AMENDMENTS TO RESOLUTIONS

64.1   An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if -

(a)   notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine); and

(b)   the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

64.2   A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if -

(a)   the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b) the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

64.3 If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

PART 5
ADMINISTRATIVE ARRANGEMENTS

65 **MEANS OF COMMUNICATION TO BE USED**

65.1 Subject to the Articles, anything sent or supplied by or to the company under the Articles may be sent or supplied in any way in which the Companies Act 2006 provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

65.2 Subject to the Articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

65.3 A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

65.4 The company may send or supply documents or information to shareholders by making them available on a website, subject to compliance in each case with the company's notification obligations under paragraph 13 of Schedule 5 of the Companies Act 2006.

65.5 Any notice, document or other information will be deemed served on or delivered to the intended recipient -

(a) if properly addressed and sent by prepaid United Kingdom first class post to an address in the United Kingdom, 48 hours after it was posted;

(b) if addressed either -

(i) to an address outside the United Kingdom; or

(ii) from outside the United Kingdom to an address within the United Kingdom;

five business days after posting, provided (in each case) it was sent by reputable international overnight courier addressed to the intended recipient, delivery in at least five working days was guaranteed at the time of sending and the sending party receives a confirmation of delivery from the courier service provider;

(c) if properly addressed and delivered by hand, when it was given or left at the appropriate address;

(d) if properly addressed and sent or supplied by electronic means, 48 hours after the document or information was sent or supplied; and

(e) if sent or supplied by means of a website, when the material is first made available on the website or (if later) when the recipient receives (or is deemed to have received) notice of the fact that the material is available on the website.

65.6 For the purposes of this Article, no account shall be taken of any part of a day that is not a working day.

65.7 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

66 COMPANY SEALS

66.1 Any common seal may only be used by the authority of the directors.

66.2 The directors may decide by what means and in what form any common seal is to be used.

66.3 Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

66.4 For the purposes of this Article, an authorised person is -

(a) any director of the company;

(b) the company secretary (if any); or

(c)   any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

67   NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS

67.1   Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

68   PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

68.1   The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.


DIRECTORS' INDEMNITY AND INSURANCE


69   INDEMNITY

69.1   Subject to Article 69.2, a relevant director or relevant secretary of the company or an associated company may be indemnified out of the company's assets against -

(a)   any liability incurred by that director or secretary in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company;

(b)   any liability incurred by that director or secretary in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006);

(c)   any other liability incurred by that director or secretary as an officer of the company or an associated company.

69.2   This Article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

69.3 In this Article -

(a) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate;

(b) a 'relevant director' means any director or former director of the company or an associated company; and

(c) a 'relevant secretary' means any company secretary or former company secretary of the company or an associated company.

70   INSURANCE

70.1 The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director or relevant secretary in respect of any relevant loss.

70.2 In this Article -

(a) a 'relevant director' means any director or former director of the company or an associated company;

(b) a 'relevant secretary' means any company secretary or former company secretary of the company or an associated company;

(c) a 'relevant loss' means any loss or liability which has been or may be incurred by a relevant director or a relevant secretary in connection with that director's or secretary's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company; and

(d) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.



Certificate of Incorporation

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX

Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com

www.guernseyregistry.com

COMMERCE AND EMPLOYMENT
A STATES OF GUERNSEY GOVERNMENT DEPARTMENT

I hereby certify that, pursuant to section 20 of The Companies (Guernsey) Law 2008, that:

Company Name: THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

Registration Number: 57524

was incorporated on: Thursday, November 14, 2013

Signature:



Alan Bougourd
Registrar
Thursday, November 14, 2013

cutting edge technology with historic integrity

14-Nov-2013   10:16:19

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

Registered this 14th day of November 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED

1. The name of the Company is THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED.

2. The Registered Office of the Company will be situate in Guernsey.

3. The Company is a non-cellular company.

4. The liability of each Member is limited to the amount (if any) for the time being unpaid on the shares held by him.

5. The objects and powers of the Company are not restricted.

6. The Founder Member shall be MemberCo One Limited who shall take on formation one Ordinary Share in the capital of the Company for cash at £1.00.

Subscribed by:

MemberCo One Limited)
1 Le Marchant Street)
St Peter Port)
Guernsey)
GY1 4HP)



Guernsey Registry

Certificate Of Change of Name

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX

Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com

www.guernseyregistry.com

I hereby certify that on Monday, March 6, 2017 pursuant to section 25 of the Companies (Guernsey) Law 2008 THE CHANNEL ISLANDS SECURITIES EXCHANGE LIMITED, registration number 57524, changed its name to The International Stock Exchange Group Limited

Signature:

Alan Bougourd
Registrar
Monday, March 6, 2017



cutting edge technology with historic integrity

06-Mar-2017   08:59:44

The International Stock Exchange Group Limited

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

Registered this 24 day of April 2025

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2. INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	Meanings
accounts	means either individual accounts prepared in accordance with Section 243 of the Law or consolidated accounts prepared in accordance with Section 244 of the Law.
Articles	these articles of incorporation as now framed and at any time altered.
at any time	at any time or times and includes for the time being and from time to time.
Auditors	the auditors, if any, engaged in accordance with the Law and these Articles.
Board	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
clear days	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
Director	includes alternate Director.
dividend	includes bonus.
executors	includes administrators.
financial year	(a) firstly, the period beginning on the date on which the Company was

incorporated and ending within eighteen (18) months of that date; and

(b) thereafter, the period beginning on the day after its previous financial year ended and ending within eighteen (18) months of that date;

as determined from time to time by the Board.

Law	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
Liquidator	includes joint liquidators.
Member	means a registered holder of an Ordinary Share in the capital of the Company (excluding, for the avoidance of doubt, the Non-Participating Member).
Memorandum	the memorandum of incorporation of the Company.
Month	calendar month.
Office	the registered office at any time of the Company.
ordinary resolution	a resolution passed by a simple majority in accordance with Section 176 of the Law.
Ordinary Shares	the ordinary shares of £1.00 each issued by the Company.
Probate	includes Letters of Administration.
Proxy	includes attorney.
Register	the register of members kept pursuant to the Law.
Seal	the common seal of the Company.
Secretary	any person designated by the Board as such.
shares	the Ordinary Shares and/or the Non-Participating Share, as applicable, and each of them a share.
special resolution	a resolution passed by a majority of not less than 75% in accordance with Section 178 of the Law.
subsidiary	has the meaning given under Section 531 of the Law.
Non-Participating Member	the States of Guernsey (acting by and through the Policy & Resources Committee or such other committee as the States may determine from time to time) or its successor or assign.

Non-Participating Share	the non-participating share of £1.00 issued to the Non-Participating Member.
unanimous resolution	a resolution agreed to by every Member of the Company in accordance with Section 180 of the Law.
waiver resolution	a resolution passed by a majority of not less than 90% in accordance with Section 179 of the Law.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3. AMENDMENTS

The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4. BUSINESS

4.1 Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

4.2 The following actions shall only be undertaken by the Company if approved in writing by the Non-Participating Member:

(a) amendment, addition, change, modification or deletion of this Article;

(b) removal of the Company or any subsidiary of the Company from the register of companies in Guernsey for the purpose of becoming incorporated under the law of another district, territory or place;

(c) a change of location of the principal place of business of the Company or any subsidiary of the Company to a place other than within the Bailiwick of Guernsey;

(d) any sale or transfer of shares in, any subsidiary of the Company;

(e) the passing of any resolution by the Members which would have the effect of allowing any subsidiary of the Company to pass into new ownership, including, for the avoidance of doubt, any reconstruction, conversion to a different corporate structure, amalgamation or any resolution to wind up the Company; or

(f)   a change of name.

5.   SHARE CAPITAL

5.1   The share capital of the Company is:

(a)   £5,000,000 divided into 5,000,000 Ordinary Shares of £1.00 each; and

(b)   £1.00 divided into 1 Non-Participating Share of £1.00.

5.2   Without prejudice to any special rights previously conferred on the holders of any existing shares and subject to Article 7, any share (or option, warrant or other right in respect of a share) in the Company may be issued with such preferred, deferred or other special rights or restrictions, whether as to dividend, voting, return of capital or otherwise, as the Board may determine. To the extent required by Sections 292 and 293 of the Law, the Board is authorised to issue shares (or options, warrants or other rights in respect of shares) subject only to any limitation in Article 5.1, which authority shall expire five (5) years after the date of incorporation or the date of adoption of these Articles; in the event that the restrictions in Section 292(3)(a) and/or (b)(i) are amended or removed, such authority shall be to the extent and for as long as is legally permissible. This authority may be further extended in accordance with the provisions of the Law.

5.3   The Board may, in any twelve (12) month period, issue up to twenty (20) per cent of the number of Ordinary Shares already in issue in the Company and in respect of which, the pre-emption rights in Article 7 will not apply.

6.   NON-PARTICIPATING SHARE

6.1   The Non-Participating Share shall only be issued at par value of £1.00 and only to the Non-Participating Member or a nominee of the Non-Participating Member.

6.2   The Non-Participating Share may only be transferred with the sanction of the Board.

6.3   The Non-Participating Share shall only carry voting rights where specifically provided for in the Law.

6.4   The Non-Participating Share shall carry no right to receive any dividend and on a winding up, only the par value thereof shall be payable to the Non-Participating Member and the Non-Participating Member shall not be entitled to participate in any surplus assets of the Company.

6.5   The Non-Participating Member may authorise such person as it thinks fit to act as its representative at any meeting of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as the Non- Participating Member could exercise if it were an individual Member of the Company.

7.   ISSUE OF SHARES AND PRE-EMPTION RIGHTS

7.1   Subject to the authority conferred by Article 5 and Article 7.2, or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options, warrants or other rights over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

7.2 Subject to the authority conferred by Article 5.3 and unless otherwise determined by special resolution of the Company in general meeting or by a written resolution of all the Members and subject as provided in Articles 7.4 and 7.5, any shares available for issue from time to time shall, before they are issued, be offered to all the holders of shares in the Company in proportion to the number of the shares held by them respectively (and such offer shall be at the same price and on the same terms to each such holder). Such offer shall be made by notice specifying the number of shares offered, the proportionate entitlement of the relevant Member, the price per share and limiting a period (not being less than thirty (30) days) within which the offer, if not accepted, will be deemed to be declined and, after the expiration of such period, the Directors shall offer the shares so declined to the persons who have, within the said period, accepted all the shares offered to them in the same manner as the original offer and limited by a period of not less than fourteen (14) days. If any shares comprised in such further offer are declined or deemed to be declined such further offer shall be withdrawn in respect of such shares. At the expiration of the time limited by the notice(s) the Directors shall allot the shares so offered to or amongst the Members who have notified their willingness to take all or any of such shares in accordance with the terms of the offer. No Member shall be obliged to take more than the maximum number of shares he has indicated his willingness to take.

7.3 Any shares not accepted pursuant to Article 7.2 and any shares released from the provisions of this Article by special resolution or written resolution as therein specified shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons at such times and generally on such terms and conditions as they think proper, provided that no shares shall be issued at a discount below par value and provided further that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers thereof than the terms on which they were offered to the Members.

7.4 The discretion of the Directors contained in Article 7.2 as to the allotment and disposal of and the granting of any option over the Company's shares shall, in any event, be subject to the provisions of any agreement relating thereto binding on the Company from time to time and any directions contained in any resolution of the Company.

7.5 Save with the prior written consent of all the Members, no shares shall be allotted on terms that the right to take up the shares allotted may be renounced in favour of, or assigned to, another person and no person entitled to the allotment of a share may direct that such shares be allotted or issued to any other person.

7.6 Subject to the provisions of the Law and these Articles:-

(a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company; and

(c) subject to Article 5.1, the Company may issue shares of no par value or shares with a par value or a combination of both.

8. REPURCHASE OF SHARES

8.1 The Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

8.2 Shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law.

9. COMMISSIONS

The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

10. TRUSTS

10.1 Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

10.2 The Directors may serve notice on any Member requiring that Member to disclose to the Company the identity of any person (other than the Member) who has an interest in the shares held by the Member. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under this paragraph on the requisition of Members holding not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

10.3 If any Member is in default in supplying to the Company the information required by the Company within the prescribed period (which is twenty eight (28) clear days after service of the notice or fourteen (14) clear days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares), the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the **default shares**) and any other shares held by the Member, the Member shall not be entitled to vote in general meetings. Where the default shares represent at least 0.25 per cent. of the shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest), and that no transfer of the shares (other than a transfer approved under these Articles) shall be registered until the default is rectified.

10.4 Articles 10.2 and 10.3 are without prejudice to Sections 488 and 489 of the Law, when applicable.

11. CERTIFICATES

11.1 The Board shall make such arrangements for the issue of share certificates as it may, from time to time, deem fit.

11.2 All forms of certificate for shares or debentures or representing any other form of security may, if determined by the Board, be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

11.3 In respect of a share held jointly, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

11.4 If a share certificate be defaced lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

11.5 The Non-Participating Member shall be entitled to receive within two months after issuance or lodgement of transfer of the Non-Participating Share to the Non-Participating Member (or within such other period as the conditions of issue shall provide) one certificate for its share.

12. LIEN

12.1 The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

12.2 The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

12.3 To give effect to any sale, the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

13. CALLS ON SHARES

13.1 The Board may at any time make on at least fourteen (14) clear days' notice calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

13.2 Joint holders shall be jointly and severally liable to pay calls.

13.3 If a sum called in respect of a share is not paid before or on the day appointed, the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

13.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and, in the case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

13.5 The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

14. FORFEITURE AND SURRENDER OF SHARES

14.1 If a Member fails to pay any call or instalment on the day appointed, the Board may, at any time during such period as any part remains unpaid, serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

14.2 The notice shall state a further day at least fourteen (14) clear days' after the date of the notice on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

14.3 Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

14.4 A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms as the Board shall think fit, with or without all or any part of the amount previously paid on the share being credited as paid, and, at any time before a sale or disposition, the forfeiture may be cancelled.

14.5 A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

14.6 The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

14.7 The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

14.8 A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

14.9 The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

15. REGISTER OF MEMBERS

15.1 The Company shall keep the Register and index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register and index of Members upon such terms as the Board may think fit. In the absence of

manifest error, the Register shall be conclusive evidence as to the persons entitled to the shares entered therein.

15.2   Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that Member in the Register shall be altered in conformity with the notice given.

15.3   The Register may be closed during such periods as the Board thinks fit not exceeding in all thirty (30) days in any year.

16.   TRANSFER AND TRANSMISSION OF SHARES

16.1   All transfers of shares by Members (except for the Non-Participating Member) may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register. A transfer in respect of shares which are not fully paid shall also be signed by the transferee.

16.2   These Articles are subject to, and do not limit or restrict the Company's powers to transfer shares in accordance with the Uncertificated Securities (Guernsey) Regulations, 2009.

16.3   Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if any) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and any such certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

16.4   The Board may, in their discretion and without assigning any reasons, refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share, they shall send to the transferee notice of refusal within a reasonable period.

16.5   On the death of a Member, the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

16.6   A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

16.7   The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

16.8   All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

17. UNTRACED SHAREHOLDERS

17.1 The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

(a) during the period of not less than six (6) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall following the expiry of such period of six (6) years have inserted advertisements in a national newspaper and/or in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(d) notice shall have been given to the stock exchanges on which the Company is listed, if any.

17.2 The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company.

18. ALTERATION OF CAPITAL

18.1 The Company (excluding the Non-Participating Member) at any time may, by ordinary resolution, increase its authorised share capital, if such has been specified, by such sum as the resolution shall prescribe.

18.2 Unless the Company shall have resolved otherwise, any new shares shall be of such amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

18.3 The Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger or smaller amounts than its existing shares;

(b) subject to Article 18.4, subdivide all or any of its shares into shares of a smaller amount;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on

the date of the resolution or on such other day as may be specified therein;

(e) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

18.4 In any subdivision under Article 18.3(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

18.5 The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

19. GENERAL MEETINGS

19.1 The first general meeting of the Company shall be held within eighteen (18) months of the date of incorporation as required by the Law and thereafter general meetings shall be held once at least in each subsequent calendar year in accordance with Section 199 of the Law but so that not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for an annual general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

19.2 General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

19.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

19.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

19.5 Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

19.6 The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

20. NOTICE OF GENERAL MEETINGS

20.1 A general meeting of the Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

20.2 A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

20.3   Notices and other documents may be sent in electronic form or published on a website in accordance with Section 208 of the Law.

20.4   Notice of a general meeting of the Company must be sent to:-

(a)   every Member entitled to attend and vote thereat; and

(b)   every Director.

20.5   In Article 20.4, the reference to Members includes only persons registered as a Member.

20.6   Notice of a general meeting of a company must:-

(a)   state the time and date of the meeting;

(b)   state the place of the meeting;

(c)   specify any special business to be put to the meeting (as defined in Article 21.1);

(d)   contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e)   contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f)   contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

20.7   Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

20.8   Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

20.9   The Company must, where practicable, give its Members entitled to vote thereon notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

20.10 Where that is not practicable, the Company must give its Members entitled to vote thereon notice at least fourteen (14) clear days before the meeting –

(a)   by notice in La Gazette Officielle, or

(b)   in any other manner deemed appropriate by the Board.

20.11 If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.

20.12 In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

(a) his rights to appoint a proxy under these Articles and Section 222 of the Law; and

(b) the right to appoint more than one proxy.

20.13 The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

21. PROCEEDINGS AT GENERAL MEETINGS

21.1 The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

21.2 The quorum for a general meeting shall be one (1) or more Members present in person or by proxy and holding 5% or more of the voting rights available at such meeting whether or not the Company has one Member.

21.3 If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it shall stand adjourned for fourteen (14) clear days at the same time and place and no notice of adjournment need be given (or if that day is not a business day in the location of the meeting, to the next business day). The quorum at any such adjourned meeting shall be such Member or Members who shall attend in person or by proxy.

21.4 The chairman of any general meeting shall be either:-

(a) the chairman of the Board;

(b) in the absence of the chairman of the Board, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

(c) if neither the chairman of the Board nor the nominated Director is present at the meeting, then the Directors present at the meeting shall elect one of their number to be the chairman;

(d) if only one Director is present at the meeting, then he shall be chairman of the general meeting; or

(e) if no Directors are present at the meeting, then the Members present shall elect a chairman of the meeting by an ordinary resolution.

21.5 The chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

21.6 The Board may determine in respect of any general meeting or meetings or generally that a list of the names and addresses of the Members shall not be made available for inspection.

21.7 A Director of the Company shall be entitled to attend and speak at any general meeting regardless of whether that Director is a Member of the Company.

21.8 The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than fourteen (14) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.9 At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(a) by the chairman; or

(b) by not less than five (5) Members having the right to vote on the resolution; or

(c) by a Member or Members representing not less than ten (10) per cent. of the total voting rights of all Members having the right to vote on the resolution.

21.10 The demand for a poll may be withdrawn.

21.11 Unless a poll is demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

21.12 A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

21.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

21.14 If a poll shall be duly demanded on the election of a chairman or on any question of adjournment, it shall be taken at once.

21.15 In case of an equality of votes on a poll, the chairman shall have a second or casting vote.

22. VOTES OF MEMBERS

22.1 On a show of hands, every Member (excluding the Non-Participating Member) present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

22.2 On a poll, every Member (excluding the Non-Participating Member) present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

22.3 Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

22.4 Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

22.5 On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

22.6 No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

22.7 No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

22.8 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

23. PROXIES

23.1 A Member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

23.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

23.3 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office or such other venue as the Board may specify not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

23.4 The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

23.5 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

23.6 Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

23.7 Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

24. WRITTEN RESOLUTIONS

24.1 Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

24.2 Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

24.3 Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

24.4 Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

24.5 Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

24.6 Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

24.7 The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

25. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

25.1 The first Directors of the Company shall be specified in the application for incorporation prepared in accordance with Section 17 of the Law. Unless a sole Director is specified in the application for incorporation and until otherwise determined by the Board, the number of Directors shall be not less than two (2).

25.2 The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

25.3 No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than fourteen (14) clear days before the date appointed for the meetings there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

25.4 Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

25.5 A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

26. REMUNERATION OF DIRECTORS

26.1 The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other sub-paragraph of these Articles) shall not exceed in aggregate £200,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Such remuneration shall be deemed to accrue from day to day.

26.2 The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

26.3 If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

27. INDEMNITIES

27.1 The Directors, Secretary and officers for the time being of the Company and their respective heirs and executors shall, to the extent permitted by Section 157 of the Law, be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own negligence, default, breach of duty or breach of trust respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own negligence, default, breach of duty or breach of trust.

27.2 The Directors may agree to such contractual indemnities for the benefit of the Secretary, officers, employees and other agents and contracting parties as they may from time to time, deem fit.

27.3 Notwithstanding Article 27.1, the Board may purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, Secretary, officers, employees and other agents and/or to cover corporate reimbursement of such Directors, Secretary, officers, employees and other agents.

28. REGISTERS OF DIRECTORS

The Directors or Secretary shall cause to be maintained a register of Directors in accordance with Sections 143 and 147 of the Law.

29. BORROWING POWERS OF THE BOARD

29.1 The Board may exercise all the powers of the Company to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party.

30. OTHER POWERS AND DUTIES OF THE BOARD

30.1 The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Law and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

30.2 The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

30.3 The Board may establish any local boards or committees for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local boards or committees and may fix their remuneration and may delegate to any local board or committee any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or committee to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The provisions of Article 33 shall apply to meetings of such local boards and committees mutatis mutandis save as varied by the Board.

30.4 The Board may:-

(a) at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions; or

(b) appoint such other agents, managers and contractors with such powers to sub-delegate as it may deem fit from time to time.

30.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

30.6 The Board shall cause minutes to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in books provided for the purpose of all resolutions and proceedings at meetings of the Board and of Board Committees in accordance with Section 154 of the Law.

30.7 The Board shall cause minutes and records of other corporate resolutions to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in accordance with Sections 228 and 230 of the Law of all proceedings at general meetings or otherwise and all decisions of a sole Member.

30.8 The Board may pay a gratuity, pension or allowance on death or retirement to, and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes, for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives, widows, children, dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

30.9 The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

30.10 The Board may do any of the matters aforesaid either alone or in conjunction with any such other company

31. CONFLICTS OF INTEREST

31.1 A Director must, immediately after becoming aware of the fact that he is interested in a transaction or proposed transaction with the Company, disclose to the Board in accordance with Section 162 of the Law:-

(a) if the monetary value of the Director's interest is quantifiable, the nature and monetary value of that interest; or

(b) if the monetary value of the Director's interest is not quantifiable, the nature and extent of that interest.

31.2 Article 31.1 does not apply if:-

(a) the transaction or proposed transaction is between the Director and the Company; and

(b) the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

31.3   A general disclosure to the Board to the effect that a Director has an interest (as director, officer, employee, member or otherwise) in a party and is to be regarded as interested in any transaction which may after the date of the disclosure be entered into with that party is sufficient disclosure of interest in relation to that transaction.

31.4   Nothing in Articles 31.1, 31.2 and 31.3 applies in relation to:-

   (a)   remuneration or other benefit given to a Director;

   (b)   insurance purchased or maintained for a Director in accordance with Section 158 of the Law; or

   (c)   qualifying third party indemnity provision provided for a Director in accordance with Section 159 of the Law.

31.5   A Director who is interested in a transaction entered into, or to be entered into, by the Company, may:-

   (a)   vote on a matter relating to the transaction;

   (b)   attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum;

   (c)   sign a document relating to the transaction on behalf of the Company; and

   (d)   do any other thing in his capacity as a Director in relation to the transaction;

   as if the Director was not interested in the transaction.

31.6   Subject to Article 31.7, a Director is interested in a transaction to which the Company is a party if the director:-

   (a)   is a party to, or may derive a material benefit from, the transaction;

   (b)   has a material financial interest in another party to the transaction;

   (c)   is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction;

   (d)   is the parent, child or spouse of another party who may derive a material financial benefit from the transaction; or

   (e)   is otherwise directly or indirectly materially interested in the transaction.

31.7   A Director is not interested in a transaction to which the Company is a party if the transaction comprises only the giving by the Company of security to a third party which has no connection with the Director, at the request of the third party, in respect of a debt or obligation of the Company for which the Director or another person has personally assumed responsibility in whole or in part under a guarantee, indemnity or security.

31.8   A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office or otherwise as the Directors may determine.

31.9   Subject to due disclosure in accordance with Article 31, no Director or intending Director shall be disqualified by his office from contracting with the Company as

vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested render the Director liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

31.10 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

31.11 Any Director may continue to be or become a director, managing director, manager or other officer or member of any company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager or other officer or member of any such other company.

32. DISQUALIFICATION OF DIRECTORS

32.1 A Director shall cease to hold office:-

    (a)   if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

    (b)   if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of six months and the Board resolves that his office shall be vacated;

    (c)   if he dies or becomes of unsound mind or incapable;

    (d)   if he becomes insolvent suspends payment or compounds with his creditors;

    (e)   if he is requested to resign by written notice signed by all his co-Directors;

    (f)   if the Company in general meeting shall declare that he shall cease to be a Director; or

    (g)   if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

32.2 If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

33. PROCEEDINGS OF DIRECTORS

33.1 The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote.

33.2 A Director in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other Directors so participating and, where a quorum is present, such meeting shall be

treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the chairman is present.

33.3 The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

33.4 A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

33.5 The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

33.6 The Board may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

33.7 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. Subject thereto, this Article 33 shall apply mutatis mutandis to the proceedings of such committees.

33.8 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two (2) except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

33.9 A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

34. CHIEF EXECUTIVE OFFICER

34.1 The Directors shall from time to time appoint a Chief Executive Officer for such period and on such terms as they think fit, and subject to the terms of any agreement entered into in any particular case, may revoke such appointment. Any Chief Executive Officer so appointed shall become ipso facto a director. The appointment of the director so appointed shall be automatically determined if he or she ceases from any cause to be Chief Executive Officer.

34.2 A Chief Executive Officer shall receive such remuneration (whether by way of salary, commission, or participation in profits or partly in one way and partly in another) as the Directors may determine.

34.3 The Directors may entrust to and confer upon a Chief Executive Officer any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

35. SECRETARY

35.1 A Secretary may be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

35.2 A Secretary shall have such duties as may be mandated by the Law and such other duties, responsibilities and powers as shall be agreed by the Board and the Secretary.

35.3 Any provision of the Law or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary.

36. RESIDENT AGENT

If Part XXIX of the Law applies to the Company, the Board shall ensure that a resident agent is appointed in accordance with the Law.

37. THE SEAL

If the Board determines to maintain a Seal, it shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

38. COMMON SIGNATURE

The common signature of the Company may be either:-

38.1 the name of the Company with the addition of the signature(s) of one or more of the Directors or officers of the Company authorised generally or specifically by the Board for such purpose, or such other person or persons as the Board may from time to time appoint; or

38.2 if the Board resolves that the Company shall have a Seal, it shall be affixed in such manner as these Articles or the Board may from time to time provide.

39. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

40. DIVIDENDS

40.1 Subject to compliance with Section 304 of the Law, the Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

40.2 The method of payment of dividends shall be at the discretion of the Board.

40.3 No dividend shall be paid in excess of the amounts permitted by the Law or approved by the Board.

40.4 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member (excluding the Non-Participating Member).

40.5 The Board may deduct from any dividend payable to any Member (excluding the Non-Participating Member) on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

40.6 The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

40.7 The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

40.8 With the sanction of the Company (excluding the Non-Participating Member) in general meeting, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient and in particular may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members (excluding the Non-Participating Member) upon the footing of the value so fixed in order to adjust the rights of Members (excluding the Non-Participating Member) and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

40.9 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest or other moneys payable in respect of their joint holdings.

40.10 No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

40.11 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

41. RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

42. CAPITALISATION OF PROFITS

42.1 The Company in general meeting may, upon the recommendation of the Board, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly

that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

42.2 Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

43. ACCOUNTS AND REPORTS

43.1 The Board shall maintain accounting records and issue reports in accordance with Part XV of the Law.

43.2 The Company shall keep accounting records which are sufficient to show and explain its transactions and are such as to:-

(a) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

43.3 The Company's accounting records shall be kept:-

(a) at the Office; or

(b) at such other place as the Board thinks fit.

43.4 If accounting records are kept at a place outside Guernsey, returns in respect of the business dealt with in the accounting records shall be sent to and kept at a place in Guernsey and those returns shall be such as to:-

(a) disclose with reasonable accuracy the financial position of the business in question at intervals of not more than six (6) months; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

43.5 Accounting records (and, where returns are sent, returns) shall be kept by the Company for a period of at least six (6) years after the date on which they are made.

43.6 Accounting records (and, where returns are sent, returns) shall at all reasonable times be open to inspection by any Director, Secretary or officer of the Company at the place at which they are kept.

43.7 Subject to Section 244 of the Law, the Board of the Company shall prepare accounts of the Company for each of the Company's financial years.

43.8 The accounts shall include:-

    (a)   a profit and loss account; and

    (b)   a balance sheet.

43.9 The accounts shall:-

    (a)   give (and state that they give) a true and fair view;

    (b)   be in accordance (and state that they are in accordance) with generally accepted accounting principles and state which principles have been adopted; and

    (c)   comply (and state that they comply) with any relevant enactment for the time being in force.

43.10 The accounts shall be approved by the Board and signed on by at least one (1) Director.

43.11 If the Company is a holding company, the Directors may, if they think fit, prepare consolidated accounts for that Company and all or any of its subsidiaries in accordance with Section 244 of the Law.

43.12 The Board shall prepare a Directors' report for each of the Company's financial years.

43.13 The Directors' report must state the principal activities (if any) of the Company in the course of the financial year and may be in summary form.

43.14 The directors of associated companies may, if they think fit, combine their Directors' reports, and if the combined report states the principal activities of all associated companies, the requirements of this Article are satisfied.

43.15 This Article applies to the Company unless it is exempt from audit in accordance with Section 256 of the Law for the financial year in question.

43.16 The Directors' report must contain a statement to the effect that, in the case of each of the persons who are Directors at the time the report is approved:-

    (a)   so far as the Director is aware, there is no relevant audit information of which the Auditors are unaware; and

    (b)   he has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

43.17 A Director is regarded as having taken all the steps that he ought to have taken as a Director in order to do the things mentioned in Article 43.16(b) if he has:-

    (a)   made such enquiries of his fellow Directors and of the Auditors for that purpose; and

    (b)   taken such other steps (if any) for that purpose, as are required by his duty as a Director of the Company to exercise reasonable care, skill and diligence.

43.18 In this Article relevant audit information means information needed by the Auditors in connection with preparing their report.

43.19 Should the Members of the Company elect to exempt the Company from audit in accordance with Section 256 of the Law, the Directors' report must state that its accounts are exempt from the requirement to be audited and have not been audited.

43.20 The Company must send to each Member of the Company within twelve (12) months after the end of the financial year to which they relate a copy of:-

    (a)   the accounts;

    (b)   the Directors' report; and

    (c)   the Auditors' report (where one is required under Part XVI of the Law).

43.21 The Company must send to a Member or officer of the Company within seven (7) days after the date on which the Member or officer makes such a request, provided that he has not previously made such a request within that financial year, a copy of the most recent:-

    (a)   accounts;

    (b)   Directors' report; and

    (c)   Auditors' report (where one is required under Part XVI of the Law).

43.22 If the Company holds a general meeting under Section 199 of the Law, it shall lay before that meeting, copies of its most recent:-

    (a)   accounts;

    (b)   Directors' report; and

    (c)   Auditors' report (where one is required under Part XVI of the Law).

44. AUDIT

44.1 Subject to Section 256 of the Law, the Members may resolve to exempt the Company from the requirement to appoint Auditors. Whilst the Company continues as an unaudited company, the provisions of the Law in so far as they relate to the appointment of Auditors, the duties of Auditors and the report of Auditors shall be suspended and cease to have effect.

44.2 Subject to Article 44.1 above, Auditors shall be engaged in accordance with Part XVI of the Law.

45. NOTICES

45.1 A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 45.7, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

45.2 Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

45.3 Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

45.4 Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

45.5 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

45.6 Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

45.7 All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Sections 524 and 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

46. WINDING UP

46.1 The Company shall be wound up in any of the circumstances specified in the Law and assets available for distribution to Members (excluding the Non-Participating Member) shall, subject to any special terms of issue, be distributed according to the number of shares held by each Member (excluding the Non-Participating Member).

46.2 If the Company shall be wound up, whether voluntarily or otherwise, the Liquidator may, with the sanction of a special resolution, divide among the Members (excluding the Non-Participating Member) in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members (excluding the Non-Participating Member) as the Liquidator, with the like sanction, shall think fit.

46.3 If any of the securities or other assets to be divided as aforesaid involve a liability to calls or otherwise, any person entitled under such division to any of the said assets may, within fourteen (14) clear days after the passing of the special resolution, by notice in writing, direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall, if practicable, act accordingly.

47. SCHEME OF ARRANGEMENT

47.1 In this Article 47, references to the "**Scheme**" are to the scheme of arrangement dated 1 April 2025 between the Company and the Scheme Shareholders (as defined in the Scheme) under Part VIII of the Law as approved by the holders of the Scheme Shares at the meeting convened by the Court and as it may be modified or amended in accordance with its terms, and (save as defined in this Article 47) expressions defined in the Scheme shall have the same meanings in this Article 47.

47.2 References to a 'share' in this Article 47 shall not include the Non-Participating Share and nothing in this Article 47 shall affect or alter the rights of the Non-Participating Member under these Articles.

47.3 Subject to the Scheme becoming effective and, notwithstanding any other provision of these Articles or the terms of any resolution (whether ordinary, special or otherwise) passed by the Company in general meeting, if the Company issues any shares, or if any treasury shares are sold or transferred, in each case other than to MIH East Holdings, Limited ("**Bidco**") or its nominee(s) on or after the adoption of this Article and on or prior to the Scheme Record Time, such shares shall be issued, sold or transferred subject to the terms of the Scheme and shall be Scheme Shares for the purposes of the Scheme and the original or any subsequent holder of such shares (other than Bidco and/or its nominee(s)), shall be bound by the Scheme accordingly.

47.4 Subject to the Scheme becoming effective, and notwithstanding any other provision of these Articles, if any shares are issued, or if any treasury shares are sold or transferred, to any person (other than under the Scheme or to Bidco or its nominee(s)) (a "**New Member**") on or after the Scheme Record Time (the "**Transfer Shares**"), they shall be immediately transferred by the New Member to Bidco (or as it may direct) (the "**Purchaser**") in consideration of (subject as hereinafter provided) the payment to the New Member of a cash amount equal to the value of the Cash Consideration that the New Member would have been entitled to under the Scheme had each Transfer Share been a Scheme Share at the Scheme Record Time by not later than the fourteenth day after the issue of the Transfer Shares to the New Member.

47.5 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), effected after the Effective Date, the amount of Cash Consideration to be paid to a New Member for each Transfer Share pursuant to sub-paragraph 3 of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to shares, Cash Consideration and Transfer Shares shall, following such adjustment, be construed accordingly.

47.6 To give effect to any transfer of Transfer Shares required by this Article 47, the Company may appoint any person as attorney or agent for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) to transfer the Transfer Shares to the Purchaser or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney or agent be necessary or desirable to vest the Transfer Shares in the Purchaser or its nominee(s) and pending such vesting to exercise all such rights attaching to the Transfer Shares as the Purchaser may direct. If an attorney or agent is so appointed, the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) shall not thereafter (except to the extent that the attorney or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Transfer Shares unless so agreed by the Purchaser. The attorney or agent shall be empowered to execute and deliver as transferor a form of transfer or other instruments or instructions of transfer on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser or its nominee(s) and the Company may give a good receipt for the Cash Consideration for the Transfer Shares and may register the Purchaser and/or its nominee(s) as holder thereof. The Company shall not be obliged to issue a certificate to a New Member for the Transfer Shares. Bidco shall send (or procure to be sent) a cheque drawn on a UK clearing bank in favour of the New Member for the Cash Consideration payable to the New Member in respect of the Transfer Shares within fourteen days of the issue of the Transfer Shares to the New Member.

47.7 If the Scheme shall not have become effective by 19 September 2025 or such later date (if any) (a) as may be agreed in writing by Bidco and the Company with the consent of the Panel on Takeovers and Mergers (the "**Panel**"), or (b) (in a competitive situation) as may be specified by Bidco with the consent of the Panel, and in each case (if required) as the Court may allow, this Article 47 shall no longer be of any effect.

47.8 Notwithstanding any other provision of these Articles or any resolution passed by the Company in general meeting, neither the Company nor the Board shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Date other than to the Purchaser pursuant to the Scheme.



Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX

Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com

www.guernseyregistry.com

COMMERCE AND EMPLOYMENT
A STATES OF GUERNSEY GOVERNMENT DEPARTMENT

Certificate of

Incorporation

I hereby certify that, pursuant to section 20 of The Companies (Guernsey) Law 2008, that:

Company Name: THE CHANNEL ISLANDS SECURITIES EXCHANGE
AUTHORITY LIMITED

Registration Number: 57527

was incorporated on: Thursday, November 14, 2013

Signature:



Alan Bougourd
Registrar
Thursday, November 14, 2013

Cutting edge technology with historic integrity   14-Nov-2013   12:20:29

The International Stock Exchange Authority Limited



Guernsey Registry

Guernsey Registry

Market Building
PO Box 451, Fountain Street
St. Peter Port, Guernsey,
GY1 3GX
Tel: +44 1481 743800
Fax: +44 1481 743801
Email: enquiries@guernseyregistry.com

www.guernseyregistry.com

Certificate Of
Change of Name

I hereby certify that on Wednesday, April 26, 2017 pursuant to section 25 of the Companies (Guernsey) Law 2008 THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED, registration number 57527, changed its name to The International Stock Exchange Authority Limited

Signature:

Alan Bougourd
Registrar
Wednesday, April 26, 2017



THE COMPANIES (GUERNSEY) LAW, 2008

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

Registered this 14TH day of November 2013

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

MEMORANDUM OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1.   The name of the Company is THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED.

2.   The Registered Office of the Company will be situate in Guernsey.

3.   The Company is a non-cellular company.

4.   The liability of each Member is limited to the amount (if any) for the time being unpaid on the shares held by him.

5.   The objects and powers of the Company are not restricted.

6.   The Founder Member shall be The Channel Islands Securities Exchange Limited which shall take on formation one share in the capital of the Company for cash at £1.00.

Subscribed by:

JON MOULTON, DIRECTOR

The Channel Islands Securities Exchange Limited
1 Lefebvre Street
St Peter Port
Guernsey
GY1 4PJ

)
)
)
)
)
)
)

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

THE COMPANIES (GUERNSEY) LAW, 2008, AS AMENDED

COMPANY LIMITED BY SHARES

ARTICLES OF INCORPORATION

of

THE CHANNEL ISLANDS SECURITIES EXCHANGE AUTHORITY LIMITED

1. STANDARD ARTICLES

The standard Articles prescribed pursuant to Section 16(2) of the Law shall be excluded in their entirety.

2. INTERPRETATION

In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	Meanings
accounts	means either individual accounts prepared in accordance with Section 243 of the Law or consolidated accounts prepared in accordance with Section 244 of the Law.
Articles	these articles of incorporation as now framed and at any time altered.
at any time	at any time or times and includes for the time being and from time to time.
Auditors	the auditors, if any, engaged in accordance with the Law and these Articles.
Board	the Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
clear days	in relation to the period of notice means that period excluding the day when notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
Director	includes alternate Director.
dividend	includes bonus.
executors	includes administrators.

financial year	(a) firstly, the period beginning on the date on which a Company was incorporated and ending within eighteen (18) months of that date; and
	(b) thereafter, the period beginning on the day after its previous financial year ended and ending within eighteen (18) months of that date;
	as determined from time to time by the Board.
Law	The Companies (Guernsey) Law, 2008 as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
Liquidator	includes joint liquidators.
Member	means a registered holder of a share in the capital of the Company.
Memorandum	the memorandum of incorporation of the Company.
Month	calendar month.
Office	the registered office at any time of the Company.
ordinary resolution	a resolution passed by a simple majority in accordance with Section 176 of the Law.
Probate	includes Letters of Administration.
Proxy	includes attorney.
Register	the register of members kept pursuant to the Law.
Seal	*the common seal of the Company.*
Secretary	any person designated by the Board as such.
special resolution	a resolution passed by a majority of not less than 75% in accordance with Section 178 of the Law.
unanimous resolution	a resolution agreed to by every Member of the Company in accordance with Section 180 of the Law.
waiver resolution	a resolution passed by a majority of not less than 90% in accordance with Section 179 of the Law.

Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

In the event of any conflict between these Articles and the mandatory provisions of the Law, the latter shall prevail.

Where a Section of the Law is referred to and that Section is amended or renumbered or supplemented, then the reference shall be deemed to refer to the same Section as amended, renumbered or supplemented.

3. AMENDMENTS

The Company's Memorandum and Articles of Incorporation may be amended in accordance with Part IV of the Law.

4. BUSINESS

4.1 Any branch or kind of business which, by the Memorandum or by these Articles, is, either expressly or impliedly, authorised to be undertaken may be undertaken or suspended at any time by the Board.

4.2 The following actions shall only be undertaken by the Company if approved in writing by the States of Guernsey acting by and through the Policy Council or such other Departmental Board designated by it from time to time:

(a) amendment, addition, change, modification or deletion of this Article;

(b) removal of the Company from the register of companies in Guernsey for the purpose of becoming incorporated under the law of another district, territory or place;

(c) a change of location of the principal place of business of the Company to a place other than within the Bailiwick of Guernsey;

(d) the registration of any sale of, or transfer or issue of shares in, the Company;

(e) the passing of any resolution by the Members which would have the effect of allowing the Company to pass into new ownership, including, for the avoidance of doubt, any reconstruction, conversion to a different corporate structure, amalgamation or any resolution to wind up the Company; or

(f) a change of name.

5. SHARE CAPITAL

5.1 The Company may issue an unlimited number of shares.

5.2 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share (or option, warrant or other right in respect of a share) in the Company may be issued with such preferred, deferred or other special rights or restrictions, whether as to dividend, voting, return of capital or otherwise, as the Board may determine. To the extent required by Sections

292 and 293 of the Law, the Board is authorised to issue an unlimited number of shares (or options, warrants or other rights in respect of shares) (subject only to any limitation in Article 5.1) which authority shall expire five (5) years after the date of incorporation or the date of adoption of these Articles; in the event that the restrictions in Section 292(3)(a) and/or (b)(i) are amended or removed, such authority shall be to the extent and for as long as is legally permissible. This authority may be further extended in accordance with the provisions of the Law.

6. ISSUE OF SHARES

6.1 Subject to the authority conferred by Article 5 or any extension thereof, the unissued shares shall be at the disposal of the Board which may allot, grant options, warrants or other rights over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Law and so that the amount payable on application on each share shall be fixed by the Board.

6.2 Subject to the provisions of the Law and these Articles:-

(a) any shares may with the sanction of the Board be issued on terms that they are, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner as the Board may determine;

(b) the Company and any of its subsidiary companies may, at the discretion of the Board, give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(c) fractions of shares may be issued or purchased by the Company; and

(d) subject to Article 5.1, the Company may issue shares of no par value or shares with a par value or a combination of both.

7. REPURCHASE OF SHARES

7.1 The Company may, at the discretion of the Board, purchase any of its own shares, whether or not they are redeemable, and may pay the purchase price in respect of such purchase to the fullest extent permitted by the Law.

7.2 Shares repurchased by the Company may be held as treasury shares and dealt with by the Directors to the fullest extent permitted by the Law.

8. COMMISSIONS

The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Law. The Company may also pay brokerage charges.

9. VARIATION OF CLASS RIGHTS

9.1 If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

The International Stock Exchange Authority Limited

9.2 The quorum for a variation of class rights meeting is:-

(a) for a meeting other than an adjourned meeting, two (2) persons present *holding at least one third of the voting rights of the class in question;*

(b) for an adjourned meeting, one (1) person holding shares of the class in question; or

(c) where the class has only one Member, that Member.

9.3 For the purposes of Article 9.2 above, where a person is present by proxy or proxies, he is treated as holding only the shares in respect of which the proxies are authorised to exercise voting rights.

9.4 At a variation of class rights meeting, any holder of shares of the class in question present may demand a poll.

9.5 For the purposes of this Article:-

(a) any alteration of a provision contained in these Articles for the variation of rights attached to a class of shares, or the insertion of any such provision into the Articles, is itself to be treated as a variation of those rights; and

(b) references to the variation of rights attached to a class of shares include references to their abrogation.

9.6 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10. CLASS MEETINGS

Subject as aforesaid in the case of a variation of class rights, when the share capital is divided into different classes of shares, Articles 20 through 25 shall apply mutatis mutandis to any class meeting and to the voting on any matter by the Members of any such class.

11. *TRUSTS*

11.1 Without prejudice to Part XXIX of the Law, except as ordered by a court of competent jurisdiction or as required by law, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder and whether or not such share shall be entered in the Register as held in trust, nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

11.2 The Directors may serve notice on any Member requiring that Member to disclose to the Company the identity of any person (other than the Member) who has an interest in the shares held by the Member. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine. The Directors may be required to exercise their powers under this paragraph on the requisition of Members holding not less than one-tenth of the paid up capital of the Company which carries the right of voting at general meetings.

11.3 If any Member is in default in supplying to the Company the information required by the Company within the prescribed period (which is twenty eight (28) clear days after service of the notice or fourteen (14) clear days if the shares concerned

represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Member. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the **default shares**) and any other shares held by the Member, the Member shall not be entitled to vote in general meetings or class meetings. Where the default shares represent at least 0.25 per cent. of the class of shares concerned the direction notice may additionally direct that dividends on such shares will be retained by the Company (without interest), and that no transfer of the shares (other than a transfer approved under these Articles) shall be registered until the default is rectified.

11.4   Articles 11.2 and 11.3 are without prejudice to Sections 488 and 489 of the Law, when applicable.

12.   CERTIFICATES

12.1   The Board shall make such arrangements for the issue of share certificates as it may, from time to time, deem fit.

12.2   All forms of certificate for shares or debentures or representing any other form of security may, if determined by the Board, be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

12.3   In respect of a share held jointly, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12.4   If a share certificate be defaced lost or destroyed, it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

13.   LIEN

13.1   The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

13.2   The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

13.3   To give effect to any sale, the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

14.   CALLS ON SHARES

14.1   The Board may at any time make on at least fourteen (14) clear days' notice calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of

allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

14.2 Joint holders shall be jointly and severally liable to pay calls.

14.3 If a sum called in respect of a share is not paid before or on the day appointed, the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

14.4 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and, in the case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

14.5 The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

15. FORFEITURE AND SURRENDER OF SHARES

15.1 If a Member fails to pay any call or instalment on the day appointed, the Board may, at any time during such period as any part remains unpaid, serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

15.2 The notice shall state a further day at least fourteen (14) clear days' after the date of the notice on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

15.3 Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

15.4 A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms as the Board shall think fit, with or without all or any part of the amount previously paid on the share being credited as paid, and, at any time before a sale or disposition, the forfeiture may be cancelled.

15.5 A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

15.6 The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

15.7 The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

15.8 A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

15.9 The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

16. REGISTER OF MEMBERS

16.1 The Company shall keep the Register and index of Members in accordance with Sections 123-128 of the Law and allow inspection in accordance with Sections 127-128 of the Law. The Company may delegate the maintenance of its Register and index of Members upon such terms as the Board may think fit. In the absence of manifest error, the Register shall be conclusive evidence as to the persons entitled to the shares entered therein.

16.2 Each Member shall inform the Company by means of a notice addressed to the Office of any change in his address and immediately after receipt of that notice the entry of the address of that Member in the Register shall be altered in conformity with the notice given.

16.3 The Register may be closed during such periods as the Board thinks fit not exceeding in all thirty (30) days in any year.

17. TRANSFER AND TRANSMISSION OF SHARES

17.1 All transfers of shares may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register. A transfer in respect of shares which are not fully paid shall also be signed by the transferee.

17.2 These Articles are subject to, and do not limit or restrict the Company's powers to transfer shares in accordance with the Uncertificated Securities (Guernsey) Regulations, 2009.

17.3 Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if any) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and any such certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

17.4 The Board may, in their discretion and without assigning any reasons, refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share, they shall send to the transferee notice of refusal within a reasonable period.

17.5   On the death of a Member, the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

17.6   A person entitled to shares in consequence of death, disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

17.7   The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine provided that such registration of transfers shall not be suspended for more than thirty (30) days in any year.

17.8   All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in the case of fraud) be returned to the person depositing the same.

18.   UNTRACED SHAREHOLDERS

18.1   The Company shall be entitled to sell (at a price which the Company shall use its reasonable endeavours to ensure is the best obtainable) the shares of a Member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

(a)   during the period of not less than twelve (12) years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) at least three (3) dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b)   the Company shall following the expiry of such period of twelve (12) years have inserted advertisements in a national newspaper and/or in a newspaper circulating in the area in which the last known address of the Member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c)   during the period of three (3) months following the publication of such advertisements (or, if published on different dates, the last thereof) the Company shall have received indication neither of the whereabouts nor of the existence of such Member or person; and

(d)   notice shall have been given to the stock exchanges on which the Company is listed, if any.

18.2   The foregoing provisions of this Article are subject to any restrictions applicable under any regulations relating to the holding and/or transferring of securities in any paperless system as may be introduced from time to time in respect of the shares of the Company or any class thereof.

19.   ALTERATION OF CAPITAL

19.1   The Company at any time may, by ordinary resolution, increase its authorised share capital, if such has been specified, by such sum to be divided into shares of such amount as the resolution shall prescribe.

19.2   Unless the Company shall have resolved otherwise, any new shares shall be of such class and amount and have such preference or priority as regards dividends

or in the distribution of assets or as to voting or otherwise over any other shares of any class, whether then issued or not, or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

19.3 The Company may by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger or smaller amounts than its existing shares;

(b) subject to Article 19.4, subdivide all or any of its shares into shares of a smaller amount;

(c) cancel shares which, at the date of the passing of the resolution, have not been taken up or agreed to be taken up by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

(d) convert all or any of its shares the nominal amount of which is expressed in a particular currency or former currency into shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other day as may be specified therein;

(e) where its share capital is expressed in a particular currency or former currency, denominate or redenominate it, whether by expressing its amount in units or subdivisions of that currency or former currency, or otherwise.

19.4 In any subdivision under Article 19.3(b), the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as that proportion in the case of the share from which the reduced share was derived.

19.5 The Board on any consolidation of shares may deal with fractions of shares in any manner.

19.6 The Company may reduce its share capital, any capital account or any share premium account in any manner and with and subject to any authorisation or consent required by the Law.

20.   GENERAL MEETINGS

20.1 The first general meeting of the Company shall be held within eighteen (18) months of the date of incorporation as required by the Law and thereafter general meetings shall be held once at least in each subsequent calendar year in accordance with Section 199 of the Law but so that not more than fifteen (15) months may elapse between one annual general meeting and the next. At each such annual general meeting shall be laid copies of the Company's most recent accounts, directors' report and, if applicable, the auditor's report in accordance with Section 252 of the Law. The requirement for an annual general meeting may be waived by the Members in accordance with Section 201 of the Law. Other meetings of the Company shall be called extraordinary general meetings.

20.2 General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

20.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

20.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

20.5 Any general meeting convened by the Board, unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition, may be postponed by the Board by notice in writing and the meeting shall, subject to any further postponement or adjournment, be held at the postponed date for the purpose of transacting the business covered by the original notice.

20.6 The Board may, whenever it thinks fit, and shall on the requisition of Members who hold more than ten percent (10%) of such of the capital of the Company as carries the right to vote at general meetings (excluding any capital held as treasury shares) in accordance with Sections 203 and 204 of the Law proceed to convene a general meeting.

21. NOTICE OF GENERAL MEETINGS

21.1 A general meeting of the Company (other than an adjourned meeting) must be called by notice of at least ten (10) clear days.

21.2 A general meeting may be called by shorter notice than otherwise required if all the Members entitled to attend and vote so agree.

21.3 Notices and other documents may be sent in electronic form or published on a website in accordance with Section 208 of the Law.

21.4 Notice of a general meeting of the Company must be sent to:-

(a) every Member entitled to attend and vote thereat;

(b) every Director; and

(c) every Alternate Director registered as such.

21.5 In Article 21.4, the reference to Members includes only persons registered as a Member.

21.6 Notice of a general meeting of a company must:-

(a) state the time and date of the meeting;

(b) state the place of the meeting;

(c) specify any special business to be put to the meeting (as defined in Article 22.1);

(d) contain the information required under Section 178(6)(a) of the Law in respect of a resolution which is to be proposed as a special resolution at the meeting;

(e) contain the information required under Section 179(6)(a) of the Law in respect of a resolution which is to be proposed as a waiver resolution at the meeting; and

(f) contain the information required under Section 180(3)(a) of the Law in respect of a resolution which is to be proposed as a unanimous resolution at the meeting.

21.7 Notice of a general meeting must state the general nature of the business to be dealt with at the meeting.

21.8 Where, by any provision of the Law, special notice is required of a resolution, the resolution is not effective unless notice of the intention to move it has been given to the Company at least twenty-eight (28) clear days before the date of the meeting at which it is moved.

21.9 The Company must, where practicable, give its Members entitled to vote thereon notice of any such resolution in the same manner and at the same time as it gives notice of the meeting.

21.10 Where that is not practicable, the Company must give its Members entitled to vote thereon notice at least fourteen (14) clear days before the meeting –

(a)   by notice in La Gazette Officielle, or

(b)   in any other manner deemed appropriate by the Board.

21.11 If, after notice of the intention to move such a resolution has been given to the Company, a meeting is called for a date twenty-eight (28) clear days or less after the notice has been given, the notice is deemed to have been properly given, though not given within the time required.

21.12 In every notice calling a meeting of the Company there must appear a statement informing the Member of:-

(a)   his rights to appoint a proxy under these Articles and Section 222 of the Law; and

(b)   the right to appoint more than one proxy.

21.13 The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

22. PROCEEDINGS AT GENERAL MEETINGS

22.1 The ordinary business of a general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors, if any, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends (if required by these Articles) and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

22.2 The quorum for a general meeting shall be one (1) or more Members present in person or by proxy and holding 5% or more of the voting rights available at such meeting whether or not the Company has one Member.

22.3 If, within half an hour after the time appointed for the meeting, a quorum is not present, the meeting, if convened by or upon a requisition, shall be dissolved. If otherwise convened, it shall stand adjourned for fourteen (14) clear days at the same time and place and no notice of adjournment need be given (or if that day is not a business day in the location of the meeting, to the next business day). The quorum at any such adjourned meeting shall be such Member or Members who shall attend in person or by proxy.

22.4 The chairman of any general meeting shall be either:-

(a)   the chairman of the Board;

      (b)   in the absence of the chairman of the Board, or if the Board has no chairman, then the Board shall nominate one of their number to preside as chairman;

      (c)   if neither the chairman of the Board nor the nominated Director is present at the meeting, then the Directors present at the meeting shall elect one of their number to be the chairman;

      (d)   if only one Director is present at the meeting, then he shall be chairman of the general meeting; or

      (e)   if no Directors are present at the meeting, then the Members present shall elect a chairman of the meeting by an ordinary resolution.

22.5   The chairman of the general meeting shall conduct the meeting in such a manner as, subject to the Law, he thinks fit and may adjourn the meeting from time to time and limit the time for Members to speak.

22.6   The Board may determine in respect of any general meeting or meetings or generally that a list of the names and addresses of the Members shall not be made available for inspection.

22.7   A Director of the Company shall be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company regardless of whether that Director is a Member of the Company or a holder of the relevant class of shares.

22.8   The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting at any time and to any place. When a meeting is adjourned for more than fourteen (14) clear days or where business other than the business left unfinished at the meeting from which the adjournment took place is to be put to the adjournment meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

22.9   At any meeting, a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

      (a)   by the chairman; or

      (b)   by not less than five (5) Members having the right to vote on the resolution; or

      (c)   by a Member or Members representing not less than ten (10) per cent. of the total voting rights of all Members having the right to vote on the resolution.

22.10 The demand for a poll may be withdrawn.

22.11 Unless a poll is demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

22.12 A poll, if demanded, shall be taken at the meeting at which the same is demanded or at such other time and place as the chairman shall direct and the result shall be deemed the resolution of the meeting.

22.13 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

22.14 If a poll shall be duly demanded on the election of a chairman or on any question of adjournment, it shall be taken at once.

22.15 In case of an equality of votes on a poll, the chairman shall have a second or casting vote.

23. VOTES OF MEMBERS

23.1 On a show of hands, every Member present in person or by proxy shall have one vote subject to any special voting powers or restrictions.

23.2 On a poll, every Member present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

23.3 Where there are joint registered holders of any shares, such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

23.4 Any Member, being incapable or of unsound mind, may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

23.5 On a poll, votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

23.6 No Member shall be entitled to be present or take part in any proceedings or vote, either personally or by proxy, at any meeting unless all calls due from him have been paid.

23.7 No Member shall be entitled to vote in respect of any shares that he has acquired unless he has been registered in the Register as their holder.

23.8 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the chairman whose decision shall be final and binding.

24. PROXIES

24.1 A Member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. A Member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

24.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

24.3 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office or such other venue as the Board may specify not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than twenty four (24) hours before the time

appointed for the taking of the poll and in default, unless the Board directs otherwise, the instrument of proxy shall not be treated as valid.

24.4 The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

24.5 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

24.6 Without prejudice to Section 226 of the Law, a vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

24.7 Any corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

25. WRITTEN RESOLUTIONS

25.1 Resolutions of the Members may be approved in writing if so determined by the Directors or the Members in accordance with Part XIII of the Law and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

25.2 Notice specifying the proposed resolution in writing may be sent by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may, subject to the Law, determine at any time.

25.3 Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

25.4 Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

25.5 Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Law) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

25.6 Notwithstanding anything else contained herein (and in particular the method of sending the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission or in any other way specified in the notice.

25.7 The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

26. NUMBER, APPOINTMENT AND QUALIFICATION OF DIRECTORS

26.1 The first Directors of the Company shall be specified in the application for incorporation prepared in accordance with Section 17 of the Law. Unless a sole Director is specified in the application for incorporation and until otherwise determined by the Board, the number of Directors shall be not less than two (2).

26.2 The Board shall have power at any time to appoint any person eligible in accordance with Section 137 of the Law to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number, if any, fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election.

26.3 No person other than a Director retiring at a general meeting shall, unless recommended by the Directors, be eligible for election by the Company to the office of Director unless, not less than fourteen (14) clear days before the date appointed for the meetings there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

26.4 Without prejudice to the powers of the Board, the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

26.5 A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

27. REMUNERATION OF DIRECTORS

27.1 The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

27.2 The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

27.3 If any Director, having been requested by the Board, shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit, either as a fixed sum or as a percentage of profits or otherwise, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

28. INDEMNITIES

28.1 The Directors, Secretary and officers for the time being of the Company and their respective heirs and executors shall, to the extent permitted by Section 157 of the Law, be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own negligence, default, breach of duty or breach of trust respectively and none of them shall be answerable for the acts receipts neglects or

defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own negligence, default, breach of duty or breach of trust.

28.2   The Directors may agree to such contractual indemnities for the benefit of the Secretary, officers, employees and other agents and contracting parties as they may from time to time, deem fit.

28.3   Notwithstanding Article 28.1, the Board may purchase and maintain, at the expense of the Company, insurance for the benefit of the Directors, Secretary, officers, employees and other agents and/or to cover corporate reimbursement of such Directors, Secretary, officers, employees and other agents.

29.   **REGISTERS OF DIRECTORS**

The Directors or Secretary shall cause to be maintained a register of Directors in accordance with Sections 143 and 147 of the Law.

30.   **ALTERNATE DIRECTORS**

30.1   Any Director may, by notice in writing under his hand served upon the Company, appoint any person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

30.2   Every alternate Director while he holds office as such shall be entitled:-

(a)   if his appointor so directs the Secretary, to notice of meetings of the Directors; and

(b)   to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present.

30.3   Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

30.4   No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

30.5   A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

31. BORROWING POWERS OF THE BOARD

31.1 The Board may exercise all the powers of the Company to borrow money and to mortgage, hypothecate, pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any liability or obligation of the Company or of any third party.

32. OTHER POWERS AND DUTIES OF THE BOARD

32.1 The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Law and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

32.2 The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such subsidiary company or guaranteeing its contracts, obligations or liabilities.

32.3 The Board may establish any local boards or committees for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local boards or committees and may fix their remuneration and may delegate to any local board or committee any of the powers, authorities and discretions vested in the Board, with power to sub-delegate, and may authorise the members of any local board or committee to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. The provisions of Article 35 shall apply to meetings of such local boards and committees mutatis mutandis save as varied by the Board.

32.4 The Board may:-

(a) at any time, by power of attorney given under the hand of such person or persons duly authorised by the Board in that behalf, appoint any person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions; or

(b) appoint such other agents, managers and contractors with such powers to sub-delegate as it may deem fit from time to time.

32.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Board shall, at any time, determine.

32.6 The Board shall cause minutes to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in books provided for the purpose of all resolutions and proceedings at meetings of the Board and of Board Committees in accordance with Section 154 of the Law.

32.7 The Board shall cause minutes and records of other corporate resolutions to be made and maintained at the Office or in such other place in Guernsey as the Board may think fit in accordance with Sections 228 and 230 of the Law of all proceedings at general meetings or otherwise and all decisions of a sole Member.

32.8 The Board may pay a gratuity, pension or allowance on death or retirement to, and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes, for the benefit of any persons:-

    (a)   who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

    (b)   who are or were at any time Directors or officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives, widows, children, dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

32.9 The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

32.10 The Board may do any of the matters aforesaid either alone or in conjunction with any such other company

33. CONFLICTS OF INTEREST

33.1 A Director must, immediately after becoming aware of the fact that he is interested in a transaction or proposed transaction with the Company, disclose to the Board in accordance with Section 162 of the Law:-

    (a)   if the monetary value of the Director's interest is quantifiable, the nature and monetary value of that interest; or

    (b)   if the monetary value of the Director's interest is not quantifiable, the nature and extent of that interest.

33.2 Article 33.1 does not apply if:-

    (a)   the transaction or proposed transaction is between the Director and the Company; and

    (b)   the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

33.3 A general disclosure to the Board to the effect that a Director has an interest (as director, officer, employee, member or otherwise) in a party and is to be regarded as interested in any transaction which may after the date of the disclosure be entered into with that party is sufficient disclosure of interest in relation to that transaction.

33.4   Nothing in Articles 33.1, 33.2 and 33.3 applies in relation to:-

(a)   remuneration or other benefit given to a Director;

(b)   insurance purchased or maintained for a Director in accordance with Section 158 of the Law; or

(c)   qualifying third party indemnity provision provided for a Director in accordance with Section 159 of the Law.

33.5   A Director who is interested in a transaction entered into, or to be entered into, by the Company, may:-

(a)   vote on a matter relating to the transaction;

(b)   attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum;

(c)   sign a document relating to the transaction on behalf of the Company; and

(d)   do any other thing in his capacity as a Director in relation to the transaction;

as if the Director was not interested in the transaction.

33.6   Subject to Article 33.7, a Director is interested in a transaction to which the Company is a party if the director:-

(a)   is a party to, or may derive a material benefit from, the transaction;

(b)   has a material financial interest in another party to the transaction;

(c)   is a director, officer, employee or member of another party (other than a party which is an associated company) who may derive a material financial benefit from the transaction;

(d)   is the parent, child or spouse of another party who may derive a material financial benefit from the transaction; or

(e)   is otherwise directly or indirectly materially interested in the transaction.

33.7   A Director is not interested in a transaction to which the Company is a party if the transaction comprises only the giving by the Company of security to a third party which has no connection with the Director, at the request of the third party, in respect of a debt or obligation of the Company for which the Director or another person has personally assumed responsibility in whole or in part under a guarantee, indemnity or security.

33.8   A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office or otherwise as the Directors may determine.

33.9   Subject to due disclosure in accordance with Article 33, no Director or intending Director shall be disqualified by his office from contracting with the Company as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested render the Director liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

The International Stock Exchange Authority Limited

33.10 Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director PROVIDED THAT nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

33.11 Any Director may continue to be or become a director, managing director, manager or other officer or member of any company in which the Company may be interested and (unless otherwise agreed) no such Director shall be accountable for any remuneration or other benefits received by him as a Director, managing director, manager or other officer or member of any such other company.

34. DISQUALIFICATION OF DIRECTORS

34.1 A Director shall cease to hold office:-

(a)   if he (not being a person holding for a fixed term an executive office subject to termination if he ceases for any reason to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(b)   if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(c)   if he dies or becomes of unsound mind or incapable;

(d)   if he becomes insolvent suspends payment or compounds with his creditors;

(e)   if he is requested to resign by written notice signed by all his co-Directors;

(f)   if the Company in general meeting shall declare that he shall cease to be a Director; or

(g)   if he becomes ineligible to be a Director in accordance with Section 137 of the Law.

34.2 If the Company in general meeting removes any Director before the expiration of his period of office, it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

35. PROCEEDINGS OF DIRECTORS

35.1 The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman at the meeting shall have a second or casting vote.

35.2 A Director in communication with one or more other Directors so that each Director participating in the communication can hear or read what is said or communicated by each of the others, is deemed to be present at a meeting with the other Directors so participating and, where a quorum is present, such meeting shall be treated as a validly held meeting of the Board and shall be deemed to have been held in the place where the chairman is present.

35.3 The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

35.4 A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

35.5 The continuing Directors may act notwithstanding any vacancy but, if and so long as their number is reduced below the minimum number fixed pursuant to these Articles, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act, then any Member may summon a general meeting for the purpose of appointing Directors.

35.6 The Board may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman be elected or if at any meeting the chairman be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

35.7 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board. Subject thereto, this Article 35 shall apply mutatis mutandis to the proceedings of such committees.

35.8 The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two (2) except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

35.9 A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

36. EXECUTIVE DIRECTORS

36.1 The Board may at any time appoint one or more of their body to be holder of any executive office including the office of managing Director on such terms and for such periods as they may determine.

36.2 The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

36.3 The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

37. SECRETARY

37.1 A Secretary may be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

37.2 A Secretary shall have such duties as may be mandated by the Law and such other duties, responsibilities and powers as shall be agreed by the Board and the Secretary.

37.3 Any provision of the Law or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary.

38. RESIDENT AGENT

If Part XXIX of the Law applies to the Company, the Board shall ensure that a resident agent is appointed in accordance with the Law.

39. THE SEAL

If the Board determines to maintain a Seal, it shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

40. COMMON SIGNATURE

The common signature of the Company may be either:-

40.1 the name of the Company with the addition of the signature(s) of one or more of the Directors or officers of the Company authorised generally or specifically by the Board for such purpose, or such other person or persons as the Board may from time to time appoint; or

40.2 if the Board resolves that the Company shall have a Seal, it shall be affixed in such manner as these Articles or the Board may from time to time provide.

41. AUTHENTICATION OF DOCUMENTS

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

42. DIVIDENDS

42.1 Subject to compliance with Section 304 of the Law, the Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

42.2 The method of payment of dividends shall be at the discretion of the Board.

42.3 No dividend shall be paid in excess of the amounts permitted by the Law or approved by the Board.

42.4 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member.

42.5   The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

42.6   The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

42.7   The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

42.8   With the sanction of the Company in general meeting, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution, the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

42.9   Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest or other moneys payable in respect of their joint holdings.

42.10   No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

42.11   All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

43.   RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

44.   CAPITALISATION OF PROFITS

44.1   The Company in general meeting may, upon the recommendation of the Board, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

44.2   Whenever such resolution shall have been passed, the Board shall make all appropriations and applications of the reserves or profits resolved to be capitalised

and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the amounts resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

45. ACCOUNTS AND REPORTS

45.1 The Board shall maintain accounting records and issue reports in accordance with Part XV of the Law.

45.2 The Company shall keep accounting records which are sufficient to show and explain its transactions and are such as to:-

(a) disclose with reasonable accuracy, at any time, the financial position of the Company at that time; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

45.3 The Company's accounting records shall be kept:-

(a) at the Office; or

(b) at such other place as the Board thinks fit.

45.4 If accounting records are kept at a place outside Guernsey, returns in respect of the business dealt with in the accounting records shall be sent to and kept at a place in Guernsey and those returns shall be such as to:-

(a) disclose with reasonable accuracy the financial position of the business in question at intervals of not more than six (6) months; and

(b) enable the Board to ensure that any accounts prepared by the Company are prepared properly and in accordance with any relevant enactment for the time being in force.

45.5 Accounting records (and, where returns are sent, returns) shall be kept by the Company for a period of at least six (6) years after the date on which they are made.

45.6 Accounting records (and, where returns are sent, returns) shall at all reasonable times be open to inspection by any Director, Secretary or officer of the Company at the place at which they are kept.

45.7 Subject to Section 244 of the Law, the Board of the Company shall prepare accounts of the Company for each of the Company's financial years.

45.8 The accounts shall include:-

(a) a profit and loss account; and

(b) a balance sheet.

45.9 The accounts shall:-

    (a)   give (and state that they give) a true and fair view;

    (b)   be in accordance (and state that they are in accordance) with generally accepted accounting principles and state which principles have been adopted; and

    (c)   comply (and state that they comply) with any relevant enactment for the time being in force.

45.10 The accounts shall be approved by the Board and signed on by at least one (1) Director.

45.11 If the Company is a holding company, the Directors may, if they think fit, prepare consolidated accounts for that Company and all or any of its subsidiaries in accordance with Section 244 of the Law.

45.12 The Board shall prepare a Directors' report for each of the Company's financial years.

45.13 The Directors' report must state the principal activities (if any) of the Company in the course of the financial year and may be in summary form.

45.14 The directors of associated companies may, if they think fit, combine their Directors' reports, and if the combined report states the principal activities of all associated companies, the requirements of this Article are satisfied.

45.15 This Article applies to the Company unless it is exempt from audit in accordance with Section 256 of the Law for the financial year in question.

45.16 The Directors' report must contain a statement to the effect that, in the case of each of the persons who are Directors at the time the report is approved:-

    (a)   so far as the Director is aware, there is no relevant audit information of which the Auditors are unaware; and

    (b)   he has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

45.17 A Director is regarded as having taken all the steps that he ought to have taken as a Director in order to do the things mentioned in Article 45.16(b) if he has:-

    (a)   made such enquiries of his fellow Directors and of the Auditors for that purpose; and

    (b)   taken such other steps (if any) for that purpose, as are required by his duty as a Director of the Company to exercise reasonable care, skill and diligence.

45.18 In this Article relevant audit information means information needed by the Auditors in connection with preparing their report.

45.19 Should the Members of the Company elect to exempt the Company from audit in accordance with Section 256 of the Law, the Directors' report must state that its accounts are exempt from the requirement to be audited and have not been audited.

45.20 The Company must send to each Member of the Company within twelve (12) months after the end of the financial year to which they relate a copy of:-

The International Stock Exchange Authority Limited

(a)   the accounts;

(b)   the Directors' report; and

(c)   the Auditors' report (where one is required under Part XVI of the Law).

45.21 The Company must send to a Member or officer of the Company within seven (7) days after the date on which the Member or officer makes such a request, provided that he has not previously made such a request within that financial year, a copy of the most recent:-

(a)   accounts;

(b)   Directors' report; and

(c)   Auditors' report (where one is required under Part XVI of the Law).

45.22 If the Company holds a general meeting under Section 199 of the Law, it shall lay before that meeting, copies of its most recent:-

(a)   accounts;

(b)   Directors' report; and

(c)   Auditors' report (where one is required under Part XVI of the Law).

46.   AUDIT

46.1 Subject to Section 256 of the Law, the Members may resolve to exempt the Company from the requirement to appoint Auditors. Whilst the Company continues as an unaudited company, the provisions of the Law in so far as they relate to the appointment of Auditors, the duties of Auditors and the report of Auditors shall be suspended and cease to have effect.

46.2 Subject to Article 46.1 above, Auditors shall be engaged in accordance with Part XVI of the Law.

47.   NOTICES

47.1 A notice or other communication may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address (or, subject to Article 47.7, in electronic form) or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

47.2 Any notice or other document, if served by post (including registered post, recorded delivery service or ordinary letter post), shall be deemed to have been served on the third day after the day on which the same was posted from Guernsey to an address in the United Kingdom, the Channel Islands or the Isle of Man and, in any other case, on the seventh day following that on which the same was posted.

47.3 Service of a document sent by post shall be proved by showing the date of posting, the address thereon and the fact of pre-payment.

47.4 Any notice or other document, if transmitted by electronic communication, facsimile transmission or other similar means which produce or enable the production of a document containing the text of the communication, shall be regarded as served when it is received.

47.5 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

47.6 Any notice or other communication sent to the address of any Member shall, notwithstanding the death, disability or insolvency of such Member and whether the Company has notice thereof, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall, for all purposes, be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

47.7 All Members shall be deemed to have agreed to accept communication from the Company by electronic means in accordance with Sections 524 and 526 and Schedule 3 of the Law unless a Member notifies the Company otherwise. Notice under this Article must be in writing and signed by the Member and delivered to the Company's Office or such other place as the Board directs.

48. WINDING UP

48.1 The Company shall be wound up in any of the circumstances specified in the Law and assets available for distribution to Members shall, subject to any special terms of issue, be distributed according to the number of shares held by each Member.

48.2 If the Company shall be wound up, whether voluntarily or otherwise, the Liquidator may, with the sanction of a special resolution, divide among the Members in specie any part of the assets of the Company and may, with the like sanction, vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator, with the like sanction, shall think fit.

48.3 If any of the securities or other assets to be divided as aforesaid involve a liability to calls or otherwise, any person entitled under such division to any of the said assets may, within fourteen (14) clear days after the passing of the special resolution, by notice in writing, direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall, if practicable, act accordingly.

The International Stock Exchange Authority Limited